Form 10-K, Exhibit 13
period 1993-12-31
CAPITAL HOLDING CORP
filed 1994-03-25
CIK 17206

                        FINANCIAL CONTENTS
================================================================================

                        Management's Discussion and Analysis 18
                        Management's Responsibilities for Financial Reporting 36 Report of Ernst & Young, Independent Auditors 36 Consolidated Statements of Income 37
                        Consolidated Statements of Financial Condition 38 Consolidated Statements of Cash Flows 40
                        Consolidated Statements of Shareholders' Equity 41
                        Notes to Consolidated Financial Statements 42

MANAGEMENT'S DISCUSSION
AND ANALYSIS
================================================================================

CONSOLIDATED RESULTS AND ANALYSIS

Capital Holding's 1993 net income was $3.12 per common and common equivalent share ("per common share"), down .6 percent from the $3.14 per common share reported in 1992. All per share amounts have been adjusted to reflect a two-for-one stock split in the form of a dividend, effective April 30, 1993. Net income reflects the impact of the retroactive tax rate change resulting from federal tax legislation enacted on August 10, 1993. This change reduced reported earnings in 1993 by $5.1 million, or $.05 per common share, due to the impact of the change on the effective annual tax rate, and $11.7 million, or $.12 per common share, due to the one-time charge to deferred taxes. Net income per common share for 1992 was up 18.0 percent from $2.66 in 1991.

Net income in 1993 included net realized investment losses (net of related deferred acquisition cost amortization and taxes) of $.20 per common share resulting from $13.5 million of net realized investment and securities gains, offset by provisions for mortgage loan loss reserve additions and writedowns of $33.6 million. Net income in 1992 included $.04 per common share of net realized investment losses compared to net realized investment losses of $.23 per common share in 1991.

Operating return on equity was 15.0 percent in 1993, down from 16.4 percent in 1992 and 17.1 percent in 1991. The reduction in 1993 was primarily attributable to the tax rate change. The reduction in 1992 was due largely to the acquisition of Durham Corporation ("Durham").

The graph below is a stacked bar chart that reflected the operating earnings by each business segment (excluding Corporate and Other) for the years ended December 31, 1991 through 1993.

Operating Earnings by Business Segment
(Excluding Corporate and Other)
(Dollars in millions)

[GRAPH APPEARS HERE]


Business Segment        1991     1992     1993
- ----------------------------------------------
Agency Group            $173     $190     $194
Direct Response Group     71       85       98
Banking Group             73       94      118
Accumulation and
  Investment Group       112      120      134

- --------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
(Amounts in thousands except per common share information)
================================================================================


December 31                                 1993          1992          1991            1990          1989          1988
- ------------------------------------------------------------------------------------------------------------------------
Realized investment gain (loss)      $   (20,155)  $     6,477   $   (18,780)    $  (122,799)  $   124,269   $    25,310
Total revenues                         2,884,164     2,853,292     2,670,656       2,577,309     2,500,116     2,045,866
Cumulative effect of change in
 accounting principle                         --            --            --              --       (56,021)           --
Net income                               322,665       322,496       250,232         166,193       219,687       189,864

Assets                               $22,929,005   $20,588,264   $18,873,028     $16,668,545   $14,970,015   $12,963,268
Long-term debt                           589,268       589,320       611,245         386,247       330,299       262,574
Shareholders' equity                   2,492,891     2,185,927     1,930,924       1,552,515     1,516,269     1,257,549
- ------------------------------------------------------------------------------------------------------------------------
Per common share: (a)
Income before cumulative effect of
 change in accounting principle      $      3.12   $      3.14   $      2.66     $      1.70   $      2.93   $      2.00
Cumulative effect of change in
 accounting principle                         --            --            --              --          (.62)           --
Net income                                  3.12          3.14          2.66            1.70          2.31          2.00
Shareholders' equity                       23.59         20.55         17.86           15.66         14.81         12.89
Cash dividends paid                          .73           .66           .60             .54           .50           .47
Closing market price                       37.13         36.13         31.81           19.56         26.00         16.38
Operating earnings (b)                      3.32          3.18          2.89            2.57          2.23          1.91

Operating return on equity (c)              15.0%         16.4%         17.1%           17.0%         16.5%         15.7%
Common shares outstanding at year end    101,426        94,804        92,708          89,568        92,284        89,791

Weighted average common and common
 equivalent shares outstanding           101,132       100,531        90,699          91,821        90,594        91,271


December 31                                 1987          1986          1985            1984          1983
- ----------------------------------------------------------------------------------------------------------
Realized investment gain (loss)      $    14,302    $  169,341    $    5,346      $   (6,612)   $   (1,128)
Total revenues                         1,784,692     1,640,353     1,361,804       1,201,853     1,070,208
Cumulative effect of change in
 accounting principle                         --      (104,069)           --              --            --
Net income                               178,591       168,945       134,238         116,369       104,472

Assets                               $10,356,492    $8,295,014    $6,722,165      $5,580,581    $4,812,948
Long-term debt                           287,574       192,575       273,705         276,952       301,091
Shareholders' equity                   1,186,468     1,173,485     1,073,963         959,091       921,142
- ----------------------------------------------------------------------------------------------------------
Per common share: (a)
Income before cumulative effect of
 change in accounting principle      $      1.74    $     2.62    $     1.23      $     1.04    $      .91
Cumulative effect of change in
 accounting principle                         --         (1.03)           --              --            --
Net income                                  1.74          1.59          1.23            1.04           .91
Shareholders' equity                       11.51         10.61          9.60            8.50          7.94
Cash dividends paid                          .44           .41           .39             .37           .35
Closing market price                       13.50         15.31         14.69           10.75          9.28
Operating earnings (b)                      1.66          1.63          1.26            1.10           .95

Operating return on equity (c)              14.4%         16.7%         13.9%           13.6%         12.2%
Common shares outstanding at year end     94,385       101,186       101,402         101,092       103,424

Weighted average common and common
 equivalent shares outstanding            98,410       101,498       101,258         101,678       104,190

- -----------------------------
(a) Per common share amounts have been retroactively adjusted for a two-for-one stock split in the form of a dividend, effective April 30, 1993.
(b) Operating earnings exclude from net income, realized investment gains and losses and related deferred acquisition cost amortization, net of taxes.
(c) Operating return on equity is computed as operating earnings less provision for nonconvertible preferred dividends, divided by a rolling four quarter average of total shareholders' equity less the nonconvertible preferred stock.

     Operating earnings applicable to common shareholders (operating earnings less the provision for nonconvertible preferred stock dividends) were $3.32 per common share in 1993, up 4.4 percent from $3.18 per common share reported in 1992 (up 10.0 percent from 1991). Operating earnings for 1993 also reflect the $.17 per common share reduction resulting from the new tax legislation. Without the $.17 per common share tax legislation impact, operating earnings would have been up 9.7 percent. Strong results in the Banking and Accumulation and Investment Groups and Direct Response Group's January 1993 acquisition of Academy Insurance Group ("Academy") contributed to earnings growth in 1993. Growth in 1992 came principally from Banking and Direct Response Group and Agency Group's November 1991 acquisition of Durham.

     Consolidated revenues were $2.9 billion, up 1.1 percent (1992 -- $2.9 billion, up 6.8 percent). Consolidated revenues included pretax net realized investment losses of $20.2 million in 1993 and pretax net realized investment gains of $6.5 million in 1992 (1991 -- losses of $18.8 million). Revenues, excluding realized investment gains and losses, were $2.9 billion, up 2.0 percent (1992 -- $2.8 billion, up 5.9 percent). Revenue growth of $57.5 million in 1993 was primarily due to business growth in the Banking Group and the Academy acquisition in the Direct Response Group; these increases were partially offset by a decrease in Corporate and Other revenues, as we disposed of some non-strategic business lines acquired as part of the Durham acquisition.

The graph represented below is a stacked bar chart that reflected the revenues by business segment for the years ended December 31, 1991 through 1993. Total revenues appear on the top of each bar.

Revenues by Business Segment
(Dollars in millions)

[GRAPH APPEARS HERE]


Business Segment          1991    1992    1993
- ----------------------------------------------
Agency Group            $  623  $  727  $  733
Direct Response Group      651     651     759
Banking Group              451     507     545
Accumulation and
  Investment Group         914     853     833
Corporate and Other         32     115      14
- ----------------------------------------------
Total Revenues          $2,671  $2,853  $2,884

RESULTS BY BUSINESS SEGMENT

AGENCY GROUP
Agency Group markets traditional and interest-sensitive individual life and health insurance products through home service representatives who are full-time employees of Agency Group's principal operating subsidiaries, including Common-wealth Life Insurance Company ("Commonwealth Insurance"), Peoples Security Life Insurance Company ("Peoples Security Insurance"), Capital Security Life Insurance Company and Durham Life Insurance Company. Agency Group's markets are principally in the Southeast and Mid-Atlantic states. In addition, Agency Group leverages its insurance capabilities by marketing insurance products in partnership with several third-party insurance and marketing organizations.
     Revenues were $733.5 million, up .9 percent from 1992 ($727.0 million, up
16.6 percent) reflecting growth in life premium income, partially offset by lower investment and other income. The growth in 1992 was primarily due to the 1991 acquisition of Durham. Life premium income, including premium equivalents, was $403.3 million, up 4.6 percent over 1992 ($385.6 million, up 18.2 percent). Life premium growth was positively influenced by favorable 1992 sales and improved termination rates, but 1993 sales were below expectations. Life sales were down 13.5 percent from 1992, a result of account consolidation associated with the integration of Durham's field operations, and accentuated by 1992's strong partnership sales. Life termination rates, which reflect Agency Group's emphasis on improved persistency, were 16.2 percent in 1993 compared to 17.2 percent in 1992 and 16.1 percent in 1991 (1991 excludes Durham). Net investment and other income was $286.3 million, down 1.3 percent from 1992 ($290.1 million, up 16.2 percent). Miscellaneous other income fluctuations accounted for all of this decrease; investment income was essentially flat with 1992, as growth in Agency Group's invested assets was offset by declining investment yields.
     Agency Group pretax earnings were $193.7 million, up 1.8 percent from $190.2 million in 1992, primarily due to improved life earnings. Pretax earnings in 1992 were up 10.0 percent from 1991, primarily due to the Durham acquisition. Life earnings account for more than 95 percent of Agency Group income. Life pretax earnings were $185.6 million, up 1.4 percent from $183.1 million in 1992, as increased premium income and declining unit operating costs were partially offset by tighter interest spreads, unfavorable mortality results and increased amortization of acquisition costs. Life earnings were up 8.8 percent in 1992 from $168.4 million in 1991, primarily due to the Durham acquisition in late 1991. Life profit margins, defined as pretax earnings as a percent of mean policyholder reserves, were 8.4 percent compared with the 1992 margin of 8.6 percent, reflecting tighter interest spreads and unfavorable claims experience. The decrease in 1992 from 9.2 percent in 1991 was the result of Durham's higher mix of lower margin interest-sensitive business.
     The individual life insurance business is a mature market in which first year premiums are expected to grow slowly, and the primary insurance buying population is expected to decrease slightly over the next several years. Agency Group's results historically have been in the upper third of performance relative to its peers and generally consistent with these trends, ignoring the effect of acquisitions. Going forward, Agency Group has established clear "best in class" objectives relative to its peer group of companies. To achieve these goals, it will focus on increased levels and profitability of new business through execution of superb field management. In addition, Agency Group has targeted improved expense ratios and claims experience as critical elements to increasing overall profit margins and growth rates in earnings. To focus on these strategies, Agency Group organized its home office and field operations into Customer Service Units (CSUs), which align field sales organizations in regional geographies with full service administrative teams in the home office to provide policy issuance, underwriting, claims administration and other customer service. This organizational structure will enable Agency Group to more effectively address the profit drivers of the business--sales, lapses, expenses, subsidies and claims--at the agency office and CSU level. Thus, Agency Group will be able to focus attention on underperforming offices and CSUs, while stressing continuous improvement for those performing well. At the same time, Agency Group will continue to focus on enhancing home office cost structure by streamlining processes and service automation, among other things. Results from these initiatives will be necessary in 1994 to offset the impact of declining investment yields and increasing acquisition cost amortization, and to position Agency Group for better growth.

DIRECT RESPONSE GROUP
Direct Response Group markets insurance to individuals directly and through third-party organizations primarily using television, direct mail and telephone. Life and health insurance products are underwritten by the National Liberty group of companies, and property and casualty products (personal lines automobile and homeowners coverages) are underwritten through Worldwide Insurance Group. In addition to the direct response channel, products of the Worldwide companies are also made available through some Agency Group home service representatives.
     In January 1993, Direct Response Group acquired Academy for a purchase price of $117.6 million. Academy markets life insurance through an agency field force to active-duty military service personnel. It has the endorsement of the Non Commissioned Officers Association, which allows its agents/ counselors access to military personnel. The Academy business represents a growth opportunity for Direct Response Group and also provides a strategic complement to its current veterans segment by furnishing early access to members of the military market.
     Revenues in 1993 were $758.5 million, up $107.7 million (16.5 percent) from 1992, reflecting primarily the $104.6 million increase in revenue from the acquisition of Academy. Excluding Academy, life premium income grew $16.2 million due to previous years' sales volume, and health premium income declined $16.7 million (9.1 percent) reflecting lower new customer sales. Revenues in 1992 were $650.9 million, even with 1991; growth in life premium income of $12.6 million was offset by an $11.4 million decline in health premium income.
     Pretax earnings in 1993 reflect a full year's benefit from the Academy acquisition and were up $13.4 million (15.8 percent) to $97.9 million; increases in life earnings (up $16.1 million) and property and casualty earnings (up $1.6 million) were partially offset by non-core business results, including a $5.9 million loss resulting from the sale of a small third-party administrator. Excluding Academy, pretax earnings were down $8.5 million or 10.0 percent, primarily due to the disappointing marketing results of the past two years and the aforementioned non-core business results. Pretax earnings in 1992 were $84.5 million, up $13.8 million (19.5 percent) due primarily to a $7.9 million increase in health pretax earnings and a $5.4 million increase in property and casualty pretax earnings.
     Life pretax earnings in 1993 were up $16.1 million (39.9 percent) to $56.5 million. These results reflect a $17.5 million positive impact from the acquisition of Academy. Life earnings, excluding Academy, were down $1.4 million (3.5 percent) to $39.0 million, principally due to unfavorable mortality. Life profit margins (defined as pretax earnings as a percent of premium income), were
18.9 percent, up from the 1992 margin of 17.2 percent reflecting the higher margins in the Academy business. Health pretax earnings were up $2.6 million (6.0 percent) to $45.8 million, reflecting $4.0 million in earnings from Academy, and better claims experience offset by lower premium income on other health business. In 1992, health earnings were $43.2 million, up 22.2 percent due to favorable claims experience and spending. Health profit margins (pretax earnings as a percent of premium income), were 23.1 percent, down modestly from
23.6 percent in 1992 due to the impact of Academy. Property and casualty pretax earnings were $8.2 million, up 24.1 percent from $6.6 million in 1992, primarily due to lower catastrophic losses and expense levels. The combined ratio (the primary profit measure for the property and casualty business), representing the ratio of total dollars of claims and expenses incurred for each $100 of premiums, continues to show a positive trend at 106.9 percent in 1993, compared to 108.4 percent in 1992 and 112.2 percent in 1991. Property and casualty results continue to be favorably impacted by initiatives begun in 1990 to re-underwrite existing contracts, reprice new business, and by ongoing risk management.
     The Direct Response Group was successful in 1993 in continuing to penetrate the military market with the Academy acquisition. However, over the last few months it has refocused its strategy and initiatives, under the new leadership of Shailesh Mehta, to return to stronger growth in earnings and sales than the disappointing results of 1993. Improving on marketing results will clearly be a focus for profitability management in 1994. The Direct Response Group will continue its market-focused, customer-driven vision, and will emphasize improved marketing results through greater penetration of the military market, improved targeted customer acquisition, management and retention, and reduced operating costs. Results from these initiatives will be necessary to offset the impact of declining yields in its investment portfolio due to the prevailing low interest rate environment.

BANKING GROUP
The Banking Group markets consumer loans, deposit products and other banking services, via mail, telephone and other direct response channels, through the First Deposit Corporation group of companies ("First Deposit"). Consumer loans include unsecured credit cards, unsecured revolving lines of credit, revolving home equity loans, installment loans for insurance premium financing and a credit card secured by an interest-bearing savings account. In addition to the above lending products, Banking Group markets money market deposit accounts to retail customers and certificates of deposit to both retail and institutional customers. Banking Group has expanded profitability through cross-selling to existing customers products such as Credit Protection. Credit Protection allows consumers to protect their credit in case of disruption of income due to unemployment, disability, or hospitalization. First Deposit is one of the largest credit card issuers in the country with $4.2 billion of assets under management.
     Banking Group had an outstanding year with pretax earnings of $117.7 million, up 25.9 percent from 1992 ($93.5 million, up 27.7 percent from 1991) due to increased fee and other income, improved credit loss ratios, favorable funding costs and growth in consumer receivable accounts and balances. These favorable impacts were partially offset by an approximate $19 million impact of increased acquisition cost amortization due to the adoption of a new accounting rule. The new rule requires amortization of acquisition costs for certain loan types over a much shorter time period (one year) than the Banking Group was utilizing based on the expected life of the cardholder relationship. Revenues grew $38.4 million (7.6 percent) over the $506.7 million reported in 1992 (1991
- --$451.0 million, up 17.3 percent) due to increased fee and other income.

BUSINESS SEGMENT DATA


(Dollars in thousands)
==================================================================================================================
Year Ended December 31                       1993         1992         1991         1990         1989         1988
- ------------------------------------------------------------------------------------------------------------------
PREMIUMS, PREMIUM EQUIVALENTS
AND OTHER CONSIDERATIONS:
Agency Group
  Life (includes premium equivalents)  $  403,256   $  385,621   $  326,204   $  310,942   $  284,710   $  271,112
  Health                                   65,472       64,656       60,734       57,722       47,888       38,069
  Other product lines                      37,309       40,187       31,920       28,891       27,940       30,018
- ------------------------------------------------------------------------------------------------------------------
Subtotal                                  506,037      490,464      418,858      397,555      360,538      339,199
  Life premium equivalents                (58,864)     (53,593)     (45,161)     (43,671)     (44,272)     (42,798)
- ------------------------------------------------------------------------------------------------------------------
TOTAL AGENCY GROUP                        447,173      436,871      373,697      353,884      316,266      296,401

Direct Response Group
  Life                                    298,897      234,967      222,414      205,894      197,409      196,057
  Health                                  197,957      183,157      194,540      198,658      182,089      206,616
  Property and casualty                   143,781      140,024      142,561      135,327      174,149      158,054
  Other product lines                       7,107        8,567        8,681        9,952       10,893       12,666
- ------------------------------------------------------------------------------------------------------------------
TOTAL DIRECT RESPONSE GROUP               647,742      566,715      568,196      549,831      564,540      573,393

Accumulation and Investment Group          71,127      110,108       86,118      258,705      135,656       97,502

Corporate and Other                         1,642       76,331       27,994        9,049       10,482       15,145
- ------------------------------------------------------------------------------------------------------------------
CONSOLIDATED PREMIUMS
AND OTHER CONSIDERATIONS               $1,167,684   $1,190,025   $1,056,005   $1,171,469   $1,026,944   $  982,441
- ------------------------------------------------------------------------------------------------------------------
REVENUES:
Agency Group
  Life (includes premium equivalents)  $  653,646   $  637,521   $  542,962   $  508,364   $  469,964   $  446,025
  Health                                   74,646       74,095       69,337       66,584       54,259       43,634
  Other product lines                      64,049       68,986       56,199       50,400       48,180       47,205
- ------------------------------------------------------------------------------------------------------------------
Subtotal                                  792,341      780,602      668,498      625,348      572,403      536,864
  Life premium equivalents                (58,864)     (53,593)     (45,161)     (43,671)     (44,272)     (42,798)
- ------------------------------------------------------------------------------------------------------------------
TOTAL AGENCY GROUP                        733,477      727,009      623,337      581,677      528,131      494,066

Direct Response Group
  Life                                    362,571      273,969      260,464      245,291      235,558      231,364
  Health                                  212,074      197,790      209,655      214,504      196,862      221,511
  Property and casualty                   162,382      158,603      160,652      153,719      191,708      169,884
  Other product lines                      21,489       20,489       20,023       24,124       24,363       24,974
- ------------------------------------------------------------------------------------------------------------------
TOTAL DIRECT RESPONSE GROUP               758,516      650,851      650,794      637,638      648,491      647,733

Banking Group                             545,070      506,691      450,956      384,498      341,965      243,386

Accumulation and Investment Group         832,768      852,550      913,532    1,077,827      836,243      616,406

Corporate and Other
  Other                                    34,488      109,714       50,817       18,468       21,017       18,965
  Realized investment gain (loss)         (20,155)       6,477      (18,780)    (122,799)     124,269       25,310
- ------------------------------------------------------------------------------------------------------------------
TOTAL CORPORATE AND OTHER                  14,333      116,191       32,037     (104,331)     145,286       44,275
- ------------------------------------------------------------------------------------------------------------------
CONSOLIDATED REVENUES                  $2,884,164   $2,853,292   $2,670,656   $2,577,309   $2,500,116   $2,045,866
- ------------------------------------------------------------------------------------------------------------------
INCREASE IN BANKING GROUP
UNSECURED LOAN BALANCES,
BEFORE SECURITIZATION                  $  306,975   $  175,015   $  544,927   $  532,858   $  533,937   $  611,599
- ------------------------------------------------------------------------------------------------------------------
INCREASE IN ACCUMULATION AND
INVESTMENT GROUP
POLICYHOLDER DEPOSITS                  $1,610,716   $1,191,015   $  589,349   $1,575,098   $1,323,880   $1,814,091
- ------------------------------------------------------------------------------------------------------------------

BUSINESS SEGMENT DATA

(Dollars in thousands)

==========================================================================================================================
Year Ended December 31                        1993          1992         1991         1990          1989           1988
- --------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE FEDERAL INCOME
TAX AND CUMULATIVE EFFECT ADJUSTMENT:
Agency Group
  Life                                   $   185,644   $   183,112   $   168,350   $   157,805   $   139,728   $   126,974
  Health                                       3,936         2,579         1,232         3,124         3,837         3,608
  Other product lines                          4,083         4,521         3,370         4,618         2,291         2,449
- --------------------------------------------------------------------------------------------------------------------------
TOTAL AGENCY GROUP                           193,663       190,212       172,952       165,547       145,856       133,031

Direct Response Group
  Life                                        56,494        40,384        38,409        29,725        24,816        23,961
  Health                                      45,783        43,183        35,329        38,567        35,468        35,541
  Property and casualty                        8,202         6,608         1,244        (6,949)        3,275         1,890
  Other product lines                        (12,621)       (5,673)       (4,262)       (1,127)       (2,151)         (661)
- --------------------------------------------------------------------------------------------------------------------------
TOTAL DIRECT RESPONSE GROUP                   97,858        84,502        70,720        60,216        61,408        60,731

Banking Group                                117,720        93,502        73,231        57,315        34,101        17,319

Accumulation and Investment Group            134,085       120,142       112,242        95,974        81,438        63,763

Corporate and Other
  Other                                      (34,375)      (32,493)      (56,334)      (46,802)      (44,241)      (40,244)
  Realized investment gain (loss),
   net of related amortization               (21,893)       (3,838)      (26,875)     (107,538)      105,965        24,579
- --------------------------------------------------------------------------------------------------------------------------
TOTAL CORPORATE AND OTHER                    (56,268)      (36,331)      (83,209)     (154,340)       61,724       (15,665)
- --------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME BEFORE
FEDERAL INCOME TAX AND
CUMULATIVE EFFECT ADJUSTMENT             $   487,058   $   452,027   $   345,936   $   224,712   $   384,527   $   259,179
==========================================================================================================================
ASSETS:
Agency Group
  Life                                   $ 3,460,984   $ 3,383,932   $ 3,263,513   $ 2,672,958   $ 2,587,888   $ 2,210,605
  Health                                     168,194       167,487       161,092       135,479       103,861        83,939
  Other product lines                        642,664       617,734       573,781       454,119       436,205       389,173
- --------------------------------------------------------------------------------------------------------------------------
TOTAL AGENCY GROUP                         4,271,842     4,169,153     3,998,386     3,262,556     3,127,954     2,683,717

Direct Response Group
  Life                                     1,134,137       758,198       678,147       669,644       629,831       615,617
  Health                                     370,739       386,014       386,456       400,619       384,372       397,232
  Property and casualty                      301,554       298,963       303,675       330,611       342,616       256,222
  Other product lines                        156,816       172,193       166,592       177,078       178,842       175,737
- --------------------------------------------------------------------------------------------------------------------------
TOTAL DIRECT RESPONSE GROUP                1,963,246     1,615,368     1,534,870     1,577,952     1,535,661     1,444,808

Banking Group                              2,211,537     2,136,624     2,033,834     1,582,040     1,550,900     1,648,898

Accumulation and Investment Group         13,068,453    11,405,996    10,164,266     9,480,402     7,958,866     6,562,750

Corporate and Other                        1,413,927     1,261,123     1,141,672       765,595       796,634       623,095
- --------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED ASSETS                      $22,929,005   $20,588,264   $18,873,028   $16,668,545   $14,970,015   $12,963,268
==========================================================================================================================

     Total assets under management (including $2.0 billion of securitized receivables--see discussion which follows on Banking Group's securitization program) were $4.2 billion in 1993 compared to $3.9 billion in 1992 (including $1.8 billion of securitized receivables). First Gold/SM/ credit card balances grew to $281.9 million and Secured Card product balances grew to $52.6 million. Balances for Select Equity/(R)/, the home equity loan product, grew $95.1 million to $312.4 million at the end of 1993.
     Banking Group's pretax return on mean assets was 5.4 percent compared to
4.5 percent for 1992 (1991-4.1 percent) due to improved funding costs and additional fee and other income. Banking Group hedges a significant portion of interest rate risk associated with its floating rate deposit liabilities, to better match its predominantly fixed rate consumer receivables portfolio in both rising and falling interest rate environments. Earnings results are thus largely insulated from rapid changes in interest rates, and therefore are expected to continue to benefit from the favorable interest rate environment.
     Fee income from servicing securitized consumer loans continued to experience strong growth, reflecting growth in average securitized balances. Fees from this source were $172.8 million in 1993, $140.3 million in 1992 and $110.0 million in 1991. Other income includes fees from the Credit Protection product, transaction processing, and other services; income from these sources were $55.4 million in 1993, $42.4 million in 1992 and $22.2 million in 1991.
     Loan loss reserves were 4.6 percent of on-balance-sheet credit card receivables and consumer line of credit loans, compared to 5.4 percent at the end of 1992. Net credit card losses were 4.1 percent of average on-balance-sheet outstanding loan balances in 1993 compared to 4.5 percent in 1992. Balances past due 30 days or more related to on-balance-sheet loans were 2.2 percent, improved from 2.3 percent at December 31, 1992 (1991-2.0 percent).


The graph represented below is a stacked bar chart that reflected unsecuritized (on-balance-sheet) consumer loans in the Banking Group by category at December 31, 1992 and 1993. Total unsecuritized consumer loans appear on the top of each bar.

Unsecuritized Consumer Loans
December 31
(Dollars in millions)

[GRAPH APPEARS HERE]


Category                                  1992    1993
- --------                                --------------
Credit Card Receivables                 $1,018  $1,099
Consumer Lines of Credit                   468     460
Equity Lines of Credit and Other
  Consumer Loans                           279     384
                                        --------------
Total Unsecuritized Consumer
Loans                                   $1,765  $1,943

     The following table summarizes unsecuritized problem consumer loans, including non-accrual loans and loans past due greater than 30 days:


December 31                            1993   1992
- -----------                            ------------
(Dollars in millions)

Non-accrual loans                      $ 8.0  $ 5.4
Loans past due greater than 30 days     45.2   38.6
                                       ------------
Total problem consumer loans           $53.2  $44.0
                                       ============

There are no additional specifically identified loans that represent potential problems.
     Banking Group has securitized consumer loans without recourse since 1989. Securitization, the process of selling blocks of loans to investors, is used to manage growth within banking regulatory guidelines, efficiently use capital resources and provide an alternative funding source for continued business growth. When blocks of loans are securitized, for financial statement and regulatory purposes, the loan balances are removed from the balance sheet. Banking Group continues to service the securitized loans for the investors and earns fee income over the amounts paid to the investors. During 1993, Banking Group created a Master Trust that enabled it to more efficiently securitize its consumer receivables and to access the public market rather than the private market. A shelf registration for $2 billion was filed with the Securities and Exchange Commission in 1993. During 1993, $1.5 billion of consumer loans were securitized, including $558.0 million of current year securitizations. Total securitized balances at year end amounted to $2.0 billion. Investor demand for both fixed and floating rate public asset-backed securities remained strong through 1993, leading to relatively tight interest rate spreads over comparable Treasury securities. The issuance of these securities by Banking Group into the public market led to an improvement in the spread compared with prior issuances.
     Banking Group, as part of its asset/liability management process, monitors and projects changes in the level of assets due to customer activity on outstanding and newly issued lines of credit or other loan products. Projected changes in asset levels are monitored on a daily and weekly basis and are used to determine the level of funding required during a particular period. Banking Group has a policy of monitoring and managing the amount of funding that matures during a particular period (weekly or monthly), as well as managing the level of individual customer concentrations in the portfolio. Banking Group accesses funds from a variety of sources with varying rate structures and terms. Sources include Federal Deposit Insurance Corporation insured retail money market and certificates of deposit, and the aforementioned asset securitization program. This diversification of funding sources allows flexibility, continuity and availability of funds at optimal prices. Banking Group structures deposit maturities to fund current assets and, in the event of securitization of assets, to comply with asset growth restrictions imposed by banking laws. A significant portion of Banking Group's deposits are short-term, which increases the importance of monitoring and maintaining liquidity. Banking Group uses a variety of hedging instruments to reduce interest rate risk, including interest rate swaps, caps and floors.

The graph represented below is a stacked bar chart that reflected banking deposits by category as of December 31, 1992 and 1993. Total banking deposits appear on the top of each bar. The legend contains a further breakdown of Certificates of Deposit (CDs) of $100,000 or greater by duration.


Banking Deposits
December 31
(Dollars in millions)

[GRAPH APPEARS HERE]


Category                                  1992    1993
- --------                                --------------
Savings Deposits                        $  349  $  364
Time and CDs less than $100,000
  and Transaction Accounts                 341     334
CDs of $100,000 or greater:
  Duration
  --------
  0-3 Months                               487     517
  3-12 Months                              196     266
  1-5 Years                                 23      11
                                        --------------
  Total                                    706     794
                                        --------------
  Total Savings Deposits                $1,396  $1,492

    Banking Group was successful in 1993 in implementing its business diversification strategy, and has become a multi-market, multi-product provider of financial services. Earnings include spread income derived from Banking Group's unsecured lending business. In addition, it diversified its sources of earnings with fee income from both Credit Protection products and products geared for high volume credit card purchasers, fee and spread-based income on the Secured Card product and spread-based income from Select Equity/(R)/. Banking Group has also been able to protect and grow its unsecured spread product business despite intense predatory marketing by competitors. Banking Group has accomplished this by enhancing customer relationships with improved service through programs such as the Personal Banker, which focuses on establishing a personal relationship with each customer in order to better serve their need for financial flexibility. Going forward, Banking Group will continue its diversification strategy. Therefore, earnings contributions from non-traditional sources should increase as a percentage of total Banking Group earnings. Banking Group is expected to continue to experience strong growth in earnings, although growth rates may slow somewhat as the business matures and its earnings base increases.

ACCUMULATION AND INVESTMENT GROUP
The Accumulation and Investment Group ("Accumulation") is responsible for the marketing and management of accumulation (investment-type) products written in the Company's life insurance subsidiaries, as well as the management of all insurance-related investment portfolios. This has principally been an asset/liability spread management business. Accumulation receives customer deposits and, in most contracts, guarantees to return the full principal plus interest at a specified or formula-driven rate. These funds are invested to earn interest, dividends and capital appreciation sufficient to cover guarantees, pay expenses and produce a profit. Accumulation continues to emphasize and grow fee-based businesses that provide certain liquidity and withdrawal guarantees, but which also limit the guarantee to the actual performance of underlying assets over the life of the contract.
     Accumulation offers a broad array of financial products both to institutions and individuals, including floating and fixed rate guaranteed investment contracts (GICs), Trust GICs and separate account products to institutional customers, including pension funds, banks, mutual funds and other organizations. These contracts have stated as well as indeterminate maturities. Accumulation markets retail annuities, which include fixed and variable contracts, and immediate life annuities (primarily structured settlements) to individuals through banks, securities brokerage firms, financial planners and specialized consultants.
     Accumulation pretax earnings were strong at $134.1 million, an increase of
11.6 percent from $120.1 million in 1992 (up 7.0 percent from 1991). Mean policyholder deposits, a key driver of this segment's profits, grew $1.6 billion or 15.6 percent (1992 -- up 7.2 percent). Profit margins (the ratio of pretax earnings to mean policyholder deposits) were strong at 111 basis points in 1993, compared to 115 basis points in 1992 and 1991. Accumulation margins continue to benefit from low short-term rates and a steep, positively sloped yield curve. Earnings improved over 1992 due to the impact of the decline in interest rates over the 1992-1993 period on rates paid to policyholders, growth in spread-based and fee-based deposits, and a decline in provisions for estimated state insurance guaranty fund assessments. These positive factors were partially offset by lower investment yields, higher expense levels and accelerated amortization of retail acquisition costs. Going forward, spread-based margins will continue to tighten as proceeds from maturities and asset prepayments are reinvested, in line with lower current interest rates. Margins will tighten more significantly if short to intermediate term interest rates trend higher. The 7.0 percent growth in earnings in 1992 was also largely attributable to the favorable interest rate environment and growth in spread-based deposits, partially offset by the $13.9 million provision for anticipated state insurance guaranty fund assessments. Revenues were $832.8 million in 1993, a decrease of
2.3 percent (1992-$852.6 million, down 6.7 percent) reflecting lower life annuity sales.

     Policyholder deposits grew $1.6 billion to $12.7 billion (1992 growth was $1.2 billion). Growth in 1993 was primarily due to strong institutional sales results, with increases of $842.4 million in 1993 compared to $438.2 million in 1992. Index-guaranteed Total Return Account Contract products and short-indexed GIC products represented $720.6 million, or 85.5 percent, of the growth in institutional deposits. In 1993, Accumulation undertook a program to significantly reduce the disintermediation potential of its short-indexed GIC products by extending from 30 days to 90 days the notice period customers must provide the Company before they may withdraw deposits. Completion of this significant program was achieved in December 1993. Retail spread-based deposits increased $362.1 million, slower than in the recent past, as credited rates were reduced faster than competitors' rates over the course of 1993. This result reflects Accumulation's emphasis on profitability management over volume growth. Going forward, the focus in retail will be on sales of fee-based variable annuities and profitability management in the fixed annuity business. In 1993, fee-based variable annuities experienced strong growth of $406.3 million to $816.7 million. In 1992, retail spread deposits grew $518.3 million and fee-based variable annuities grew $234.6 million. In addition, the institutional fee-based Trust GIC, which is not reflected as a deposit on the balance sheet, continued to be a popular alternative to traditional products; balances grew $3.0 billion to $4.4 billion (1992 growth was $1.4 billion) at year end 1993.
     The table below shows how policyholder deposits are reflected in the Consolidated Statements of Financial Condition:


December 31                                                    1993      1992
- -----------                                                  ------------------
(Dollars in millions)

Benefit reserves-
    Deferred and immediate annuities and
    single premium life business                             $ 5,038   $ 4,683
Policyholder contract deposits-
    Fixed rate and long- and short-indexed GICs                6,066     5,701
Separate account liabilities-
    Index-guaranteed contracts, Market Value
    Annuities, and variable annuities                          1,551       660
                                                             -----------------
TOTAL                                                        $12,655   $11,044
                                                             =================

     Accumulation was successful in 1993 in beginning to implement its strategy of diversifying its sources of earnings and risk away from interest rate (duration) risk. This was accomplished through certain non-duration risk investment programs, and by growing its fee-based sources of earnings such as Trust GIC and variable annuities. Going forward, Accumulation will continue this diversification strategy while continuing to appropriately manage the interest rate risk in its spread-based businesses.

CORPORATE AND OTHER
Corporate and Other includes activities of a general corporate nature, the group and credit life and health (through 1992) and real estate results of Durham, real estate development activities, debt service, realized investment gains and losses, an allocation of net investment income for the capital allocated to business segments, and intersegment eliminations.

     Corporate and Other revenues decreased $75.2 million in 1993 reflecting the disposition through reinsurance of Durham's group business, effective January 1, 1993 (a decrease of $51.1 million in revenues), and the sale of the credit insurance business in 1992 (a decrease of $25.0 million in revenues). The 1991 acquisition of Durham was focused on the home service insurance operations of Durham Life Insurance Company. The acquired group and credit insurance business did not fit our corporate strategy and, consequently, the Company divested those lines of business.

     Corporate and Other pretax loss, excluding realized investment gains and losses, was $34.4 million in 1993, up from $32.5 million in 1992, reflecting lower income on a partnership investment. The decline in the loss in 1992 compared to the 1991 loss of $56.3 million, was due to income from Durham's group and credit business. Corporate and Other earnings, exclusive of the impact from the Durham group and credit business, are primarily influenced by net investment income on capital invested in the business segments, corporate expenses and fluctuations in interest expense on corporate debt.

ASSET/LIABILITY MANAGEMENT
In both the Company's insurance and banking operations, a key element of profitability and risk management is the asset/liability management process. The integrated management of assets and liabilities related to insurance operations is addressed in the following discussion. The process for banking operations is discussed under the Banking Group section.

     The asset/liability management process is designed to monitor product and asset characteristics on both the individual product and Company aggregate levels. Each major product category is supported by a separate asset portfolio, which is managed in accordance with a pre-established baseline asset strategy. This baseline asset strategy represents an appropriate matching of a product's assets and liabilities, taking into account asset and liability risks, maturity and liquidity risks, as well as asset diversification and quality considerations. Baselines are developed and updated through extensive financial modeling. Stochastic analyses and worst case scenarios are integrated to design the asset baseline which is best suited to the individual product.

     Extensive financial modeling also is performed on aggregate asset and liability positions. These analyses, which reflect durations of assets and liabilities, liquidity management, asset quality and other risk characteristics, are used to keep the aggregate portfolio of assets and liabilities within desired tolerances while optimizing returns. Aggregate portfolio management takes advantage of offsetting characteristics of individual products and makes aggregate portfolio adjustments, to obtain a better overall balance of asset and liability characteristics than that which could be obtained at the individual product level.
     The Company actively manages a significant portion of its investment portfolio. In this process, securities are evaluated among sectors for relative value based on the Company's long term outlook, and positions are moved from fully valued sectors or companies to undervalued ones, capturing the incremental returns that result when those sectors or companies regain market equilibrium. As a result, these securities have shorter holding periods than those investments held to maturity. These actively managed securities are carried at market value, with unrealized gains or losses reflected directly in shareholders' equity, net of tax. Those securities that the Company intends to hold to maturity are classified as "held for investment" and are carried at amortized cost.
     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 classifies these securities into three categories: 1) debt securities that a company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost; 2) debt and equity securities that are bought and held principally to be sold in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings; and 3) debt and equity securities not classified as trading or held to maturity are classified as "available for sale" and reported at fair value, with unrealized gains and losses shown as a separate component of shareholders' equity.
     SFAS No. 115 significantly restricts a company's ability to sell securities in the held to maturity category without raising questions about the appropriateness of its accounting policy for such securities. Thus, a company's ability to maintain the appropriate flexibility to make the optimal investment decision is significantly restricted if it classifies securities in the held to maturity category. In order to maximize its investment flexibility, the Company will classify all of its debt and equity securities as available for sale. SFAS No. 115 was adopted effective January 1, 1994. If it had been adopted effective December 31, 1993, reported shareholders' equity would have increased by $261.4 million, net of taxes and related adjustment of deferred acquisition cost balances.
     While adoption of SFAS No. 115 with 100 percent of debt and equity securities carried at fair value will introduce additional volatility to reported shareholders' equity, it will not change the underlying economics. The current accounting model required by the FASB, with some assets valued at fair value and others at historical cost and all liabilities valued at historical cost, does not accurately portray overall economic results. With the closely integrated manner in which the Company manages its assets and liabilities, the concept of adjusting certain assets to fair value, principally reflecting changes in the interest rate environment, without making a similar adjustment to liabilities, will distort reported financial results. Due to the potential for distortion, a fair value pro forma balance sheet is provided in Note E of the accompanying Consolidated Financial Statements. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair values for selected financial instruments but does not require disclosure of fair value for traditional insurance liabilities. Fair value disclosure is provided for all financial instruments, including traditional insurance liabilities, in an effort to properly reflect changes in shareholders' equity from fluctuations in interest rates. The fair values as presented differ from carrying amounts principally as a result of changes in credit spreads and the interest rate environment.
     The active management process adds value for shareholders but also has the potential to introduce incremental volatility to net income, as bonds are bought and sold during both rising and falling interest rate environments. However, the actively managed portfolios are subject to several risk management constraints, including those designed to insure preservation of a strong capital position, optimization of future earnings, and management of the level of realized gains and losses and resultant tax effects.
     The asset/liability management process focuses on the management of a variety of risks, including interest rate risk. Management of interest rate risk is an important determinant of profitability. Among other measures, the sensitivity of asset and liability portfolio values to changes in interest rates can be measured by the portfolio's duration mismatch, which represents the difference between the estimated durations of invested assets and those of the associated liabilities. Duration is a measure of the sensitivity of values to changes in interest rates. Duration mismatch management is a primary asset/liability management tool. Generally, the Company's asset durations are longer than its liability durations and are adjusted throughout the year to reflect changing business and economic conditions. In practice, the Company employs a variety of financial instruments and modeling techniques in the overall asset/liability management process with which to specifically manage the net duration position. Those financial instruments include interest rate swaps, cap and collar agreements, options, futures, forwards and other derivative securities.

ASSET/LIABILITY REVIEW
Cash and invested assets were $18.2 billion at December 31, 1993, up 8.1 percent (1992-$16.8 billion, up 7.2 percent). Excluding Banking Group assets, invested assets related to insurance operations were $16.1 billion in 1993 compared to $14.8 billion in 1992. The discussion which follows relates solely to the invested assets and liabilities related to insurance operations.
     As investment manager for the Company's invested assets related to insurance operations, Accumulation manages the distribution of assets to optimize risk adjusted returns in accordance with its baseline strategies. Overall, the distribution of invested assets related to insurance operations remains essentially unchanged from year end 1992.

The graph represented below is a pie chart that reflected the percentage of total insurance invested assets by investment type at December 31, 1993. The legend contains the dollar amount of each investment in millions as well as total insurance invested assets.

Distribution of Insurance Invested Assets
December 31, 1993
(Dollars in millions)

[GRAPH APPEARS HERE]

                                          % of
Investment Type                   Amount  Total
- ---------------                 ---------------
Public Bonds                     $ 9,099   56.6%
Commercial Mortgages               2,558   15.9
Residential Mortgages              1,637   10.2
Private Placements                 1,255    7.8
Other                                613    3.8
Common and Preferred Stocks          452    2.8
Cash and Cash Equivalents            372    2.3
Real Estate                          103     .6
                                 --------------
Total Insurance Invested Assets  $16,089  100.0%

     The Company's ability to prudently seek out and actively manage among sectors within various asset classes has been key to the historically low default rate in public, fixed income securities. Additionally, selectivity and thorough credit underwriting employed have proven effective for private placement securities and residential and commercial mortgages. Careful evaluation of net swap counterparty exposure in combination with any credit exposure from investments in debt securities of that institution, and management to pre-established guidelines after considering potential interest rate movements which would modify our risk profile, have significantly mitigated risk generally associated with derivative programs.
     Public and private bonds and preferred stocks account for the majority of invested assets. The Company maintains a high credit quality investment portfolio with only 4.6 percent of invested assets at December 31, 1993, representing below investment grade bonds. Default and loss experience in the portfolio remains excellent with no defaults and no significant losses as a result of impairments in value during 1993 or 1992. During 1993, sales out of the held for investment portfolio totaled $69.2 million, and resulted in a $2.2 million realized gain. These sales were all due to significant declines in the issuer's credit-worthiness. At December 31, 1993 and 1992, there were no securities in the public or private bond and preferred stock portfolio that were delinquent as to interest or dividends.
     The Company's bond and preferred stock portfolio at December 31, 1993 is highly diversified among sectors, including $2.3 billion of mortgage-backed securities ("MBS"). There has been concern expressed recently by rating agencies, various regulators and other constituencies regarding investments in MBS by insurers and other financial institutions. These highly rated securities provide excellent credit quality and liquidity. The majority of issues are guaranteed by the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or Federal Home Loan Mortgage Corporation (FHLMC), and are structured as publicly-traded collateralized mortgage obligations (CMOs). Unlike most corporate or real estate debt, the primary concern with MBS is uncertainty of timing of cash flows due to prepayment assumptions rather than the possibility of loss of principal (i.e., credit risk). While MBS are subject to varying prepayment patterns, as are callable corporate bonds, the investment in MBS should be taken in context with the integrated manner in which the Company manages its assets and liabilities. The Company's MBS portfolio comprised only 14.6 percent of total invested assets at December 31, 1993.
     The Company's CMO holdings include a variety of different classes. The return of principal is reasonably assured for each major class. When these securities are purchased at a discount or premium, the income yield will vary with changes in prepayment speeds due to the change in accretion of discount or amortization of premium. The overall impact of variability in yields on the portfolio is not significant in relation to the yield on the total invested assets of the Company. In addition, the Company has only nominal exposure to more volatile, high-risk CMOs (CMOs structured to share in residual cash flows or which receive only interest payments). The largest individual class of CMOs held by the Company is planned amortization class (PAC) bonds, representing approximately 17 percent of the total MBS portfolio. PACs are structured to provide a more certain cash flow to the investor and therefore have reduced prepayment risk. The second largest class of CMOs is sequential payment bonds, representing approximately 16 percent of the total MBS portfolio. The prepayment risk associated with sequential payment bonds depends on their place in the overall CMO structure, their priority in terms of principal payments, and other types of tranches in the structure. Due to the short overall original weighted average life and insignificant discount associated with the Company's sequential payment bonds, the effect of changing prepayment speeds on yields is not significant. Pass-throughs are the largest type of MBS owned by the Company, representing approximately 47 percent of the total MBS portfolio. Pass-throughs are GNMA, FNMA or FHLMC guaranteed MBS which, simply stated, pass through interest and principal payments to the investors in accordance with their respective ownership percentage.
     The table below provides detail of mortgage-backed securities as of December 31, 1993:

- -----------------------------------------------------------
                         Mortgage-Backed Securities by Type
                         ----------------------------------
December 31              Amortized Cost        Market Value
- -----------              ----------------------------------
(Dollars in millions)

CMOs                         $1,236               $1,277
Pass-throughs                 1,091                1,119
- -----------------------------------------------------------
Total                        $2,327               $2,396
===========================================================

     In the course of its management of the insurance-related investment portfolios, the Company engages in commercial and residential mortgage lending. The commercial mortgage lending practice is that substantially all originations are first mortgage loans with maximum loan-to-value ratios of 75 percent. The Company requires minimum debt service coverage from existing cash flows of 1.2 times. At the time of the origination of a mortgage loan, a personal inspection of the collateral and research concerning the borrower and the market are undertaken. In addition, new mortgage loans require engineering and environmental studies. Currently, multi-family apartments, credit-anchored shopping centers and industrial facilities are preferred projects for mortgage loans. Mortgage loans are not presently offered on projects secured by hotels, farms, raw land, unanchored shopping centers and special purpose type properties.


The graph represented below is a pie chart that reflected the percentage of total commercial mortgage loans by property type at December 31, 1993. The legend contains the dollar amount by property type in millions as well as total commercial mortgage loans.

Commercial Mortgage Loan Principal Balance by Property Type
December 31, 1993
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                  % of
Property Type                             Amount  Total
- -------------                           ---------------
Retail                                    $  941   34.7%
Apartment                                    671   24.8
Office                                       502   18.5
Industrial                                   289   10.7
Health Care                                  174    6.4
Hotel                                         82    3.0
Other                                         52    1.9
                                          -------------
Total Commercial Mortgage Loans           $2,711  100.0%


     In addition to its stringent underwriting standards, the Company minimizes credit risk through various means, including maintaining small average loan balances, diversification by property type, and significantly, through a geographic dispersion of similar property types.


The graph represented below is a pie chart that reflected the percentage of total commercial mortgage loans by ACLI defined geographic location at December 31, 1993. The legend contains the dollar amount by region in millions as well as total commercial mortgage loans.

Commercial Mortgage Loan Principal Balance by Geographic*
Location
December 31, 1993
Dollars in millions

[GRAPH APPEARS HERE]

                                                  % of
ACLI Defined Region                       Amount  Total
- -------------------                     ---------------
East North Central                        $  588   21.7%
South Atlantic                               511   18.8
West South Central                           401   14.8
East South Central                           372   13.7
Pacific                                      349   12.9
Middle Atlantic                              221    8.2
New England                                  139    5.1
Mountain                                     113    4.2
West North Central                            17     .6
                                          -------------
Total Commercial Mortgage Loans           $2,711  100.0%

*Based on ACLI defined regions


     The Company's mortgage loan philosophy is conservative in loan origination and proactive in identifying and resolving problem loan situations. It includes an "early warning" system designed to assist in detecting potential problems before actual delinquency occurs, so that these loans can be reviewed monthly to monitor results and take further action, as appropriate. Problem commercial mortgage loans (based on American Council of Life Insurance (ACLI) standards, which include loans past due 60 days or more, loans in the process of foreclosure, restructured loans and real estate acquired through foreclosure) as of December 31, 1993 amounted to 5.12 percent of outstanding commercial loans, significantly lower than the 6.20 percent reported at the end of 1992, and the best year end result since 1990. These results compare very favorably to the industry results at December 31, 1993 of 18.87 percent.
     The Company also maintains a residential loan portfolio with conservative underwriting standards. Loans are acquired only from approved originators, are individually re-underwritten by the Company, and 100 percent of all legal documentation is reviewed to ensure a first lien position. Quality control reviews are additionally performed on fifteen to twenty percent of all purchased loans, which includes "re-creating" the credit files to protect against fraud or significant inaccuracy.

The graph represented below is a pie chart that reflected the percentage of total residential mortgage loans by ACLI defined geographic location at December 31, 1993. The legend contains the dollar amount by region in millions as well as total residential mortgage loans.

Residential Mortgage Loan Principal Balance by Geographic*
Location
December 31, 1993
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                  % of
ACLI Defined Region                       Amount  Total
- -------------------------------------------------------
Pacific                                   $  751   46.2%
South Atlantic                               248   15.3
Middle Atlantic                              232   14.3
Mountain                                     113    6.9
New England                                   94    5.8
East North Central                            86    5.3
West South Central                            46    2.8
West North Central                            36    2.2
East South Central                            19    1.2
- -------------------------------------------------------
Total Residential Mortgage Loans          $1,625  100.0%

*Based on ACLI defined regions


     Included in the Company's residential mortgage loans in the Pacific region are $683.4 million of California loans, which the Company has additionally insured using pool insurance on much of the portfolio to reduce exposure to any potential loss that might result from weakening real estate values in that state.

     Problem residential mortgage loans (based on Mortgage Bankers Association
(MBA) standards, which include loans past due 30 days or more and loans in the process of foreclosure, and are based on number of loans) were 3.59 percent and
4.00 percent at December 31, 1993 and 1992, respectively. By comparison, the MBA average for problem residential mortgage loans stood at 5.37 percent at September 30, 1993, the latest period for which data is available, and 5.63 percent at December 31, 1992.

     Mortgage loans on which the Company has discontinued the accrual of interest and restructured loans accruing interest are as follows:

- ------------------------------------------------------------------
                                               Mortgage Loans
                                          Commercial   Residential
- ------------------------------------------------------------------
December 31                              1993   1992   1993   1992
- ------------------------------------------------------------------
(Dollars in millions)

Non-accrual loans                       $64.3  $96.4  $12.6  $25.4
Restructured loans, accruing interest     5.2    1.1     --     --
- ------------------------------------------------------------------
Total                                   $69.5  $97.5  $12.6  $25.4
==================================================================

     As of December 31, 1993, the Company had approximately $62.4 million of commercial mortgage loans with identified potential problems which could cause these loans to be included in one of the above categories in the future; however, the Company does not anticipate any material losses from these loans.

     In regard to the liability side of the asset/liability management process, the management of product liabilities and their related assets begins as a product is developed. Understanding the customer's need is the first step. Marketing, product development, legal, investment and finance personnel then work together as a team to develop a product and its associated asset strategy. This integrated approach is an important element of the Company's success, as each team member in the product management process develops an appreciation of the perspective of the others. This helps assure that the product is attractive to customers and provides a profit commensurate with the risks being assumed.

     The tables below contain information on the Company's major insurance products with related interest components. In addition to these products, the Company also offers products that provide a guaranteed indexed rate of return to the customer and others whose return is based on the market performance of underlying assets.

                                         Mean
                                     Deposits
                                          and              Effective
Year Ended December 31, 1993         Reserves   Interest        Rate
- --------------------------------------------------------------------
(Dollars in thousands)

Guaranteed investment contracts    $6,133,525   $236,052      3.85%
Retail annuities                    3,218,696    182,303      5.66
Life annuities                      1,109,389     98,765      8.90
Single premium life                   733,065     32,058      4.37
Life, health and other              3,282,191    187,900      5.72

                                         Mean
                                     Deposits
                                          and              Effective
Year Ended December 31, 1992         Reserves   Interest        Rate
- --------------------------------------------------------------------
(Dollars in thousands)

Guaranteed investment contracts    $5,577,859   $237,825      4.26%
Retail annuities                    2,866,714    191,712      6.69
Life annuities                      1,001,609     92,170      9.20
Single premium life                   739,029     38,803      5.25
Life, health and other              2,971,580    175,921      5.92

     GICs are either floating rate, indeterminate maturity contracts (67 percent of GIC deposits), or fixed rate, fixed maturity contracts (33 percent of GIC deposits). Floating rate contracts credit interest based on various indices which reset monthly and allow the contractholder to withdraw funds with advance notice periods ranging from three months to twelve months (one month to twelve months prior to December 31, 1993). There is no withdrawal penalty. The fixed maturity contracts, which are synthetically converted to floating rate contracts using interest rate swaps, have both a market value and surrender penalty for early withdrawal, and mature as follows (dollars in millions): 1994 -- $799.7; 1995 -- $827.5; 1996 -- $398.9; 1997 -- $292.9 and 1998 -- $276.4.

     Retail annuities include single premium and flexible premium deferred annuities. The contracts typically have a first-year surrender charge of 5.0 to
7.0 percent, which generally declines to zero over five to six years. The average remaining surrender charge is 2.4 percent. Retail annuities as of December 31, 1993 also include $159.1 million of separate account, market value adjustment annuities, which have a market value adjustment on withdrawal prior to the end of a six year interest guarantee period. As of December 31, 1993, approximately 60 percent of retail annuities are subject to a surrender charge.

     Life annuities include structured settlements and pension buyout annuities which pay fixed periodic benefits to contractholders. Early withdrawals are prohibited. Annual benefit payments on this line are currently about $91.2 million. This cash outflow is scheduled to taper off over the next 20 years, but some payments will continue well into the next century.

     Single premium life contracts have minimal surrender provisions; however, 1987 changes in the federal tax laws "grandfathered" favorable tax treatment for existing contracts, thus creating a significant withdrawal disincentive.

     The life, health and other category contains a full range of traditional and interest-sensitive life and health insurance products which contain standard insurance surrender provisions.

LIQUIDITY AND CAPITAL RESOURCES

The Company is a legal entity, separate and distinct from its subsidiaries.
As a holding company with no other business operations, the primary sources of cash to meet obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments from its subsidiaries.

     A strong liquidity position is critical to the Company's continuing financial strength. The availability of cash is essential to the timely payment of policyholder, debt and other obligations, and instrumental to realizing opportunities in today's fast-paced financial markets. As a result, the Company's liquidity position is actively monitored and managed.

     Product design and investment strategies play a major role in liquidity management. The Company's products provide significant customer value, which protects against sudden cash demands. In addition, many insurance contracts contain withdrawal notice provisions or early withdrawal penalties and pay interest rates that are reset regularly to market levels, providing additional disintermediation protection. Liquidity risks are minimized further by investment strategies which provide for high quality asset portfolios, by systematic controls and by active, integrated asset/liability management processes.

     Cash flows from operations in 1993 were $1.1 billion, down from $1.2 billion in 1992 and even with $1.1 billion in 1991. These substantial levels come from a stable base of income from insurance premiums (particularly from the home service Agency Group operations, which are very predictable and relatively immune to disintermediation), from investments and from other product sales.

     Investment commitments are planned to coincide with expected cash flows. Normal day to day cash variations are met by a commercial paper program, supplemented by committed lines of credit. Commercial paper borrowings averaged $57.2 million in 1993 at a weighted average interest rate of 3.26 percent. Commercial paper outstanding at December 31, 1993 was $49.9 million compared to $49.8 million at the end of 1992. In addition to the corporate commercial paper program, Commonwealth Insurance, Peoples Security Insurance and National Home Life Assurance Company ("National Home Assurance") each have $50 million in available commercial paper programs. There were no borrowings under these programs in 1993.

     The Company has committed lines of credit of $850 million which serve as a contingency reserve should adverse conditions materialize, and as back-up to the commercial paper program. There were no borrowings under these lines of credit during the year. In addition, the Company's bond and stock portfolio of $10.9 billion at December 31, 1993 provides a significant source of short-term liquidity.

     Banking Group analyzes its current and future liquidity needs to support its deposit portfolio and asset growth. First Deposit also maintains $400 million of committed lines of credit to provide liquidity for its existing deposit base as well as to satisfy short-term funding requirements. The December 31, 1993 outstanding borrowings under this line were $175.0 million, compared to $172.0 million at the end of 1992.

     The Company's Series C medium-term note program originally permitted the issuance of up to $225 million in medium-term notes. At the end of 1993, outstanding borrowings under the Company's medium-term note program totaled $117.75 million, leaving capacity under this program of $107.25 million. On January 12, 1994, the Company's shelf registration of $292.75 million of debt securities went effective, and on January 14, 1994, the Company commenced its $400 million Series D medium-term note program. This program encompasses the newly-effective $292.75 million shelf registration, in addition to the $107.25 million of unissued Series C medium-term notes. The ratio of long-term debt to total capital was 19.1 percent at December 31, 1993, compared with 21.2 percent at the end of 1992, both within the lower end of ranges of leverage considered acceptable by the Company.

     Effective June 16, 1993, each outstanding share of Capital Holding's Series J, non-cumulative, convertible, junior preferred stock was exchanged for 5.55 shares of Capital Holding common stock.

     Effective March 2, 1994, the Company redeemed, at face value, all $100 million of its Adjustable Rate Cumulative Preferred Stock, Series F, at $100 per share plus accrued and unpaid dividends through the date of redemption. The Company is considering issuance of another preferred stock instrument to replace the redeemed Series F stock.
     The Company announced on January 31, 1994 its plans to repurchase approximately three million shares of its common stock by the end of 1994 with the intent to minimize the dilutive effect of employee benefit plans that feature stock awards.
     From a financial ratings perspective, 1993 was an excellent year, as Capital Holding and its subsidiaries received several upgrades. Moody's Investors Service upgraded the financial strength ratings of Commonwealth Insurance and Peoples Security Insurance. Moody's also upgraded Capital Holding's senior debt, commercial paper and preferred stock ratings. Duff & Phelps Credit Rating Company upgraded the claims paying ability rating for National Home Assurance. First Deposit Corporation received an issuer rating upgrade to A/B from Thomson BankWatch, Inc. ("Thomson"). First Deposit Corporation, First Deposit National Bank and First Deposit National Credit Card Bank carry a TBW-1 short-term rating from Thomson.
     The table below reflects ratings for Capital Holding and its major insurance subsidiaries at December 31, 1993:

                              STANDARD           DUFF &  A.M.
                              & POOR'S  MOODY'S  PHELPS  BEST
- -------------------------------------------------------------
Capital Holding Ratings:
 Senior Debt                      AA        A2      AA-
 Adjustable Rate
  Preferred Stock                AA-        a2       A+
 Commercial Paper               A-1+       P-1     D-1+
Claims Paying/Financial
 Strength Ratings:
 Commonwealth Insurance          AAA       Aa3      AA+   A+
 Peoples Security Insurance      AAA       Aa3      AA+   A+
 National Home Assurance          AA        A2       AA   A+
Commercial Paper Ratings:
 Commonwealth Insurance         A-1+       P-1     D-1+
 Peoples Security Insurance     A-1+       P-1     D-1+
 National Home Assurance        A-1+

     The National Association of Insurance Commissioners (NAIC) adopted the "Risk Based Capital for Life and/or Health Insurers Model Act" in December 1992. Under this "Model Act," the Adjusted Capital levels of the Company's insurance subsidiaries currently exceed all of the regulatory action levels as defined by the NAIC's Model Act.

INFLATION
As a financial institution, many of the Company's assets and liabilities are monetary in nature, sensitive to the interest rate environment. Some assets benefit if interest rates increase while others lose value. Likewise, some liabilities perform better in a rising environment, while others are adversely affected. The converse is true when interest rates decline. The Company has instituted what it believes to be a very effective asset/liability management process, the objective of which is to optimize net interest margins within prescribed risk tolerances while at the same time protecting net asset values. Nevertheless, changes in the interest rate environment could cause net interest margins to fluctuate from historical levels.

COMMON STOCK DIVIDEND AND MARKET DATA
In 1993, a two-for-one stock split in the form of a dividend was declared.
The market price of the Company's stock was $37.13 per common share at December 31, 1993, compared with $36.13 at December 31, 1992 and $31.81 at December 31, 1991. The price-earnings multiple (calculated on the last twelve months net income per common share) was 11.9 compared to 11.5 at the end of 1992 and 11.9 at the end of 1991. The price-to-book ratio was 1.57 compared with 1.76 at the end of 1992 and 1.78 at the end of 1991. Total shares held in treasury at December 31, 1993 were 13.9 million, at an average cost of $6.42 per common share.
     Capital Holding has increased its dividend in each year of its history. In 1993, the increase was 10.6 percent compared with 10.0 percent in 1992. The ten-year compound growth rate has been 7.6 percent, measurably higher than the 6.8 percent for the companies that make up the Dow Jones Industrial Average. The compound annual dividend growth rate is twice the compound annual growth of the Consumer Price Index over the same period, providing shareholders with an income stream that has outpaced inflation by a wide margin.
     The quarterly dividend of $.20 per common share declared by the Board of Directors for the first quarter of 1994 represents an increase of 9.6 percent over the previous quarterly rate.
     Approximately 17,100 individuals and institutions owned Capital Holding stock at December 31, 1993, including 5,700 employees who owned stock through Capital Holding's Thrift Savings Plan.
     The table on page 34 shows the historical price range of the Company's common stock as quoted on the New York Stock Exchange -- Composite Transactions. The New York Stock Exchange is the principal market in which our stock is traded (ticker symbols: CPH -- common; CPHF -- preferred). The Company's common shares are also listed on the Pacific Stock Exchange.

BUSINESS REPORT
================================================================================

Year Ended December 31          1993          1992          1991         1990         1989         1988
- ----------------------------------------------------------------------------------------------------------
(Dollars in thousands)

AGENCY GROUP:
Life
Pretax earnings              $   185,644   $   183,112   $  168,350   $  157,805   $  139,728   $  126,974
Mean policyholder reserves     2,219,099     2,140,303    1,820,377    1,683,739    1,566,388    1,489,201
Margin on mean reserves              8.4%          8.6%         9.2%         9.4%         8.9%         8.5%

Health
Pretax earnings              $     3,936   $     2,579   $    1,232   $    3,124   $    3,837   $    3,608
Premium income                    65,472        64,656       60,734       57,722       47,888       38,069
Margin on premium                    6.0%          4.0%         2.0%         5.4%         8.0%         9.5%
- ----------------------------------------------------------------------------------------------------------

DIRECT RESPONSE GROUP:
Life
Pretax earnings              $    56,494   $    40,384   $   38,409   $   29,725   $   24,816   $   23,961
Premium income                   298,897       234,967      222,414      205,894      197,409      196,057
Margin on premium                   18.9%         17.2%        17.3%        14.4%        12.6%        12.2%

Health
Pretax earnings              $    45,783   $    43,183   $   35,329   $   38,567   $   35,468   $   35,541
Premium income                   197,957       183,157      194,540      198,658      182,089      206,616
Margin on premium                   23.1%         23.6%        18.2%        19.4%        19.5%        17.2%

Property and casualty
Pretax earnings (loss)       $     8,202   $     6,608   $    1,244   $   (6,949)  $    3,275   $    1,890
Earned premium                   143,781       140,024      142,561      135,327      174,149      158,054
Loss/LAE ratio                      82.1%         82.8%        86.2%        98.4%        92.3%        87.3%
Expense ratio                       24.8          25.6         26.0         19.3         18.2         19.3
Combined ratio                     106.9         108.4        112.2        117.7        110.5        106.6
- ----------------------------------------------------------------------------------------------------------
BANKING GROUP:
Pretax earnings              $   117,720   $    93,502   $   73,231   $   57,315   $   34,101   $   17,319
Ending assets                  2,211,537     2,136,624    2,033,834    1,582,040    1,563,537    1,650,942
Mean assets                    2,174,082     2,085,229    1,807,937    1,572,789    1,607,240    1,276,458
Margin on mean assets                5.4%          4.5%         4.1%         3.6%         2.1%         1.4%
- ----------------------------------------------------------------------------------------------------------

ACCUMULATION AND INVESTMENT GROUP:
Pretax earnings              $   134,085   $   120,142   $  112,242   $   95,974   $   81,438   $   63,763
Ending policyholder
 deposits                     12,654,759    11,044,043    9,853,028    9,263,679    7,688,581    6,364,701
Mean policyholder deposits    12,113,883    10,477,775    9,776,749    8,399,222    6,969,224    5,385,559
Margin on mean deposits             1.11%         1.15%        1.15%        1.14%        1.17%        1.18%
- ----------------------------------------------------------------------------------------------------------
(Dollars in millions)

REGULATORY SHAREHOLDERS' EQUITY:
Life insurance               $   1,135.9   $   1,069.7   $    967.3   $    832.1   $    758.0   $    564.8
Property and casualty
 insurance                         111.5          69.5         58.8         60.8         49.4         59.0
- ----------------------------------------------------------------------------------------------------------
TOTAL INSURANCE              $   1,247.4   $   1,139.2   $  1,026.1   $    892.9   $    807.4   $    623.8
==========================================================================================================
BANKING                      $     234.9   $     186.2   $    129.5   $     98.8   $    106.4   $     90.2
==========================================================================================================

Quarterly Financial Data
(Dollars in thousands except per common share)

==========================================================================================================
                                                                                      Per Common Share(a)
                        Premiums     Investment     Realized    Benefits             ---------------------
                       and Other      and Other    Investment      and        Net    Operating       Net
                    Considerations   Income, Net   Gain (Loss)  Expenses    Income   Earnings(b)    Income
- ----------------------------------------------------------------------------------------------------------
1993
4th Quarter           $290,866        $432,363      $  4,421    $593,628    $91,536      $.90        $.89
3rd Quarter            279,229         434,494        (7,050)    580,294     73,763       .75         .71
2nd Quarter            290,000         441,242         1,635     601,463     91,530       .86         .89
1st Quarter            307,589         428,536       (19,161)    621,721     65,836       .81         .64
- ----------------------------------------------------------------------------------------------------------

1992
4th Quarter           $286,440        $432,579      $   (155)   $591,231    $90,347      $.88        $.88
3rd Quarter            282,920         410,372        14,373     581,992     88,852       .82         .87
2nd Quarter            305,385         406,854         3,517     607,290     77,626       .76         .75
1st Quarter            315,280         406,985       (11,258)    620,752     65,671       .72         .64
- ----------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------
Quarterly Price Ranges of Common Stock and
Dividends Per Common Share (a)
==========================================================================================================
              High    Low    Dividend                  High    Low    Dividend
- ------------------------------------------------------------------------------
1993                                      1992
4th Quarter  $44.88  $36.25    $.1825     4th Quarter $36.75  $29.94   $.165
3rd Quarter   44.50   38.38     .1825     3rd Quarter  32.50   28.75    .165
2nd Quarter   42.25   34.50     .1825     2nd Quarter  30.13   26.00    .165
1st Quarter   40.63   35.63     .1825     1st Quarter  31.63   26.82    .165
- ----------------------------------------------------------------------------------------------------------

(a) Per common share amounts have been retroactively adjusted for a two-for-one stock split in the form of a dividend, effective April 30, 1993.
(b) Operating earnings exclude from net income, realized investment gains and losses and related deferred acquisition cost amortization, net of taxes.

SUPPLEMENTAL EARNINGS DATA
(Dollars in thousands except per common share)

====================================================================================================================================

Year Ended December 31                                             1993       1992       1991       1990       1989       1988
- --------------------------------------------------------------------------------------------------------------------------------
Operating earnings before federal income tax(a)                  $508,951   $455,865   $372,811   $332,250   $278,562   $234,600
Federal income tax on operating earnings before impact of tax
 law change                                                       150,141    129,907    102,500     85,510     66,330     52,800
- --------------------------------------------------------------------------------------------------------------------------------
Operating earnings before impact of tax law change                358,810    325,958    270,311    246,740    212,232    181,800
Federal income tax impact of the change in annual
  effective tax rate due to the tax law change(b)                   5,089         --         --         --         --         --
Federal income tax impact on deferred taxes due to
  the tax law change(b)                                            11,682         --         --         --         --         --
- --------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                                342,039    325,958    270,311    246,740    212,232    181,800
Realized investment gain (loss), net of tax                       (18,244)     3,346    (14,738)   (90,619)    75,557      8,546
Related amortization, net of tax                                   (1,130)    (6,808)    (5,341)    10,072    (12,081)      (482)
Cumulative effect of change in
  accounting principle, net of tax                                     --         --         --         --    (56,021)        --
- --------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                        322,665    322,496    250,232    166,193    219,687    189,864
Provision for dividends on nonconvertible preferred stock           6,750      6,750      8,604     10,432     10,515      7,323
- --------------------------------------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                            $315,915   $315,746   $241,628   $155,761   $209,172   $182,541
================================================================================================================================
Per common share:(c)
  Operating earnings before impact
    of tax law change(a)                                         $   3.49   $   3.18   $   2.89   $   2.57   $   2.23   $   1.91
  Federal income tax impact of the change in annual
    effective tax rate due to tax law change(b)                      (.05)        --         --         --         --         --
  Federal income tax impact on deferred taxes
    due to the tax law change(b)                                     (.12)        --         --         --         --         --
- --------------------------------------------------------------------------------------------------------------------------------
  Operating earnings                                                 3.32       3.18       2.89       2.57       2.23       1.91
  Realized investment gain (loss), net of tax                        (.18)       .03       (.17)      (.98)       .83        .10
  Related amortization, net of tax                                   (.02)      (.07)      (.06)       .11       (.13)      (.01)
  Cumulative effect of change in
    accounting principle, net of tax                                   --         --         --         --       (.62)        --
- --------------------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                     $   3.12   $   3.14   $   2.66   $   1.70   $   2.31   $   2.00
================================================================================================================================

(a) Operating earnings exclude realized investment gains and losses and related deferred acquisition cost amortization.
(b) The Omnibus Budget Reconciliation Act of 1993 was enacted into law on August 10, 1993. Companies were required to recognize the impact of the tax law change on both the deferred tax balance and current taxes payable during the period the change was enacted.
(c) Per common share amounts have been retroactively adjusted for a two-for-one stock split in the form of a dividend, effective April 30, 1993.

MANAGEMENT'S RESPONSBILITIES
FOR FINANCIAL REPORTING
===============================================================================
The consolidated financial statements appearing in this Annual Report have been prepared by management, which is responsible for their preparation, integrity and fair presentation. The statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

     Management is responsible for the system of internal controls over financial reporting at Capital Holding and its affiliates, a system designed to provide reasonable assurance regarding the preparation of reliable published financial statements. This system is augmented by written policies and procedures including a code of conduct to foster a strong ethical climate, a program of internal audit, and the selection and training of qualified personnel. Management believes that the Company's system of internal controls over financial reporting provides reasonable assurance that the financial records are reliable for preparing financial statements.

     The Audit Committee of the Board of Directors, composed solely of outside Directors, meets with the independent auditors, management and internal auditors periodically to discuss internal controls over financial reporting, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors and with internal auditors without management present to ensure that these groups have free access to the Committee.

     The independent auditors are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors and ratified by the shareholders. Based upon their audit of the consolidated financial statements, the independent auditors, Ernst & Young, have issued their Auditors' Report, which appears on this page.


/s/ Irving W. Bailey II                /s/ Robert L. Walker
- -------------------------------        ---------------------------------
Irving W. Bailey II                    Robert L. Walker
Chairman, President and                Senior Vice President -- Finance
Executive Officer                      Chief and Chief Financial Officer


/s/ Steven T. Downey
- -------------------------------
Steven T. Downey
Vice President and Controller


REPORT OF ERNST & YOUNG,
INDEPENDENT AUDITORS
===============================================================================
Board of Directors and Shareholders
Capital Holding Corporation

We have audited the accompanying consolidated statements of financial condition of Capital Holding Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Holding Corporation and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


                                       /s/ Ernst & Young
                                       ---------------------------
                                       Ernst & Young
Louisville, Kentucky
February 9, 1994

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per common and common equivalent share)
                                    Capital Holding Corporation and Subsidiaries
================================================================================

Year Ended December 31                                      1993         1992         1991
- ------------------------------------------------------------------------------------------
REVENUES:
  Premiums and other considerations                   $1,167,684   $1,190,025   $1,056,005
  Investment income, net of expenses                   1,461,446    1,453,542    1,479,864
  Consumer loan servicing fees                           172,814      140,273      110,044
  Realized investment gain (loss)                        (20,155)       6,477      (18,780)
  Other income, net                                      102,375       62,975       43,523
- ------------------------------------------------------------------------------------------
TOTAL REVENUES                                         2,884,164    2,853,292    2,670,656

BENEFITS AND EXPENSES:
  Benefits and claims                                    846,616      865,945      788,054
  Increase in benefit and contract reserves              584,793      629,377      731,093
  Commissions, net                                        74,762       89,532       75,486
  General, administrative and other expenses, net        504,080      506,144      418,579
  Amortization:
    Deferred policy and loan acquisition costs           284,104      212,038      204,358
    Value of insurance in force purchased                 19,215       13,024       13,421
    Goodwill                                              12,162        7,781        6,905
  Interest expense                                        71,374       77,424       86,824
- ------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                            2,397,106    2,401,265    2,324,720
INCOME BEFORE FEDERAL INCOME TAX                         487,058      452,027      345,936
Federal Income Tax                                       164,393      129,531       95,704
NET INCOME                                               322,665      322,496      250,232
Provision for Dividends on Nonconvertible Preferred
  Stock                                                    6,750        6,750        8,604
- ------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                 $  315,915   $  315,746   $  241,628
==========================================================================================
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE          $3.12        $3.14        $2.66
==========================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands)
=============================================================================

December 31                                                 1993         1992
- -----------------------------------------------------------------------------
ASSETS
Investments:
  Bonds and redeemable preferred stocks -- held for
    investment -- at amortized cost (market value of
    $5,767,618 and $4,808,924 in 1993 and 1992,
    respectively)                                    $ 5,323,421  $ 4,619,400
  Bonds -- actively managed -- at market (amortized
    cost of $5,098,835 and $4,403,157 in 1993 and
    1992, respectively)                                5,113,637    4,376,902
  Common and nonredeemable preferred stocks --
    at market (amortized cost of $420,655 and
    $488,569 in 1993 and 1992, respectively)             427,490      450,385
  Commercial mortgage loans                            2,558,466    2,693,547
  Residential mortgage loans                           1,637,452    1,647,045
  Consumer loans                                       1,867,944    1,682,387
  Policy loans                                           351,507      315,383
  Real estate                                            103,258      109,031
  Other long-term investments                            356,957      168,423
  Short-term investments                                  34,995       11,803
- -----------------------------------------------------------------------------
TOTAL INVESTMENTS                                     17,775,127   16,074,306
Cash and cash equivalents                                377,318      717,039
Investment income due and accrued                        324,242      351,421
Operating property -- at cost, less accumulated
  depreciation and amortization                          167,345      161,644
Deferred policy and loan acquisition costs             1,373,481    1,311,899
Value of insurance in force purchased                    283,509      228,924
Goodwill                                                 230,183      220,479
Separate account assets                                2,036,856    1,034,346
Other assets                                             360,944      488,206
- -----------------------------------------------------------------------------
TOTAL ASSETS                                         $22,929,005  $20,588,264
=============================================================================

                                   Capital Holding Corporation and Subsidiaries
===============================================================================

December 31                                                  1993          1992
- -------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Policy liabilities:
  Benefit reserves                                    $ 8,404,785   $ 7,847,568
  Policyholder contract deposits                        6,066,390     5,700,877
  Policy and contract claims                              211,298       231,687
  Other policyholders' funds                              242,666       148,637
- -------------------------------------------------------------------------------
TOTAL POLICY LIABILITIES                               14,925,139    13,928,769
Banking deposits                                        1,491,767     1,396,115
Accrued expenses and other liabilities                  1,032,659     1,079,191
Separate account liabilities                            2,036,856     1,034,346
Long-term debt                                            589,268       589,320
Deferred federal income tax                               360,425       374,596
- -------------------------------------------------------------------------------
TOTAL LIABILITIES                                      20,436,114    18,402,337

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock:
  6,000,000 shares authorized for issuance
    in series:
      Series F, Adjustable Rate Cumulative, $100
        face value; Issued and outstanding --
        1,000,000 shares                                  100,000       100,000
      Series J, Junior Noncumulative Convertible;
        Issued and outstanding -- 1,068,000 shares
        in 1992                                                --       137,512
Common stock, $1 par:
  300,000,000 shares authorized;
    Issued -- 115,325,000 shares                          115,325        57,662
Additional paid-in capital                                 57,053        59,705
Net unrealized investment gain (loss)                      17,204       (34,998)
Retained earnings                                       2,295,974     2,057,119
Common stock held in treasury -- at cost:
  1993 -- 13,899,000 shares; 1992 --
    20,521,000 shares                                     (89,289)     (191,073)
Unearned restricted stock                                  (3,376)           --
- -------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                              2,492,891     2,185,927
===============================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $22,929,005   $20,588,264
===============================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)              Capital Holding Corporation and Subsidiaries
================================================================================

Year Ended December 31                                                              1993          1992          1991
- --------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
Net income                                                                  $    322,665   $   322,496   $   250,232
Adjustments to reconcile net income to net cash flows from operations:
  Increase in benefit and contract reserves                                      691,827       737,549       784,570
  Amortization of deferred policy and loan acquisition costs                     284,104       212,038       204,358
  Amortization of value of insurance in force purchased and goodwill              31,377        20,805        20,326
  Provision for consumer loan losses                                              64,056       104,949        84,263
  Change in investment income due and accrued                                     29,987       (12,469)      (20,107)
  Depreciation and other amortization                                             27,235        28,506        20,657
  Realized investment (gain) loss                                                 20,155        (6,477)       18,780
  Change in current federal income tax                                            32,003       (27,315)       45,363
  Provision (benefit) for deferred federal income tax                            (28,498)       11,263        (1,265)
  Policy and loan acquisition costs deferred:
    General, administrative and other expenses                                  (242,043)     (209,724)     (199,552)
    Commissions                                                                 (103,643)     (100,477)      (75,515)
  Other                                                                          (44,058)       78,763        (7,538)
- --------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM OPERATIONS                                                 1,085,167     1,159,907     1,124,572

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Investments sold or matured                                                   14,480,572     8,327,356     8,782,192
Cost of investments acquired                                                 (15,425,077)   (9,056,499)   (9,384,034)
Additions to operating property                                                  (40,426)      (60,195)      (36,655)
Net increase in credit card receivables and other consumer loans                (782,309)     (798,471)     (797,323)
Securitization of credit card receivables                                        557,989       603,000       470,000
Acquisition of subsidiaries                                                      (59,363)           --         6,590
All other investment activities                                                 (209,680)     (119,099)      (48,238)
- --------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS USED IN INVESTMENT ACTIVITIES                                  (1,478,294)   (1,103,908)   (1,007,468)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in other short-term borrowings                                            (78,989)      (39,066)       (3,178)
Policyholder contract deposits                                                 1,404,119     1,742,933     1,748,460
Withdrawals of policyholder contract deposits                                 (1,262,524)   (1,464,926)   (2,148,177)
Proceeds from sales of certificates of deposit                                 2,268,921     1,885,063     1,479,762
Payments for maturing certificates of deposit                                 (2,188,305)   (1,952,006)   (1,212,681)
Increase in other banking deposits                                                15,036        12,070         1,772
Redemption of preferred stock                                                         --            --       (50,000)
Issuance of long-term debt                                                            --        65,000       227,750
Repayment of long-term debt                                                      (35,152)      (86,925)      (52,752)
Proceeds from revolving line of credit                                           708,000     1,504,000     1,001,000
Principal payments on revolving line of credit                                  (705,000)   (1,441,000)     (939,917)
Purchase of common stock for treasury                                                 --            --        (9,135)
Dividends                                                                        (80,600)      (73,511)      (64,422)
Proceeds from exercise of stock options                                            7,900         7,764         8,217
- --------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                                53,406       159,396       (13,301)
- --------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING YEAR                (339,721)      215,395       103,803
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   717,039       501,644       397,841
- --------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $    377,318   $   717,039   $   501,644
====================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)             Capital Holding Corporation and Subsidiaries
===============================================================================

                                                                         Net                 Common
                                                     Additional   Unrealized                  Stock    Unearned          Total
                                Preferred    Common     Paid-in   Investment    Retained    Held in  Restricted  Shareholders'
                                    Stock     Stock     Capital  Gain (Loss)    Earnings   Treasury       Stock         Equity
- ------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1991     $ 150,000   $ 57,662    $ 20,987    $(31,545)  $1,626,888  $(271,477)  $    --      $1,552,515
Net income                                                                       250,232                              250,232
Dividends:
  Preferred                                                                      (10,383)                             (10,383)
  Common                                                                         (55,722)                             (55,722)
Change in net unrealized
  investment gain (loss)                                             (1,755)                                           (1,755)
Purchase of 497,600
  common shares for treasury                                                                 (9,135)                   (9,135)
Redemption of 50 shares
  Series A Preferred Stock       (50,000)                                                                             (50,000)
Issuance of 1,918,200
 shares Series J
 Preferred Stock                 246,955                                                                              246,955
Issuance of 3,076,100
 common shares from
 treasury on conversion of
 554,300 shares Series J
 Preferred Stock                 (71,362)                22,543                              48,819                        --
Issuance of 561,400 common
 shares under employee
 benefit plans                                                                    (1,912)    10,129                     8,217
- ------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991     275,593     57,662      43,530     (33,300)   1,809,103   (221,664)       --       1,930,924
Net income                                                                       322,496                              322,496
Dividends:
 Preferred                                                                       (11,456)                             (11,456)
 Common                                                                          (64,012)                             (64,012)
Change in net unrealized
 investment gain (loss)                                              (1,698)                                           (1,698)
Issuance of 1,637,700
 common shares from
 treasury on conversion
 of  295,200 shares
 Series J Preferred Stock,
 and cash paid in lieu of
 fractional shares               (38,081)                14,160                              23,815                      (106)
Issuance of 458,400 common
 shares under employee
 benefit plans, including
 tax benefit                                              2,015                      988      6,776                     9,779
- ------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992     237,512     57,662      59,705     (34,998)   2,057,119   (191,073)       --       2,185,927
Net income                                                                       322,665                              322,665
Dividends:
 Preferred                                                                        (7,493)                              (7,493)
 Common                                                                          (75,912)                             (75,912)
Common stock split                           57,663     (57,890)                                                         (227)
Change in net unrealized
 investment gain (loss)                                              52,202                                            52,202
Issuance of 5,927,900
 common shares from
 treasury on conversion of
 1,068,100 shares Series J
 Preferred Stock, and cash
 paid in lieu of fractional
 shares                         (137,512)                47,077                              90,407                       (28)
Issuance of 583,800 common
 shares under employee
 benefit plans, including
 tax benefit                                              5,705                     (405)     9,650                    14,950
Award of 110,500 unearned
 restricted  common shares
 to employees, net of
 forfeitures and amortization                             2,456                               1,727    (3,376)            807
- ------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993   $ 100,000   $115,325    $ 57,053    $ 17,204   $2,295,974  $ (89,289)  $(3,376)     $2,492,891
==============================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
NOTE A--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) designed for shareholder reporting to measure income on a going-concern basis. Insurance and banking subsidiaries of Capital Holding Corporation ("the Company") also submit financial reports to regulatory authorities based on regulatory accounting practices designed to measure solvency, which differ significantly from GAAP. Certain 1992 and 1991 amounts have been reclassified to conform with the 1993 presentation. These reclassifications had no significant effect on the Company's financial position or results of operations.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Capital Holding Corporation and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

INVESTMENTS
Those bonds and redeemable preferred stocks that the Company intends to hold to maturity are classified as held for investment. They are carried at cost, adjusted for amortization of premium or accretion of discount. Adjustments to cost are amortized into investment income on a constant yield basis over the expected life of the investment. Gains and losses are recognized in income when the investment is sold.
     The Company segregates those investments it does not intend to hold to maturity and which can be managed actively for total return. These actively managed investments are carried at market value, adjusted for the changes in market value of financial instruments which qualify as hedges. Gains or losses realized on closed or terminated instruments which hedged actively managed investments are amortized to investment income on a constant yield basis over the expected life of the investment. Unrealized gains and losses on actively managed investments generally are credited or charged, net of applicable taxes, directly to shareholders' equity as a component of net unrealized investment gain (loss) and are recognized in income upon disposition of the investment. Interest rate exchange agreements, or portions thereof, which do not qualify as hedges are marked to market with unrealized gains or losses credited or charged, net of applicable taxes, directly to shareholders' equity as a component of net unrealized investment gain (loss).
     Net income includes realized gains and losses on investments sold, net of unamortized gains and losses of related hedging instruments, and provisions for other than temporary impairment in the value of investments retained. The cost of investments sold is determined on a first-in, first-out basis.
     Dividends on redeemable preferred stocks and interest on bonds and loans are credited to income as they accrue. Dividends on common and nonredeemable preferred stocks are credited to income on ex-dividend dates.
     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which is effective for calendar year 1994 financial statements. SFAS No. 115 provides for classification of securities into three categories with different accounting treatment for each category. The categories are "held to maturity," "trading securities" and "available for sale." The Company will adopt SFAS No. 115 effective January 1, 1994 and will classify all of its securities as "available for sale." These securities will be carried at market value, with unrealized gains and losses, net of applicable taxes and adjustments to related deferred policy acquisition costs, reported in shareholders' equity as a component of net unrealized investment gain (loss). Adoption will result in an estimated increase of $261,400,000 in shareholders' equity as of January 1, 1994.
     Mortgage and consumer loans are carried at unpaid balances, net of allowances for uncollectible amounts. It is the Company's policy to discontinue the accrual of interest on mortgage loans when the loans are more than ninety days delinquent. Real estate taken in foreclosure is recorded at the lower of cost or net realizable value. Real estate is carried at cost less depreciation, generally calculated using the straight-line method. Policy loans are carried at unpaid balances. Other long-term investments are carried at cost or on the equity method, as appropriate. Short-term investments and cash equivalents are carried at cost, which approximates market value.
     In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which establishes accounting standards for creditors when a loan is deemed impaired. SFAS No. 114 is primarily applicable to the commercial loan portfolio, as large groups of smaller balance homogeneous loans such as credit card, consumer installment loans, or residential mortgages are excluded. The Company is currently determining the impact of this Statement, which is required for calendar year 1995 financial statements. However, adoption is not expected to have a material effect on the Company's financial position or results of operations.

OPERATING PROPERTY
Operating property, including real estate, furniture and fixtures, and data processing hardware and related systems, is recorded at cost, which, for significant additions, includes interest capitalized. These assets are depreciated or amortized over their estimated useful lives, principally using the straight-line method.

POLICY AND LOAN ACQUISITION COSTS
The costs of acquiring new individual life, annuity, accident and health and property and casualty insurance policies are deferred to the extent recoverable from future premiums or expected gross profits. These costs consist principally of commissions; product-related printing, mailing, and solicitation costs; and other issue-related administrative expenses. The amortization policy is explained under Premiums, Benefits and Expenses. Mortgage loan commitment fees, net of direct costs incurred for successful efforts in acquiring loans, are deferred and amortized as income over the expected life of the loan, generally seven years. The direct costs of acquiring consumer loans, such as referral fee payments to third parties and credit report fees, are netted against related credit card and line of credit fees, if any, and are deferred and amortized on a straight-line basis, generally over one year for credit card products and five years for consumer line of credit products.

OTHER INTANGIBLES
The value of insurance in force purchased is an asset that is recorded in connection with the acquisition of an insurance company. The initial value is determined by an actuarial study using expected future gross profits as a measurement of the net present value of the insurance purchased, which is amortized on a constant yield basis, with the accrual of interest added to the unamortized balance using rates ranging from 7 to 15 percent. The balance is amortized over the estimated life of the insurance in force over a period not to exceed 30 years for individual life insurance, 25 years for individual accident and health insurance and 15 years for property and casualty insurance. Goodwill is amortized over a period not to exceed 40 years using the straight-line method.

SEPARATE ACCOUNTS
Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policyholders and employee groups who generally bear the investment risk, or for policyholders who are guaranteed a return consistent with the performance of an index such as the S&P 500. The separate account assets and liabilities are carried at market value. Revenues and expenses on the separate account assets and related liabilities equal to the benefits paid to the separate account policyholders are excluded from the amounts reported in the Consolidated Statements of Income. Fees charged or spread earned on policyholders' deposits are included in Other income, net.

BENEFIT RESERVES AND POLICYHOLDER
CONTRACT DEPOSITS

TRADITIONAL LIFE INSURANCE AND ACCIDENT AND HEALTH INSURANCE PRODUCTS Traditional life insurance products include those contracts with fixed and guaranteed premiums and benefits, and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. Accident and health insurance products include coverages for regular income during periods of hospitalization, scheduled reimbursement for specific hospital/surgical expenses and cancer treatments, and lump sum payments for accidental death or dismemberment.
     Reserves on traditional life and accident and health insurance products are calculated by using a net level premium method and assumptions, determined at the time of policy issue, as to investment yields, mortality, morbidity and withdrawals. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. Reserves on most such individual policies are based on assumed investment yields which range from a level 3.0 percent for policies issued before 1951 to a rate grading from 7.5 to
5.5 percent for policies issued after 1980. Reserves on individual policies acquired by purchase are based on assumptions considered appropriate as of the date of purchase, with an assumed investment yield grading from 9.0 to 5.5 percent.

UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCTS
Universal life products include universal life and other interest-sensitive life insurance policies. Investment-type products consist primarily of guaranteed investment contracts (GICs) and single premium annuity and life contracts.
     Benefit reserves and policyholder contract deposits on these products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

INTEREST RATE ASSUMPTIONS
The weighted average assumed investment yield for policy reserves and deposits was 6.0 percent in 1993, 6.1 percent in 1992 and 7.4 percent in 1991.

POLICY AND CONTRACT CLAIMS
Policy and contract claims, principally related to accident and health and property and casualty insurance policies, are based on estimates of future trends in claim severity and frequency.

PREMIUMS, BENEFITS AND EXPENSES

TRADITIONAL LIFE INSURANCE AND ACCIDENT AND HEALTH INSURANCE PRODUCTS
Premiums for individual life policies are recognized when due; premiums for accident and health and all other policies are reported as earned proportionately over their policy terms.
     Benefit claims (including an estimated provision for claims incurred but not reported), benefit reserve changes, and expenses (except those deferred) are charged to income as incurred. Deferred policy acquisition costs are charged to income over periods of 25 years or less for traditional life insurance policies and 20 years or less for accident and health policies. Amortization is determined principally by using the sum-of-the-years' premium method and assumptions generally consistent with those used for computing benefit reserves.
     These practices are designed to match benefits and expenses with related premiums and thereby spread income recognition over expected policy lives.

UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCTS
Premiums for these products consist of policy charges for the cost of insurance, policy initiation, administration and surrenders during the period. Expenses include interest credited to policy account balances, net payments or receipts related to interest rate exchange agreements and benefit payments made in excess of policy account balances. Credited interest rates ranged from 3.3 to
7.3 percent in 1993.
     Deferred policy acquisition costs are amortized in relation to the incidence of expected gross profits, including realized investment gains and losses, over the expected life of the policies, not to exceed 25 years for universal life-type contracts and 15 years for investment-type contracts.

FEDERAL INCOME TAX
Effective January 1, 1993, the Company adopted the provisions of SFAS No.
109, "Accounting for Income Taxes." Adoption of SFAS No. 109 was not material to the Company's consolidated financial statements. Deferred income tax assets and liabilities reflect the future tax consequences of differences between the reported amounts of assets and liabilities in the accompanying financial statements and those in the Company's income tax returns.

BENEFIT PLANS
The cost of the Company's defined benefit retirement plan is determined using the projected unit credit method, plus amortization of prior service cost and gains and losses over the expected future service period of plan participants. The Company's funding policy is to contribute amounts to the plan sufficient to meet regulatory minimum funding requirements, plus such additional amounts as it may determine appropriate from time to time. Contributions to the defined contribution retirement, profit sharing and thrift savings plans are expensed as incurred. The cost of plans providing life insurance benefits for active employees, and life and health insurance benefits for eligible retirees, is accrued generally over participants' active periods of service.

BANKING DEPOSITS
Banking deposits consist primarily of savings deposits, time deposits and certificates of deposit of $100,000 or more. Interest on banking deposits and related hedging instruments is reflected in the Consolidated Statements of Income in Benefits and claims.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
Per common and common equivalent share amounts in the Consolidated Statements of Income have been calculated using net income after provision for dividends on nonconvertible preferred stock, divided by the weighted average number of common and common equivalent shares outstanding during the year (1993--101,132,000 shares; 1992--100,531,000 shares; 1991--90,699,000 shares). Fully diluted net income per common share is not presented as it approximates net income per common and common equivalent share. All common and common equivalent share and per share data for prior periods presented have been restated to reflect the two-for-one stock split (see Note I).

CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at their time of purchase. Cash paid for interest on debt was $71,470,000, $80,970,000 and $82,338,000 in 1993, 1992 and 1991,
respectively. Cash paid for federal income taxes was $154,999,000, $147,450,000 and $57,812,000 in 1993, 1992 and 1991, respectively.

NOTE B--ACQUISITIONS
During 1993, the Company acquired a life, accident and health insurance company and a company that provides college financing alternatives. The two companies were acquired in separate transactions for a total purchase price of $122,400,000, including liabilities assumed.
     In November 1991, the Company acquired Durham Corporation, a North Carolina-based life, accident and health insurance company. The total purchase price, including liabilities assumed, was $249,079,000. The consideration paid consisted of 1,918,200 shares of Capital Holding Junior Noncumulative Convertible Preferred Stock, which were subsequently converted for the Company's common stock (see Note I).
     The above acquisitions were accounted for utilizing the purchase method of accounting and, in the aggregate, were not significant to the Company's consolidated financial position. The operating results of these acquisitions, subsequent to their respective acquisition dates, are included in the Company's consolidated results of operations. Pro forma combined results of operations prior to acquisition would not differ significantly from reported results and, consequently, are not presented.

NOTE C--INVESTMENTS
The tables below contain amortized cost and market value information on equity securities (common and nonredeemable preferred stocks), debt securities (bonds and redeemable preferred stocks) and related hedging instruments at December 31, 1993 and 1992:

                                                                GROSS         GROSS
                                              AMORTIZED    UNREALIZED    UNREALIZED        MARKET
December 31, 1993                                  COST         GAINS        LOSSES         VALUE
- -------------------------------------------------------------------------------------------------
(Dollars in thousands)
ACTIVELY MANAGED
Debt securities:
  U.S. government obligations                $  403,092     $  3,137      $  3,460     $  402,769
  States and political subdivisions             439,409        8,866         1,644        446,631
  Corporate                                   3,078,089      111,034        23,249      3,165,874
  Mortgage-backed                             1,024,435       18,860         4,012      1,039,283
  Other                                         153,810        4,676         1,012        157,474
  Related hedging instruments                        --           --        98,394        (98,394)
- -------------------------------------------------------------------------------------------------
Total debt securities                         5,098,835      146,573       131,771      5,113,637
Equity securities                               420,655       13,372         6,537        427,490
- -------------------------------------------------------------------------------------------------
TOTAL ACTIVELY MANAGED                       $5,519,490     $159,945      $138,308     $5,541,127
=================================================================================================
HELD FOR INVESTMENT
Debt securities:
  U.S. government obligations                $  127,229     $  6,688      $    395     $  133,522
  States and political subdivisions             382,022       46,079            50        428,051
  Corporate                                   3,189,822      316,111        11,332      3,494,601
  Mortgage-backed                             1,302,507       58,644         4,838      1,356,313
  Other                                         321,841       33,290            --        355,131
- -------------------------------------------------------------------------------------------------
TOTAL DEBT SECURITIES HELD FOR INVESTMENT    $5,323,421     $460,812      $ 16,615     $5,767,618
=================================================================================================

                                                                GROSS         GROSS
                                              AMORTIZED    UNREALIZED    UNREALIZED        MARKET
December 31, 1992                                  COST         GAINS        LOSSES         VALUE
- -------------------------------------------------------------------------------------------------
(Dollars in thousands)

ACTIVELY MANAGED
Debt securities:
  U.S. government obligations                $  411,678     $  7,947      $  2,830     $  416,795
  States and political subdivisions             294,686       11,100           113        305,673
  Corporate                                   2,572,223      113,726        16,882      2,669,067
  Mortgage-backed                             1,068,687       53,401         9,199      1,112,889
  Other                                          51,587          627            --         52,214
  Related hedging instruments                     4,296           --       184,032       (179,736)
- -------------------------------------------------------------------------------------------------
Total debt securities                         4,403,157      186,801       213,056      4,376,902
Equity securities                               488,569       12,422        50,606        450,385
- -------------------------------------------------------------------------------------------------
TOTAL ACTIVELY MANAGED                       $4,891,726     $199,223      $263,662     $4,827,287
=================================================================================================
HELD FOR INVESTMENT
Debt securities:
  U.S. government obligations                $   45,743     $  3,503      $     34     $   49,212
  States and political subdivisions             296,467       23,895           659        319,703
  Corporate                                   2,679,233      147,088        16,956      2,809,365
  Mortgage-backed                             1,374,231       51,014        27,881      1,397,364
  Other                                         223,726        9,736           182        233,280
- -------------------------------------------------------------------------------------------------
TOTAL DEBT SECURITIES HELD FOR INVESTMENT    $4,619,400     $235,236      $ 45,712     $4,808,924
=================================================================================================

     The amortized cost and market value of debt securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, sometimes without call or prepayment penalties.

                                              AMORTIZED        MARKET
December 31, 1993                                  COST         VALUE
- ---------------------------------------------------------------------
(Dollars in thousands)
ACTIVELY MANAGED
Due in one year or less                      $   14,224    $   14,289
Due after one year through five years           543,865       543,735
Due after five years through ten years        1,383,188     1,414,673
Due after ten years                           2,133,123     2,200,051
- ---------------------------------------------------------------------
Subtotal                                      4,074,400     4,172,748
Mortgage-backed securities                    1,024,435     1,039,283
- ---------------------------------------------------------------------
Subtotal                                      5,098,835     5,212,031
Related hedging instruments                          --       (98,394)
- ---------------------------------------------------------------------
TOTAL DEBT SECURITIES ACTIVELY MANAGED       $5,098,835    $5,113,637
=====================================================================
HELD FOR INVESTMENT
Due in one year or less                      $   20,663    $   21,223
Due after one year through five years           340,953       357,646
Due after five years through ten years          585,117       651,517
Due after ten years                           3,074,181     3,380,919
- ---------------------------------------------------------------------
Subtotal                                      4,020,914     4,411,305
Mortgage-backed securities                    1,302,507     1,356,313
- ---------------------------------------------------------------------
TOTAL DEBT SECURITIES HELD FOR INVESTMENT    $5,323,421    $5,767,618
=====================================================================

  Additionally, the table below shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain on debt and equity securities for the years ended December 31, 1993, 1992 and 1991:

Year Ended December 31                                1993         1992         1991
- ------------------------------------------------------------------------------------
(Dollars in thousands)

Debt securities:
  Change in unrealized investment gain (loss)     $295,730     $(36,699)    $201,256
  Realized investment gain                          16,119       27,672        7,538

Equity securities:
  Change in unrealized investment gain (loss)     $ 45,019     $(12,291)    $ 21,903
  Realized investment gain                          12,112       11,886        3,540
====================================================================================

  Proceeds during 1993, 1992 and 1991 from sales of investments in debt securities were $11,114,981,000, $6,113,954,000 and $7,051,912,000, respectively. Gross gains of $384,268,000, $272,059,000 and $175,861,000 and gross losses of $45,887,000, $149,103,000 and $139,078,000 were realized on sales of debt securities during 1993, 1992 and 1991, respectively. Gross gains of $13,666,000 in 1993, and gross losses of $335,928,000, $81,598,000 and
$596,000 in 1993, 1992 and 1991, respectively, on related hedging instruments were realized on those sales.

  Federal income tax in 1993, 1992 and 1991 includes a provision (benefit) of $(1,911,000), $3,131,000 and $(4,042,000), respectively, for the tax effect of total realized gains or losses. Deferred federal income tax liabilities of $39,619,000 and $53,644,000 have been provided against net unrealized gains on actively managed debt securities, deferred income tax assets of $34,438,000 and $62,571,000 have been provided against net unrealized losses on hedging instruments related to those securities and deferred income tax liabilities (assets) of $2,392,000 and $(12,983,000) have been provided against net unrealized investment gains and losses on equity securities as of December 31, 1993 and 1992, respectively.
  Consumer loans have been reduced by the sales, without recourse, of receivables under asset securitization plans during 1993 and 1992 of $557,989,000 and $603,000,000, respectively. Total receivables securitized as of December 31, 1993 were $2,004,408,000.
  An analysis of the allowance for loan losses on consumer and mortgage loans for the years ended December 31, 1993, 1992 and 1991 is as follows:

                                            Consumer                       Mortgage
Year Ended                     ---------------------------------------------------------------
December 31                         1993      1992       1991       1993     1992       1991
- ----------------------------------------------------------------------------------------------
(Dollars in thousands)
Balance at beginning of period   $ 82,974  $ 74,710  $ 48,917    $ 47,510  $ 46,478   $ 36,901
Current period provision           64,056   104,949    84,263      33,561    28,143     19,765
Current period chargeoffs, net
 of recoveries                    (66,840)  (70,738)  (48,310)    (29,709)  (27,111)   (10,188)
Other deductions(a)                (5,129)  (25,947)  (10,160)          -         -          -
- ----------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD         $ 75,061  $ 82,974  $ 74,710    $ 51,362   $ 47,510  $ 46,478
==============================================================================================

(a) Other deductions represent the elimination of the allowance on consumer loans securitized without recourse.

Mortgage loans which have been non-income producing for the preceding twelve months were $44,109,000 at December 31, 1993 and $26,096,000 at December 31, 1992.

NET INVESTMENT INCOME
Gross investment income, net of payments or receipts on related interest rate exchange agreements, by type of investment, and investment expenses for the years ended December 31, 1993, 1992 and 1991, were as follows:


Year Ended December 31                      1993          1992         1991
- ------------------------------------------------------------------------------
(Dollars in thousands)
Gross investment income:
   Debt securities                      $  683,756     $  623,660   $  688,751
   Equity securities                        29,648         34,483       38,356
   Mortgage loans                          421,939        430,875      384,122
   Consumer loans                          332,213        337,621      330,520
   Policy loans                             18,293         17,088       13,621
   Real estate and other long-term
     investments                            19,668         28,525       15,566
   Short-term investments and
     cash equivalents                       21,699         28,819       43,118
- ------------------------------------------------------------------------------
TOTAL                                    1,527,216      1,501,071    1,514,054
Less investment expenses                    65,770         47,529       34,190
- ------------------------------------------------------------------------------
INVESTMENT INCOME, NET OF EXPENSES      $1,461,446     $1,453,542   $1,479,864
==============================================================================

NOTE D-FINANCIAL INVESTMENTS
The Company utilizes a variety of off-balance-sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its portfolio of actively managed securities arising from changes in general interest rate levels, to achieve certain other asset/liability management objectives (including management of investment returns and diversification of risk) and to meet its customers' financing needs. These instruments include interest rate exchange agreements, options, futures, forwards and commitments to extend credit, and involve (to varying degrees) elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of these instruments reflect the extent of involvement in the various types of financial instruments.
    The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. This exposure includes settlement risk (risk that the counterparty defaults after the Company has delivered funds or securities under the terms of the contract) which results in an accounting loss and replacement cost risk (cost to replace the contract at current market rates should the counterparty default prior to the settlement date).
    There is no off-balance-sheet exposure to credit risk that would result in an immediate accounting loss (settlement risk) associated with counterparty non-performance on interest rate exchange agreements, futures, forwards or options. Interest rates exchange agreements are subject to replacement cost risk, which equals the cost to replace those contracts in a net gain position should a counterparty default. Default by a counterparty would not result in an immediate accounting loss. These instruments, as well as futures, forwards and options are subject to market risk, which is the possibility that future changes in market prices may make the instruments less

================================================================================
valuable. Credit loss exposure resulting from non-performance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.
   The credit risk on all financial instruments, whether on-or off-balance-sheet, is controlled through an on-going credit review, approval and monitoring process. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk, and establishes individual and aggregate counterparty exposure limits. In order to limit exposure associated with counterparty non-performance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties. These master netting agreements provide that, upon default of either party, contracts in gain positions will be offset with contracts in loss positions and the net gain or loss will be received or paid, respectively. Assuming every counterparty defaulted, the cost of replacing those interest rate contracts in a net gain position, after consideration of the aforementioned master netting agreements, was $222,015,000 and $208,446,000 at December 31, 1993 and 1992, respectively.
   The following table summarizes the contract or notional amounts of the Company's interest rate exchange agreements, futures, forwards, options and amounts subject to commitments as of December 31, 1993 and 1992. The table should be read in conjunction with the preceding narrative as well as the descriptions of these instruments and their risks immediately following.

Year Ended December 31                            1993          1992
- -----------------------------------------------------------------------
(Dollars in thousands)

NOTIONAL AMOUNT OF
INTEREST RATE EXCHANGE
AGREEMENTS
Interest rate swap agreements:
  Company receives floating rate and
   makes fixed rate payments                   $2,187,166    $4,798,529
  Company receives fixed rate
   and makes floating rate payments             4,635,382     4,831,253
  Company receives and
   makes floating rate payments
   (utilizing a different index)                  405,836       463,437
Interest rate cap agreements                      679,909     1,019,513
Interest rate floor agreements                     50,000       485,000

CONTRACT AMOUNT OF OTHER
AGREEMENTS
Futures and forwards:
  Commitments to sell                             295,800        31,122
  Commitments to purchase                              --        65,490
Foreign currency investments:
  Commitments to sell                                  --       144,981
  Commitments to purchase                              --       157,011
Purchased options                                 417,013       869,182
Written options                                    40,000       215,653

COMMITMENTS
Consumer line of credit loan commitments        4,664,378     3,793,570
Trust GIC contracts                             4,439,494     1,457,614
Other commitments                                 639,522       596,667
=======================================================================

INTEREST RATE EXCHANGE AGREEMENTS
The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities and its aggregate portfolios. These interest rate exchange agreements include interest rate swap, cap and floor agreements with maturities ranging from January, 1994 through September, 2003. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments, without an exchange of the underlying principal. Interest rate cap agreements involve the payment of a maximum fixed interest rate when an indexed rate exceeds that fixed rate. Interest rate floor agreements involve the payment of a minimum fixed interest rate when that rate exceeds an indexed rate. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the Consolidated Statements of Income through an adjustment to Investment income or Benefits and claims, as appropriate, over the life of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a constant yield basis over the expected remaining life of the underlying investment, generally over 7 to 10 years. Net deferred gains on these agreements were $91,327,000 as of December 31, 1993;
the Company had no such deferred gains or losses as of December 31, 1992.

FUTURES AND FORWARDS
Futures and forwards are contracts which call for the delayed delivery of securities in which the seller agrees to deliver on a specified future date, a specified instrument at a specified price. These contracts are carried at market value, with realized and unrealized gains and losses recognized in income. Futures contracts' margin requirements, equal to the change in market value, usually are settled on a daily basis. Risks arise from movements in securities' values.
   The Company's foreign currency investments include forward agreements, settlement of which is linked to exchange rates in effect at maturity dates. There are no cash requirements associated with these agreements in advance of their maturity dates. Risks arise from movements in exchange rates. The Company manages its exposure to foreign currency exchange movements on forward agreements by hedging such forward positions with foreign currency option contracts.

OPTIONS
Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specified period of time, a financial instrument at a specified price. The Company's options have maturities ranging from August, 1996 through December, 2001. As a purchaser of options, the Company pays, at the beginning of the contract, a premium for transferring the risk of an unfavorable change in the price of the underlying financial instrument. As a writer of options, the Company receives a premium, at the beginning of the contract, for assuming the risk of an unfavorable change in the price of the underlying financial instrument. The Company generally hedges written option positions with counterbalancing futures or option positions. Options are carried at market value, with realized and unrealized gains and losses recognized in income or, if the option contract qualifies as a hedge, as an adjustment to the carrying amount of the asset or liability being hedged.

COMMITMENTS
Consumer line of credit loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. In addition, these commitments can be withdrawn by the Company at any time after 30 days notice, or without notice as permitted by law. It is anticipated that commitment amounts will only be partially drawn upon based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements.
     The Company has issued Trust GIC contracts to plan sponsors pursuant to the terms of which the plan sponsor owns and retains the assets related to these contracts. The Company guarantees to provide benefit responsiveness, which may take the form of annuities, in the event that qualified plan benefit requests and other contractual commitments exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan contributions and asset cash flows. In return for this guarantee, the Company receives a premium which varies based on such elements as benefit responsive exposure and contract size. The Company thoroughly underwrites the plan(s) for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow matching. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements.
     Other commitments primarily consist of agreements to lend to a customer at some future time, subject to conditions established in the contract. Since it is likely some commitments may expire or be withdrawn without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates individually each customer's creditworthiness. Collateral may be obtained, if deemed necessary, based on a credit evaluation of the counterparty. The collateral may include commercial and/or residential real estate.

CONCENTRATIONS OF CREDIT RISK
The Company limits credit risk by diversifying its investment portfolio among common and preferred stocks, public bonds, private placement securities and commercial and residential mortgage loans. It further diversifies these portfolios between and within industry sectors, by geography and by property type. Credit risk is also limited by maintaining stringent underwriting standards and purchasing insurance protection. In addition, the Company establishes credit approval processes, limits and monitoring procedures on an individual counterparty basis. It underwrites and originates commercial and residential loans through its insurance and banking subsidiaries. As a result, management believes that significant concentrations of credit risk do not exist.

NOTE E--FAIR VALUES OF FINANCIAL INSTRUMENTS
SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of the amount and timing of future cash flows. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The fair value amounts presented herewith do not include an amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products, or other intangible items. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.
     The following statement reflects fair values for those instruments specifically covered by SFAS No. 107 along with a fair value amount for those traditional insurance liabilities for which disclosure is permitted but not required; all other assets and liabilities have been reflected at their carrying amount.

                                        1993                         1992
- -----------------------------------------------------------------------------------
                                               CARRYING                    CARRYING
December 31                       FAIR VALUE     AMOUNT     FAIR VALUE       AMOUNT
- -----------------------------------------------------------------------------------
(Dollars in thousands)

ASSETS
Investments:
   Bonds and redeemable
      preferred stocks--
      held for investment       $ 5,767,618  $ 5,323,421  $ 4,808,924   $ 4,619,400
   Bonds--actively
      managed (a)                 5,113,637    5,113,637    4,376,902     4,376,902
   Common and
      nonredeemable
      preferred stocks (a)          427,490      427,490      450,385       450,385
   Commercial
      mortgage loans              2,893,223    2,558,466    2,883,596     2,693,547
   Residential
      mortgage loans              1,749,698    1,637,452    1,775,139     1,647,045
   Consumer loans                 2,392,981    1,867,944    2,182,025     1,682,387
   Policy loans                     351,507      351,507      315,383       315,383
   Real estate and other
      investments (a)               495,210      495,210      289,257       289,257
- -----------------------------------------------------------------------------------
TOTAL INVESTMENTS                19,191,364   17,775,127    17,081,611   16,074,306

Cash and cash
      equivalents (a)               377,318      377,318       717,039      717,039
Deferred policy and
      loan acquisition
      costs                              --    1,373,481            --    1,311,899
Value of insurance in
      force purchased                    --      283,509            --      228,924
Goodwill (a)                        230,183      230,183       220,479      220,479
Separate account assets (a)       2,036,856    2,036,856     1,034,346    1,034,346
Other assets (a)                    852,531      852,531     1,001,271    1,001,271
- -----------------------------------------------------------------------------------
TOTAL ASSETS                    $22,688,252  $22,929,005   $20,054,746  $20,588,264
- -----------------------------------------------------------------------------------

=================================================================================================
LIABILITIES
Policy liabilities:
   Benefit reserves                         $ 7,011,636   $ 8,404,785   $ 6,267,269   $ 7,847,568
   Policyholder contract deposits             6,066,390     6,066,390     5,700,877     5,700,877
   Policy and contract claims and other
    policyholders' funds                        436,242       453,964       356,855       380,324
- -------------------------------------------------------------------------------------------------
TOTAL POLICY
LIABILITIES                                  13,514,268    14,925,139    12,325,001    13,928,769
Banking deposits                              1,502,576     1,491,767     1,426,101     1,396,115
Accrued expenses and other liabilities (a)    1,032,659     1,032,659     1,079,191     1,079,191
Separate account liabilities (a)              2,036,856     2,036,856     1,034,346     1,034,346
Long-term debt                                  667,165       589,268       625,498       589,320
Deferred federal income tax                     738,919       360,425       715,985       374,596
- -------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                            19,492,443    20,436,114    17,206,122    18,402,337
- -------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                  $ 3,195,809   $ 2,492,891   $ 2,848,624   $ 2,185,927
=================================================================================================

- ------------
(a) These assets and liabilities are carried at fair value or are not covered by SFAS No. 107 and are reported at carrying amounts.

VALUATION METHODS AND ASSUMPTIONS

BONDS, PREFERRED STOCKS AND COMMON STOCKS
Fair values for debt and equity securities are based on quoted market prices, where available. For debt securities for which a quoted market price is not available, fair values are estimated using a pricing matrix or quoted prices of comparable instruments. The fair values of actively managed securities include the offsetting fair value losses of related hedging instruments in the amount of $98,394,000 and $179,736,000 at December 31, 1993 and 1992, respectively. See additional detail in Note C.

COMMERCIAL AND RESIDENTIAL MORTGAGE LOANS
Fair values of commercial and residential mortgage loans are estimated utilizing discounted cash flow calculations, using current market interest rates for loans with similar terms to borrowers of similar credit quality. The fair values of commercial and residential mortgage loans include the fair value gains of related hedging instruments in the amounts of $83,416,000 and $99,196,000, respectively, at December 31, 1993 and $75,440,000 and $101,934,000,
respectively, at December 31, 1992.

CONSUMER LOANS
Fair values of consumer line of credit loans are determined by discounting the estimated future cash flows, adjusted for differences in loan characteristics at rates for securities backed by similar loans. Variable rate equity lines secured by second deeds of trust with interest rate floors approximate carrying amounts plus a floor premium calculated using external market valuations. For variable rate loans that reprice monthly with no applicable floor and no significant change in credit risk, carrying amounts approximate fair values. The fair values of consumer loans include a value for loan servicing rights related to securitized loans.

POLICY LOANS
The carrying amounts of policy loans approximate their fair values.

POLICY LIABILITIES
Fair values for liabilities under floating rate GICs approximate carrying amounts. Fair values for liabilities under other investment-type insurance contracts are estimated using discounted cash flow calculations, based on current interest rates for similar contracts. Fair values for liabilities under traditional insurance contracts are estimated using discounted cash flow calculations based on current interest rate and pricing assumptions. Other policy liabilities represent obligations which are anticipated to be settled in the near-term where fair values approximate their carrying amounts. The fair values of policy liabilities represent the fair values of the insurance contracts as a whole which implicitly eliminates deferred policy acquisition costs and value of insurance in force purchased. The fair values of certain investment-type insurance contracts include the offsetting fair value gains of related hedging instruments in the amount of $94,855,000 and $124,943,000 at December 31, 1993 and 1992, respectively.

BANKING DEPOSITS
The fair values for demand deposits (money market accounts and certain savings accounts) are equal to the amount payable on demand at the reporting date, that is, their carrying amount. The carrying amounts for variable rate certificates of deposit approximate their fair values. Fair values for fixed rate certificates and other fixed rate deposits are estimated using discounted cash flow calculations based on interest rates currently offered on deposits of similar remaining maturities. Fair values of banking deposits include the fair value losses of related hedging instruments in the amount of $8,463,000 and $25,555,000 at December 31, 1993 and 1992, respectively.

LONG-TERM DEBT
Fair values of publicly traded debt are based on quoted market prices, where available. In instances where a quoted market price is not available, fair values are based on discounted cash flow analyses by an external source, using a current borrowing rate for similar debt arrangements.

DEFERRED FEDERAL INCOME TAX
Included in this caption is a projected liability for federal income tax which may be incurred as a result of the excess of estimated fair value over reported values of the assets and liabilities. This projected tax liability of $378,494,000 and $341,389,000 at December 31, 1993 and 1992, respectively, has
been computed on a non-discounted basis assuming a   statutory federal income
tax rate of 35 percent and 34 percent for 1993 and 1992, respectively.

HEDGING INSTRUMENTS
Fair values for interest rate exchange agreements are based on pricing models or formulas using current assumptions.

Hedging instruments are classified with the asset or liability being hedged.

NOTE F--ACCUMULATED DEPRECIATION AND AMORTIZATION
Accumulated depreciation and amortization were as follows:

December 31                               1993         1992
- -------------------------------------------------------------
(Dollars in thousands)

Investment real estate                  $  2,431     $  1,945
Operating property                       154,550      133,256
Value of insurance in force purchased    229,312      210,097
Goodwill                                  79,804       67,642
=============================================================

     The value of insurance in force purchased is an asset that represents the present value of future profits on business acquired. An analysis of the value of insurance in force purchased for the years ended December 31, 1993, 1992 and 1991 is as follows:

Year Ended December 31              1993        1992        1991
- -------------------------------------------------------------------
(Dollars in thousands)

Balance at beginning of
 period                           $228,924    $259,660    $183,856
Additions resulting from
 acquisitions                       73,800          --      89,225
Accretion of interest
 during the year                     30,584     28,510      20,654
Amortization of asset               (49,799)   (41,534)    (34,075)
Write-offs                               --    (17,712)         --
- -------------------------------------------------------------------
BALANCE AT END OF PERIOD           $283,509   $228,924    $259,660
===================================================================

     The value of insurance in force purchased which was written off in 1992 relates to the Durham Corporation credit life business, which was sold during the year. Amortization in each of the following years, of the value of insurance in force purchased, is expected to be: 1994--$49,165,000; 1995--$45,909,000;
1996--$41,917,000; 1997--$39,658,000 and 1998--$37,150,000.

NOTE G--FEDERAL INCOME TAX
As a result of the Omnibus Budget Reconciliation Act of 1993, enacted on August 10, 1993 and made retroactive to January 1, 1993, the federal statutory income tax rate increased to 35 percent from 34 percent. The effect of the change in tax legislation increased income tax expense by $16,771,000 for the year ended December 31, 1993, including a one-time charge of $11,682,000 as a result of applying the newly enacted tax rate to deferred tax balances as of August 10, 1993, and a $5,089,000 impact on current taxes due to the change in the statutory tax rate.
     Federal income tax expense (benefit) for the years ended December 31, 1993, 1992 and 1991, respectively, consisted of the following:

Year Ended December 31        1993           1992           1991
- ------------------------------------------------------------------
(Dollars in thousands)

Current                      $192,891       $118,268       $96,969
Deferred                      (28,498)        11,263        (1,265)
- ------------------------------------------------------------------
TOTAL FEDERAL INCOME TAX     $164,393       $129,531       $95,704
==================================================================

     The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate :

                                    PERCENT OF GAAP PRETAX INCOME
                                  ---------------------------------
Year Ended December 31            1993         1992         1991
- -------------------------------------------------------------------
Statutory federal income
 tax rate                         35.0%        34.0%        34.0%
Tax-preferenced investment
 income                           (3.3)        (3.6)        (4.5)
Impact on deferred of
 enacted tax rate change           2.4           --           --
Other items, net                  (0.3)        (1.7)        (1.8)
- -------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE         33.8%        28.7%        27.7%
===================================================================

     Deferred tax liabilities and assets consisted of the following:

December 31                                        1993           1992
- --------------------------------------------------------------------------
(Dollars in thousands)

DEFERRED TAX LIABILITIES:
Deferred policy and loan acquisition costs       $421,302       $402,662
Market discount on investments                     23,614         19,786
Value of insurance in force purchased              85,882         63,206
Prepaid pension asset                              29,128         24,111
Net unrealized gain on actively
 managed securities                                 9,264             --
Other                                              33,391         42,659
- --------------------------------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES                    602,581        552,424

DEFERRED TAX ASSETS:
Policy liabilities                                 51,040         35,927
Employee benefit accruals                          32,135         28,380
Loan loss reserve                                  68,255         60,123
Net unrealized loss on actively
 managed securities                                    --         18,030
Net deferred investment gains                      32,257             --
Other                                              58,469         35,368
- --------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS                         242,156        177,828
- --------------------------------------------------------------------------
NET DEFERRED TAX LIABILITIES                     $360,425       $374,596
==========================================================================

     Prior to 1984, a portion of the life insurance subsidiaries' current income was not subject to current income tax and was accumulated in tax accounts known as policyholders' surplus. The total of the life insurance subsidiaries' balances accumulated in the policyholders' surplus accounts as of December 31, 1983 amounted to $256,996,000 and was frozen at that time as a result of the Tax Reform Act of 1984. Accordingly, no additions to the policyholders' surplus accounts have been made since that date. Distributions from these accounts would be subject to current income tax. At December 31, 1993, the life insurance subsidiaries could have paid (or deemed to have paid) to the Company additional dividends, subject to statutory limitations on subsidiary dividends as discussed in Note I, of approximately $1,147,249,000 before being subject to tax on any portion of the policyholders' surplus accounts. Since the Company believes that the policyholders' surplus accounts will not be subject to current income tax in the foreseeable future, no provision has been made for the related deferred income taxes of $89,949,000.

NOTE H -- DEBT
Long-term debt consisted of the following:

December 31                                       1993         1992
- -------------------------------------------------------------------
(Dollars in thousands)

Debentures:
  Sinking Fund 8.75% due 2017                 $ 95,000     $ 95,000

  Notes:
  8.95% to 9.50% medium-term notes due
    1995, noncallable                           84,000       84,000
  8.17% to 8.97% medium-term notes due
    1996, noncallable                           65,750       65,750
  7.043% to 9.79% medium-term notes due
    1997, noncallable                           57,500       57,500
  8.11% to 9.35% medium-term notes due
    1998, noncallable                           13,000       13,000
  8.83% to 8.90% medium-term notes due
    1999, noncallable                           70,000       70,000
  8.32% to 9.99% medium-term notes due
    2000 to 2022, noncallable                  177,500      177,500
  10.00% medium-term notes due 2021,
    callable at par in 2001                     25,000       25,000
Other                                            1,518        1,570
- -------------------------------------------------------------------
TOTAL                                         $589,268     $589,320
===================================================================

Aggregate maturities of long-term debt in each of the following years are:
1994--none; 1995--$84,000,000; 1996--$65,750,000; 1997--$57,500,000 and
1998--$13,000,000.

DEBENTURES
The 8.75 percent Sinking Fund Debentures are subject to an annual sinking fund beginning in 1998 and to a 10-year refunding provision, which may be reduced to the extent that the debentures are acquired through early redemption provisions or on the open market.

REVOLVING CREDIT FACILITY AGREEMENTS
The Company entered into a Revolving Credit Facility Agreement, with various domestic and international banks, effective June 19, 1992, having an initial three-year term. As provided for in the agreement, the term was extended by one year with a remaining one-year extension at the end of the second year of the agreement. The agreement provides for an aggregate principal amount of $300,000,000 in unsecured borrowings with a facility fee of .225 percent per annum based on the commitment at the time, regardless of usage, and on the Company's ratings on senior debt. The facility enables the Company to borrow on a standby basis and under competitive bid procedures. The loans bear interest based on one of the following options: fixed rates determined by the participating banks; the London Interbank Offered Rate ("LIBOR") adjusted for a margin; LIBOR plus a margin of .25 percent; an adjusted certificate of deposit rate plus a margin of .375 percent; or the higher of the base commercial lending rate or federal funds plus .50 percent. The above margins are based on the Company's ratings on senior debt. There have been no borrowings under this agreement.

  The Company entered into a short-term committed revolving credit facility effective October 12, 1993 having an initial 364 day term that may be renewed annually. The unsecured agreement provides for an aggregate principal amount of $100,000,000 with a facility fee of .10 percent per annum on the daily average balance. The borrowings bear interest based upon one of the following options: higher of federal funds plus .25 percent or the base commercial lending rate; LIBOR plus .225 percent; or an adjusted certificate of deposit rate plus .35 percent. There have been no borrowings under this facility.

SYNDICATED CREDIT FACILITY AGREEMENT
The Company entered into a five-year Syndicated Credit Facility Agreement, with various international banks, effective August 21, 1990. The agreement provides for an aggregate principal amount of $450,000,000 in unsecured borrowings with an annual commitment fee of .10 percent on the average daily unused commitment, and a facility fee of .025 percent per annum based on the commitment at the time regardless of usage. The facility enables the Company to borrow on a standby basis and under competitive bid procedures. The loans bear interest based on one of the following options: fixed rates determined by the domestic offices of the participating banks; LIBOR adjusted for a margin; LIBOR plus .20 percent; or the greater of federal funds plus .125 percent or the base commercial lending rate. There have been no borrowings under this agreement.

REVOLVING CREDIT AGREEMENTS
First Deposit Corporation and subsidiaries maintain revolving credit agreements with various banks, borrowings under which are secured by a portion of its consumer loan portfolio. At December 31, 1993, the agreements provide for an aggregate principal amount of $400,000,000, with an annual commitment fee of .375 percent on the average daily unused amount. Revolving credit loans under the agreement bear interest based on one of the following options: greater of the federal funds rate plus .50 percent or the prime interest rate; the Eurodollar interest rate plus .375 percent; or the adjusted certificate of deposit interest rate of the participating banks plus .50 percent. The agreements expire January 17, 1995, and are renewable annually until January 17, 1997. At December 31, 1993, outstanding borrowings of $175,000,000 were collateralized by consumer loans having unpaid balances of $865,458,000.


NOTE I -- SHAREHOLDERS' EQUITY AND RESTRICTIONS

COMMON STOCK SPLIT
On February 17, 1993, the Board of Directors declared a two-for-one split of the Company's common stock effected in the form of a stock dividend. The stock dividend was payable on April 30, 1993, to holders of record on April 15, 1993.

PREFERRED STOCK
On November 14, 1991, the Company issued 1,918,200 shares of Series J, Junior Noncumulative Convertible Preferred Stock, par value $5, in connection with the acquisition of Durham Corporation (see Note B). The dividend rate was $4 annually, payable quarterly. Effective June 16, 1993, each outstanding share of Series J preferred stock was exchanged for 5.55 shares of the Company's common stock and all rights of the holders of Series J preferred stock, including the right to receive dividends, were terminated.
  Preferred Stock also includes 1,000,000 shares of Series F, Adjustable Rate Cumulative Preferred Stock, par value $5, issued at $100 per share. The dividend rate is set quarterly at an annualized rate of 1.85 percent less than the highest of the U.S. Treasury three-month, 10-year or 20-year maturity rates, which rate may not be less than 6.75 percent nor greater than 14.0 percent. The preferred stock is redeemable, in whole or in part, at the option of the Company at a price of $100 per share. On January 28, 1994, the Company announced plans to redeem the preferred stock for cash at face value, effective March 2, 1994.

SHAREHOLDER RIGHTS PLAN
The Company adopted in 1987 a Shareholder Rights Plan designed to deter those takeover initiatives not in the best interest of its shareholders. Under the Plan, as amended on November 4, 1992, a Common Share Purchase Right (Right) with an exercise price of $75 is attached to each outstanding share of the Company's common stock. The Rights detach and become exercisable when any person or group acquires 20 percent or more (or announces a tender offer for 20 percent or more) of the Company's common stock, at which time each Right (other than those held by the acquiring company) will entitle the holder to purchase that number of shares of common stock of the Company with a market value of two times the exercise price. If the Company is acquired in a merger or other business combination or 50 percent or more of its consolidated assets or earning power are sold, each Right will entitle the holder to purchase that number of shares of stock of the acquiring company at the exercise price having a market value of two times that price.
  The Rights, which expire December 15, 1999, are redeemable by action of the Board of Directors at a price of $.01 per Right at any time prior to their becoming exercisable.

STATUTORY LIMITATIONS ON SUBSIDIARY DIVIDENDS
The Company's insurance subsidiaries are subject to limitations on the payment of dividends to it. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (and with respect to life and health subsidiaries in the state of Missouri, in excess of the greater of): (a) 10 percent of the insurance subsidiaries' statutory shareholders' equity as of the preceding December 31; or (b) the insurance subsidiaries' statutory gain from operations for the preceding year. The banking subsidiaries' payment of dividends are restricted by certain net worth requirements, and these subsidiaries were in compliance with those requirements at December 31, 1993.
  A comparison of subsidiaries' statutory net income and consolidated GAAP net income is shown below. Statutory shareholders' equity for the insurance subsidiaries consisted of capital and surplus of $43,567,000 and $1,203,819,000, respectively, in 1993 and $43,567,000 and $1,095,597,000, respectively, in 1992.
In converting to GAAP, typical adjustments to insurance statutory amounts include: (a) costs of acquiring new policies are deferred and amortized over the premium-paying period or in relation to the incidence of expected gross profits;
(b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; (c) deferred income taxes are provided; (d) acquisitions accounted for as purchases recognize the fair value of assets and liabilities acquired; (e) statutory non-admitted assets are restored for GAAP; and (f) for banking, the direct costs of acquiring consumer loans are deferred and amortized over one year or five years, depending on the product.


Year Ended December 31                         1993       1992       1991
- ---------------------------------------------------------------------------
(Dollars in thousands)

Statutory gain from insurance operations:
 Life insurance companies                    $156,202   $112,506   $147,543
 Property and casualty insurance companies      8,662      8,095      4,117
- ---------------------------------------------------------------------------
Total statutory gain from
 insurance operations                         164,864    120,601    151,660
Realized investment gain (loss),
 net of tax                                    (5,553)   (16,901)    26,951
- ---------------------------------------------------------------------------
Total insurance statutory net income          159,311    103,700    178,611
Banking net income                            127,707     68,037     44,355
- ---------------------------------------------------------------------------
TOTAL STATUTORY NET INCOME                   $287,018   $171,737   $222,966
===========================================================================
CONSOLIDATED GAAP NET INCOME                 $322,665   $322,496   $250,232
===========================================================================

  The Company believes that contractual and statutory limitations impose no practical restrictions on the Company's dividend and common stock repurchase plans.

NOTE J--COMMITMENTS AND CONTINGENCIES

LEASES
At December 31, 1993, future minimum rental commitments under noncancellable leases aggregated $114,494,000 through 2012 for office space and aggregated $13,279,000 through 1998 for data processing and other equipment. Total payments under these commitments in each of the following years are: 1994--$20,198,000; 1995--$17,742,000; 1996--$15,022,000; 1997--$9,567,000 and 1998--$7,441,000.
The leases contain no significant restrictions or obligations, and capital leases included are not material.

REINSURANCE AND UNDERWRITING RISK
To limit risk, the Company retains no more than $1,000,000 of life insurance and $250,000 of accidental death benefits for any single life. Excess coverages are reinsured externally, and at December 31, 1993, amounted to approximately 6.9 percent of total life insurance in force. The Company would become liable for the reinsured benefits if the reinsurers could not meet their obligations.
     Underwriting standards for individual life policies generally require evidence of insurability. If applications involving substandard risks are accepted, higher premiums are charged or coverage is limited. Other coverages may be written without evidence of insurability, with product design, pricing or other requirements compensating for the higher level of anticipated claims.

LEGAL PROCEEDINGS
In the normal course of business, the Company and its subsidiaries are parties to a number of lawsuits. Management believes that these suits will be resolved with no material financial impact on the Company.

NOTE K -- BENEFIT PLANS
The Company has a defined benefit pension plan covering most of its full-time employees. The plan is non-contributory and provides benefits that are based on employees' years of service and compensation during the last ten years of employment. Employee groups not participating in the defined benefit pension plan are covered by defined contribution retirement or profit sharing plans. In addition, the Company has a thrift savings plan which provides for partial employer matching of participant contributions. The Company and its subsidiaries also provide certain life insurance and health care benefits, including benefits to eligible retirees. Retiree medical insurance was discontinued for those employees retiring after June 1, 1989.

NOTE L -- STOCK OWNERSHIP AND STOCK OPTION PLANS
In May 1992, the Company adopted the Capital Holding Corporation Stock
Ownership Plan ("the Plan") which provides for the award of up to 3,600,000 shares of the Company's common stock (subject to certain adjustments) on a nonrestricted or restricted basis. Under the Plan, a portion of key employees' incentive awards (and non-employee directors' compensation) may be paid in nonrestricted shares of the Company's common stock and matched with an award of restricted shares. Recipients of all stock awards have the right to vote their respective shares and to receive cash dividends. Nonrestricted stock can be withdrawn after the grant date, subject to forfeiture of the matching restricted shares. Restricted stock cannot be sold or transferred by the recipient prior to the vesting period, which is three years for 50 percent of the shares and six years for the remaining shares. During 1993, there were 77,500 shares issued under the Plan which were nonrestricted and 77,500 shares which were restricted. Unearned compensation under the Plan is recorded as Unearned restricted stock in the Consolidated Statements of Financial Condition and is being amortized over the vesting period.
     The Company has a stock option plan for key employees which authorizes the Board of Directors to grant, before January 1, 1999, options to purchase a total of 4,400,000 shares of common stock and related stock appreciation rights, subject to various terms, at not less than market value. The options granted become exercisable at the rate of one-third per year beginning one year after the date granted, and must be exercised not later than ten years after the grant date. At December 31, 1993, there were 1,548,100 shares available for grant (1992 -- 2,099,400 shares) and options for 1,681,600 shares were exercisable (1992 -- 1,610,500 shares). Plan activity for the most recent three years follows:


                                    Number of    Option Price
                                      Options       Per Share
- -------------------------------------------------------------
Outstanding at January 1, 1991      2,811,462   $ 8.46-$25.50
   Granted                            772,000   $21.75-$26.38
   Exercised                         (616,094)  $ 9.08-$21.50
   Canceled or forfeited             (158,082)  $ 9.82-$23.41
- -------------------------------------------------------------
Outstanding at December 31, 1991    2,809,286   $ 8.46-$26.38
   Granted                            786,440   $28.69-$31.91
   Exercised                         (493,398)  $ 8.46-$21.75
   Canceled or forfeited              (58,748)  $ 9.82-$31.78
- -------------------------------------------------------------
Outstanding at December 31, 1992    3,043,580   $ 9.08-$31.91
   Granted                            698,700   $38.31-$43.06
   Exercised                         (575,577)  $ 9.08-$31.78
   Canceled or forfeited             (162,090)  $10.63-$43.06
- -------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1993    3,004,613   $12.53-$43.06
=============================================================

NOTE M -- SEGMENT INFORMATION
The operations of the Company and its subsidiaries have been classified into five business segments as follows: Agency Group, Direct Response Group, Banking Group, Accumulation and Investment Group and Corporate and Other. These segments reflect the management structure of the organization, and are distinguished by products and/or marketing methods.
     See Business Segment Data, pages 22 and 23, for revenues, income before federal income tax and assets for each of the three years in the period ended December 31, 1993.
     Segment revenues include: premiums and other considerations, including amounts assessed for mortality coverage, contract administration, initiation, or surrender; net investment income; and other income, net.
     Net investment income, on a fully taxable equivalent basis, is allocated to product lines based on policy liabilities and surplus required to support the business. Expenses are charged to pretax segment income (and within business segments to product lines) as incurred, or are allocated on bases considered reasonable; however, other acceptable methods of allocation might produce different results. Net investment income reflects a charge to the product segments and income to corporate for capital employed to support segment business.
     Capital expenditures and depreciation expense are not material and, consequently, are not reported.

                      GRAPHICS APPENDIX

1.      Page 18 of Management's Discussion and Analysis in the
1993 Annual Report contains a stacked bar chart that reflected the operating earnings by each business segment
(excluding Corporate and Other) for the years 1991 through 1993.

2.      Page 19 of Management's Discussion and Analysis in the
1993 Annual Report contains a stacked bar chart that reflected the revenues by business segment for the years 1991 through 1993. Total revenues appear on the top of each bar.

3. Page 24 of Management's Discussion and Analysis in the 1993 Annual Report contains a stacked bar chart that reflected unsecuritized (on-balance-sheet) consumer loans in the Banking Group by category at December 31, 1992 and 1993. Total unsecuritized consumer loans appear on the top of each bar.

4. Page 25 of Management's Discussion and Analysis in the 1993 Annual Report contains a stacked bar chart that reflected banking deposits by category as of December 31, 1992 and 1993. Total banking deposits appear on the top of each bar. The legend contains a further breakdown of CDs of $100,000 or greater by duration.

5. Page 28 of Management's Discussion and Analysis in the 1993 Annual Report contains a pie chart that reflected the percentage of total insurance invested assets by investment type at December 31, 1993. The legend contains the dollar amount of each investment in millions as well as total insurance invested assets.

6. Page 29 of Management's Discussion and Analysis in the 1993 Annual Report contains a pie chart that reflected the percentage of total commercial mortgage loans by property type at December 31, 1993. The legend contains the dollar amount by property type in millions as well as total commercial mortgage loans.

7. Page 29 of Management's Discussion and Analysis in the 1993 Annual Report contains a pie chart that reflected the percentage of total commercial mortgage loans by ACLI defined geographic location at December 31, 1993. The legend contains the dollar amount by region in millions as well as total commercial mortgage loans.

8. Page 30 of Management's Discussion and Analysis in the 1993 Annual Report contains a pie chart that reflected the percentage of total residential mortgage loans by ACLI defined geographic location at December 31, 1993. The legend contains the dollar amount by region in millions as well as total residential mortgage loans.