Form 10-K, Exhibit 13
PROVIDIAN CORP
filed 1995-03-30
CIK 17206

MANAGEMENT'S DISCUSSION
AND ANALYSIS
--------------------------------------------------------------------------------
CONSOLIDATED RESULTS AND ANALYSIS

On May 11, 1994 at the Annual Shareholders' Meeting, the Company changed its name from Capital Holding Corporation to Providian Corporation. The name change is consistent with the strategic direction the Company began pursuing several years ago and communicates the mission of the Company: to help individuals and families enhance their peace of mind and quality of life by providing products and services that help them establish and achieve their financial objectives. Providian is a multi-divisional, integrated operating company providing insurance protection and access to credit and investment services that benefit individual consumers.

  Providian builds and shares capabilities among business segments. After a critical review of the Company's strengths, Providian has identified four core capabilities which give the Company an advantage over its competition. The first capability is targeting market segments which have underserved needs the Company can profitably fulfill. Second is the ability to acquire customers through focused marketing, products and distribution channels which meet customers' needs. Third is the ability to manage relationships with these customers exceedingly well. Profitability management is Providian's fourth core capability, which includes superior risk management, asset/liability management and cost control. Providian's strategy includes building depth in these capabilities and transferring and sharing these capabilities across businesses.

  Providian's 1994 net income was $3.02 per common and common equivalent share (hereinafter called "per common share"), down 3.2 percent from the $3.12 per common share reported in 1993 (down .6 percent from $3.14 in 1992). Net income for 1993 was reduced by a deferred income tax charge of $11.7 million, or $.12 per common share, as a result of the passage of tax legislation on August 10, 1993. Excluding this nonrecurring charge in 1993, net income per common share declined 6.8 percent in 1994. Net income per common share for 1993, excluding the deferred income tax charge, was up 3.2 percent over 1992.

  Net income in 1994 included net realized investment losses (net of related deferred acquisition cost amortization and taxes) of $.73 per common share. These losses resulted from pretax losses of $26.9 million from realized investment and securities transactions, provisions for mortgage loan losses of


SELECTED FINANCIAL DATA
(Amounts in thousands except per common share information)
-----------------------------------------------------------------------------------------------------
Year Ended December 31                                               1994          1993          1992
-----------------------------------------------------------------------------------------------------
Realized investment gain (loss)                               $  (100,348)  $   (20,155)  $     6,477
Total revenues                                                  2,959,064     2,879,026     2,837,629
Cumulative effect of change in accounting principle                     -             -             -
Net income                                                        300,901       322,665       322,496

Total assets                                                  $23,613,359   $22,929,005   $20,588,264
Long-term debt                                                    694,250       589,268       589,320
Preferred stock of consolidated subsidiary                        100,000             -             -
Realized shareholders' equity(a)                                2,466,388     2,475,687     2,220,925
Total shareholders' equity(b)                                   2,121,862     2,492,891     2,185,927
-----------------------------------------------------------------------------------------------------
Per Common Share:
   Operating earnings(c)                                      $      3.75   $      3.32   $      3.18
   Income before cumulative effect of change
     in accounting principle                                         3.02          3.12          3.14
   Cumulative effect of change in accounting principle                  -             -             -
   Net income                                                        3.02          3.12          3.14
   Realized shareholders' equity(a)                                 25.29         23.42         20.92
   Total shareholders' equity(b)                                    21.75         23.59         20.55
   Cash dividends paid                                                .80           .73           .66
   Closing market price                                             30.88         37.13         36.13

Operating return on realized equity(d)                               15.4%         15.0%         16.1%

Common shares outstanding at year end                              97,537       101,426        94,804
Weighted average common and common
  equivalent shares outstanding                                    99,319       101,132       100,531
-----------------------------------------------------------------------------------------------------

(a) Realized shareholders' equity excludes from total shareholders' equity the net unrealized investment gain (loss) component of shareholders' equity.

(b) Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(c) Operating earnings exclude from net income, realized investment gains and losses and related deferred acquisition cost amortization, net of taxes.

(d) Operating return on realized equity is computed as operating earnings less dividends on preferred stock of consolidated subsidiary and dividends for nonconvertible preferred stock, divided by a rolling four quarter average of total shareholders' equity, exclusive of the nonconvertible preferred stock and the net unrealized investment gain (loss) component of shareholders' equity.

--------------------------------------------------------------------------------
$21.0 million, and a $52.4 million nonrecurring first quarter write-off of the impaired investment in a limited partnership. Net income in 1993 and 1992 included net realized investment losses of $.20 and $.04 per common share, respectively.

  Operating earnings applicable to common shareholders (operating earnings less the dividends on preferred stock of consolidated subsidiary and nonconvertible preferred stock) were $3.75 per common share in 1994, up 9.0 percent from $3.44 per common share reported in 1993 after excluding the nonrecurring income tax charge (up 8.2 percent from 1992). Providian Bancorp's outstanding results were the major contributor to the earnings increase in 1994 along with solid improvement at Providian Direct Insurance. Providian's mix of businesses and continued ability to identify and implement profit improvement initiatives has allowed for steady earnings growth in a very difficult interest rate environment.

  Operating return on realized equity was 15.4 percent in 1994, up from 15.0 percent in 1993 (down from 16.1 percent in 1992). The increase in 1994 was primarily attributable to the Company's common stock repurchase program (see separate discussion in the Common Stock Dividend and Market Data

--------------------------------------------------------------------------------
The graph below is a stacked bar chart reflecting the Operating Earnings by each Business Segment (excluding Corporate and Other) for the years ended December 31, 1992 through 1994.

Operating Earnings by Business Segment
(Excluding Corporate and Other)
(Dollars in millions)

                             [GRAPH APPEARS HERE]


Business Segment                           1992   1993   1994
----------------                           ----   ----   ----
Providian Agency Group                    $ 190  $ 194  $ 182
Providian Direct Insurance                   85     98    110
Providian Bancorp                            94    118    150
Providian Capital Management                120    134    137

--------------------------------------------------------------------------------


section) and the 1993 nonrecurring deferred income tax charge, while the reduction in 1993 was primarily attributable to the tax rate change.

--------------------------------------------------------------------------------------------------------------
       1991            1990           1989          1988          1987         1986         1985         1984
--------------------------------------------------------------------------------------------------------------
$   (18,780)     $  (122,799)  $   124,269   $    25,310   $    14,302   $  169,341   $    5,346   $   (6,612)
  2,660,437        2,577,309     2,500,116     2,045,866     1,784,692    1,640,353    1,361,804    1,201,853
          -                -       (56,021)            -             -     (104,069)           -            -
    250,232          166,193       219,687       189,864       178,591      168,945      134,238      116,369

$18,873,028      $16,668,545   $14,970,015   $12,963,268   $10,356,492   $8,295,014   $6,722,165   $5,580,581
    611,245          386,247       330,299       262,574       287,574      192,575      273,705      276,952
          -                -             -             -             -            -            -            -
  1,964,224        1,584,060     1,521,684     1,263,912     1,200,400    1,175,780    1,064,284      977,558
  1,930,924        1,552,515     1,516,269     1,257,549     1,186,468    1,173,485    1,073,963      959,091
--------------------------------------------------------------------------------------------------------------

$      2.89      $      2.57   $      2.23   $      1.91   $      1.66   $     1.63   $     1.26   $     1.10
       2.66             1.70          2.93          2.00          1.74         2.62         1.23         1.04
          -                -          (.62)            -             -        (1.03)           -            -
       2.66             1.70          2.31          2.00          1.74         1.59         1.23         1.04
      18.21            16.01         14.86         12.96         11.66        10.63         9.51         8.68
      17.86            15.66         14.81         12.89         11.51        10.61         9.60         8.50
        .60              .54           .50           .47           .44          .41          .39          .37
      31.81            19.56         26.00         16.38         13.50        15.31        14.69        10.75

       16.9%            16.8%         16.5%         15.7%         14.6%         169%        13.8%        13.2%

     92,708           89,568        92,284        89,791        94,385      101,186      101,402      101,092
     90,699           91,821        90,594        91,271        98,410      101,498      101,258      101,678
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The graph below is a stacked bar chart reflecting the Revenues by Business Segment for the years ended December 31, 1992 through 1994. Total revenues appear on the top of each bar.

Revenues by Business Segment
(Dollars in millions)

                             [GRAPH APPEARS HERE]


Business Segment                  1992    1993    1994
----------------                ------  ------  ------
Providian Agency Group          $  727  $  735  $  726
Providian Direct Insurance         651     757     780
Providian Bancorp                  491     540     592
Providian Capital Management       853     833     908
Corporate and Other                116      14     (47)
                                ------  ------  ------
Total Revenues                  $2,838  $2,879  $2,959

--------------------------------------------------------------------------------


Consolidated revenues were $3.0 billion, up 2.8 percent (1993 - $2.9 billion, up
1.5 percent). Consolidated revenues included pretax net realized investment losses of $100.3 million and $20.2 million in 1994 and 1993, respectively (1992
- gains of $6.5 million). Revenues, as discussed hereinafter, exclude realized investment gains and losses. Revenues on this basis were $3.1 billion, up 5.5 percent (1993 - $2.9 billion, up 2.4 percent). Revenue growth of $160.2 million in 1994 was primarily due to higher yields and deposit growth at Providian Capital Management and an increase in fee income from servicing securitized consumer loans at Providian Bancorp.

RESULTS BY BUSINESS SEGMENT

PROVIDIAN AGENCY GROUP

Description

Providian Agency Group (PAG), markets traditional and interest-sensitive individual life and health insurance products through home service representatives of PAG's principal operating subsidiaries, including Commonwealth Life Insurance Company (Commonwealth Insurance), Peoples Security Life Insurance Company (Peoples Security Insurance) and Capital Security Life Insurance Company. PAG is committed to meeting the insurance needs of lower and middle income families, primarily in the Southeastern and mid-Atlantic states. In addition, PAG leverages its insurance capabilities by marketing insurance products in partnership with several third-party insurance and marketing organizations.

Profit Drivers

Premium growth, interest spreads, spending levels and underwriting margins are key drivers of PAG's profitability. Premium growth is driven by three important factors: the number and retention of agents in the field, agent productivity and policy persistency. In addition, acquisitions can be a source of PAG's growth, as they have been in the past. The individual life insurance business is a mature market in which first year premiums are expected to grow slowly as the primary insurance-buying population is expected to decrease slightly over the next several years. However, PAG has provided a strong, reliable profit stream for the Company and will continue to do so by focusing on the identified profit drivers.

Results

PAG pretax earnings were $182.0 million, down 6.0 percent from $193.7 million in 1993, primarily due to lower interest spreads and lower earnings on certain marketing partnerships. These factors were partially offset by reduced operating costs, reflecting PAG's commitment to cost containment measures. Management continues to introduce field management and profit improvement initiatives to enhance performance, including the actions taken in fourth quarter 1994 to reduce home office staff by over eight percent. Pretax earnings in 1993 were up
1.8 percent from 1992, primarily due to improved life earnings. Life pretax earnings, which account for more than 98 percent of PAG's 1994 income, were $179.0 million, down 3.6 percent from $185.6 million in 1993 (up 1.4 percent from $183.1 million in 1992) for the same reasons noted above. Life profit margins, defined as pretax earnings as a percent of mean policyholder reserves, were 7.8 percent compared with the 1993 margin of 8.4 percent, reflecting the reduced interest spreads and lower marketing partnership earnings, partially offset by favorable spending. The decrease in 1993 from 8.6 percent in 1992 was the result of tighter interest spreads and unfavorable claims experience.

  Revenues were $726.3 million, down 1.2 percent from 1993 ($734.8 million, up
1.1 percent from 1992), reflecting declining investment yields and certain terminated marketing partnerships, partially offset by life premium growth. The growth in 1993 was primarily due to growth in life premium income, partially offset by lower investment and other income. Life premium income of $347.8 million increased 1.0 percent from 1993 ($344.4 million, up 3.7 percent), primarily due to continued improvement in the persistency of policies in force. Life sales in 1994 decreased by 10.9 percent from 1993. A principal factor driving down sales was the reduction in the number of working agents, which was undertaken to increase the volume of business per agent. This action should increase future profitability by reducing subsidies to agents and improving agent retention. In addition to fewer working agents, severe weather in January and February in several areas of PAG's key markets dampened sales.

  Although sales were down in 1994, PAG has been successful in retaining the inforce business. Life termination rates were 14.5 percent in 1994 compared to
16.2 percent in 1993 and 17.2 percent in 1992, reflecting PAG's continued emphasis on improved policy persistency.

--------------------------------------------------------------------------------
[Chart Agency Group Life Termination Rates]


The graph below is a bar chart reflecting Agency Group Life Termination Rates for the years ended December 31, 1992 through 1994.

Agency Group Life Termination Rates

[GRAPH APPEARS HERE]

1992      1993        1994
-----     -----       -----
17.2%     16.2%       14.5%
--------------------------------------------------------------------------------


  Net investment and other income was $286.0 million, down .6 percent from 1993 ($287.6 million, down .9 percent), due to increased bond and mortgage payoffs requiring reinvestment in lower yielding investments, which more than offset PAG's invested asset growth. The decrease in 1993 was primarily due to miscellaneous other income fluctuations.

Outlook

PAG is committed to achieving some very challenging goals to secure success for the home service business. Critical to PAG's future success will be its ability to effectively execute marketing plans and deliver increased premium growth while improving profitability. In order to meet these goals, each agent must achieve successful sales growth, persistency and career progress. PAG is concentrating on building superb management throughout its marketing organization, pinpointing what is needed to achieve the required levels of performance and insuring that the right operating programs are in place to accomplish its objectives. In addition, PAG has targeted lower operating costs and improved underwriting margins as critical elements necessary to improve overall profit margins and earnings growth. PAG will continue to focus on reducing its field and home office costs by streamlining processes and service automation and by leveraging off the capabilities of the other businesses.

PROVIDIAN DIRECT INSURANCE

Description

Providian Direct Insurance (PDI), formerly Direct Response Group, markets life, health and personal lines property and casualty insurance to individuals directly and through third-party organizations primarily using television, direct mail and telephone. PDI also markets its products through an agency field force to active duty military service personnel, and through selected Providian Agency Group home service representatives for property and casualty coverages. Marketing partnerships with third-party organizations also provide PDI with additional customer relationships and distribution channels. In 1993, PDI acquired Academy Insurance Group, which has the endorsement of the Non Commissioned Officers Association (NCOA), providing its agents/counselors with preferred access to military personnel.

Profit Drivers

The more significant profit drivers for PDI's business include the overall level of sales and persistency as well as claims and operating expense management. PDI's practice is to continually design profitability into its products through its underwriting and rate structuring activities, while actively managing its markets. This approach includes first looking for high-potential markets and then identifying the types of products that can profitably serve needs present in those markets.

Results

PDI delivered solid performance in 1994, with several factors contributing strongly to the overall increase in revenues and pretax income. Focus on the sales process to improve market selection, testing and customer management has resulted in increased sales. Persistency has improved through efforts such as moving customers from monthly billing statements to automated payment methods and proactive phone calls to reduce lapsation. PDI continues to pursue activities such as premium rate increases that were implemented for a large portion of business in 1994. On the cost management level, PDI eliminated some underperforming programs during the year as a means of creating operating efficiencies and has implemented technology solutions to enable more efficient customer identification, contact and service. Additionally, marketing materials were redesigned, resulting in lower acquisition costs.

  Pretax earnings in 1994 were up $12.2 million (12.4 percent) to $110.0 million, reflecting a strong focus on profit improvement initiatives, including premium rate increases for several life and health products, an ongoing emphasis on persistency improvement and cost management, and a 1993 loss on discontinued businesses. Pretax earnings in 1993 were $97.9 million, up $13.4 million (15.8 percent) due primarily to the benefit from the Academy acquisition.

  Life pretax earnings in 1994 were up $8.0 million (14.1 percent) to $64.5 million, principally due to reduced spending and increased premium volume resulting from improved persistency and rate increases. Life pretax earnings in 1993 were up $16.1 million, reflecting the positive impact of the Academy acquisition partially offset by unfavorable mortality. Life profit margins (defined as pretax earnings as a percent of premium income) were 21.0 percent, up from the 1993 margin of 18.9 percent, reflecting lower expenses. The increase over the 1992 margin of 17.2 percent reflects the higher margins from the Academy business.

  Health pretax earnings were down $4.0 million, or 8.8 percent, to $41.8 million due to lower premium volume partially offset by lower spending. In 1993, health earnings were up $2.6 million (6.0 percent) to $45.8 million due to the Academy acquisition and favorable claims experience, offset by lower

BUSINESS SEGMENT DATA
(Dollars in thousands)

=======================================================================================================================
Year Ended December 31                       1994          1993          1992          1991          1990          1989
-----------------------------------------------------------------------------------------------------------------------
Premiums and Other Considerations:
Providian Agency Group
Life                                  $   347,778   $   344,392   $   332,028   $   281,043   $   267,271   $   240,438
Health                                     62,417        65,472        64,656        60,734        57,722        47,888
Other product lines                        30,118        37,309        40,187        31,920        28,891        27,940
-----------------------------------------------------------------------------------------------------------------------
Total Providian Agency Group              440,313       447,173       436,871       373,697       353,884       316,266

Providian Direct Insurance
Life                                      307,587       298,897       234,967       222,414       205,894       197,409
Health                                    186,135       197,957       183,157       194,540       198,658       182,089
Property and casualty                     176,479       143,781       140,024       142,561       135,327       174,149
Other product lines                         6,412         7,107         8,567         8,681         9,952        10,893
-----------------------------------------------------------------------------------------------------------------------
Total Providian Direct Insurance          676,613       647,742       566,715       568,196       549,831       564,540

Providian Capital Management               24,658        71,127       110,108        86,118       258,705       135,656

Corporate and Other                          (396)        1,642        76,331        27,994         9,049        10,482
-----------------------------------------------------------------------------------------------------------------------
Consolidated Premiums
and Other Considerations              $ 1,141,188   $ 1,167,684   $ 1,190,025   $ 1,056,005   $ 1,171,469   $ 1,026,944
-----------------------------------------------------------------------------------------------------------------------

Revenues:
Providian Agency Group
Life                                  $   601,622   $   596,112   $   583,928   $   497,801   $   464,693   $   425,692
Health                                     71,757        74,646        74,095        69,337        66,584        54,259
Other product lines                        52,966        64,049        68,986        56,199        50,400        48,180
-----------------------------------------------------------------------------------------------------------------------
Total Providian Agency Group              726,345       734,807       727,009       623,337       581,677       528,131

Providian Direct Insurance
Life                                      374,013       362,571       273,969       260,464       245,291       235,558
Health                                    200,191       212,074       197,790       209,655       214,504       196,862
Property and casualty                     194,905       161,052       158,603       160,652       153,719       191,708
Other product lines                        10,630        21,489        20,489        20,023        24,124        24,363
-----------------------------------------------------------------------------------------------------------------------
Total Providian Direct Insurance          779,739       757,186       650,851       650,794       637,638       648,491

Providian Bancorp                         591,649       539,932       491,028       440,737       384,498       341,965

Providian Capital Management              908,101       832,768       852,550       913,532     1,077,827       836,243

Corporate and Other
Other                                      53,578        34,488       109,714        50,817        18,468        21,017
Realized investment gain (loss)          (100,348)      (20,155)        6,477       (18,780)     (122,799)      124,269
-----------------------------------------------------------------------------------------------------------------------
Total Corporate and Other                 (46,770)       14,333       116,191        32,037      (104,331)      145,286
-----------------------------------------------------------------------------------------------------------------------
Consolidated Revenues                 $ 2,959,064   $ 2,879,026   $ 2,837,629   $ 2,660,437   $ 2,577,309   $ 2,500,116
-----------------------------------------------------------------------------------------------------------------------


Business Segment Data
(Dollars in thousands)

-----------------------------------------------------------------------------------------------------------------------
Year Ended December 31                       1994          1993          1992          1991          1990          1989
-----------------------------------------------------------------------------------------------------------------------
Income before Federal Income Tax
 and Cumulative Effect Adjustment:
Providian Agency Group
  Life                                $   179,004   $   185,644   $   183,112   $   168,350   $   157,805   $   139,728
  Health                                    4,087         3,936         2,579         1,232         3,124         3,837
  Other product lines                      (1,044)        4,083         4,521         3,370         4,618         2,291
-----------------------------------------------------------------------------------------------------------------------
Total Providian Agency Group              182,047       193,663       190,212       172,952       165,547       145,856

Providian Direct Insurance
  Life                                     64,471        56,494        40,384        38,409        29,725        24,816
  Health                                   41,769        45,783        43,183        35,329        38,567        35,468
  Property and casualty                    10,156         8,202         6,608         1,244        (6,949)        3,275
  Other product lines                      (6,387)      (12,621)       (5,673)       (4,262)       (1,127)       (2,151)
-----------------------------------------------------------------------------------------------------------------------
Total Providian Direct Insurance          110,009        97,858        84,502        70,720        60,216        61,408

Providian Bancorp                         150,021       117,720        93,502        73,231        57,315        34,101

Providian Capital Management              136,602       134,085       120,142       112,242        95,974        81,438

Corporate and Other
  Other                                   (32,035)      (34,375)      (32,493)      (56,334)      (46,802)      (44,241)
  Realized investment gain (loss),
   net of related amortization           (106,172)      (21,893)       (3,838)      (26,875)     (107,538)      105,965
-----------------------------------------------------------------------------------------------------------------------
Total Corporate and Other                (138,207)      (56,268)      (36,331)      (83,209)     (154,340)       61,724
-----------------------------------------------------------------------------------------------------------------------
Consolidated Income before
Federal Income Tax and
 Cumulative Effect Adjustment         $   440,472   $   487,058   $   452,027   $   345,936   $   224,712   $   384,527
-----------------------------------------------------------------------------------------------------------------------

Assets:
Providian Agency Group                $ 4,281,469   $ 4,271,842   $ 4,169,153   $ 3,998,386   $ 3,262,556   $ 3,127,954

Providian Direct Insurance              1,994,379     1,963,246     1,615,368     1,534,870     1,577,952     1,535,661

Providian Bancorp                       2,618,429     2,211,537     2,136,624     2,033,834     1,582,040     1,550,900

Providian Capital Management           13,683,501    13,068,453    11,405,996    10,164,266     9,480,402     7,958,866

Corporate and Other                     1,035,581     1,413,927     1,261,123     1,141,672       765,595       796,634
-----------------------------------------------------------------------------------------------------------------------
Consolidated Assets                   $23,613,359   $22,929,005   $20,588,264   $18,873,028   $16,668,545   $14,970,015
-----------------------------------------------------------------------------------------------------------------------


Business Segment Data

(Dollars in thousands)
==================================================================================================================================
Year Ended December 31                                1994           1993           1992          1991          1990          1989
----------------------------------------------------------------------------------------------------------------------------------

Providian Agency Group:
Life
Pretax earnings                                $   179,004    $   185,644    $   183,112    $  168,350    $  157,805    $  139,728
Mean policyholder reserves                       2,309,013      2,219,099      2,140,303     1,820,377     1,683,739     1,566,388
Margin on mean reserves                                7.8%           8.4%           8.6%          9.2%          9.4%          8.9%

Health
Pretax earnings                                $     4,087    $     3,936    $     2,579    $    1,232    $    3,124    $    3,837
Mean policyholder reserves                          62,417         65,472         64,656        60,734        57,722        47,888
Margin on mean reserves                                6.5%           6.0%           4.0%          2.0%          5.4%          8.0%

Providian Direct Insurance:
Life
Pretax earnings                                $    64,471    $    56,494    $    40,384    $   38,409    $   29,725    $   24,816
Premium income                                     307,587        298,897        234,967       222,414       205,894       197,409
Margin on premium                                     21.0%          18.9%          17.2%         17.3%         14.4%         12.6%

Health
Pretax earnings                                $    41,769    $    45,783    $    43,183    $   35,329    $   38,567    $   35,468
Premium income                                     186,135        197,957        183,157       194,540       198,658       182,089
Margin on premium                                     22.4%          23.1%          23.6%         18.2%         19.4%         19.5%

Property and casualty
Pretax earnings (loss)                         $    10,156    $     8,202    $     6,608    $    1,244    $   (6,949)   $    3,275
Earned premium                                     176,479        143,781        140,024       142,561       135,327       174,149
Loss/LAE ratio                                        80.7%          81.2%          82.8%         86.2%         98.4%         92.3%
Expense ratio                                         24.2           24.8           25.6          26.0          19.3          18.2
Combined ratio                                       104.9          106.0          108.4         112.2         117.7         110.5

Providian Bancorp:
Pretax earnings                                $   150,021    $   117,720    $    93,502    $   73,231    $   57,315    $   34,101
Ending assets                                    2,618,429      2,211,537      2,136,624     2,033,834     1,582,040     1,563,537
Mean assets                                      2,414,983      2,174,082      2,085,229     1,807,937     1,572,789     1,607,240
Margin on mean assets                                  6.2%           5.4%           4.5%          4.1%          3.6%          2.1%

Providian Capital Management:
Spread-based
Pretax earnings                                $   130,709    $   131,276    $   119,172    $  111,662    $   96,073    $   81,066
Institutional policyholder balances              7,417,456      6,635,033      5,792,655     5,354,469     5,319,158     4,261,826
Retail policyholder balances                     5,181,706      5,203,045      4,840,963     4,322,686     3,896,545     3,375,276
Total policyholder balances                     12,599,162     11,838,078     10,633,618     9,677,155     9,215,703     7,637,102
Margin on mean policyholder balances(a)                105            114            117           115           115           117

Fee-based
Pretax earnings (loss)                         $     5,893    $     2,809    $       970    $      580    $      (99)   $      372
Institutional policyholder balances(b)           8,498,367      4,439,494      1,457,614        70,299            --            --
Retail policyholder balances                     1,012,452        816,681        410,425       175,873        47,976        51,479
Total policyholder balances                      9,510,819      5,256,175      1,868,039       246,172        47,976        51,479
----------------------------------------------------------------------------------------------------------------------------------

(a) Margin on mean spread-based policyholder balances is presented in basis points.

(b) Fee-based institutional policyholder balances are off-balance sheet.

premium income on other health business. Health profit margins (defined as pretax earnings as a percent of premium income) were 22.4 percent, down from
23.1 percent in 1993 due to higher benefits and commissions offset by reduced spending.

   Property and casualty pretax earnings were $10.2 million, up 23.8 percent from $8.2 million in 1993, primarily due to improved loss experience in the direct response auto business and continued cost containment efforts. The increased property and casualty earnings in 1993 reflect lower catastrophic losses and expense levels. The combined ratio (the primary profit measure for the property and casualty business) represents the relationship of losses and expenses to premiums. This ratio continues to show a positive trend at 104.9 percent in 1994, improved from 106.0 percent in 1993 and 108.4 percent in 1992. Property and casualty results continue to be favorably impacted by initiatives to re-underwrite existing contracts and reprice new business, as well as by ongoing risk management.

   Revenues in 1994 were $779.7 million, up $22.6 million or 3.0 percent from 1993, reflecting higher property and casualty and life premium income. Total sales increased 21.4 percent in 1994 to $117.8 million from $97.1 million in 1993 and $83.4 million in 1992. The 1994 sales increase is a result of improved direct response health sales from value-added product enhancements, strong sales from PDI's partner marketing channel and an expansion of sales from the Skandia customer base. Life premium income grew $8.7 million, or 2.9 percent, to $307.6 million due to normal growth from previous years' sales volume, improved persistency and premium rate increases. Property and casualty premium income increased $32.7 million, or 22.7 percent, to $176.5 million due to increased direct response marketing and the January 1994 acquisition of a block of business from Skandia U.S. Insurance Company, an auto insurer specializing in the active-duty military market. Health premiums declined due to low 1993 sales and continued lapsation of the core business, despite an improvement in 1994 sales and in first year and renewal persistency.

--------------------------------------------------------------------------------
[CHART-PDI NEW PAID ANNUALIZED PREMIUMS (SALES)]

The graph below is a stacked bar chart reflecting the Providian Direct Insurance New Paid Annualized Premiums (Sales) by category for the years 1992 through 1994. Total sales appear on the top of each bar.


PDI New Paid Annualized Premiums (Sales)
(Dollars in millions)

                             [GRAPH APPEARS HERE]

Category                        1992   1993   1994
--------                        -----  -----  -----
Life                            $  49  $  60  $  56
Health                             23     19     32
Property & Casualty                11     18     30
                                -----  -----  -----
Total                           $  83  $  97  $ 118

--------------------------------------------------------------------------------


Outlook

The direct response market continues to grow faster than the industry overall, and PDI plans to participate significantly in this growth by remaining focused on its markets. Over the past year, PDI has improved its execution of the strategies necessary to produce continued sales and earnings growth. In 1995 and beyond, PDI will improve profitability by applying the engineering approach, originally developed at Providian Bancorp. This approach focuses on making improvements in three major areas: customer targeting, customer acquisition and customer profitability management. PDI will also continue to develop and distribute fee-based products to provide additional value-added services to customers.

PROVIDIAN BANCORP

Description

Providian Bancorp (Bancorp) formerly Banking Group, markets consumer loans, deposit products and other banking services, using mail, telephone and other direct response channels. Consumer loans include unsecured credit cards, unsecured revolving lines, revolving home equity loans, installment loans for insurance premium financing and a credit card secured by an interest-bearing savings account. In addition to lending products, Bancorp markets money market deposit accounts to retail customers and certificates of deposit to both retail and institutional customers. Bancorp has also expanded its profitability through cross-selling to existing customers various fee-based strategic protection products and services such as Credit Protection, Home Protection, First Health AdvantageSM and DriveProSM.

Profit Drivers

Key profit drivers for Bancorp's spread-based businesses are portfolio asset growth, pricing (rates offered to borrowers), the level of credit losses and market selectivity (the cost to acquire customers). While cost of funds is also considered an important profit driver for most financial institutions, Bancorp limits its exposure to changes in interest rates through various asset/liability management strategies (see separate discussion later in this section). As a result of these strategies and the resulting relatively stable cost of funds, the previously mentioned profit drivers have a much stronger influence on the profitability of the spread-based businesses than cost of funds. Key profit drivers for Bancorp's fee-based businesses include the number of customer relationships, pricing, servicing costs, market selectivity and persistency. By providing value to the customer, Bancorp's strategy is to profitably build sustainable, long-term customer relationships generating both spread- and fee-based income.

Results

Bancorp had another outstanding year in 1994, with pretax earnings increasing 27.4 percent to $150.0 million, compared with a 25.9 percent increase in 1993 to $117.7 million. The increases in both years were due primarily to growth in the number of consumer receivable accounts and balances, higher fee-based income, improved credit loss ratios and strong net interest margins, partially offset by higher expenses due to growth in business volume and a reduction in 1994 in the deferral of acquisition costs. In 1993, the favorable factors were partially offset by an approximate $19 million impact of increased acquisition cost amortization due to the adoption of a new accounting rule requiring amortization of acquisition costs for certain loan types over a much shorter time period than Bancorp was previously utilizing. Revenues of $591.6 million were up 9.6 percent from 1993 ($539.9 million, up 10.0 percent from 1992) due primarily to increased fee-based income.

   Total assets under management (including $2.4 billion of securitized receivables - see discussion which follows on Bancorp's securitization program) were $5.0 billion compared to $4.2 billion in 1993 (including $2.0 billion of securitized receivables). First Gold(R) credit card balances more than doubled to $590.7 million and Secured Card product (First VISA(R) Classic) balances grew
92.2 percent to $103.8 million. Balances for Select Equity(R), Bancorp's home equity loan product, grew 48.8 percent to $465.0 million at the end of 1994.

   Bancorp's pretax return on mean assets was 6.2 percent compared to 5.4 percent for 1993 and 4.5 percent for 1992 due to improved net credit losses and higher fee income from servicing securitized consumer loans, reflecting growth in average securitized balances. Fees from these services were $206.8 million in 1994, $172.8 million in 1993 and $140.3 million in 1992. Other income includes fees from strategic protection products, transaction processing and other services. Income from these sources was: $62.9 million in 1994, $50.3 million in 1993 and $26.6 million in 1992.

--------------------------------------------------------------------------------
The graph below is a stacked bar chart reflecting Providian Bancorp Unsecuritized (on-balance sheet)Consumer Loans by category at December 31, 1993 and 1994. Total unsecuritized consumer loans appear on the top of each bar.

Bancorp Unsecuritized Consumer Loans
December 31
(Dollars in millions)

                             [GRAPH APPEARS HERE]


Category                                 1993    1994
--------                                ------  ------
Credit Card Receivables                 $1,099  $1,423
Revolving Lines of Credit                  460     445
Equity Lines of Credit and Other           384     478
                                        ------  ------
Total Unsecuritized Consumer loans      $1,943  $2,346

--------------------------------------------------------------------------------


   Loan loss reserves were 4.0 percent of on-balance sheet credit card receivables and consumer line of credit loans, compared to 4.8 percent at the end of 1993. Net credit losses were 3.4 percent of average on-balance sheet outstanding loan balances in 1994 compared to 4.2 percent in 1993. Delinquencies of 30 days or more related to on-balance sheet loans were 2.3 percent, stable compared to 2.2 percent at December 31, 1993 and even with 1992's rate.

   The following table summarizes unsecuritized problem consumer loans, including non-accrual loans and loans past due greater than 30 days:


---------------------------------------------------
December 31                             1994   1993
---------------------------------------------------
(Dollars in millions)

Non-accrual loans                      $ 7.2  $ 8.0
Loans past due greater than 30 days     59.5   45.2
---------------------------------------------------
Total problem consumer loans           $66.7  $53.2
---------------------------------------------------

There are no additional specifically identified loans that represent significant potential problems.

   Bancorp has engaged in non-recourse sales of its consumer loans through securitization since 1989. Securitization, the process of selling a pool of assets to investors, is used by Bancorp as a tool to manage growth within banking regulatory guidelines as well as to manage capital more efficiently and provide an alternative source of funding to support continued business growth. These sales occur on a non-recourse basis, which means the investors cannot look to Bancorp to make up credit losses experienced by the portfolio. Securitized loan balances are removed from the balance sheet for financial and regulatory purposes. Bancorp continues to service the loans and earns fee income generated by the pool in excess of the contractual amounts paid to investors. During 1994, approximately $526 million of consumer loans were securitized through the issuance of a public series from a Master Trust. The Master Trust was created in 1993 to more efficiently securitize consumer loans and to access the public markets. A shelf registration was filed with the Securities and Exchange Commission in 1993 and was amended in 1994 to add $1.0 billion to the registration, bringing the total available to $1.5 billion. Total securitized balances at year end were $2.4 billion.

   The overall objective of Bancorp's asset/liability management process is to provide maximum levels of net interest income, while limiting interest rate and liquidity risk at acceptable levels and facilitating its funding needs. As part of this process, Bancorp monitors and projects changes in the level of assets due to customer activity on outstanding and newly issued products. Projected changes in asset levels are monitored on a daily and weekly basis and are used to determine the level of funding required during a particular period. Bancorp has a policy of monitoring and managing the amount of funding that matures during a particular period (weekly or monthly), as well as managing the level of individual customer concentrations in the portfolio.

   Bancorp structures its deposit maturities to fund current assets and, in the event of securitization of assets, to comply with asset growth restrictions imposed by banking laws. Bancorp accesses funds from a variety of sources with varying interest rate structures and terms, including Federal Deposit Insurance Corporation insured retail money market accounts and certificates of deposit, wholesale certificates of deposit, other short-term borrowings and the asset securitization program. While such funding diversification provides flexibility, continuity and availability of funds at optimal prices, the characteristics of these sources increases the importance of monitoring and maintaining liquidity.


--------------------------------------------------------------------------------

[Chart - Bancorp Banking Deposits]

The graph below is a stacked bar chart reflecting Providian Bancorp Banking Deposits by category as of December 31, 1993 and 1994. Total banking deposits appear on the top of each bar. The legend contains a further breakdown of CDs of $100,000 or greater by duration.

Bancorp Banking Deposits
December 31
(Dollars in millions)

[GRAPH APPEARS HERE]


Category                            1993    1994
--------                           ------  ------
Savings Deposits                   $  364  $  394
Time and CDs less than $100,000       395     519

CDs of $100,000 or greater:

  Duration
  --------
  0-3 Months                          517     443
  3-12 Months                         266     246
  1-5 Years                            11      78
                                   ------  ------
  Total                               794     767
                                   ------  ------
  Total Savings Deposits           $1,553  $1,680
                                   ======  ======


   Bancorp's operations are subject to interest rate risk to the extent that changes in rates could impact its cost of funding and net interest spread. As a result, Bancorp uses interest rate swap and cap agreements to manage this risk associated with the repricing characteristics of its interest earning assets and interest bearing liabilities. These interest rate agreements are used to modify the interest rate characteristics of the underlying asset or liability in order to adjust the interest rate risk to a level deemed appropriate by management. Due to the effective use of these types of interest rate agreements, Bancorp's net interest margin is largely insulated from rapid changes in interest rates, and therefore, is expected to remain relatively stable in the current interest rate environment.

   Bancorp is exposed to counterparty credit risk associated with these derivative financial instruments. These derivatives are traded "over-the-counter" with highly rated, nationally recognized financial institutions and dealers which carry at least investment grade ratings. Additionally, Bancorp manages its exposure to counterparty credit risk by utilizing various highly rated counterparties for its derivative contracts and by closely monitoring and limiting its exposure to each.

Outlook

Bancorp has been successful with its business diversification strategy, and has become a multi-market, multi-product provider of financial services. This business has diversified its sources of earnings with fee income from various protection products and products geared for high volume credit card purchasers, fee- and spread-based income on the Secured Card product and spread-based income from Select Equity(R). Bancorp has also continued to protect and grow its unsecured spread business despite increasing industry competition. This has been accomplished by expanding the Primary Lender strategy to new market segments, while also enhancing customer relationships with strategic protection products and improved value-added services.

   Going forward, Bancorp will continue its focus on achieving growth in assets and income in its traditional consumer loan business, while continuing to diversify into niche markets where it can leverage its capabilities and build on the success of its strategic protection products. Based on these strategies, earnings contributions from non-traditional sources will continue to increase as a percentage of total earnings.

PROVIDIAN CAPITAL MANAGEMENT

Description

Providian Capital Management (PCM), formerly the Accumulation and Investment Group, is responsible for the marketing and management of spread- and fee-based accumulation (investment-type) products issued through the Company's life insurance subsidiaries as well as the management of all insurance-related invested assets. In the asset/liability spread management business, PCM receives deposits from customers, and in most situations, guarantees to return the full principal plus interest at a specified or formula-driven rate. These funds are invested to earn interest, dividends and capital appreciation sufficient to cover guarantees, pay expenses and produce a profit. In the fee-based business however, PCM assumes little, if any, investment risk. Fee-based products provide certain liquidity and withdrawal guarantees or tax advantages to customers, but also generally do not guarantee the performance of underlying assets.

   PCM offers a broad array of financial products to both institutions and individuals, including floating and fixed rate guaranteed investment contracts
(GICs), Trust GICs (synthetic GICs) and separate account products offered to institutional customers, including pension funds, banks, mutual funds and other organizations. These contracts have stated as well as indeterminate maturities. PCM markets retail annuities which include fixed and variable contracts and immediate life annuities (primarily structured settlements) to individuals through banks, securities brokerage firms, financial planners and third-party marketing organizations.

Profit Drivers

The level of PCM's profits are a function of a number of business and economic factors which may change in importance from time to time given market conditions and management's perspective of and tolerance for risk.

   Profits on spread-based products represent the excess of investment earnings over the interest credited on policyholder deposits and related costs. Profits are primarily driven by changes in interest rates, asset and liability growth and mix, credit experience and spending levels. Interest rate exposure is controlled through asset/liability strategies designed to appropriately manage the estimated durations of investments and policyholder deposits (explained on page 27). To control credit risk, PCM maintains strict underwriting standards and emphasizes a diverse investment portfolio. The current asset/liability mix will result in lower spread margins in a rising interest rate environment and higher spread margins in a falling interest rate environment.


--------------------------------------------------------------------------------

[Chart -- PCM Spread- & Fee-Based Products]

The graph below is a stacked bar chart reflecting Providian Capital Management Spread- and Fee-based Products with two bars for the years ended December 31, 1992 through 1994. The Spread- and Fee-based bars for each of the years contains a further breakdown by retail and institutional.

PCM Spread- and Fee-Based Products
December 31
(Dollars in millions)

                             [GRAPH APPEARS HERE]

Category                               1992   1993   1994
--------                              -----  -----  -----
Fee-based products:
  Retail                              $  .4  $  .8  $ 1.0
  Institutional*                        1.5    4.7    8.8
                                      -----  -----  -----
  Total Fee-based products            $ 1.9  $ 5.5  $ 9.8
Spread-based products:
  Retail                              $ 4.8  $ 5.2  $ 5.2
  Institutional                         5.8    6.6    7.4
                                      -----  -----  -----
  Total Spread-based products         $10.6  $11.8  $12.6

* - Institutional fee-based products are off-balance sheet.
--------------------------------------------------------------------------------


   In order to mitigate the risks and profit variability in spread-based products, PCM is strategically moving toward fee-based products and retail spread business. Profits for these products will be driven by PCM's ability to continue to aggressively grow fee-based products, maintain fee income margins, achieve economies of scale and control operating costs.

Results

PCM pretax earnings were $136.6 million for the year, up 1.9 percent from $134.1 million in 1993. Earnings improved over 1993 due to the impact of higher volumes of spread- and fee-based products, higher yields on invested assets and the absence of the one-time reverse mortgage shut down costs experienced in 1993. Offsetting these results were higher credited rates on policyholder deposits. The growth in earnings of 11.6 percent in 1993 was due to the decline in interest rates credited to policyholders, growth in spread- and fee-based deposits and a decline in provisions for estimated state insurance guaranty fund assessments. These positive factors were partially offset by lower yields on invested assets, higher expense levels and accelerated amortization of retail acquisition costs. Revenues were $908.1 million in 1994, an increase of 9.0 percent, reflecting higher fee-based sales and investment income, partially offset by lower life annuity sales (1993 - $832.8 million, down 2.3 percent from 1992, primarily due to lower life annuity sales).

   Mean spread-based deposits grew $1.0 billion or 8.7 percent in 1994 (1993 - up 12.9 percent). Profit margins (defined as the ratio of pretax earnings to mean spread-based deposits) were 105 basis points, down from 114 basis points in 1993 and 117 basis points in 1992, due to the negative impact of higher interest rates throughout 1994 and the flattening of the yield curve. In 1993 and 1992, PCM benefited from low short-term rates and a steep, positively sloped yield curve.

   Spread- and fee-based deposits grew $956.9 million to $13.6 billion in 1994 (1993 growth was $1.6 billion). Growth in 1994 was due primarily to continued strong institutional gains of $782.4 million compared to $842.4 million in 1993, despite the decision to terminate $522.6 million of certain long-indexed GIC contracts as their cost of funds was high relative to other products. Retail spread-based deposits decreased by $21.3 million, due to lower sales and higher withdrawals resulting from PCM's conservative crediting rate strategy and the absence of surrender charges on a higher percentage of policies. In 1994, fee-based variable annuities increased $195.8 million to $1.0 billion. In 1993, retail spread-based deposits increased $362.1 million and fee-based variable annuities grew $406.3 million. Additionally in 1994, Trust GIC, which is not reflected as a deposit on the balance sheet, continued to benefit from customer demand as balances grew $4.1 billion to $8.5 billion at year end 1994 (1993 growth was $3.0 billion).

The table below shows PCM's policyholder deposits and its other fee-based products:


December 31                                    1994     1993
                                              -------  -------
(Dollars in millions)

Benefit reserves -
  Deferred and immediate annuities and
  single premium life business                $ 5,178  $ 5,197
Policyholder contract deposits -
  Fixed rate, long- and short-indexed GICs
  and total return GICs                         7,422    6,641
Separate account liabilities -
  variable annuities                            1,012      817
                                              -------  -------
Total policyholder deposits reported
  on the balance sheet                         13,612   12,655
  Trust GIC and other fee-based products        8,836    4,692
                                              -------  -------
Total                                         $22,448  $17,347
                                              =======  =======

Outlook

The retirement savings market is growing very rapidly due to the maturing population and the shifting of the retirement decision-making process from corporations to individuals. PCM's chosen segments of that market, the defined contribution and retirement annuity segments, are growing even more rapidly. PCM, with its diverse business serving different customers and different market segments using various distribution channels, is positioned to capitalize on this market growth. As a result of a corporate strategy review concluded late in 1994, PCM will focus on developing its retail spread- and fee-based businesses and its institutional fee-based business while prospectively maintaining institutional spread-based balances at year end 1994 levels.

   Due to the decision to limit the growth of the institutional spread-based business and the increased interest rates over the last several months of 1994 which resulted in higher credited rates and subjected certain groups of adjustable rate mortgages to annual interest rate caps, total PCM earnings are expected to decline somewhat in 1995. However, the strategic move toward fee-based products should reduce interest rate sensitivity and earnings volatility over time. Additionally, PCM will use its product engineering expertise to remain a leading, customer-driven product innovator in the industry.

CORPORATE AND OTHER

Corporate and Other includes activities of a general corporate nature such as debt service, intersegment eliminations, an allocation of net investment income for the capital allocated to business segments, realized investment gains and losses, intercompany service fees and real estate development activities. This category also includes the results of developing businesses that have not yet been integrated into Providian's other business segments.

   Corporate and Other pretax loss, excluding realized investment gains and losses, was $32.0 million in 1994, down from $34.4 million in 1993. The variance was primarily influenced by higher net investment income on capital invested in the business segments, partially offset by higher corporate expenses and higher interest expense on corporate debt due to the issuance of additional medium-term notes in 1994. The decline in revenues and expenses in 1993 compared to 1992 is due to the Durham Life Insurance group and credit business, which was included in the Corporate segment. The Durham credit business was sold effective July 1, 1992 and the group business was reinsured, effective January 1, 1993.

ASSET/LIABILITY MANAGEMENT

In both the Company's insurance and banking operations, asset/liability management represents a key element of the Company's overall risk management program. The following discussion addresses the integrated management of assets and liabilities, along with the use of derivative financial instruments, related to the insurance operations managed by PCM. The management process for banking operations is discussed separately under the Providian Bancorp section. The asset/liability management process focuses on a variety of risks, including market risk (primarily interest rate risk) and credit risk. Effective management of these risks is an important determinant of profit levels and volatility.

   The Company manages interest rate risk by employing a variety of modeling techniques to estimate the duration of both assets and liabilities and then managing the net duration position within a range considered appropriate. Duration is a key portfolio management tool and is measured for both assets and liabilities. For the simplest forms of assets or liabilities, duration is proportional to their weighted average life, with weights equal to the discounted present value of estimated cash flows. This methodology causes near-term cash flows to have greater proportional weight than cash flows further in the future. For more complex assets and liabilities with optional cash flows, for example, callable bonds, mortgage-backed securities or insurance liabilities, additional adjustments are made in estimating an effective duration number.

   The net duration level represents the difference between the estimated durations of policy liabilities and those of an equal amount of assets which support those liabilities. Net duration levels are adjusted throughout the year to reflect changing business and economic conditions. Generally, the Company's asset durations are longer than its liability durations. At December 31, 1994, the Company's asset durations were longer than liability durations by approximately .9 years. The Company manages net duration levels within an acceptable range by changing the nature of underlying assets or liabilities in the portfolio and through the use of derivatives. During 1994, net duration levels averaged 1.1 years. The calculation of the estimated net duration level is very subjective in nature. Additionally, there is no generally accepted method of calculating the duration of liabilities, and others might have estimated durations differently. Accordingly, net duration levels among companies may not be comparable.

   The Company manages interest rate risk by employing various derivative programs, among other techniques, that adjust the overall net duration level or which modify the interest rate characteristics of the underlying assets or liabilities. The Company's major programs include the use of interest rate swaps (including basis swaps) and exchange-traded futures contracts. Interest rate swaps generally involve the exchange of fixed and floating rate interest payments on an underlying notional amount. Basis swaps involve the exchange of one floating interest rate payment for another floating interest rate payment determined from different floating rate indexes. Futures are contracts which call for the future delivery of securities in which the seller agrees to deliver on a specified date, a specified instrument at a specified price. The Company historically has used interest rate swaps to convert fixed rate GICs to floating rate contracts, to reduce the volatility on shareholders' equity caused by changes in the market value of actively managed debt securities as a result of interest rate movements, to adjust the net duration level of the overall portfolio and to reduce basis risk by exchanging floating interest rate payments utilizing an index that better correlates with the underlying assets and liabilities. Additionally, the Company uses futures contracts to adjust the net duration level of the overall portfolio.

   The Company is exposed to credit risk, which is defined as the risk that a loss will occur due to a borrower or swap counterparty defaulting on a loan or swap contract when the contract is in a favorable economic position to the Company. The Company manages such risk through a stringent ongoing credit review, approval and monitoring process. Master netting agreements are entered into with swap counterparties to reduce the Company's exposure to credit risk with the individual counterparty. Credit limits are established for each borrower and swap counterparty and are considered based on total net credit exposure to the borrower, including both derivatives and debt securities. In the event that the individual borrower or derivative counterparty credit risk exceeds the pre-established credit limit as determined by the Company, action is taken to reduce either the derivative or the bond exposure with the counterparty. The Company also monitors exposure to counterparty credit risk through the performance of sensitivity testing. "Worst-case" scenarios are considered to determine the maximum credit risk exposure on derivatives associated with the individual counterparty. This maximum

===============================================================================
exposure is then aggregated with other nonderivative credit risk associated with the individual counterparty to determine compliance with the total individual counterparty credit limit established by the Company during the credit review process. A majority of the Company's derivatives (interest rate swap, cap and floor agreements) are traded "over-the-counter" with highly rated, creditworthy counterparties, while futures contracts are traded on a market exchange. The exchange-traded nature of futures contracts reduces credit risk due to the clearinghouse function of the exchange, and due to the daily settlement of gains or losses on virtually all exchange-traded contracts. See Note D of the accompanying Consolidated Financial Statements for additional information on credit risk.

   The asset/liability management process is also designed to monitor liability and asset characteristics on both the individual product and Company aggregate levels. Each major product category is supported by a separate asset portfolio, which is managed in accordance with a pre-established baseline asset strategy. This baseline strategy represents an appropriate matching of each product's asset and liability characteristics. Baselines are developed and updated through extensive financial modeling to design the optimal asset baseline suited to the individual product. These analyses, which reflect asset and liability durations, liquidity, and other risk characteristics, are used to design the aggregate portfolio of assets and liabilities within desired risk tolerances while producing attractive expected returns. Aggregate portfolio management takes advantage of offsetting characteristics of individual products and makes aggregate portfolio adjustments to obtain a better overall balance of asset and liability characteristics than that available at the individual product level.

   The Company has the flexibility to actively manage a significant portion of its investment portfolio. Securities are evaluated among sectors for relative value based on their current price and long-term outlook, and positions are moved from fully valued sectors to undervalued ones, capturing the incremental returns when those sectors regain market equilibrium. This active management process adds value for shareholders but also has the potential to introduce incremental volatility to net income, as bonds are bought and sold in both rising and falling interest rate environments. However, the management of the investment portfolio is subject to several risk management constraints, including those designed to insure preservation of a strong capital position, optimization of future earnings and management of the level of realized gains and losses and resultant tax effects.

   Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 significantly restricts a company's ability to sell securities in the held to maturity category without raising questions about the appropriateness of its accounting policy for such securities. Thus, a company's ability to maintain the appropriate flexibility to make optimal investment decisions is significantly restricted if it classifies securities as held to maturity. To maximize investment flexibility, the Company classified substantially all of its debt and equity securities as available for sale as of January 1, 1994. Those securities which were previously classified as actively managed and carried at market value, with unrealized gains or losses reflected directly in shareholders' equity, net of deferred taxes, have been reclassified to the available for sale category for financial statement purposes. As a result of the adoption of SFAS No. 115, the net unrealized investment gain (loss) component of shareholders' equity increased by $261.4 million (net of deferred taxes of $140.8 million and an adjustment of $42.0 million to deferred policy acquisition costs) to reflect the January 1, 1994 net unrealized gains on securities classified as available for sale previously classified as held for investment and carried at amortized cost.

   During 1994, the total return performance of the bond market was the worst in many years. The Federal Reserve increased the federal funds rate a total of six times during 1994, from 3.0 percent at January 1, 1994 to 5.5 percent at December 31, 1994. A corresponding increase in bond yields occurred during 1994, with 5 year, 10 year and 30 year treasury bond yields increasing by approximately 263, 204 and 153 basis points, respectively. As a result of these increases, the market value of the Company's debt securities decreased substantially during 1994, causing the net unrealized investment gain (loss) component of shareholders' equity to deteriorate significantly. The adjustments to record the net unrealized investment gain (loss) component of shareholders' equity were as follows:

-------------------------------------------------------------------------------
                                      December 31,   January 1,   December 31,
                                              1994         1994           1993
-------------------------------------------------------------------------------
(Dollars in millions)

Unrealized investment gain (loss)
 on available for sale securities        $(609,123)   $ 468,101        $23,901

Adjusted by:
  Increase (decrease) in deferred
   policy acquisition costs                 79,083      (42,000)             -
  Decrease (increase) in deferred
   federal income taxes                    185,514     (147,497)        (6,697)
-------------------------------------------------------------------------------
Net unrealized investment gain
 (loss) on available for
 sale securities                         $(344,526)   $ 278,604        $17,204
-------------------------------------------------------------------------------

  As of December 31, 1994, the Company had $115.5 million of debt and equity securities which were classified as trading account securities. The Company classifies these securities as trading primarily because the Company has purchased these securities with the expectation of selling them in the near term. These securities were carried at fair value with the unrealized gain
(loss) included as a component of investment income in the accompanying Consolidated Statements of Income.

  SFAS No. 115, with substantially all debt and equity securities carried at fair value, introduces additional volatility to reported shareholders' equity. It does not, however, change the underlying economics of the Company's investment operations. The current accounting model required by the FASB, which values some assets at fair value, and other assets and all liabilities at historical cost, does not accurately portray overall economic results. Considering the closely integrated manner in which the Company manages its assets and liabilities, the concept of adjusting certain assets to fair value, principally reflecting changes in the interest rate environment, without making a similar adjustment to liabilities, distorts reported financial results.

  Due to this potential for distortion, fair value disclosure is provided in Note E of the accompanying Consolidated Financial Statements. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair values for selected financial instruments but does not require disclosure of fair value for traditional insurance liabilities. Fair value disclosure is provided for all financial instruments, including traditional insurance liabilities, in an effort to more properly reflect changes in shareholders' equity from fluctuations in interest rates. The fair values of individual asset and liability categories as presented differ from carrying amounts principally as a result of changes in the interest rate environment, including changes in various credit spreads. The fair value disclosures do not provide and are not intended to provide an indication of the fair value of the Company. However, the information does provide a more balanced picture of the economic position of the Company due to interest rate changes than provided by only marking debt and equity securities to market as required by SFAS No. 115. A large portion of the decline in the fair value of shareholders' equity was attributable to specific equity management transactions intended to optimize the Company's capital structure and was unrelated to changes in the interest rate environment. These equity transactions included: the refunding of the $100 million Series F, Adjustable Rate Cumulative Preferred Stock (included in shareholders' equity in
1993) with Monthly Income Preferred Stock (reflected above shareholders' equity on the balance sheet because it was issued by a consolidated subsidiary) and treasury stock purchases of $139 million in 1994.

ASSET/LIABILITY REVIEW

Cash and invested assets were $19.3 billion at December 31, 1994, up 2.9 percent (1993 - $18.7 billion, up 11.6 percent). Excluding Providian Bancorp assets, invested assets related to insurance operations were $16.8 billion in 1994 compared to $16.7 billion in 1993. The discussion which follows relates solely to the invested assets and liabilities of the insurance operations. As investment manager for the Company's invested assets related to insurance operations, PCM manages the distribution of assets to optimize risk adjusted returns in accordance with its baseline strategies. Overall, the distribution of invested assets related to insurance operations remains similar to year end 1993.

[Chart - Distribution of Insurance Invested Assets]

The graph below is a pie chart reflecting the percentage Distribution of Insurance Invested Assets by investment type at December 31, 1994. The legend contains the dollar amount of each investment in millions as well as total insurance invested assets.

Distribution of Insurance Invested
 Assets


December 31, 1994
(Dollars in millions)

                             [GRAPH APPEARS HERE]


                                                   % of
Investment Type                            Amount  Total
---------------                            ------  ----
Public Bonds                              $ 8,479   50.5%
Commercial Mortgages                        2,650   15.8
Residential Mortgages                       2,550   15.2
Private Placements                          1,318    7.8
Common and Preferred Stocks                   617    3.7
Cash and Cash Equivalents                     581    3.4
Other                                         535    3.2
Real Estate                                    71     .4
                                          -------  -----
Total Insurance Invested Assets           $16,801  100.0%


  The Company has historically had a low default rate in public and private debt securities. This is due to the Company's ability to prudently seek out and manage among sectors within various asset classes. Additionally, selectivity and thorough credit underwriting have proven effective for residential and commercial mortgages.

  Public and private bonds account for the majority of invested assets. The Company maintains a high credit quality investment portfolio with only 4.9 percent and 4.4 percent of invested assets at December 31, 1994 and 1993, respectively, representing below investment grade bonds. Below investment grade bonds, preferred stocks and investments in limited partnerships with below investment grade characteristics represent 5.5 percent of invested assets at December 31, 1994 compared to 4.9 percent at December 31, 1993. The Company had investments at December 31, 1994 totaling $54.2 million in U.S. dollar denominated Mexican debt securities which were included in below investment grade holdings.

  The foregoing percentages of below investment grade assets exclude amounts invested in a traditional convertible arbitrage strategy of $130.9 million and $196.9 million at December 31, 1994 and 1993, respectively. This strategy, under contract with an external investment manager, focuses on hedged investments using exchangeable securities, such as convertible bonds, preferred stocks, warrants and options, in combination with the underlying common stocks. The convertible bonds underlying this strategy are, in general, below investment grade. The risk associated with the convertible bond position is substantially mitigated by a related short stock position. In the event of a gradual credit deterioration in the underlying convertible bond position, the decline in the bond's value is expected to be significantly offset by the related short stock position, thereby allowing for orderly liquidation of the investment.

  There were no securities in the bond or preferred stock portfolio that were delinquent as to interest or dividends at December 31, 1994. While the Company experienced a significant loss in the first quarter of 1994 in its investment in Granite Partners, default and loss experience in the remainder of the securities portfolio was excellent with no defaults and no other significant losses as a result of impairments in value during 1994. The

Company wrote off its $52.4 million investment in Granite Partners, a limited partnership which invested in complex mortgage-backed securities, as a result of a total deterioration in value of the limited partnership. The Company invested in this partnership during 1993 as a means of diversifying its investment risk profile through the use of an external investment manager who was a recognized expert in the mortgage-backed securities market. The investment strategy to be followed by the investment manager was represented to the Company as being market neutral, designed to maintain value and performance over a wide range of interest rates. However, upon investigation, it appeared that the investment manager had unilaterally changed the investment strategy in 1994 and did not follow the stated market neutral strategy. Consequently, the value of the limited partnership deteriorated rapidly.

  In addition to the convertible arbitrage strategy discussed above, the Company has investments in other programs which are managed under contract by external investment managers. These investments generally participate in arbitrage strategies and are made primarily in the form of limited partnership arrangements. The strategies underlying these investments are diverse and are expected to be uncorrelated to changes in interest rates. The Company manages its exposure to these types of investments by performing a stringent credit and underwriting review prior to the initial investment, by limiting the amount that can be invested in any one strategy and by thorough ongoing monitoring. At December 31, 1994, the largest investment in any one of these strategies was $27.4 million.

  The Company's bond and preferred stock portfolios are highly diversified among industries and types of securities. Included in the portfolios are $2.2 billion of mortgage-backed securities (MBS), which are debt instruments backed by pools of mortgages, the majority of which are guaranteed by a federal agency with respect to principal and interest payments.

  MBS provide diversification, excellent credit quality (generally AAA), and good liquidity characteristics to our total portfolio. The primary investment uncertainty with MBS is the timing of cash flows due to the uncertainty of the timing of prepayments of the underlying mortgages rather than the loss of principal (i.e. credit risk). While MBS are subject to changing prepayment patterns (as are callable corporate bonds), our investment in MBS should be viewed in the context of the broader portfolios, and in light of the integrated manner in which the Company manages its assets and liabilities. The Company's MBS portfolio comprised 13.2 percent of total invested assets at December 31, 1994.

  Collateralized mortgage obligations (CMOs) are the largest component of MBS in the portfolio, representing approximately 52 percent of the total MBS portfolio. CMOs are securities which pool together mortgage pass-throughs and separate the cash flows to create securities with average lives which are shorter or longer than pass-through securities by themselves. The bonds created by this process are called "tranches." The Company's CMO holdings include a wide variety of individual issues, and are highly concentrated in shorter, more stable tranches. The Company has only nominal exposure to high-volatility CMO tranches, such as interest-only or residual securities.

  A portion of the MBS portfolio, approximately 21 percent, has coupons which adjust with changes in short-term interest rates, such as LIBOR and Treasury bills, and are also subject to caps and floors. While yields on both fixed rate and floating rate MBS investments will vary somewhat with changes in prepayment speeds, the overall impact of variability in yields on the portfolio is not significant relative to total invested asset yields. The second largest class of CMOs is planned amortization class (PAC) bonds, representing approximately 16 percent of the total MBS portfolio. PACs are structured to provide a more certain cash flow to the investor and therefore have reduced prepayment risk.

  Pass-through securities represent the other component of MBS owned by the Company. Pass-throughs are primarily federal agency guaranteed MBS which reflect an interest in a mortgage pool, with monthly payments of principal and interest being passed from the homeowner through to the investor.

  The table below provides the detail of mortgage-backed securities as of December 31, 1994:


-----------------------------------------------------------
                         Mortgage-Backed Securities by Type
                         ----------------------------------
                                              Market Value
                         Amortized Cost     (carrying value)
-----------------------------------------------------------
(Dollars in millions)

CMOs                             $1,228              $1,163
Pass-throughs                     1,121               1,061
-----------------------------------------------------------
Total                            $2,349              $2,224
===========================================================

  The Company engages in commercial and residential mortgage lending in the course of its management of the insurance-related portfolio. Substantially all the commercial mortgage loans originated are first mortgage loans with maximum loan-to-value ratios of 75 percent. The Company requires minimum debt service coverage from existing cash flows of 1.2 times. At the time of origination of the mortgage loan, a personal inspection of the collateral and research concerning the borrower and the market are completed. In addition, new mortgage loans require engineering and environmental studies. Currently, multi-family apartments,


The graph below is a pie chart reflecting the percentage of total Commercial Mortgage Loan Principal Balance by Property Type at December 31, 1994. The legend contains the dollar amount by property type in millions as well as total commercial mortgage loans.

Commercial Mortgage Loan Principal Balance by Property Type

December 31, 1994
(Dollars in millions)


                             [GRAPH APPEARS HERE]

                                                             % of
Category                                            Amount  Total
--------                                            ------  -----
Retail                                              $  884   31.7%
Apartment                                              775   27.8
Office                                                 590   21.1
Industrial                                             249    8.9
Health Care                                            152    5.5
Hotel                                                   79    2.8
Other                                                   62    2.2
                                                    ------  -----
Total Commercial Mortgage Loans                     $2,791  100.0%

===============================================================================
credit-anchored shopping centers and industrial facilities are preferred projects for mortgage loans. Mortgage loans are not currently offered on projects secured by raw land, unanchored shopping centers and special purpose type properties.

  In addition to its stringent underwriting standards, the Company minimizes credit risk through various means, including limiting average loan balances, diversification by borrower and property type and, significantly, through a geographic dispersion of similar property types.

  The Company's mortgage loan philosophy is conservative in loan origination and proactive in identifying and resolving problem loan situations. It includes an "early warning" system designed to assist in detecting potential problems before actual delinquencies occur, so that these loans can be reviewed monthly to monitor results and take further action, as necessary. Included in the Company's commercial mortgage loan portfolio are certain loans which require a principal payment upon maturity.


The graph represented below is a pie chart reflecting the percentage of total Commercial Mortgage Loans by Geographic Location based on ACLI defined regions at December 31, 1994. The legend contains the dollar amount by region in millions as well as total commercial mortgage loans.

-------------------------------------------------------------------------------
Chart--
Commercial Mortgage Loan Principal Balance by Geographic* Location

December 31, 1994
(Dollars in millions)

                             [GRAPH APPEARS HERE]

                                                         % of
Category                                         Amount        Total
--------                                         ------       ------
South Atlantic                                   $  607         21.7%
East North Central                                  562         20.1
West South Central                                  444         15.9
Pacific                                             345         12.4
East South Central                                  317         11.4
Middle Atlantic                                     256          9.2
Mountain                                            123          4.4
New England                                         103          3.7
West North Central                                   34          1.2
                                                 ------       ------
Total Commercial Mortgage Loans                  $2,791        100.0%

* Based on ACLI defined regions
-------------------------------------------------------------------------------

During the next three years, $814.4 million (1995 -- $135.4 million; 1996 -- $355.4 million; and 1997 -- $323.6 million) of these commercial mortgage loans will mature. The Company does not expect to incur any material credit losses in excess of amounts currently reserved due to its stringent underwriting, collateral requirement and diversification policies mentioned above. Additionally, the Company does not expect that the maturity of these loans will have a significant impact on its overall liquidity position over the next three years. Problem commercial mortgage loans (based on American Council of Life Insurance (ACLI) standards, which include loans past due 60 days or more, restructured loans, loans in the process of foreclosure and real estate acquired through foreclosure) as of December 31, 1994, amounted to 4.6 percent of outstanding commercial loans, compared to the 5.1 percent reported at the end of 1993. These results compare very favorably to industry results of 18.4 percent at December 31, 1994.

-------------------------------------------------------------------------------
Chart--
Residential Mortgage Loan Principal Balance by Geographic Location

The graph represented below is a pie chart reflecting the percentage of total Residential Mortgage Loans by Geographic Location based on ACLI defined regions at December 31, 1994. The legend contains the dollar amount by region in millions as well as total residential mortgage loans.

Residential Mortgage Loan Principal Balance by Geographic* Location

December 31, 1994
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                       % of
Category                                           Amount  Total
--------                                           ------  -----
Pacific                                            $1,047   41.1%
South Atlantic                                        378   14.8
Middle Atlantic                                       373   14.6
Mountain                                              251    9.8
East North Central                                    166    6.5
New England                                           162    6.4
West South Central                                     95    3.7
West North Central                                     49    1.9
East South Central                                     30    1.2
                                                   ------  ----
Total Residential Mortgage Loans                   $2,551  100.0%

* Based on ACLI defined regions
-------------------------------------------------------------------------------

  The Company also maintains a residential mortgage loan portfolio with conservative underwriting standards. Residential mortgages increased by $912.7 million in 1994 as the Company purchased "jumbo" adjustable rate mortgage loans, which are considered a good asset/liability management fit. Loans are only acquired from approved originators, individually re-underwritten by the Company, and all legal documentation is reviewed to ensure a first lien position. Quality control reviews are additionally performed on ten percent of all purchased loans, which includes "re-creating" the credit files to protect against fraud or significant inaccuracy.

  Included in the Company's residential mortgage loans in the Pacific region are $923.0 million in California loans. Pool insurance has been obtained to reduce exposure to any potential loss that might result from weakening real estate values in that state.

  Problem residential mortgage loans (based on Mortgage Bankers Association
(MBA) standards, which include loans past due 30 days or more and loans in the process of foreclosure, and are based on number of loans) were 1.5 percent and
3.6 percent at December 31, 1994 and 1993, respectively. The MBA average for such loans was 2.5 percent at September 30, 1994, the latest date for which such information is available, and 5.3 percent at December 31, 1993.

  Mortgage loans on which the Company has discontinued the accrual of interest and restructured loans accruing interest are as follows:

---------------------------------------------------
                               Mortgage Loans
                         --------------------------
                          Commercial   Residential
                         ------------  ------------
December 31               1994   1993   1994   1993
---------------------------------------------------
(Dollars in millions)

Non-accrual loans        $68.2  $64.3  $10.7  $12.6
Restructured loans,
  accruing interest        4.3    5.2      -      -
---------------------------------------------------
Total                    $72.5  $69.5  $10.7  $12.6
---------------------------------------------------

===============================================================================
  As of December 31, 1994, the Company had approximately $33.8 million of commercial mortgage loans with identified potential problems which could cause these loans to be included in one of the above categories in the future. However, the Company does not currently anticipate any material losses from these loans.

  With respect to the Company's liabilities, the tables below contain information on the Company's major insurance products with related interest components. In addition to these products, the Company also offers products that provide a return based on the market performance of the underlying assets.
--------------------------------------------------------------------

                                         Mean
                                     Deposits
                                          and             Effective
Year Ended December 31, 1994         Reserves   Interest*      Rate*
--------------------------------------------------------------------

(Dollars in thousands)

Guaranteed investment contracts    $7,298,873   $350,799       4.81%
Retail annuities                    3,307,326    179,336       5.42
Life annuities                      1,180,285    102,943       8.72
Single premium life                   715,479     33,200       4.64
Life, health and other              3,397,347    191,894       5.65
--------------------------------------------------------------------

                                         Mean
                                     Deposits
                                          and             Effective
Year Ended December 31, 1993         Reserves   Interest*      Rate*
--------------------------------------------------------------------
(Dollars in thousands)

Guaranteed investment contracts    $6,438,067   $250,152       3.89%
Retail annuities                    3,218,696    182,303       5.66
Life annuities                      1,109,389     98,765       8.90
Single premium life                   733,065     32,058       4.37
Life, health and other              3,282,191    187,900       5.72
--------------------------------------------------------------------
*After related hedges

  GICs are either floating rate, indeterminate maturity contracts (46 percent of GIC deposits) or fixed rate, fixed maturity contracts (54 percent of GIC deposits). Floating rate contracts credit interest based on various indices which reset monthly and allow the contractholder to withdraw funds with advance notice periods ranging from three to twelve months. There is no withdrawal penalty. The fixed maturity contracts, which are synthetically converted to floating rate contracts using interest rate swaps or futures, allow no withdrawal or have both a market value adjustment and surrender penalty for early withdrawal, and mature as follows (dollars in millions): 1995 -- $961.4; 1996 -- $1,051.8; 1997 -- $939.5; 1998 -- $854.9; and 1999 -- $540.6.

  Retail annuities include single premium and flexible premium deferred annuities. The contracts typically have a first-year surrender charge of 5.0 to
7.0 percent, which generally declines to zero over five to six years. The average remaining surrender charge on policies still in the surrender period is
4.4 percent. Retail annuities as of December 31, 1994 also included $169.8 million of market value adjustment annuities, having a market value adjustment on withdrawal prior to the end of the six year interest guarantee period. As of December 31, 1994, approximately 55 percent of retail annuities were subject to a surrender charge.

  Life annuities include structured settlements and pension buyout annuities which pay fixed periodic benefits to contractholders. Early withdrawals are prohibited. Annual benefit payments on this line are currently about $95.9 million. This cash outflow is scheduled to taper off over the next 20 years, but some payments will continue well into the next century.

  Single premium life contracts have minimal surrender provisions. However, 1987 changes in the federal tax laws "grandfathered" favorable tax treatment for existing contracts, thus creating a significant withdrawal disincentive.

  The life, health and other category contains a full range of traditional and interest-sensitive life and health insurance products which contain standard insurance surrender provisions.

  In addition to the above products, the Company also had $8.5 billion of Trust GIC contracts at December 31, 1994. With Trust GIC, the customer retains legal title to the assets and receives the investment performance over time. The Company controls investment-related risks by setting investment guidelines and routinely monitoring compliance. The underlying investment portfolios predominately include Treasuries, federal agency securities, high quality corporate bonds and low volatility mortgage-backed instruments. The Company provides benefit responsiveness on the Trust GIC contracts affording book value accounting treatment for the plan sponsor. The Company provides liquidity, if necessary, for appropriate defined, benefit responsive events. Potential liquidity draws are mitigated and managed through stringent plan underwriting, product structure and diversification. During 1994, the monthly average amount funded to customers totaled $3.9 million, or less than .06 percent of the monthly average Trust GIC commitment balance of $6.5 billion.

LIQUIDITY AND CAPITAL RESOURCES

Providian is a legal entity, separate and distinct from its subsidiaries and has no business operations. The primary sources of cash to meet its obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments from its subsidiaries.

  A strong liquidity position is critical to the Company's continuing financial strength. The availability of cash is essential to the timely payment of policyholder, debt and other obligations, and instrumental to realizing opportunities in today's fast-paced financial markets. As a result, the Company's liquidity position is actively monitored and managed.

  Product design and investment strategies play a major role in liquidity management. The Company's products provide significant customer value, which protects against sudden cash demands (disintermediation). In addition, many insurance contracts contain withdrawal notice provisions or early withdrawal penalties and pay interest rates that are reset regularly to market levels, which protect against disintermediation. Liquidity risks are minimized further by investment strategies which provide for high quality asset portfolios and by active, integrated asset/liability management processes.

  Cash flows from operations in 1994 were $1.0 billion, down from $1.1 billion in 1993 and 1992. These substantial levels come from a stable base of income from insurance premiums (particularly from the home service Providian Agency Group operations, which are very predictable and relatively immune to disintermediation), from investments and from other product sales.

  Investment commitments are planned to coincide with expected cash flows. Normal day-to-day cash variations are met by a commercial paper program, supplemented by committed lines of credit. Commercial paper borrowings averaged $94.0 million in 1994 at a weighted average interest rate of 4.14 percent. Commercial paper outstanding at December 31, 1994 was $49.7 million compared to $49.9 million at the end of 1993. In addition to the corporate commercial paper program, Commonwealth Insurance, Peoples Security Insurance and National Home Life Assurance Company (National Home Assurance) each have $50 million in available commercial paper programs. There were no borrowings under these programs in 1994.

  The Company has committed lines of credit of $850 million which serve as a contingency reserve should adverse conditions materialize, and as back-up to the commercial paper program. There were no borrowings under these lines of credit during the year. In addition the Company's bond and stock portfolio of $10.4 billion at December 31, 1994 provides a significant source of short-term liquidity.

  Providian Bancorp analyzes its current and future liquidity needs to support its deposit portfolio and asset growth. On October 14, 1994, Providian Bancorp entered into a new $500 million revolving credit agreement and replaced the existing $400 million facility. The agreement provides liquidity for the existing deposit base as well as satisfying short-term funding requirements. Outstanding borrowings under the new agreement were $235.0 million at December 31, 1994, compared to $175.0 million outstanding under the old agreement at the end of 1993.

  The Company's Series D medium-term note program permits the issuance of up to $400 million in medium-term notes. During 1994, $106.5 million of these notes were issued leaving a capacity of $293.5 million. The ratio of long-term debt to total realized capital (including long-term debt and the preferred stock of consolidated subsidiary and excluding the net unrealized investment gain (loss) component of shareholders' equity) was 21.3 percent at December 31, 1994, compared with 19.2 percent at the end of 1993, both within the lower end of ranges of leverage considered acceptable by the Company.

  On March 2, 1994, the Company redeemed, at face value, all $100 million of its Series F, Adjustable Rate Cumulative Preferred Stock, at $100 per share plus accrued and unpaid dividends through the date of redemption. In May 1994, Providian LLC, a newly formed subsidiary of the Company, issued $100 million of Cumulative Monthly Income Preferred Stock (MIPS) paying monthly dividends at an annual rate of 8.875 percent. Providian LLC loaned the net proceeds from the issuance of the MIPS to the Company to provide permanent funding for the redemption of the Company's Series F, Adjustable Rate Cumulative Preferred Stock. The Company has unconditionally guaranteed all legally declared and unpaid dividends of Providian LLC.

  The table below reflects the debt and claims paying ability ratings for Providian Corporation and its major insurance subsidiaries at December 31, 1994:

---------------------------------------------------------------
                                Standard           Duff &  A.M.
                                & Poor's  Moody's  Phelps  Best
---------------------------------------------------------------
PROVIDIAN CORPORATION
  RATINGS:
  Senior Debt                         AA       A2     AA-
  Monthly Income
      Preferred Stock                AA-       a2      A+
  Commercial Paper                  A-1+      P-1    D-1+

CLAIMS PAYING/FINANCIAL
  STRENGTH RATINGS:
  Commonwealth Insurance             AAA      Aa3     AA+    A+
  Peoples Security Insurance         AAA      Aa3     AA+    A+
  National Home Assurance             AA       A2      AA    A+

COMMERCIAL PAPER RATINGS:
  Commonwealth Insurance            A-1+      P-1    D-1+
  Peoples Security Insurance        A-1+      P-1    D-1+
  National Home Assurance           A-1+
---------------------------------------------------------------

  At the beginning of 1994, the National Association of Insurance Commissioners
(NAIC) implemented a risk-based capital formula for the life insurance industry designed to establish minimum levels of statutory capital and surplus. The new formula assigns various weighting factors to reflect the perceived riskiness of each insurer's business. The prior method utilized a state-mandated minimum dollar level of surplus, without regard to varying levels of risk within or among companies. The adjusted capital levels of the Company's life insurance subsidiaries currently exceed all of the regulatory action levels.

INFLATION

As a diversified financial services company, the Company's assets and liabilities are inherently sensitive to the overall level of and changes in interest rates. Some of the Company's assets benefit when interest rates increase while others lose value. Likewise, some liabilities perform better in a rising environment, while others are adversely affected. The converse is true when interest rates decline. In response to these sensitivities, the Company has instituted what it believes to be a very effective asset/liability management process. The objective of this process is to optimize net interest margins within prescribed risk tolerances, while also protecting net asset values (see separate discussion of Asset/Liability Management). Despite such management activities, however, changes in interest rates could cause net interest margins to fluctuate from historical levels.

COMMON STOCK DIVIDEND AND MARKET DATA

The Company has increased its dividend in each year since its founding in 1969. In 1994, the increase was 9.6 percent compared with a 10.6 percent increase in 1993. The quarterly dividend of $.225 per common share declared by the Board of Directors for the first quarter of 1995 represents an increase of 12.5 percent over the 1994 quarterly rate. The ten-year annual compounded growth rate has been 8.0 percent, measurably higher than the approximate 6 percent compound growth rate for the companies that make up the Dow Jones Industrial Average. The

Company's annual dividend growth rate has been more than twice the compound annual growth rate of the Consumer Price Index over the same ten-year period, providing shareholders with an income stream that has outpaced inflation by a wide margin.

  The market price for the Company's common stock was $30.88 per common share at December 31, 1994, compared with $37.13 per common share at December 31, 1993 and $36.13 at December 31, 1992. The price-earnings multiple (calculated on the last twelve months' net income per common share) was 10.2 compared to 11.9 at the end of 1993 and 11.5 at the end of 1992. The table below shows the historical price range of the Company's common stock as quoted on the New York Stock Exchange - Composite Transactions. The New York Stock Exchange is the principal market in which the Company's stock is traded (ticker symbols: PVN - common; and PVN Pr M - Monthly Income Preferred Stock (MIPS)). The Company's common shares are also listed on the Pacific Stock Exchange.

  Approximately 17,200 named individuals and institutions own Providian stock including approximately 6,150 employees who own stock through the Company's Thrift Savings Plan. During 1994, the Company announced its plan to repurchase approximately 5.0 million shares of its common stock. After completing purchases of approximately 4.3 million shares of its common stock in 1994 at an average price of $32.02 per common share, the Company held 17.8 million common shares in treasury at December 31, 1994, at an average cost of $12.03 per common share. The Company repurchased approximately 420,000 additional shares of its stock through February 8, 1995 through open market purchases.


QUARTERLY FINANCIAL DATA

(Dollars in thousands except per common share)

                                                                                                     Per Common Share
                           Premiums      Investment         Realized     Benefits                 ----------------------
                          and Other       and Other       Investment          and         Net     Operating          Net
                     Considerations     Income, Net(a)    Gain (Loss)    Expenses      Income      Earnings(b)    Income
------------------------------------------------------------------------------------------------------------------------
1994
4th Quarter                $278,849        $514,740         $(40,369)    $653,283     $69,083          $.97         $.70
3rd Quarter                 282,995         486,489           (7,196)     632,333      86,108           .95          .87
2nd Quarter                 287,852         473,495          (16,050)     627,169      81,702           .93          .82
1st Quarter                 291,492         443,500          (36,733)     605,807      64,008           .90          .62

1993
4th Quarter                $290,866        $432,363         $  4,421     $593,628     $91,536          $.90         $.89
3rd Quarter                 279,229         434,494           (7,050)     580,294      73,763           .75          .71
2nd Quarter                 290,000         441,242            1,635      601,463      91,530           .86          .89
1st Quarter                 307,589         423,398          (19,161)     616,583      65,836           .81          .64
------------------------------------------------------------------------------------------------------------------------

(a) Includes investment income, net of expenses, consumer loan servicing fees and other income, net.

(b) Operating earnings exclude from net income, realized investment gains and losses and related deferred acquisition cost amortization, net of taxes.



QUARTERLY PRICE RANGES OF COMMON STOCK AND
DIVIDENDS PER COMMON SHARE

                     High       Low    Dividend                                               High       Low    Dividend
------------------------------------------------------------------------------------------------------------------------
1994                                                                     1993
4th Quarter        $33.50    $29.88        $.20                          4th Quarter        $44.88    $36.25      $.1825
3rd Quarter         34.00     28.63         .20                          3rd Quarter         44.50     38.38       .1825
2nd Quarter         33.13     28.75         .20                          2nd Quarter         42.25     34.50       .1825
1st Quarter         38.13     31.00         .20                          1st Quarter         40.63     35.63       .1825
------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL EARNINGS DATA

(Dollars in thousands except per common share)

Year Ended December 31                                 1994       1993      1992      1991      1990      1989
--------------------------------------------------------------------------------------------------------------
Operating earnings before federal income tax(a)    $546,644   $508,951  $455,865  $372,811  $332,250  $278,562
Federal income tax on operating earnings before
  impact on deferred taxes due to tax law change    169,441    155,230   129,907   102,500    85,510    66,330
--------------------------------------------------------------------------------------------------------------
Operating earnings before impact of tax law change  377,203    353,721   325,958   270,311   246,740   212,232
Federal income tax impact on deferred taxes due to
  tax law change(b)                                       -     11,682         -         -         -         -
--------------------------------------------------------------------------------------------------------------
Operating earnings                                  377,203    342,039   325,958   270,311   246,740   212,232
Realized investment gain (loss), net of tax         (68,847)   (18,244)    3,346   (14,738)  (90,619)   75,557
Related amortization, net of tax                     (3,786)    (1,130)   (6,808)   (5,341)   10,072   (12,081)
Dividends on preferred stock of
  consolidated subsidiary                            (3,669)         -         -         -         -         -
Cumulative effect of change in
  accounting principle, net of tax                        -          -         -         -         -   (56,021)
--------------------------------------------------------------------------------------------------------------
Net Income                                          300,901    322,665   322,496   250,232   166,193   219,687
Dividends on nonconvertible preferred stock           1,163      6,750     6,750     8,604    10,432    10,515
--------------------------------------------------------------------------------------------------------------
Net Income Applicable to Common Stock              $299,738   $315,915  $315,746  $241,628  $155,761  $209,172
--------------------------------------------------------------------------------------------------------------

Per common share:
  Operating earnings before impact on
    deferred taxes due to tax law change(a)        $   3.75   $   3.44  $   3.18  $   2.89  $   2.57  $   2.23
  Federal income tax impact on deferred taxes
    due to tax law change(b)                              -       (.12)        -         -         -         -
--------------------------------------------------------------------------------------------------------------
  Operating earnings                                   3.75       3.32      3.18      2.89      2.57      2.23
  Realized investment gain (loss), net of tax          (.69)      (.18)      .03      (.17)     (.98)      .83
  Related amortization, net of tax                     (.04)      (.02)     (.07)     (.06)      .11      (.13)
  Cumulative effect of change in
    accounting principle, net of tax                      -          -         -         -         -      (.62)
--------------------------------------------------------------------------------------------------------------
Net Income                                         $   3.02   $   3.12  $   3.14  $   2.66  $   1.70  $   2.31
--------------------------------------------------------------------------------------------------------------

(a) Operating earnings exclude realized investment gains and losses and related deferred acquisition cost amortization.
(b) A nonrecurring deferred tax charge of $11.7 million, or $.12 per share, was recorded as a result of the Omnibus Budget Reconciliation Act of 1993.

MANAGEMENT'S RESPONSIBILITIES
FOR FINANCIAL REPORTING
--------------------------------------------------------------------------------

The consolidated financial statements appearing in this Annual Report have been prepared by management, which is responsible for their preparation, integrity and fair presentation. The statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

  Management is responsible for the system of internal controls over financial reporting at Providian and its affiliates, a system designed to provide reasonable assurance regarding the preparation of reliable published financial statements. This system is augmented by written policies and procedures including a code of conduct to foster a strong ethical climate, a program of internal audit, and the selection and training of qualified personnel. Management believes that the Company's system of internal controls over financial reporting provides reasonable assurance that the financial records are reliable for preparing financial statements.

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

  The independent auditors are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors and ratified by the shareholders. Based upon their audit of the consolidated financial statements, the independent auditors, Ernst & Young LLP, have issued their Auditors' Report, which appears on this page.



Irving W. Bailey II              Robert L. Walker
Chairman and                     Senior Vice President - Finance
Chief Executive Officer          and Chief Financial Officer



REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

Board of Directors and Shareholders
Providian Corporation

We have audited the accompanying consolidated statements of financial condition of Providian Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note A to the consolidated financial statements, in 1994 the Company changed its method of accounting for certain investments in debt and equity securities.


Ernst & Young LLP
Louisville, Kentucky
February 8, 1995

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands except per common and common equivalent share)
 Providian Corporation and Subsidiaries


-----------------------------------------------------------------------------------------------
Year Ended December 31                                           1994         1993         1992
-----------------------------------------------------------------------------------------------

REVENUES:
  Premiums and other considerations                        $1,141,188   $1,167,684   $1,190,025
  Investment income, net of expenses                        1,611,827    1,461,446    1,453,542
  Consumer loan servicing fees                                206,802      172,814      140,273
  Realized investment gain (loss)                            (100,348)     (20,155)       6,477
  Other income, net                                            99,595       97,237       47,312
-----------------------------------------------------------------------------------------------
TOTAL REVENUES                                              2,959,064    2,879,026    2,837,629

BENEFITS AND EXPENSES:
  Benefits and claims                                         832,456      846,616      865,945
  Increase in benefit and contract reserves                   700,368      584,793      629,377
  Commissions, net                                             73,435       74,762       89,532
  General, administrative and other expenses, net             549,006      498,942      480,197
  Amortization:
     Deferred policy and loan acquisition costs               248,535      284,104      222,322
     Value of insurance in force purchased                     20,743       19,215       13,024
     Goodwill                                                   8,148       12,162        7,781
  Interest expense                                             85,901       71,374       77,424
-----------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                 2,518,592    2,391,968    2,385,602
INCOME BEFORE FEDERAL INCOME TAX                              440,472      487,058      452,027
Federal Income Tax                                            135,902      164,393      129,531
-----------------------------------------------------------------------------------------------
NET INCOME BEFORE PREFERRED STOCK DIVIDENDS OF
  CONSOLIDATED SUBSIDIARY                                     304,570      322,665      322,496
Dividends on Preferred Stock of Consolidated Subsidiary         3,669            -            -
-----------------------------------------------------------------------------------------------
NET INCOME                                                    300,901      322,665      322,496
Dividends on Nonconvertible Preferred Stock                     1,163        6,750        6,750
-----------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                      $  299,738   $  315,915   $  315,746
-----------------------------------------------------------------------------------------------
NET INCOME PER COMMON AND COMMON
  EQUIVALENT SHARE                                         $     3.02   $     3.12   $     3.14
-----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands)

--------------------------------------------------------------------------------------------
December 31                                                                1994         1993
--------------------------------------------------------------------------------------------

ASSETS
Investments:
  Securities available for sale, at fair value:
   Bonds and redeemable preferred stocks (amortized cost of
      $10,299,517 and $5,279,833 in 1994 and 1993, respectively)    $ 9,744,449  $ 5,299,083
   Common and nonredeemable preferred stocks (cost of $611,288
      and $408,043 in 1994 and 1993, respectively)                      557,233      412,694
  Bonds and redeemable preferred stocks, held for investment,
   at amortized cost (fair value of $5,767,618 in 1993)                       -    5,323,421
  Trading account securities, at fair value                             115,470            -
  Commercial mortgage loans                                           2,649,664    2,558,466
  Residential mortgage loans                                          2,550,194    1,637,452
  Consumer loans                                                      2,269,531    1,867,944
  Policy loans                                                          390,639      351,507
  Real estate                                                            70,847      103,258
  Other long-term investments                                           237,235      426,494
  Short-term investments                                                110,239       34,995
--------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                    18,695,501   18,015,314




Cash and cash equivalents                                               573,379      719,053
Investment income due and accrued                                       307,134      326,650


Operating property - at cost, less accumulated depreciation
 and amortization                                                       167,157      167,345


Deferred policy and loan acquisition costs                            1,491,422    1,373,481
Value of insurance in force purchased                                   273,466      283,509
Goodwill                                                                222,035      230,183


Separate account assets                                               1,353,476    1,446,238
Other assets                                                            529,789      367,232
--------------------------------------------------------------------------------------------
TOTAL ASSETS                                                        $23,613,359  $22,929,005
--------------------------------------------------------------------------------------------

                                                Providian Corporation and Subsidiaries
======================================================================================
December 31                                                         1994          1993
--------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Policy liabilities:
  Benefit reserves                                           $ 8,705,664   $ 8,404,785
  Policyholder contract deposits                               7,421,604     6,641,744
  Policy and contract claims                                     203,061       211,298
  Other policyholders' funds                                     183,645       242,666
--------------------------------------------------------------------------------------
TOTAL POLICY LIABILITIES                                      16,513,974    15,500,493

Banking deposits                                               1,680,450     1,553,385
Accrued expenses and other liabilities                           999,516       986,305
Separate account liabilities                                   1,353,476     1,446,238
Long-term debt                                                   694,250       589,268
Deferred federal income tax                                      149,831       360,425
--------------------------------------------------------------------------------------
TOTAL LIABILITIES                                             21,391,497    20,436,114

COMMITMENTS AND CONTINGENCIES

PREFERRED STOCK OF CONSOLIDATED SUBSIDIARY                       100,000            --

SHAREHOLDERS' EQUITY
Preferred stock:
  6,000,000 shares authorized for issuance in series:
    Series F, Adjustable Rate Cumulative, $100 face value;
       Issued and outstanding in 1993 - 1,000,000 shares              --       100,000
Common stock, $1 par:
  300,000,000 shares authorized;
    Issued - 115,325,000 shares                                  115,325       115,325
Additional paid-in capital                                        57,096        57,053
Net unrealized investment gain (loss)                           (344,526)       17,204
Retained earnings                                              2,512,935     2,295,974
Common stock held in treasury - at cost:
  1994 - 17,789,000 shares; 1993 - 13,899,000 shares            (214,031)      (89,289)
--------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                     2,121,862     2,492,891
--------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $23,613,359   $22,929,005
======================================================================================
See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS


(Dollars in thousands)                                                   Providian Corporation and Subsidiaries
===============================================================================================================
Year Ended December 31                                                        1994           1993          1992
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
Net income                                                             $   300,901   $    322,665   $   322,496
Adjustments to reconcile net income to net cash
  flows from operations:
  Increase in policy liabilities                                           668,726        703,033       773,276
  Amortization of deferred policy and loan acquisition costs               248,535        284,104       222,322
  Amortization of value of insurance in force purchased and goodwill        28,891         31,377        20,805
  Provision for consumer loan losses                                        50,313         58,918        79,002
  Change in investment income due and accrued                               19,516         29,074       (12,469)
  Depreciation and other amortization, net                                  11,617         27,235        28,506
  Net purchases of trading account securities                              (49,032)            --            --
  Realized investment (gain) loss                                          100,348         20,155        (6,477)
  Change in current federal income tax                                     (95,382)        32,003       (27,315)
  Provision (benefit) for deferred federal income tax                         (462)       (28,498)       11,263
  Policy and loan acquisition costs deferred:
    General, administrative and other expenses                            (197,986)      (242,043)     (209,724)
    Commissions                                                            (89,407)      (103,643)     (100,477)
Other                                                                          424        (28,078)      (40,956)
---------------------------------------------------------------------------------------------------------------
NET CASH FLOWS PROVIDED BY OPERATIONS                                      997,002      1,106,302     1,060,252

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Available for sale securities sold                                       4,862,207             --            --
Available for sale securities acquired                                  (4,927,211)            --            --
Other investments sold or matured                                          607,503     14,721,793     8,250,517
Other investments acquired                                              (1,549,046)   (16,009,134)   (9,056,499)
Additions to operating property                                            (37,999)       (40,426)      (60,195)
Net increase in credit card receivables and other consumer loans          (980,679)      (779,513)     (796,830)
Proceeds from securitization of credit card receivables                    574,629      1,469,204       601,359
Purchase of consumer loans                                                 (49,289)      (914,011)           --
Acquisition of subsidiaries                                                     --        (59,363)           --
All other investment activities                                            (48,550)       (21,718)       49,115
---------------------------------------------------------------------------------------------------------------
NET CASH FLOWS USED IN INVESTMENT ACTIVITIES                            (1,548,435)    (1,633,168)   (1,012,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in other short-term borrowings                                      145,015        (78,989)      (39,066)
Policyholder contract deposits                                           2,861,930      2,917,475     1,904,060
Withdrawals of policyholder contract deposits                           (2,676,244)    (2,323,211)   (1,626,053)
Net increase (decrease) in certificates of deposit                         117,508         80,616       (66,943)
Increase in other banking deposits                                           9,557         37,841        20,350
Issuance of preferred stock of consolidated subsidiary                     100,000             --            --
Redemption of preferred stock                                             (100,000)            --            --
Issuance of long-term debt                                                 106,500             --        65,000
Repayment of long-term debt                                                 (1,518)       (35,152)      (86,925)
Net borrowings under revolving line of credit                               60,000          3,000        63,000
Purchase of common stock for treasury                                     (138,790)            --            --
Dividends                                                                  (81,988)       (80,600)      (73,511)
Proceeds from exercise of stock options                                      3,789          7,900         7,764
---------------------------------------------------------------------------------------------------------------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            405,759        528,880       167,676
---------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING YEAR          (145,674)         2,014       215,395
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             719,053        717,039       501,644
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $   573,379   $    719,053   $   717,039
===============================================================================================================
See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(Dollars in thousands)                                                                       Providian Corporation and Subsidiaries
===================================================================================================================================
                                                                          Net                   Common
                                                      Additional   Unrealized                    Stock     Unearned           Total
                               Preferred     Common      Paid-in   Investment     Retained     Held in   Restricted   Shareholders'
                                   Stock      Stock      Capital   Gain (Loss)    Earnings    Treasury        Stock          Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1992     $ 275,593   $ 57,662     $ 43,530    $ (33,300)  $1,809,103   $(221,664)     $    --      $1,930,924
Net income                                                                         322,496                                  322,496
Dividends:
  Preferred                                                                        (11,456)                                 (11,456)
  Common                                                                           (64,012)                                 (64,012)
Change in net unrealized
  investment gain (loss)                                               (1,698)                                               (1,698)
Issuance of 1,637,700 common
  shares from treasury on
  conversion of 295,200
  shares Series J Preferred
  Stock, and cash paid in
  lieu of fractional shares      (38,081)                 14,160                                23,815                         (106)
Issuance of 458,400 common
  shares under employee
  benefit plans, including
  tax benefit                                              2,015                       988       6,776                        9,779
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992     237,512     57,662       59,705      (34,998)   2,057,119    (191,073)          --       2,185,927
Net income                                                                         322,665                                  322,665
Dividends:
  Preferred                                                                         (7,493)                                  (7,493)
  Common                                                                           (75,912)                                 (75,912)
Common stock split                           57,663      (57,890)                                                              (227)
Change in net unrealized
  investment gain (loss)                                               52,202                                                52,202
Issuance of 5,927,900
  common shares from
  treasury on conversion
  of 1,068,100 shares
  Series J Preferred Stock,
  and cash paid in lieu of
  fractional shares             (137,512)                 47,077                                90,407                          (28)
Issuance of 583,800 common
  shares under employee
  benefit plans, including
  tax benefit                                              5,705                      (405)      9,650                       14,950
Award of 110,500 unearned
  restricted common shares
  to employees, net of
  forfeitures and
  amortization                                             2,456                                 1,727       (3,376)            807
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993     100,000    115,325       57,053       17,204    2,295,974     (89,289)      (3,376)      2,492,891
Adjustment to beginning
  balance for change in
  accounting method                                                   261,400                                               261,400
Net income                                                                         300,901                                  300,901
Dividends:
  Preferred                                                                         (1,163)                                  (1,163)
  Common                                                                           (81,080)                                 (81,080)
Change in net unrealized
  investment gain (loss)                                             (623,130)                                             (623,130)
Purchase of 4,334,400
  common shares for treasury                                                                  (138,790)                    (138,790)
Redemption of 1,000,000
  shares Series F Adjustable
  Rate Cumulative Preferred
  Stock                         (100,000)                                                                                  (100,000)
Issuance of 329,600 common
  shares under employee
  benefit plans, including
  tax benefit                                                593                    (1,697)     10,267                        9,163
Award of 115,200 unearned
  restricted common shares
  to employees, net of
  forfeitures and
  amortization                                              (550)                                3,781       (1,561)          1,670
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994   $      --   $115,325     $ 57,096    $(344,526)  $2,512,935   $(214,031)     $(4,937)     $2,121,862
===================================================================================================================================
See Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) designed for shareholder reporting to measure income on a going-concern basis. Insurance and banking subsidiaries of Providian Corporation (the "Company") also submit financial reports to regulatory authorities based on regulatory accounting practices designed to measure solvency, which differ significantly from GAAP. Certain 1993 and 1992 amounts have been reclassified to conform with the 1994 presentation. These reclassifications had no significant effect on the Company's financial position or results of operations. On May 11, 1994, the shareholders of the Company formally approved the change of its name to Providian Corporation from Capital Holding Corporation.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Providian Corporation and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

INVESTMENTS

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this Statement, securities are classified either as held to maturity, available for sale or trading. Upon adoption of SFAS No. 115, the Company classified substantially all of its securities as available for sale. In accordance with the Statement, prior year financial statements have not been restated to reflect the change in accounting principle. As a result of the adoption of SFAS No. 115, the net unrealized investment gain (loss) component of shareholders' equity increased by $261,400,000 (net of an adjustment to deferred policy acquisition costs of $42,000,000 and deferred federal income taxes of $140,800,000) to reflect the January 1, 1994, net unrealized gains on securities classified as available for sale previously carried at amortized cost. The adoption of SFAS No. 115 had no effect on net income.

     Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Trading account securities are carried at fair value with the unrealized gain or loss included as a component of investment income.

     Those bonds and redeemable preferred stocks that are not bought and held principally for the purpose of selling them in the near term or those which are not intended to be held to maturity are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale are credited or charged, net of applicable taxes and adjustments to related deferred policy acquisition costs, directly to shareholders' equity as a component of net unrealized investment gain (loss) and are recognized in income as a realized gain (loss) upon disposition of the investment. Securities that were classified as actively managed at December 31, 1993 were accounted for in the same manner as securities available for sale and have been reclassified as such in the accompanying balance sheet.

     Prior to January 1, 1994, the Company classified certain bonds and redeemable preferred stocks that were intended to be held to maturity as held for investment. These securities were carried at cost, adjusted for amortization of premium or accretion of discount. Adjustments to cost were amortized into investment income on a constant yield basis over the expected life of the investment. Gains and losses were recognized in income when the investment was sold. As permitted by SFAS No. 115, the Company designated those securities previously classified as held for investment as available for sale on January 1, 1994.

     Realized gains and losses on investments sold, net of unamortized gains and losses of related hedging instruments, and provisions for other than temporary impairment in the value of investments retained, are included in income. The cost of investments sold is determined on a first-in, first-out basis.

     Dividends on redeemable preferred stocks and interest on bonds and loans are credited to income as they accrue. Dividends on common and nonredeemable preferred stocks are credited to income on ex-dividend dates.

     Mortgage and consumer loans are carried at unpaid balances, net of allowances for uncollectible amounts. It is the Company's policy to discontinue the accrual of interest on mortgage loans when more than 90 days delinquent and on consumer loans when more than 180 days delinquent. Real estate taken in foreclosure is recorded at the lower of cost or fair value. Real estate is carried at cost less depreciation, generally calculated using the straight-line method. Policy loans are carried at unpaid balances. Other long-term investments are carried at cost or on the equity method, as appropriate. Short-term investments and cash equivalents are carried at cost, which approximates market value.

     In May 1993, the Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which establish accounting standards for creditors when a loan is deemed impaired. These Statements are primarily applicable to the commercial loan portfolio, as large groups of smaller balance homogeneous loans such as credit card, consumer installment loans, or residential mortgages are excluded. The Company will adopt these Statements effective January 1, 1995 and has determined that the adoption of these Statements will not have a material effect on the Company's financial position or results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swap, Cap and Floor Agreements

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments, without an exchange of the underlying principal amount. Interest rate cap agreements involve the payment of a maximum fixed interest rate when an indexed rate exceeds that fixed rate. Interest rate floor agreements involve the payment of a minimum fixed interest rate when that rate exceeds an indexed rate. The fair values of interest rate swap agreements, all of which are accounted for as hedges in 1994, are recorded in the Consolidated Statements of Financial Condition in a manner similar to the underlying asset or liability which is being hedged. During 1993, all interest rate swap agreements were accounted for as hedges except for certain interest rate swap agreements that were used as economic hedges against market value changes of certain debt securities. In accordance with insurance industry accounting practices prior to SFAS No. 115, these economic hedges were marked to market with the unrealized gains or losses credited or charged, net of applicable taxes, directly to shareholders' equity as a component of net unrealized investment gain (loss). See Note C for additional information related to these interest rate swap agreements. The amounts to be paid or received as a result of these agreements are accrued and recognized in the Consolidated Statements of Income through an adjustment to investment income or benefits and claims. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a constant yield basis over the expected remaining life of the hedged item, which approximates the term of the hedging instrument prior to its termination.

Futures and Forwards

Futures and forwards are contracts which call for the delayed delivery of securities in which the seller agrees to deliver on a specified future date, a specified instrument at a specified price. The daily change in market value of these contracts is recognized in realized gains (losses) in the Consolidated Statements of Income. Margin requirements on futures contracts, equal to the change in market value, usually are settled on a daily basis.

Options

Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specified period of time, a financial instrument at a specified price. The Company generally hedges written option positions with counterbalancing futures or purchased option positions. Options are carried at market value, with realized and unrealized gains and losses recognized in income or, if the option contract qualifies as a hedge, as an adjustment to the carrying amount of the asset or liability being hedged.

OPERATING PROPERTY

Operating property, including real estate, furniture and fixtures, and data processing hardware and related systems, is recorded at cost, which, for significant additions, includes interest capitalized. These assets are depreciated or amortized over their estimated useful lives, principally using the straight-line method.

POLICY AND LOAN ACQUISITION COSTS

The costs of acquiring new individual life, annuity, accident and health and property and casualty insurance policies are deferred to the extent recoverable from future premiums or expected gross profits. These costs consist principally of commissions; product-related printing, mailing, and solicitation costs; and other issue and marketing-related administrative expenses. The amortization policy is explained under Premiums, Benefits and Expenses. Mortgage loan commitment fees, net of direct costs incurred for successful efforts in acquiring loans, are deferred and amortized as income over the expected life of the loan, generally seven years. The direct costs of acquiring consumer loans are netted against related credit card and line of credit fees, if any, and deferred and amortized on a straight-line basis, generally over one year for credit card products and five or seven years for consumer line of credit products.

OTHER INTANGIBLES

The value of insurance in force purchased is an asset that is recorded in connection with the acquisition of an insurance company. The initial value is determined by an actuarial study using expected future gross profits as a measurement of the net present value of the insurance purchased, which is amortized on a constant yield basis, with the accrual of interest added to the unamortized balance using rates ranging from 6.25 to 15 percent. The balance is amortized over the estimated life of the insurance in force over a period not to exceed 30 years for individual life insurance, 25 years for individual accident and health insurance and 15 years for property and casualty insurance. Goodwill is amortized over a period not to exceed 40 years using the straight-line method.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policyholders and employee groups who generally bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses on the separate account assets and related liabilities equal to the benefits paid to the separate account policyholders are excluded from the amounts reported in the Consolidated Statements of Income. Fees charged or spread earned on policyholders' deposits are included in other income, net.

     Certain separate accounts provide policyholders with a guaranteed return consistent with the performance of an index such as the S&P 500. These separate accounts are included in the general account assets and liabilities for GAAP purposes due to the nature of the guaranteed return. However, this product is sold and reported as a separate account for statutory purposes.

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

Universal Life and Investment-Type Products

Universal life products include universal life and other interest-sensitive life insurance policies. Investment-type products consist primarily of guaranteed investment contracts (GICs) and single premium and flexible premium annuity and life contracts.

     Benefit reserves and policyholder contract deposits on these products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

INTEREST RATE ASSUMPTIONS

The weighted average assumed investment yield for policy reserves and deposits was 6.1 percent in 1994, 6.0 percent in 1993 and 6.1 percent in 1992.

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

Universal Life and Investment-Type Products

Premiums for these products consist of policy charges for the cost of insurance, policy initiation, administration and surrenders during the period. Expenses include interest credited to policy account balances, net payments or receipts related to interest rate exchange agreements and benefit payments made in excess of policy account balances. Credited interest rates ranged from 3.4 to 7.5 percent in 1994.

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

TREASURY STOCK

Repurchased shares of the Company's common stock are included in treasury stock at cost. Shares issued from treasury stock under employee benefit plans and for exercise of stock options are at original cost on a last-in, first-out basis.

NET INCOME PER COMMON AND COMMON
EQUIVALENT SHARE

Per common and common equivalent share amounts in the Consolidated Statements of Income have been calculated using net income after provision for dividends on nonconvertible preferred stock, divided by the weighted average number of common and common equivalent shares outstanding during the year (1994--99,319,000 shares; 1993--101,132,000 shares; and 1992--100,531,000 shares). Fully diluted net income per common share is not presented as it approximates net income per common and common equivalent share.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at their time of purchase. Cash paid for interest on debt was $82,370,000, $71,470,000 and $80,970,000 in 1994, 1993 and 1992,
respectively. Cash paid for federal income taxes was $230,507,000, $154,999,000 and $147,450,000 in 1994, 1993 and 1992, respectively.

NOTE B--ACQUISITIONS

During 1993, the Company acquired a life, accident and health insurance company and a company that provides college financing alternatives. The two companies were acquired in separate transactions for a total purchase price of $122,400,000, including liabilities assumed. The acquisitions were accounted for utilizing the purchase method of accounting and, in the aggregate, were not significant to the Company's consolidated financial position. The operating results of these acquisitions, subsequent to their acquisition dates, are included in the Company's consolidated results of operations. Pro forma combined results of operations prior to acquisition would not differ significantly from reported results and, consequently, are not presented.

NOTE C--INVESTMENTS

The following tables contain amortized cost and market value information on equity securities (common and nonredeemable preferred stocks), debt securities (bonds and redeemable preferred stocks) and related hedging instruments classified as available for sale and held for investment at December 31, 1994 and 1993:

------------------------------------------------------------------------
                                          Gross       Gross
                         Amortized   Unrealized  Unrealized     Market
December 31, 1994             Cost        Gains      Losses      Value
------------------------------------------------------------------------
(Dollars in thousands)

AVAILABLE FOR SALE
Debt securities:
  U.S. government
   obligations          $   508,870   $  1,819    $ 27,670   $   483,019
  States and political
   subdivisions             633,126     18,563      20,121       631,568
  Foreign government
   obligations(a)           192,843         41      15,988       176,896
  Corporate               6,095,224     89,412     433,067     5,751,569
  Foreign corporate(a)      520,871      1,565      44,776       477,660
  Mortgage-backed         2,348,583      6,409     131,255     2,223,737
------------------------------------------------------------------------
Total debt securities    10,299,517    117,809     672,877     9,744,449
Equity securities           611,288      2,163      56,218       557,233
------------------------------------------------------------------------
TOTAL AVAILABLE
FOR SALE                $10,910,805   $119,972    $729,095   $10,301,682
------------------------------------------------------------------------

                                          Gross       Gross
                         Amortized   Unrealized  Unrealized     Market
December 31, 1993             Cost        Gains      Losses      Value
------------------------------------------------------------------------
(Dollars in thousands)

AVAILABLE FOR SALE
Debt securities:
  U.S. government
   obligations           $  445,404   $  3,550    $  3,496    $  445,458
  States and political
   subdivisions             531,301     13,526       2,268       542,559
  Foreign government
   obligations(a)            40,601      1,387         293        41,695
  Corporate               3,078,089    111,034      23,249     3,165,874
  Foreign corporate(a)      113,209      3,289         719       115,779
  Mortgage-backed         1,071,229     18,986       4,103     1,086,112
  Related hedging
   instruments                   --         --      98,394       (98,394)
------------------------------------------------------------------------
Total debt securities     5,279,833    151,772     132,522     5,299,083
Equity securities           408,043     22,383      17,732       412,694
------------------------------------------------------------------------
TOTAL AVAILABLE
FOR SALE                 $5,687,876   $174,155    $150,254    $5,711,777
------------------------------------------------------------------------

HELD FOR INVESTMENT
Debt securities:
  U.S. government
   obligations           $  127,229   $  6,688    $    395    $  133,522
  States and political
   subdivisions             382,022     46,079          50       428,051
  Foreign government
   obligations(a)            87,044      7,406          --        94,450
  Corporate               3,189,822    316,111      11,332     3,494,601
  Foreign corporate(a)      234,797     25,884          --       260,681
  Mortgage-backed         1,302,507     58,644       4,838     1,356,313
------------------------------------------------------------------------
TOTAL HELD
FOR INVESTMENT           $5,323,421   $460,812    $ 16,615    $5,767,618
------------------------------------------------------------------------

(a) Substantially all are U.S. dollar denominated.

     The amortized cost and market value of available for sale debt securities at December 31, 1994, by contractual maturity follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, sometimes without call or prepayment penalties.

-----------------------------------------------------------------
                                           Amortized     Market
December 31, 1994                            Cost        Value
-----------------------------------------------------------------
(Dollars in thousands)

Due in one year or less                   $    71,102  $   70,348
Due after one year through five years       1,186,621   1,125,516
Due after five years through ten years      1,998,440   1,869,568
Due after ten years                         4,694,771   4,455,280
-----------------------------------------------------------------
Subtotal                                    7,950,934   7,520,712
Mortgage-backed securities                  2,348,583   2,223,737
-----------------------------------------------------------------
TOTAL DEBT SECURITIES                     $10,299,517  $9,744,449
=================================================================

     In accordance with SFAS No. 115, net unrealized losses on investments classified as available for sale in 1994 are reduced by deferred federal income taxes and adjustments to deferred policy acquisition costs that would have been required as a credit to income had such losses been realized. Net unrealized investment gain (loss) on available for sale securities as of December 31, 1994 and 1993 is summarized as follows (prior to adoption of SFAS No. 115, no similar adjustment for deferred policy acquisition costs was required):

-------------------------------------------------------------
December 31                                  1994       1993
-------------------------------------------------------------
(Dollars in thousands)

Net unrealized investment gain (loss)
 on available for sale securities before
 adjustments for the following:           $(609,123)  $23,901
  Amortization of deferred
   policy acquisition costs                  79,083       --
  Deferred federal income taxes             185,514    (6,697)
-------------------------------------------------------------
NET UNREALIZED INVESTMENT GAIN (LOSS)
ON AVAILABLE FOR SALE SECURITIES          $(344,526)  $17,204
=============================================================

     Additionally, the table below shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain (loss) on debt and equity securities for the years ended December 31, 1994, 1993 and 1992:

---------------------------------------------------------------
Year Ended December 31            1994         1993      1992
---------------------------------------------------------------
(Dollars in thousands)

CHANGE IN UNREALIZED
 INVESTMENT GAIN (LOSS)
  Available for sale:
    Debt securities            $(1,018,515)  $ 45,505  $  1,588
    Equity securities              (58,706)    42,835   (12,291)
  Held for investment:
    Debt securities                    --     254,673   (38,287)

CHANGE IN UNREALIZED
 INVESTMENT GAIN (LOSS)
 INCLUDED IN INVESTMENT
 INCOME:
  Trading account securities:
    Debt securities            $    (9,735)  $    --   $    --
    Equity securities                  987        --        --

REALIZED INVESTMENT
 GAIN (LOSS):
  Debt securities              $   (28,061)  $ 16,119  $ 27,672
  Equity securities                 (2,797)    12,112    11,886
  Other investments                (48,484)   (14,825)   (4,938)
===============================================================

     Proceeds during 1994 from sales of available for sale securities were $4,862,207,000. Gross gains of $75,804,000 and gross losses of $124,776,000 were realized on those sales. Gross gains and losses on related hedging instruments were $21,532,000 and $3,418,000, respectively, in 1994. Proceeds during 1993 and 1992 from sales of debt securities were $11,114,981,000 and $6,113,954,000, respectively. Gross gains of $384,268,000 and $272,059,000 and gross losses of $45,887,000 and $149,103,000 were realized on sales of debt securities during 1993 and 1992, respectively. Gross gains of $13,666,000 in 1993 and gross losses of $335,928,000 and $81,598,000 in 1993 and 1992, respectively, on related hedging instruments were realized on those sales. Included in realized investment gain (loss) in other investments in the preceding table for 1994 is a $52.4 million nonrecurring loss on the Company's impaired investment in Granite Partners, a limited partnership which invested in complex mortgage-backed securities.

     Federal income tax in 1994, 1993 and 1992 includes a provision (benefit) of $(31,501,000), $(1,911,000) and $3,131,000, respectively, for the tax effect of total realized gains or losses.

     Consumer loans have been reduced by the sales, without recourse, of unsecured receivables under asset securitization plans during 1994 and 1993 of $525,711,000 and $557,989,000, respectively. Total unsecured receivables outstanding under securitization plans were $2,368,642,000 as of December 31, 1994.

     An analysis of the allowance for loan losses on consumer and mortgage loans for the years ended December 31, 1994, 1993 and 1992 is as follows:

---------------------------------------------------------------------------------------
                                   Consumer                         Mortgage
                        ------------------------------   ------------------------------
Year Ended
December 31               1994       1993       1992       1994       1993       1992
---------------------------------------------------------------------------------------
(Dollars in thousands)

Balance at begin-
 ning of period         $ 75,061   $ 82,974   $ 74,710   $ 51,362   $ 47,510   $ 46,478
Current period
 provision                50,313     58,918     79,002     21,006     33,561     28,143
Current period
 chargeoffs, net
 of recoveries           (49,156)   (66,831)   (70,738)   (20,168)   (29,709)   (27,111)
---------------------------------------------------------------------------------------
BALANCE AT
END OF PERIOD           $ 76,218   $ 75,061   $ 82,974   $ 52,200   $ 51,362   $ 47,510
=======================================================================================

     Mortgage loans which have been non-income producing for the preceding twelve months were $20,700,000 at December 31, 1994 and $44,109,000 at December 31, 1993.

NET INVESTMENT INCOME

Gross investment income, net of payments or receipts on related interest rate exchange agreements, by type of investment, and investment expenses for the years ended December 31, 1994, 1993 and 1992, were as follows:

-----------------------------------------------------------------------
Year Ended December 31                  1994        1993        1992
-----------------------------------------------------------------------
(Dollars in thousands)

Gross investment income:
  Available for sale and
   held for investment:
     Debt securities                 $  805,787  $  694,179  $  638,741
     Equity securities                   61,313      29,648      34,483
  Trading account securities              3,579         --          --
  Mortgage loans                        398,557     421,939     430,875
  Consumer loans                        314,207     315,602     314,560
  Policy loans                           22,936      18,293      17,088
  Real estate and other long-term
   investments                           32,252      24,116      35,288
  Short-term investments and
   cash equivalents                      23,057      23,439      30,036
-----------------------------------------------------------------------
TOTAL                                 1,661,688   1,527,216   1,501,071
Less investment expenses                 49,861      65,770      47,529
-----------------------------------------------------------------------
INVESTMENT INCOME,
NET OF EXPENSES                      $1,611,827  $1,461,446  $1,453,542
=======================================================================

NOTE D--FINANCIAL INSTRUMENTS

The Company utilizes a variety of financial instruments in its asset/liability management process and to meet its customers' financing needs. The asset/liability management process focuses on the management of a variety of risks, including market (primarily interest rate risk) and credit risks. Effective management of these risks is an important determinant of profitability. Instruments used in this process and to meet the customers' financing and investing needs include derivative financial instruments, primarily interest rate swap agreements and futures contracts, and commitments to extend credit. Other derivatives, such as interest rate cap and floor agreements, options and forwards are used to a much lesser extent in the asset/liability management process. All of these instruments involve (to varying degrees) elements of market and credit risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional values of all of these instruments reflect the extent of involvement in the various types of financial instruments.

     The Company's exposure to market risk (including interest rate risk) is the risk of market volatility and potential disruptions in the market which may result in certain instruments being less valuable. The Company monitors and controls its exposure to this risk primarily through the use of total portfolio analysis of net duration levels, a monthly mark to market process and ongoing monitoring of interest rate movements.

     The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. This exposure includes settlement risk (risk that the counterparty defaults after the Company has delivered funds or securities under the terms of the contract) which results in an accounting loss and replacement cost risk (cost to replace the contract at current market rates should the counterparty default prior to the settlement date). There is no off-balance sheet exposure to credit risk that would result in an immediate accounting loss (settlement risk) associated with counterparty non-performance on interest rate swap agreements (including caps and floors), futures, forwards and options. Interest rate swap, cap and floor agreements are subject to replacement cost risk, which equals the cost to replace those contracts in a net gain position should a counterparty default. These instruments, as well as futures, forwards and options are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. Credit loss exposure resulting from non-performance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

     The credit risk on all financial instruments, whether on- or off-balance sheet, is controlled through an ongoing credit review, approval and monitoring process. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk, and establishes individual and aggregate counterparty exposure limits. In order to limit exposure associated with counterparty non-performance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties. These master netting agreements provide that, upon default of either party, contracts in gain positions will be offset with contracts in loss positions and the net gain or loss will be received or paid, respectively. Assuming every counterparty defaulted, the cost of replacing those interest rate contracts in a net gain position, after consideration of the aforementioned master netting agreements, was $6,252,000 and $222,015,000 at December 31, 1994 and 1993, respectively.

     The Company manages interest rate risk through the use of duration analysis. Duration is a key portfolio management tool and is measured for both assets and liabilities. For the simplest forms of assets or liabilities, duration is proportional to their weighted average life, with weights equal to the discounted present value of estimated cash flows. This methodology causes near-term cash flows to have a greater proportional weight than cash flows further in the future. For more complex assets and liabilities with optional cash flows, for example, callable bonds, mortgage-backed securities, or traditional insurance liabilities, additional adjustments are made in estimating an effective duration number. The Company uses derivatives as a less costly and less burdensome alternative to restructuring the underlying cash instruments to manage interest rate risk based upon the aggregate net duration level of its aggregate portfolio.

     The following table provides information for each significant derivative product type. The Company uses futures contracts primarily to adjust the net duration level of the overall portfolio. Interest rate swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability or to adjust the net duration level of the overall portfolio. These interest rate swaps generally provide for the exchange of the difference between fixed and floating (primarily six month or less London Interbank Offered Rate (LIBOR)) interest amounts based upon an underlying notional amount. The basis swaps are contracts where the Company receives an amount based primarily upon six month or less LIBOR and pays an amount based on either a short-term Treasury or Prime rate. The information below is based on the assumption that rates will remain constant at December 31, 1994 levels. To the extent that actual rates change, the variable interest rate information will change accordingly. The following table illustrates the maturities and weighted average rates by type of derivative product held at December 31, 1994:


Maturity Schedule by Year for Derivative Products
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   1999-
                                                                        1995      1996       1997       1998        2002     Total
(Dollars in millions)

RECEIVE FIXED
SWAPS
Notional value                                                        $  756     $ 294      $ 392      $ 573      $1,856    $3,871
Weighted average:
  Receive rate                                                          7.87%     7.69%      6.37%      5.64%       6.96%     6.94%
  Pay rate                                                              5.90      5.81       6.08       5.82        5.95      5.92

PAY FIXED SWAPS
Notional value                                                        $  207     $  --      $  50      $  --      $   10    $  267
Weighted average:
  Receive rate                                                          5.56%       --       8.88%        --        6.08%     6.20%
  Pay rate                                                              6.45        --       7.04         --        5.66      6.53

BASIS SWAPS
Notional value                                                        $  451     $  10      $ 337      $  10      $   --    $  808
Weighted average:
  Receive rate                                                          7.24%     7.65%      6.95%      6.36%         --      7.12%
  Pay rate                                                              5.88      6.11       6.27       5.93          --      6.05

OTHER DERIVATIVE
PRODUCTS(A)
Notional or
  contract value                                                      $1,577     $  80      $  35      $ 149      $  177    $2,018
TOTAL NOTIONAL OR
CONTRACT VALUE                                                        $2,991     $ 384      $ 814      $ 732      $2,043    $6,964
TOTAL WEIGHTED
AVERAGE RATES
ON SWAPS:
Receive rate                                                            7.33%     7.69%      6.64%      5.65%       6.96%     6.91%
Pay rate                                                                5.97      5.82       6.17       5.83        5.95      5.97

(a) Other derivative products include interest rate caps and floors, futures and options.

     The following table summarizes the activity by notional or contract value in derivative products for 1994, 1993 and 1992:

                                                                                         Pay
                                                                           Receive     Fixed/                           Other
                                                                          Fixed/Pay    Receive                       Derivative
                                                                           Floating   Floating   Basis    Futures    Products(a)
(Dollars in millions)

Balance at
  January 1, 1992                                                           $ 4,592    $ 3,851    $503    $   589      $ 2,802
   Additions                                                                    671      2,428      --      1,317        1,680
   Maturities                                                                  (188)      (597)    (40)        --       (1,447)
   Terminations                                                                (268)    (1,283)     --     (1,809)        (143)
Balance at
  December 31, 1992                                                           4,807      4,399     463         97        2,892
   Additions                                                                  1,858      1,856     120      7,204        1,641
   Maturities                                                                  (646)       (76)    (55)        --       (1,244)
   Terminations                                                              (1,384)    (3,942)     (2)    (6,569)      (2,102)
Balance at
  December 31, 1993                                                           4,635      2,237     526        732        1,187
   Additions                                                                  3,061         10     315      7,030          250
   Maturities                                                                  (555)      (281)    (33)        --         (424)
   Terminations                                                              (3,270)    (1,699)     --     (6,499)        (258)
BALANCE AT
DECEMBER 31, 1994                                                           $ 3,871    $   267    $808    $ 1,263      $   755

(a) Other derivative products include interest rate caps and floors, futures, options and foreign currency forwards.

     During 1994 and 1993, the Company terminated or closed certain interest rate swaps which were accounted for as hedges. The net deferred gains on these agreements were $116,262,000 and $91,327,000 as of December 31, 1994 and 1993,
respectively, and are being amortized to investment income over the expected remaining life of the related investment, generally four to ten years.

     The following table summarizes the unrealized gains and losses on derivative products as of December 31, 1994 and 1993:

                                                                                  Total                                    Net
                                                                                 Notional    Unrealized   Unrealized    Unrealized
December 31, 1994                                                                 Value        Gains        Losses     Gain (Loss)
(Dollars in thousands)

Receive fixed                                                                    $3,871,000    $  8,576      $133,555    $(124,979)
Pay fixed                                                                           267,000       3,406           658        2,748
Basis                                                                               808,000       1,733         2,692         (959)
Other derivative
  products(a)                                                                     2,018,000       2,202         2,393         (191)
TOTAL                                                                            $6,964,000    $ 15,917      $139,298    $(123,381)

                                                                                      Total                                    Net
                                                                                   Notional  Unrealized    Unrealized   Unrealized
December 31, 1993                                                                     Value       Gains        Losses   Gain (Loss)
(Dollars in thousands)

Receive fixed                                                                    $4,635,000    $284,396      $  7,788    $ 276,608
Pay fixed                                                                         2,237,000       3,341       113,248     (109,907)
Basis                                                                               526,000       6,378            89        6,289
Other derivative
  products(a)                                                                     1,919,000         110           387         (277)
TOTAL                                                                            $9,317,000    $294,225      $121,512    $ 172,713

(a) Other derivative products include interest rate caps and floors, futures, options and foreign currency forwards.

     Included in Pay fixed for 1993 is a net unrealized loss of $98,394,000 which is recorded directly in shareholders' equity as a component of net unrealized investment gain (loss) in the accompanying Statements of Financial Condition. The net unrealized gain (loss) on all other derivative instruments included in the preceding table is off-balance sheet.

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

     The Company has issued Trust GIC contracts to plan sponsors pursuant to the terms of which the plan sponsor retains legal title to the assets and receives the investment performance related to these contracts. The Company guarantees to provide benefit responsiveness, which may take the form of annuities, in the event that qualified plan benefit requests exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan contributions and asset cash flows. In return for this guarantee, the Company receives a premium which varies based on such elements as benefit responsive exposure and contract size. The Company thoroughly underwrites the plan(s) for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow availability. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements which would have a material effect on reported financial results.

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

     The following table summarizes the Company's commitments as of December 31, 1994 and 1993:

--------------------------------------------------
Year Ended December 31         1994        1993
--------------------------------------------------
(Dollars in thousands)

Consumer lines of credit    $6,744,601  $4,664,378
Trust GIC contracts          8,498,368   4,439,494
Other commitments            1,007,791     639,522
==================================================

CONCENTRATIONS OF CREDIT RISK

The Company invests its cash and cash equivalents with major financial institutions, in U.S. government agency securities and in commercial paper of companies with strong credit ratings. The investments mature within 90 days and, therefore, are subject to little risk. The Company has not experienced credit losses related to these investments.

     The Company limits credit risk by diversifying its investment portfolio among common and preferred stocks, public bonds, private placement securities and commercial and residential mortgage loans. It further diversifies these portfolios between and within industry sectors, by geography and by property type. Credit risk is also limited by maintaining stringent underwriting standards and purchasing insurance protection in certain cases.

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

----------------------------------------------------------------------------------------------------------------------------------
                                                                                               1994                  1993
                                                                                      ---------------------  ---------------------
                                                                                                   CARRYING               Carrying
December 31                                                                           FAIR VALUE    AMOUNT   Fair Value    Amount
----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)

ASSETS
Investments:
 Securities available for sale:
  Bonds and
   redeemable
   preferred stocks(a)                                                                   $ 9,744    $ 9,744     $ 5,397    $ 5,397
  Common and
   nonredeemable
   preferred stocks(a)                                                                       557        557         413        413
 Bonds and
  redeemable
  preferred stocks-
  held for investment                                                                         --         --       5,768      5,323
 Trading account
  securities(a)                                                                              115        115          --         --
 Commercial
  mortgage loans                                                                           2,769      2,650       2,810      2,558
 Residential
  mortgage loans                                                                           2,458      2,550       1,650      1,637
 Consumer loans                                                                            2,801      2,270       2,393      1,868
 Policy loans                                                                                391        391         352        352
 Real estate and other
  investments(a)                                                                             418        418         565        565
Derivative instruments
 relating to:
 Securities available
  for sale(a)                                                                                 --         --         (98)       (98)
 Commercial and
  residential
----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                                         19,254     18,695      19,432     18,015

Cash and cash
 equivalents(a)                                                                              573        573         719        719
Deferred policy and
 loan acquisition costs                                                                       --      1,491          --      1,374
Value of insurance in
 force purchased                                                                              --        274          --        284
Goodwill(a)                                                                                  222        222         230        230
Separate account assets(a)                                                                 1,354      1,354       1,446      1,446
Other assets(a)                                                                            1,004      1,004         861        861
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                             $22,407    $23,613     $22,688    $22,929
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
                                                                                              1994                   1993
                                                                                      ---------------------  ---------------------
                                                                                                   CARRYING               Carrying
December 31                                                                           FAIR VALUE     AMOUNT  Fair Value     Amount
----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Policy liabilities:
 Benefit reserves                                                                        $ 6,812    $ 8,706     $ 7,017    $ 8,405
 Policyholder
  contract deposits                                                                        7,316      7,422       6,737      6,641
 Policy and contract
  claims and other
  policyholders' funds                                                                       373        386         436        455
----------------------------------------------------------------------------------------------------------------------------------
TOTAL POLICY
LIABILITIES                                                                               14,501     16,514      14,190     15,501

Banking deposits                                                                           1,676      1,680       1,556      1,553
Accrued expenses and
 other liabilities(a)                                                                        999        999         986        986
Separate account
 liabilities(a)                                                                            1,354      1,354       1,446      1,446
Long-term debt                                                                               699        694         664        589
Deferred federal
 income tax                                                                                  388        150         739        361
Derivative instruments
 relating to:
  Benefit reserves                                                                            (1)        --          (5)        --
  Policyholder contract
   deposits                                                                                  120         --         (95)        --
  Banking deposits                                                                             6         --           8         --
  Long-term debt                                                                              (1)        --           3         --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                         19,741     21,391      19,492     20,436
----------------------------------------------------------------------------------------------------------------------------------
Preferred Stock of
 Consolidated
 Subsidiary(a)                                                                               100        100          --         --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS'
EQUITY                                                                                   $ 2,566    $ 2,122     $ 3,196    $ 2,493
==================================================================================================================================

(a) These balance sheet items are carried at fair value or are not covered by SFAS No. 107 and are reported at carrying amounts.

VALUATION METHODS AND ASSUMPTIONS

Bonds, Preferred Stocks and Common Stocks

Fair values for debt and equity securities (including trading account securities) are based on quoted market prices, where available. For debt securities for which a quoted market price is not available, fair values are estimated using a pricing matrix or quoted prices of comparable instruments.

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

Deferred Federal Income Tax

Included in this caption is a projected liability for federal income tax which may be incurred as a result of the excess of estimated fair value over reported values of the assets, liabilities and derivative instruments. This projected tax liability of $212,906,000 and $378,494,000 at December 31, 1994 and 1993,
respectively, has been computed on a non-discounted basis assuming a statutory federal income tax rate of 35 percent for both 1994 and 1993.

Derivative Instruments

Derivative instruments include interest rate swap, cap and floor agreements. Fair values for these interest rate exchange agreements are based on pricing models or formulas using current assumptions.

NOTE F--ACCUMULATED DEPRECIATION AND AMORTIZATION

Accumulated depreciation and amortization were as follows:

-----------------------------------------------------------
December 31                                1994      1993
-----------------------------------------------------------
(Dollars in thousands)

Investment real estate                   $  3,018  $  2,431
Operating property                        180,499   154,550
Value of insurance in force purchased      50,055   229,312
Goodwill                                   87,952    79,804
===========================================================

     The value of insurance in force purchased is an asset that represents the present value of future profits on business acquired. An analysis of the value of insurance in force purchased for the years ended December 31, 1994, 1993 and 1992 is as follows:

----------------------------------------------------------------
Year Ended December 31              1994       1993       1992
----------------------------------------------------------------
(Dollars in thousands)

Balance at beginning of period    $283,509   $228,924   $259,660
Additions resulting from
  acquisitions                      10,700     73,800         --
Accretion of interest during
  the year                          29,097     30,584     28,510
Amortization of asset              (49,840)   (49,799)   (41,534)
Write-offs                              --         --    (17,712)
----------------------------------------------------------------
Balance at end of period          $273,466   $283,509   $228,924
================================================================

     The value of insurance in force purchased which was written off in 1992 relates to the Durham Corporation credit life business, which was sold during the year. Amortization of the value of insurance in force purchased in each of the following years is expected to be: 1995--$48,299,000; 1996--$44,668,000;
1997--$42,109,000; 1998--$39,311,000 and 1999--$36,714,000.

NOTE G--FEDERAL INCOME TAX

Federal income tax expense (benefit) for the years ended December 31, 1994, 1993 and 1992 consisted of the following:

----------------------------------------------------------
Year Ended December 31        1994       1993       1992
----------------------------------------------------------
(Dollars in thousands)

Current                     $136,364   $192,891   $118,268
Deferred                        (462)   (28,498)    11,263
----------------------------------------------------------
TOTAL FEDERAL INCOME TAX    $135,902   $164,393   $129,531
==========================================================

     As a result of the Omnibus Budget Reconciliation Act of 1993, enacted on August 10, 1993 and made retroactive to January 1, 1993, the federal statutory income tax rate increased to 35 percent from 34 percent. The effect of the change in tax legislation increased income tax expense by $16,771,000 for the year ended December 31, 1993, including a one-time charge of $11,682,000 as a result of applying the newly enacted tax rate to deferred tax balances as of August 10, 1993, and a $5,089,000 impact on current taxes for 1993 due to the change in the statutory tax rate.

     The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

-------------------------------------------------------------------------------------------------
                                                                   Percent of GAAP Pretax Income
                                                                   ------------------------------
Year Ended December 31                                             1994         1993         1992
-------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                  35.0%        35.0%        34.0%
Tax-preferenced investment income                                  (3.4)        (3.3)        (3.6)
Impact on deferred of enacted
   tax rate change                                                   --          2.4           --
Other items, net                                                    (.7)         (.3)        (1.7)
-------------------------------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE                                          30.9%        33.8%        28.7%
=================================================================================================

     Deferred tax liabilities and assets consisted of the following:

---------------------------------------------------------------------------------------------
December 31                                                            1994              1993
---------------------------------------------------------------------------------------------
(Dollars in thousands)

DEFERRED TAX LIABILITIES:
Deferred policy and loan acquisition costs                         $439,107          $421,302
Market discount on investments                                       26,465            23,614
Value of insurance in force purchased                                79,517            85,882
Prepaid pension asset                                                32,530            29,128
Net unrealized gain on available
   for sale securities                                                   --             6,697
Other                                                                12,051            35,958
---------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES                                      589,670           602,581

DEFERRED TAX ASSETS:
Policy liabilities                                                   67,808            51,040
Employee benefit accruals                                            38,583            32,135
Loan loss reserve                                                    62,377            68,255
Net unrealized loss on available
   for sale securities                                              185,514                --
Net deferred investment gains                                        47,134            32,257
Other                                                                38,423            58,469
---------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS                                           439,839           242,156
---------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITIES                                       $149,831          $360,425
=============================================================================================

     Prior to 1984, a portion of the life insurance subsidiaries' current income was not subject to current income tax and was accumulated in tax accounts known as policyholders' surplus. The total of the life insurance subsidiaries' balances accumulated in the policyholders' surplus accounts as of December 31, 1983 amounted to $256,996,000 and was frozen at that time as a result of the Tax Reform Act of 1984. Accordingly, no additions to the policyholders' surplus accounts have been made since that date. Distributions from these accounts would be subject to current income tax. At December 31, 1994, the life insurance subsidiaries could have paid (or deemed to have paid) to the Company additional dividends, subject to statutory limitations on subsidiary dividends as discussed in Note J, of approximately $1,174,415,000 before being subject to tax on any portion of the policyholders' surplus accounts. Since the Company believes that the policyholders' surplus accounts will not be subject to current income tax in the foreseeable future, no provision has been made for the related deferred income taxes of $89,949,000.

NOTE H--DEBT

Long-term debt consisted of the following:

-------------------------------------------------------------
December 31                                  1994      1993
-------------------------------------------------------------
(Dollars in thousands)

Debentures:
  Sinking Fund 8.75% due 2017              $ 95,000  $ 95,000

Notes:
  8.95% to 9.50% medium-term notes due
   1995, noncallable                         84,000    84,000
  8.17% to 8.97% medium-term notes due
   1996, noncallable                         65,750    65,750
  7.043% to 9.79% medium-term notes due
   1997, noncallable                         57,500    57,500
  8.11% to 9.35% medium-term notes due
   1998, noncallable                         13,000    13,000
  8.83% to 8.90% medium-term notes due
   1999, noncallable                         70,000    70,000
  7.78% to 9.99% medium-term notes due
   2000 to 2022, noncallable                284,000   177,500
  10.00% medium-term notes due 2021,
   callable at par in 2001                   25,000    25,000
Other                                            --     1,518
-------------------------------------------------------------
TOTAL                                      $694,250  $589,268
=============================================================

     Aggregate maturities and sinking fund requirements of long-term debt in each of the following years are: 1995--$84,000,000; 1996--$65,750,000;
1997--$57,500,000; 1998--$13,000,000 and 1999--$75,000,000.

DEBENTURES

The 8.75 percent Sinking Fund Debentures are subject to an annual sinking fund beginning in 1998 and to a 10-year refunding provision, which may be reduced to the extent that the debentures are acquired through early redemption provisions or on the open market.

REVOLVING CREDIT FACILITY AGREEMENTS

The Company entered into a Revolving Credit Facility Agreement, with various domestic and international banks, effective June 19, 1992 with an expiration date of June 19, 1997. The agreement provides for an aggregate principal amount of $300,000,000 in unsecured borrowings with a facility fee of .125 percent per annum based on the commitment at the time, regardless of usage, and on the Company's ratings on senior debt. The facility enables the Company to borrow on a standby basis and under competitive bid procedures. The loans bear interest based on one of the following options: fixed rates determined by the participating banks; LIBOR adjusted for a margin; LIBOR plus a margin of .25 percent; an adjusted certificate of deposit rate plus a margin of .375 percent; or the higher of the base commercial lending rate or the federal funds rate plus .50 percent. The above margins are based on the Company's ratings on senior debt. There have been no borrowings under this agreement.

     The Company renewed a short-term committed revolving credit facility effective October 11, 1994 having an initial 364 day term that may be renewed annually. The unsecured agreement provides for an aggregate principal amount of $100,000,000 with a facility fee of .10 percent per annum on the daily average balance. The borrowings bear interest based upon one of the following options: higher of the federal funds rate plus .25 percent or the base commercial lending rate; LIBOR plus .225 percent; or an adjusted certificate of deposit rate plus .35 percent. There have been no borrowings under this facility.

SYNDICATED CREDIT FACILITY AGREEMENT

The Company entered into a five-year Syndicated Credit Facility Agreement, with various international banks, effective August 21, 1990. The agreement provides for an aggregate principal amount of $450,000,000 in unsecured borrowings with an annual commitment fee of .10 percent on the average daily unused commitment, and a facility fee of .025 percent per annum based on the commitment at the time regardless of usage. The facility enables the Company to borrow on a standby basis and under competitive bid procedures. The loans bear interest based on one of the following options: fixed rates determined by the domestic offices of the participating banks; LIBOR adjusted for a margin; LIBOR plus .20 percent; or the greater of the federal funds rate plus .125 percent or the base commercial lending rate. There have been no borrowings under this agreement.

REVOLVING CREDIT AGREEMENTS

Certain subsidiaries of Providian Bancorp, Inc., a wholly-owned subsidiary of the Company, maintain a revolving credit agreement with various domestic and international banks. The agreement provides for an aggregate principal amount of $500,000,000, with a facility fee of .175 percent or .20 percent per annum of the total commitment amount, determined on the basis of Providian Bancorp's consolidated tangible capital. Revolving credit loans under the agreement bear interest based on one of the following options: greater of the federal funds rate plus .50 percent or the prime commercial lending rate of the agent bank; LIBOR plus .175 percent, or a competitive bid option rate. The agreement expires October 14, 1997, with an optional one-year extension. At December 31, 1994, outstanding borrowings under the agreement were $235,000,000. This agreement replaces previous agreements which provided for an aggregate principal amount of $400,000,000. At December 31, 1993, the outstanding borrowings under those agreements were $175,000,000.

SUMMARY OF SHORT-TERM BORROWINGS

In addition to the credit facilities discussed above, the Company may use other borrowing sources, such as commercial paper, federal funds purchased and repurchase agreements, to meet its short-term financing needs. The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 1994 and 1993:

---------------------------------------------------------------------------
                                   1994                      1993
                          ------------------------  -----------------------
                                       Weighted                  Weighted
                                       Average                   Average
December 31               Balance   Interest Rate   Balance   Interest Rate
---------------------------------------------------------------------------
(Dollars in thousands)

Commercial paper          $ 49,711      6.14%       $ 49,870      3.28%
Borrowings under
  Providian Bancorp:
  Revolving credit
   agreements              235,000      6.41         175,000      3.80
  Federal funds
   purchased               198,000      6.03              --        --
  Repurchase
   agreements                   --        --          52,826      3.43
---------------------------------------------------------------------------

NOTE I--PREFERRED STOCK OF CONSOLIDATED SUBSIDIARY

In May 1994, Providian LLC was formed and capitalized through the purchase of common shares by the Company. Providian LLC exists solely for the purpose of issuing preferred and common shares and lending the proceeds to the Company to provide permanent funding for the redemption of the Company's Adjustable Rate Cumulative Preferred Stock, Series F. On May 12, 1994, Providian LLC completed the issuance of 4,000,000 shares of Cumulative Monthly Income Preferred Stock
(MIPS) at $25 per share to replace the redeemed Series F Preferred Stock (see Note J). The MIPS are redeemable at the option of Providian LLC (with the Company's consent) in whole or in part on or after May 31, 1999 at a redemption price of $25 per share plus accumulated and unpaid dividends. Upon liquidation of Providian LLC, the holders of the MIPS are entitled to $25 per share plus accumulated and unpaid dividends. The MIPS pays monthly dividends at an annual rate of 8.875 percent. The Company has unconditionally guaranteed all legally declared and unpaid dividends of Providian LLC.

NOTE J--SHAREHOLDERS' EQUITY AND RESTRICTIONS

COMMON STOCK

In 1994, the Company announced plans to repurchase five million shares of the Company's common stock on the open market. Through December 31, 1994, the Company repurchased 4,334,400 shares at an aggregate cost of $138,791,000. Between January 1, 1995 and February 8, 1995, the Company repurchased an additional 422,200 shares at an aggregate cost of $13,882,000.

PREFERRED STOCK

On March 2, 1994, the Company redeemed, at face value, all 1,000,000 shares of its Series F, Adjustable Rate Cumulative Preferred Stock, at $100 per share plus accrued and unpaid dividends through the date of redemption.

     Effective June 16, 1993, each of the 1,918,200 outstanding shares of Series J, Junior Noncumulative Preferred Stock was exchanged for 5.55 shares of the Company's common stock and all rights of the holders of Series J preferred stock, including the right to receive dividends, were terminated.

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

STATUTORY LIMITATIONS ON SUBSIDIARY DIVIDENDS

The Company's insurance subsidiaries are subject to limitations on the payment of dividends to it. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (and with respect to life and health subsidiaries in the state of Missouri, in excess of the greater of): (a) 10 percent of the insurance subsidiaries' statutory shareholders' equity as of the preceding December 31; or (b) the insurance subsidiaries' statutory gain from operations for the preceding year. The banking subsidiaries' payment of dividends are restricted by certain net worth requirements, and these subsidiaries were in compliance with those requirements at December 31, 1994.

     The following table is a comparison of subsidiaries' statutory net income and consolidated GAAP net income. Statutory shareholders' equity for the insurance subsidiaries consisted of capital and surplus of $28,578,000 and $1,156,435,000, respectively, in 1994 and $43,567,000 and $1,177,819,000, respectively, in 1993. In converting to GAAP, typical adjustments to insurance statutory amounts include: (a) costs of acquiring new policies are deferred and amortized over the premium-paying period or in relation to the incidence of expected gross profits; (b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; (c) deferred income taxes are provided; (d) acquisitions accounted for as purchases recognize the fair value of assets and liabilities acquired; (e) statutory non-admitted assets are restored for GAAP; and (f) for banking, the direct costs of acquiring consumer loans are deferred and amortized over one, five or seven years, depending on the product.

------------------------------------------------------------
Year Ended December 31          1994       1993       1992
------------------------------------------------------------
(Dollars in thousands)

Statutory gain (loss) from
  insurance operations:
  Life insurance companies    $187,750   $156,202   $112,506
  Property and casualty
   insurance companies          (1,853)     8,662      8,095
------------------------------------------------------------
Total statutory gain from
  insurance operations         185,897    164,864    120,601
Realized investment
  loss, net of tax             (24,267)    (5,553)   (16,901)
------------------------------------------------------------
Total insurance statutory
  net income                   161,630    159,311    103,700
Banking net income             101,298    127,707     68,037
------------------------------------------------------------
Total statutory net income    $262,928   $287,018   $171,737
============================================================
Consolidated GAAP
net income                    $300,901   $322,665   $322,496
============================================================

     The Company believes that contractual and statutory limitations impose no practical restrictions on the Company's dividend and common stock repurchase plans.

NOTE K--COMMITMENTS AND CONTINGENCIES

LEASES

At December 31, 1994, future minimum rental commitments under noncancellable leases aggregated $106,896,000 through 2012 for office space and aggregated $12,899,000 through 1999 for data processing and other equipment. Total payments under these commitments in each of the following years are: 1995--$20,571,000; 1996--$17,258,000; 1997--$12,528,000; 1998--$9,822,000 and 1999--$7,583,000.
The leases contain no significant restrictions or obligations, and capital leases included are not material.

REINSURANCE AND UNDERWRITING RISK

To limit risk, the Company retains no more than $1,000,000 of life insurance and $250,000 of accidental death benefits for any single life. Excess coverages are reinsured externally, and at December 31, 1994, amounted to approximately 5.6 percent of total life insurance in force. The Company would become liable for the reinsured benefits if the reinsurers could not meet their obligations.

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

NOTE L--BENEFITS PLANS

The Company has a defined benefit pension plan covering most of its full-time employees. The plan is non-contributory and provides benefits that are based on employees' years of service and highest consecutive five-year average compensation during the last ten years of employment. Employee groups not participating in the defined benefit pension plan are covered by defined contribution retirement or profit sharing plans. In addition, the Company has a thrift savings plan which provides for partial employer matching of participant contributions. The Company and its subsidiaries also provide certain life insurance and health care benefits, including benefits to eligible retirees. Retiree medical insurance was discontinued for those employees retiring after June 1, 1989.

NOTE M--STOCK OWNERSHIP AND STOCK OPTION PLANS

The Providian Corporation Stock Ownership Plan (the "Plan") provides for the award of up to 3,600,000 shares of the Company's common stock (subject to certain adjustments) on a nonrestricted or restricted basis. Under the Plan, a portion of key employees' incentive awards (and non-employee directors' compensation) may be paid in nonrestricted shares of the Company's common stock and matched with an award of restricted shares. Recipients of all stock awards have the right to vote their respective shares and to receive cash dividends. Nonrestricted stock can be withdrawn after the grant date, subject to forfeiture of the matching restricted shares. Restricted stock cannot be sold or transferred by the recipient prior to the vesting period, which is three years for 50 percent of the shares and six years for the remaining shares. During 1994, there were 145,000 shares (1993--78,000 shares) issued under the Plan which were nonrestricted and 147,000 shares (1993--78,000 shares) which were restricted. Unearned compensation under the Plan is recorded as Unearned restricted stock in the Consolidated Statements of Financial Condition and is being amortized over the vesting period.

     The Company has a stock option plan for key employees which authorizes the Board of Directors to grant, before January 1, 1999, options to purchase a total of 4,400,000 shares of common stock and related stock appreciation rights, subject to various terms, at not less than fair market value. The options granted become exercisable at the rate of one-third per year beginning one year after the date granted, and must be exercised not later than ten years after the grant date. At December 31, 1994, there were 1,039,000 shares available for future grant (1993--1,548,500 shares) and options for 2,107,700 shares were exercisable (1993--1,681,600 shares). Plan activity for the most recent three years follows:

--------------------------------------------------------------
                                    Number of    Option Price
                                     Options      Per Share
--------------------------------------------------------------
Outstanding at January 1, 1992      2,809,286    $ 8.46-$26.38
  Granted                             786,440    $28.69-$31.91
  Exercised                          (493,398)   $ 8.46-$21.75
  Canceled or forfeited               (58,748)   $ 9.82-$31.78
--------------------------------------------------------------
Outstanding at December 31, 1992    3,043,580    $ 9.08-$31.91
  Granted                             698,700    $38.31-$43.06
  Exercised                          (575,577)   $ 9.08-$31.78
  Canceled or forfeited              (162,090)   $10.63-$43.06
--------------------------------------------------------------
Outstanding at December 31, 1993    3,004,613    $12.53-$43.06
  Granted                             680,475    $30.75-$33.25
  Exercised                          (189,617)   $12.69-$31.78
  Canceled or forfeited              (171,449)   $21.75-$43.06
--------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1994    3,324,022    $12.53-$43.06
==============================================================

On December 6, 1994, the Board of Directors approved, subject to shareholder approval, the establishment of a new stock option plan for key management employees of the Company or its subsidiaries and granted certain options under this new plan. This new plan, upon shareholder approval, will replace the existing stock option plan discussed above. However, the termination of the existing stock option plan will not affect the grants and awards made under that plan prior to termination. As of December 31, 1994, subject to shareholder approval, options were granted under this new plan for the purchase of 1,008,000 shares at an exercise price of $40.875. These shares are not reflected in the outstanding options table above.

NOTE N--SEGMENT INFORMATION

The operations of the Company and its subsidiaries have been classified into five business segments as follows: Providian Agency Group, Providian Direct Insurance, Providian Bancorp, Providian Capital Management and Corporate and Other. These segments reflect the management structure of the organization, and are distinguished by products and/or marketing methods.

     See Business Segment Data, pages 20 and 21, for revenues, income before federal income tax and assets for each of the three years in the period ended December 31, 1994.

     Segment revenues include: premiums and other considerations, including amounts assessed for mortality coverage, contract administration, initiation or surrender; net investment income; consumer loan servicing fees; and other income, net.

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

                               GRAPHICS APPENDIX


1. Page 17 of Management's Discussion and Analysis in the 1994 Annual Report contains a stacked bar chart reflecting the Operating Earnings by each Business Segment (excluding Corporate and Other) for the years ended December 31, 1992 through 1994.

2. Page 18 of Management's Discussion and Analysis in the 1994 Annual Report contains a stacked bar chart reflecting the Revenues by Business Segment for the years ended December 31, 1992 through 1994. Total revenues appear on the top of each bar.

3. Page 19 of Management's Discussion and Analysis in the 1994 Annual Report contains a bar chart reflecting Agency Group Life Termination Rates for the years ended December 31, 1992 through 1994.

4. Page 23 of Management's Discussion and Analysis in the 1994 Annual Report contains a stacked bar chart reflecting the Providian Direct Insurance New Paid Annualized Premiums (Sales) by category for the years 1992 through 1994. Total sales appear on the top of each bar.

5. Page 24 of Management's Discussion and Analysis in the 1994 Annual Report contains a stacked bar chart reflecting Providian Bancorp Unsecuritized (on-balance sheet) Consumer Loans by category at December 31, 1993 and 1994. Total unsecuritized consumer loans appear on the top of each bar.

6. Page 25 of Management's Discussion and Analysis in the 1994 Annual Report contains a stacked bar chart reflecting Providian Bancorp Banking Deposits by category as of December 31, 1993 and 1994. Total banking deposits appear on the top of each bar. The legend contains a further breakdown of CDs of $100,000 or greater by duration.

7. Page 26 of Management's Discussion and Analysis in the 1994 Annual Report contains a stacked bar chart reflecting Providian Capital Management Spread- and Fee-based Products with two bars for the years ended December 31, 1992 through 1994.

8. Page 29 of Management's Discussion and Analysis in the 1994 Annual Report contains a pie chart reflecting the percentage Distribution of Insurance Invested Assets by investment type at December 31, 1994. The legend contains the dollar amount of each investment in millions as well as total insurance invested assets.

9. Page 30 of Management's Discussion and Analysis in the 1994 Annual Report contains a pie chart reflecting the percentage of total Commercial Mortgage Loan Principal Balance by Property Type at December 31, 1994. The legend contains the dollar amount by property type in millions as well as total commercial mortgage loans.

10. Page 31 of Management's Discussion and Analysis in the 1994 Annual Report contains a pie chart reflecting the percentage of total Commercial Mortgage Loans by Geographic Location based on ACLI defined regions at December 31, 1994. The legend contains the dollar amount by region in millions as well as total commercial mortgage loans.

11. Page 31 of Management's Discussion and Analysis in the 1994 Annual Report contains a pie chart reflecting the percentage of total Residential Mortgage Loans by Geographic Location based on ACLI defined regions at December 31, 1994. The legend contains the dollar amount by region in millions as well as total residential mortgage loans.

                                       13