Form 10-K, Exhibit 13
period 1996-12-31
PROVIDIAN CORP
filed 1997-03-31
CIK 17206

--------------------------------------------------------------------------------
Management's Discussion and Analysis


The following Management's Discussion and Analysis should be read in conjunction with the accompanying Consolidated Financial Statements, Notes to Consolidated Financial Statements and Selected Financial Data.

     This Management's Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties. Primarily found in the Outlook sections, the terms "expects", "plans", "believes", "intends", "will continue", "may continue" or similar expressions are intended to identify such forward-looking statements. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that may cause Providian Corporation's actual results or actions to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such material differences include those listed under Planned Merger and Reorganization and Profit Drivers and are beyond the Company's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements.


Planned Merger and Reorganization

On December 28, 1996, Providian Corporation executed a Plan and Agreement of Merger and Reorganization (the "Merger Agreement") with AEGON N.V. ("AEGON"), and LT Merger Corp., a wholly owned subsidiary of AEGON ("Merger Sub"), pursuant to which Merger Sub will merge with Providian Corporation. In connection with this merger, Providian Corporation will spin off Providian Bancorp, Inc. to Providian Corporation shareholders (the "Distribution"). For each share of Providian Corporation stock owned, shareholders will receive one share of Providian Bancorp, Inc. in the Distribution. Pursuant to the Merger Agreement, among other things, (a) Providian Corporation will be the surviving

Pretax Operating Earnings by Business Segment
(Dollars in millions)

                             [CHART APPEARS HERE]

Selected Financial Data

(Amounts in millions except per common share information)

Year Ended December 31                                                               1996      1995         1994
----------------------------------------------------------------------------------------------------------------
Realized investment gain (loss)                                                   $     4   $   (69)     $  (100)
Total revenues                                                                      3,622     3,388        2,959
Cumulative effect of change in accounting principle                                     -         -            -
Net income                                                                            435       345          301
Total assets                                                                      $28,993   $26,839      $23,613
Long-term debt                                                                        768       721          694
Company-obligated mandatorily redeemable preferred securities of Providian LLC        100       100          100
Realized shareholders' equity/(a)/                                                  2,913     2,596        2,431
Total shareholders' equity/(b)/                                                     3,090     2,961        2,122
----------------------------------------------------------------------------------------------------------------
Per Common Share:
  Operating earnings/(c)/                                                         $  4.64   $  4.09      $  3.75
  Income before cumulative effect of change in accounting principle                  4.64      3.60         3.02
  Cumulative effect of change in accounting principle                                   -         -            -
  Net income                                                                         4.64      3.60         3.02
  Realized shareholders' equity/(a)/                                                31.07     27.52        24.93
  Total shareholders' equity/(b)/                                                   32.95     31.38        21.75
  Cash dividends paid                                                                1.00       .90          .80
  Closing market price                                                              51.38     40.75        30.88
Operating return on realized equity/(d)/                                             15.9%     15.7%        15.5%
Common shares outstanding at year end                                                93.8      94.4         97.5
Weighted average common and common equivalent shares outstanding                     93.7      95.9         99.3
----------------------------------------------------------------------------------------------------------------

(a) Realized shareholders' equity excludes from total shareholders' equity the net unrealized investment gain (loss) on debt securities and redeemable preferred stocks, net of adjustments for deferred acquisition costs and deferred income taxes.
(b) Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."


18 PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------


corporation in the merger and become a wholly owned subsidiary of AEGON, and (b) each shareholder of Providian Corporation will be entitled to receive a number of shares of AEGON common stock in exchange for shares of Providian Corporation's common stock. (See Note B to the accompanying Consolidated Financial Statements.)

     The Board of Directors of Providian Corporation has unanimously approved the Merger Agreement and the Distribution. The merger is subject to approval by various regulatory authorities, approval by Providian Corporation's shareholders and certain other conditions. The Distribution will occur only if all of the conditions necessary for the merger are satisfied.

     Should the Merger Agreement be terminated as a result of certain fiduciary obligations of the Board of Directors of Providian Corporation, Providian Corporation would be required to pay to AEGON liquidated damages of $80 million to $100 million.

     Because consummation of the merger and the Distribution is subject to the above conditions, no representations can be made as to whether, or when, the merger and Distribution will be completed or as to the possible impact of the merger and Distribution on the financial condition and results of operations of Providian Corporation and subsidiaries (the "Company") should the merger and Distribution occur.

Consolidated Results and Analysis

The Company's net income for 1996 was $4.64 per common share, up 28.9% from the $3.60 per common share reported in 1995. Net income per common share for 1995 was up 19.2% from $3.02 in 1994.

     Net income of $434.7 million in 1996 included net realized investment gains (net of related deferred acquisition cost amortization and taxes) of $0.5 million. These results include pretax


Revenues by Business Segment
(Dollars in millions)

                             [CHART APPEARS HERE]


     1993       1992      1991     1990       1989      1988      1987    1986
------------------------------------------------------------------------------
  $   (20)   $     6   $   (19)  $  (123)  $   124   $    25   $    14  $  169
    2,879      2,838     2,660     2,577     2,500     2,046     1,785   1,640
        -          -         -         -       (56)        -         -    (104)
      323        322       250       166       220       190       179     169

  $22,929    $20,588   $18,873   $16,669   $14,970   $12,963   $10,357  $8,295
      589        589       611       386       330       263       288     193
        -          -         -         -         -         -         -       -
    2,479      2,196     1,947     1,553     1,516     1,258     1,186   1,173
    2,493      2,186     1,931     1,553     1,516     1,258     1,186   1,173
------------------------------------------------------------------------------

  $  3.32    $  3.18   $  2.89   $  2.57   $  2.23   $  1.91   $  1.66  $ 1.63
     3.12       3.14      2.66      1.70      2.93      2.00      1.74    2.62
        -          -         -         -      (.62)        -         -   (1.03)
     3.12       3.14      2.66      1.70      2.31      2.00      1.74    1.59
    23.45      20.66     18.03     15.66     14.81     12.89     11.51   10.61
    23.59      20.55     17.86     15.66     14.81     12.89     11.51   10.61
      .73        .66       .60       .54       .50       .47       .44     .41
    37.13      36.13     31.81     19.56     26.00     16.38     13.50   15.31

     15.0%      16.2%     17.1%     17.0%     16.5%     15.7%     14.4%   16.7%

    101.4       94.8      92.7      89.6      92.3      89.8      94.4   101.2
    101.1      100.5      90.7      91.8      90.6      91.3      98.4   101.5
------------------------------------------------------------------------------

(c) Operating earnings per common share exclude from net income applicable to common stock realized investment gains and losses and related deferred acquisition cost amortization, net of taxes.
(d) Operating return on realized equity is computed as operating earnings less dividends on company-obligated mandatorily redeemable preferred securities of Providian LLC and dividends for nonconvertible preferred stock, divided by a rolling four quarter average of total shareholders' equity, exclusive of the nonconvertible preferred stock and the net unrealized investment gain (loss) on debt securities and redeemable preferred stocks, net of adjustments for deferred acquisition costs and deferred income taxes.

                                                 19 PROVIDIAN 1996 ANNUAL REPORT
gains of $12.3 million from investments and securities and $8.0 million from provisions for mortgage loan losses. Net income in 1995 and 1994 included net realized investment losses of $.49 and $.73 per common share, respectively. The results in 1995 included pretax losses of $52.8 million from investments and securities and $15.7 million from provisions for mortgage loan losses. The 1994 results included pretax losses of $26.9 million from investments and securities, provisions for mortgage loan losses of $21.0 million and a $52.4 million write-off of an impaired investment in a limited partnership.

     Operating earnings applicable to common shareholders were $4.64 per common share in 1996, up 13.4% from 1995 results. Operating earnings increased 9.1% in 1995. Providian Bancorp's outstanding results were a major contributor to the earnings increase in both 1996 and 1995. Strong earnings at Providian Capital Management also contributed to the 1996 earnings increase.

     Operating return on realized equity was 15.9% in 1996, up from 15.7% in 1995 and 15.5% in 1994.

     Consolidated revenues up 6.9% (1995 - up 14.5%) included pretax net realized investment gains of $4.3 million in 1996 and pretax net realized investment losses of $68.5 million and $100.3 million in 1995 and 1994, respectively. Revenues, as discussed hereinafter, exclude realized investment gains and losses. Revenues on this basis were $3.6 billion in 1996, up 4.7% (1995 - $3.5 billion, up 13.0%). The increase in revenues for 1996 was due to Providian Bancorp's strong growth in total managed loans. Providian Bancorp's revenues, primarily investment income and consumer loan servicing fees, increased $194.0 million, or 24.5%, from 1995. Revenues in 1995 were up 13.0% over 1994 primarily due to an increase in investment income at Providian Capital Management and an increase in consumer loan servicing fees at Providian Bancorp. Total benefits and expenses were up $115.8 million in 1996, or 4.0%. Benefit and contract reserves decreased $21.7 million, or 1.2%, primarily due to Providian Capital Management's lower credited rates as a result of the decline in interest rates throughout 1995 and early 1996, partially offset by Providian Bancorp's growth in average deposits on hand. General, administrative and other expenses were up $88.3 million in 1996, or 13.0%, primarily reflecting an increase in the provision for loan losses by Providian Bancorp to address significant on-balance sheet loan growth and higher credit loss rates, consistent with industry trends. Increased marketing activity also contributed to higher expenses at Providian Bancorp. However, general, administrative and other expenses declined at Providian Direct Insurance and Providian Agency Group as a result of continuing cost management initiatives. Amortization increased $47.7 million in 1996, or 19.1%, primarily due to the normal amortization of increased deferred acquisition costs at Providian Bancorp as well as the accelerated amortization of a portion of such costs in connection with the securitization of a portion of Providian Bancorp's home equity loan portfolio.

Results by Business Segment

Description Providian Bancorp (Bancorp) is a diversified consumer lender, currently operating through three distinct business divisions: the Unsecured Spread Business, Providian Home Loans and the Unbanked Business. Bancorp offers a range of lending products, including unsecured credit cards, unsecured revolving lines of credit, home equity loans, secured credit cards, insurance premium financing, and a variety of fee-based products and services. Through these products and services, Bancorp seeks to achieve diversified earnings sources, with both spread-based and fee-based income from loans and related products and services. Bancorp develops its customer relationships through direct mail and telephone solicitations.

Profit Drivers Key profit drivers for Bancorp's spread-based businesses are portfolio asset growth, the level of credit losses, the cost to acquire customers and pricing (rates offered to borrowers). While cost of funds is also considered an important profit driver for most financial institutions, Bancorp limits its exposure to changes in interest rates through various asset/liability management strategies (see separate discussion on page 21). As a result of these strategies and the relatively stable cost of funds, the previously mentioned profit drivers have a much stronger influence on the profitability of the spread-based businesses than cost of funds. Key profit drivers for Bancorp's fee-based businesses include the number of customer relationships, pricing, servicing costs, persistency and the cost to acquire customers. By providing value to the customer, Bancorp's strategy is to profitably build sustainable, long-term customer relationships generating both spread- and fee-based income.

Results Bancorp continued its strong performance in 1996, with significant growth in unsecured and home equity loan products, as well as growth in fee-based income. The higher earnings were driven by growth through the Primary Lender program, which offers custom-tailored services to fulfill the specific needs of individual customers. In 1996 and 1995, the increase in revenues was primarily due to growth in consumer receivable accounts and balances, partially offset by lower finance yields. Bancorp also realized higher fee-based income during both years. The revenue increases were partially offset by increases in expenses due to growth in business volume as well as increased net credit losses, as discussed below.

     Total managed loans grew 39.0% to $9.3 billion at the end of 1996 compared to $6.7 billion at the end of 1995. Growth in both 1996 and 1995 resulted from strong customer acceptance of core product offerings such as VISA(R) Gold, marketed via the Primary Lender program. Balances for Providian Home Loans, Bancorp's home equity loan product, including balances held for securitization, grew 32.0% to $944.2 million at the end of 1996.

     After decreasing slightly in 1995, net credit loss rates and loan loss reserves as a percentage of period-end on-balance sheet unsecured receivables increased in 1996, reflecting the current industry-wide downturn in the credit quality of unse-


PROVIDIAN 1996 ANNUAL REPORT

----------------------------------------------------------------------------------------------------------
Results by Business Segment
Providian Bancorp
(Dollars in millions)
Period Ended December 31                                 1996  %Change     1995  %Change     1994  %Change
----------------------------------------------------------------------------------------------------------
Interest income:
  Loans                                                $553.3     27.1%  $435.4     47.7%  $294.9     (1.9)%
  Investment securities                                  21.6     (0.4)    21.7    (19.8)    27.1     67.7
----------------------------------------------------------------------------------------------------------
Total interest income                                   574.9     25.8    457.1     42.0    322.0      1.6
Interest expense:
  Deposits                                              140.5     33.6    105.1     48.7     70.7    (16.5)
  Borrowings                                             48.8     (6.5)    52.2     74.7     29.9     45.1
----------------------------------------------------------------------------------------------------------
Total interest expense                                  189.3     20.3    157.3     56.4    100.6     (4.5)
----------------------------------------------------------------------------------------------------------
Net interest income                                     385.6     28.6    299.8     35.4    221.4      4.7
Provision for loan losses                               126.6     58.4     79.9     58.8     50.3    (14.6)
----------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses     259.0     17.8    219.9     28.5    171.1     12.1
Other income:
  Loan servicing fees                                   280.9     12.3    250.2     21.0    206.8     19.7
  Late charges, other fees and other                    131.1     53.1     85.6     36.2     62.8     25.0
----------------------------------------------------------------------------------------------------------
Total other income                                      412.0     22.7    335.8     24.5    269.6     20.9
Other expenses:
  General, administrative and other expenses, net       398.1     13.2    351.7     40.5    250.3     41.8
  Amortization of loan acquisition costs                 44.8      N/M     16.1    (60.0)    40.4    (50.4)
----------------------------------------------------------------------------------------------------------
Total other expenses                                    442.9     20.4    367.8     26.5    290.7     12.7
----------------------------------------------------------------------------------------------------------
Pretax earnings                                        $228.1     21.4%  $187.9     25.2%  $150.0     27.4%
==========================================================================================================

cured loans. Correspondingly, unsecured receivable delinquencies, consisting of loans 31 days or more past due, have increased but are in line with Bancorp's expectations. Net interest margins on total unsecured credit card loans decreased in 1996 and 1995 as a result of increased market rates on variable rate cost of funds and lower yields on new unsecured loans due to the three-month, zero percent introductory rate offer under the Primary Lender program.

Asset/Liability Management Bancorp manages interest rate risk individually for each regulated banking institution and comprehensively for Bancorp as a consolidated banking entity, and includes both on- and off-balance sheet assets and liabilities in its analyses and management. Bancorp's goal in managing interest rate risk is to cost-effectively minimize the effect of changes in interest rates on profitability.

     Bancorp's receivables generally yield either a variable Annual Percentage Rate (APR), indexed to prime, or a fixed APR set independently of market interest rates. The liabilities' interest rates are generally indexed to LIBOR or are fixed rate with prices based on U.S. Treasury Bond rates. These balance sheet characteristics potentially expose Bancorp to two types of interest rate risk: (1) interest rate level risk, which could impact the net interest income of the fixed APR receivables if liabilities reprice more often than assets; and
(2) basis risk, which could impact the net interest income of variable APR receivables if the spread between prime and LIBOR compresses.

     The primary tool Bancorp uses to monitor interest rate risk for its operations is net income simulation analysis. Net income simulation is used to measure the banking operations' future earnings under multiple interest rate scenarios against plan earnings under a baseline interest rate scenario. The dispersion of net income due to interest rate changes is compared to levels deemed appropriate by management and limits established by the banking entities' Board of Directors.

     Bancorp strives to manage to acceptable risk levels by seeking to maintain a relatively interest-rate neutral position on the managed balance sheet by generally matching the repricing characteristics of the assets and liabilities. The first tool used to achieve the matched position is the natural repricing structure of the on- and off-balance sheet assets and liabilities. Fixed rate liabilities generally fund fixed APR assets, while variable rate liabilities generally fund variable APR assets.

     When the natural repricing characteristics of the assets and liabilities do not result in a relatively matched position, Bancorp's subsidiaries will engage in derivative transactions to change the repricing structure of underlying assets or liabilities to reduce interest rate risk. These transactions consist of over-the-counter swap and cap transactions executed with highly rated U.S. and international banks. All transactions are executed under master netting agreements and hedge identified interest rate risks for both accounting and tax purposes. No Bancorp entity trades in derivatives or uses derivatives to speculate on interest rates or as an investment vehicle.

21 | PROVIDIAN 1996 ANNUAL REPORT


Providian Bancorp

(Dollars in millions)

Period Ended December 31                                    1996   %Change        1995   %Change        1994   %Change
----------------------------------------------------------------------------------------------------------------------
Managed loan portfolio: (a)(b)
  Credit card receivables                              $ 7,202.0      28.9%  $ 5,588.9      36.9%  $ 4,083.6      16.3%
  Equity lines of credit                                   846.2      18.3       715.4      53.9       465.0      48.8
  Other consumer loans                                     486.7       N/M       243.0      46.5       165.8      32.5
  Credit card receivables held for securitization          641.7       N/M       123.3       N/A           -       N/A
  Equity lines of credit held for securitization            98.0       N/A           -       N/A           -       N/A
----------------------------------------------------------------------------------------------------------------------
Total managed loans                                      9,274.6      39.0     6,670.6      41.5     4,714.4      19.4
Securitized credit card receivables                     (5,175.0)     48.5    (3,485.9)     47.2    (2,368.7)     18.2
Securitized equity lines of credit                        (435.0)      N/A           -      N/A            -       N/A
----------------------------------------------------------------------------------------------------------------------
Total securitized loans                                 (5,610.0)     60.9    (3,485.9)     47.2    (2,368.7)     18.2
----------------------------------------------------------------------------------------------------------------------
Total on-balance sheet loans                           $ 3,664.6      15.1%  $ 3,184.7      35.8%  $ 2,345.7      20.7%
======================================================================================================================
On-balance sheet credit card receivable statistics:
  Average credit card receivables                      $ 2,602.0      30.8%  $ 1,989.1      46.2%  $ 1,360.6      (7.5)%
  Net credit losses incurred                                93.0      58.8        58.6      28.3        45.6     (24.5)
  Net credit loss rate (c)                                  3.57%                 2.94%                 3.35%
  Delinquency rate (d)                                      2.56%                 2.41%                 2.25%
Managed credit card receivable statistics:
  Average credit card receivables                      $ 6,742.7      38.4%  $ 4,870.6      34.7%  $ 3,617.0       8.7%
  Net credit losses incurred                               368.1      68.2       218.8      28.6       170.2      (0.4)
  Net credit loss rate (c)                                  5.46%                 4.49%                 4.71%
  Delinquency rate (d)                                      4.08%                 3.22%                 2.97%
  Net interest margin (e)                                  11.22%                12.43%                13.55%
======================================================================================================================

(a) Credit cards include unsecured revolving lines of credit. Other consumer loans include Secured Card loans and insurance premium financing loans.
(b) Securitized credit card receivables and equity lines of credit, which are sold without recourse, are off-balance sheet.
(c) Net credit loss rate reflects annualized principal amounts written off, less recoveries, as a percentage of average credit card receivables.
(d) Delinquencies represent credit card receivables which are 31 days or more past due at period end.
(e) Net interest margin on managed credit card receivables is computed as interest income, less interest expense, divided by average managed credit card receivables.

Asset/Liability Review Bancorp's primary earning assets are consumer finance receivables. Total managed and on-balance sheet receivables were $9.3 billion and $3.7 billion, respectively, at December 31, 1996. The receivables include unsecured and secured lines of credit. The unsecured credit lines represent Bancorp's credit card and revolving line consumer loan programs. The secured receivables represent Providian Home Loans' home equity revolving line of credit programs and the Secured Card lending. Bancorp engages in asset sales through the issuance of asset-backed securities in the public and private markets (discussed below).

  Bancorp markets its products exclusively in the United States, on a national basis. The geographic distribution of the receivables is diversified roughly similarly to the distribution of the population of the United States. As of December 31, 1996, 13.4%, 7.2%, 6.6%, 5.1% and 4.2% of Bancorp's total managed credit card receivables were distributed in California, Texas, New York, Florida and Pennsylvania, respectively. No more than 4.0% of such receivables were distributed in any other state.

  Bancorp does not rely on the Company to fund Bancorp's banking subsidiaries. Deposit instruments are the primary on-balance sheet funding source. Bancorp offers FDIC-insured deposits to retail and wholesale investors, and offers large block deposits to institutional investors. Bancorp also offers money market deposit accounts and certificates of deposit ranging in term from three months to five years to retail depositors and certificates of deposit with terms of seven days to five years to institutional investors. Total deposits at December 31, 1996 were $3.4 billion.

  Bancorp also funds a significant portion of its receivables through asset securitizations. Securitization, the process of selling a pool of assets to investors, provides non-recourse, off-balance sheet funding. Bancorp continues to service the securitized assets and earns fee income generated by the pool in excess of the contractual amounts paid to investors. The amount of fee income earned by Bancorp is dependent on a number of factors including the total balance in the pool and the level of finance charge, fee income and credit losses generated by the receivables in the pool.

  The primary objectives of securitization at Bancorp are to diversify funding sources for First Deposit National Bank and Providian National Bank and to obtain efficient all-in cost of funds, including cost of capital. Access to the public and private securitization markets provides significant flexibility in opportunistically accessing the capital markets resulting in competitively priced funding.

  All securitized receivables have been sold as securities to public or private investors using legal structures that generally provide for an interest-only (revolving) period and a principal repayment (amortization or accumulation) period. Transactions are structured to protect the investors from credit risk using third-party credit enhancement or cash reserve accounts and to limit the risk to Bancorp of early amortization or payout events. The primary securitization vehicle is the First Deposit Master Trust (FDMT), created in 1993. The FDMT is struc-

22 | PROVIDIAN 1996 ANNUAL REPORT

(Dollars in millions)

Period Ended December 31                                           1996    %Change        1995   %Change       1994    %Change
------------------------------------------------------------------------------------------------------------------------------
Reserves for possible credit losses by product:/(a)/
  Credit card receivables                                      $   91.4        9.4%   $   83.6      19.2%  $   70.1       (1.8)%
  Equity lines of credit and other consumer loans                  23.1       N/M          9.8      61.0        6.1       67.6
------------------------------------------------------------------------------------------------------------------------------
Total reserves for possible credit losses                      $  114.5       22.6%  $    93.4      22.6%  $   76.2        1.5%
==============================================================================================================================
Reserves as a percent of period-end on-balance sheet
  credit card receivables/(b)/                                     4.51%                  3.97%                4.09%
==============================================================================================================================
Banking Deposits:
  Savings Deposits                                             $  762.4       58.1%   $  482.1      22.4%  $  393.9        8.3%
  Time and CDs less than $100,000                                 561.8       (0.1)      562.5       8.4      519.0       31.3
     CDs of $100,000 or greater:
     0-3 months                                                   961.6      120.1       436.9      (1.4)     442.9      (14.4)
     3-12 months                                                  766.3       67.1       458.6      85.8      246.8       (7.3)
     1-5 years                                                    338.0       55.3       217.7      N/M        77.8        N/M
------------------------------------------------------------------------------------------------------------------------------
Total CDs of $100,000 or greater                                2,065.9       85.6     1,113.2      45.0      767.5       (3.4)
------------------------------------------------------------------------------------------------------------------------------
Total banking deposits                                        $3,390.1       57.1%    $2,157.8      28.4%  $1,680.4        8.2%
==============================================================================================================================
Total Revenues/(c)/                                           $  986.9       24.5%    $  792.9      34.0%  $  591.6        9.6%
==============================================================================================================================
Assets                                                        $3,857.7       17.4%    $3,285.7      40.1%  $2,344.8       17.1%
==============================================================================================================================

(a) Reserve for possible credit losses relates only to Bancorp's on-balance sheet loans, excluding credit card receivables and equity lines of credit held for securitization.
(b) On-balance sheet statistics exclude loans held for securitization.
(c) Revenues exclude realized investment gains and losses.


tured for issuance of multiple series from a single trust and a single pool of assets. Bancorp also utilizes private asset securitization conduits.

  Total managed funding at December 31, 1996 was $9.3 billion. At December 31, 1996, on-balance sheet sources provided $3.6 billion, representing 39% of total managed funding, while securitized, or off-balance sheet, sources provided $5.6 billion, or 61% of total managed funding. Of the $5.6 billion, $4.2 billion was securitized via the FDMT and $1.4 billion was securitized through private conduits. The following table shows outstanding funding for each source at December 31, 1996.

                                                          Percentage
                                         --------------------------------
                                         On-balance  Off-balance
December 31, 1996               Funding       sheet        sheet  Total
-------------------------------------------------------------------------
(Dollars in millions)
On-balance sheet funding
  Retail deposits                $1,663           46%                18%
  Institutional deposits          1,727           47                 19
-----------------------------------------------------------------------
     Total deposits               3,390           93                 37
  Term federal funds                 51            1                  0
  Notes payable to banks            115            3                  1
  Other notes payable                93            3                  1
-----------------------------------------------------------------------
     Subtotal                     3,649          100                 39
Off-balance sheet funding
  Term securitizations            3,425                       61%    37
  Commercial paper                2,185                       39     24
     Subtotal                     5,610                      100     61
-----------------------------------------------------------------------
Total funding                    $9,259          100%        100%   100%
=======================================================================

The Competitive Equality Banking Act of 1987 (CEBA), which restricted the average on-balance sheet asset growth of First Deposit National Bank (Bancorp's principal operating entity) to 7% per annum, was repealed effective October 1, 1996. Although the need to securitize assets to comply with CEBA growth constraints has been eliminated, Bancorp expects to continue to securitize in order to strategically manage capital and access an efficient source of funding.

Outlook The credit card and consumer revolving loan industry continues to grow, although it is highly competitive and has recently experienced increases in delinquency and net credit loss rates that may continue into 1997. In this environment, Bancorp will continue to focus on achieving profitable growth in its consumer loan businesses by utilizing database marketing techniques, whereby it identifies and acquires customers in targeted markets, and its credit process, which is designed to optimize risk-adjusted returns.

  Bancorp will also continue to focus on Providian Home Loans and secured credit card products, which are on track to emerge as significant earnings contributors in the future. In addition, Bancorp will continue to research and develop new products to serve its targeted markets.

                                                    PROVIDIAN 1996 ANNUAL REPORT

----------------------------------------------------------------------------------------------------------------
Providian Direct Insurance
(Dollars in millions)
Period Ended December 31                                    1996   %Change      1995  %Change     1994   %Change
----------------------------------------------------------------------------------------------------------------
Premiums:
  Life                                                    $318.9      (0.5)%  $320.3      4.1%  $307.6       2.9%
  Health                                                   171.7      (4.7)    180.1     (3.2)   186.1      (6.0)
  Property and Casualty                                    167.2      (4.4)    174.8     (0.9)   176.5      22.7
  Other                                                      5.7     (10.9)      6.5      0.2      6.4      (9.8)
----------------------------------------------------------------------------------------------------------------
Total premiums                                             663.5      (2.7)    681.7      0.8    676.6       4.5
Investment and other income, net                           109.0       4.0     104.8      1.6    103.1      (5.8)
----------------------------------------------------------------------------------------------------------------
Total revenues (a)                                         772.5      (1.8)    786.5      0.9    779.7       3.0
Benefits and expenses:
  Benefits and reserves                                    453.2       0.3     451.8      1.1    446.8       8.1
  Commissions, net                                          18.9       4.8      18.0     (4.1)    18.7       4.9
  General, administrative and other expenses, net           89.6      (3.9)     93.2     (8.4)   101.7     (14.0)
  Amortization (a)                                         119.8       8.0     111.0      8.3    102.5      (6.7)
----------------------------------------------------------------------------------------------------------------
Total benefits and expenses                                681.5       1.1     674.0      0.6    669.7       1.6
----------------------------------------------------------------------------------------------------------------
Pretax earnings: (b)
  Life                                                      75.7       4.9      72.1     11.9     64.5      14.1
  Health                                                    28.2     (22.6)     36.5    (12.6)    41.8      (8.8)
  Property and Casualty                                     (7.2)      N/M       9.3     (8.6)    10.1      23.8
  Other                                                     (5.7)      5.5      (5.4)    16.0     (6.4)     49.4
----------------------------------------------------------------------------------------------------------------
Pretax earnings                                           $ 91.0     (19.1)%  $112.5      2.3%  $110.0      12.4%
================================================================================================================

(a) Revenues exclude realized investment gains and losses, and amortization expense excludes acquisition cost amortization related to investment gains and losses.
(b) Pretax earnings exclude realized investment gains and losses and related deferred acquisition cost amortization.

Description Providian Direct Insurance (PDI) sells and services various Life, supplemental Health and personal lines auto insurance products. In addition, PDI sells various fee-based products that are related to its insurance products. PDI markets its products utilizing direct response methods such as television, telephone, mail and third-party programs targeting low- to middle-income households nationwide. PDI also markets its products to retired and active duty military service personnel in foreign and domestic locations through an agency field force that has the exclusive endorsement of the Non Commissioned Officers Association. The endorsement provides PDI's agents with preferred access to military personnel. The PDI group of companies is collectively licensed in all 50 states, the District of Columbia and Puerto Rico.

Profit Drivers PDI's significant profit drivers include the level of sales, persistency, claims and operating expense management. PDI designs profitability into its products through underwriting, rate structuring and building long-term relationships by matching products with customer needs.

Results Pretax earnings were lower in 1996 as compared to 1995 due to an unfavorable loss experience in the auto line of business and an anticipated decline in the Health line. Higher investment income and lower general expenses were more than offset by increased amortization of deferred acquisition costs, lower business volume and the Property and Casualty claims. Pretax earnings in 1995 increased as compared to 1994 due to growth in fee-based and net investment income, and lower expenses as a result of continued focus on cost management.

     Life pretax earnings improved in 1996 as compared to 1995 primarily due to higher investment income and management initiatives to lower expenses in the military Life line and to the consolidation of certain operations. These were partially offset by higher amortization expense on deferred acquisition costs caused by increased marketing spending in current and prior years. Life pretax earnings increased in 1995 as compared to 1994 due to higher net investment income, lower general and administrative expenses and favorable claims experience.

     Despite premium growth among Health partners and a 50% increase in PDI's fee-based revenues, Health pretax earnings were lower in 1996 as compared to 1995 due to the anticipated runoff of business in force and accompanying expense pressures resulting from the strategic shutdown of certain lines. The loss ratio increased slightly from 1995, as expected, due to overall aging of the business. Amortization of deferred acquisition costs also increased due to PDI's growing fee-based and selected partner lines. Health earnings decreased in 1995 as compared to 1994 due to attrition of the existing in force block which offset increased sales, improved retention and expense management initiatives.

     Property and Casualty pretax earnings were lower in 1996 versus 1995 as a result of increased auto claims reflecting severe winter storms as well as higher claims settlement expenses and general expenses due in part to continued investment in fraud detection programs. In addition, amortization

PROVIDIAN 1996 ANNUAL REPORT


------------------------------------------------------------------------------------------------------------------
(Dollars in millions)
Period Ended December 31                                 1996   %Change        1995  %Change        1994   %Change
------------------------------------------------------------------------------------------------------------------
Annualized premium sales:
  Life                                               $   46.2     (19.2)%     $57.2      3.3%     $ 55.3      (7.7)%
  Health                                                 15.5     (57.4)       36.4     33.5        27.3      39.8
  Fee-based health products                               4.5     (30.1)        6.5     33.0         4.9       N/A
  Property and Casualty                                  22.9     (29.4)       32.4      6.7        30.3      72.2
------------------------------------------------------------------------------------------------------------------
Total annualized premium sales                       $   89.1     (32.7)%    $132.5     12.4%     $117.8      21.4%
==================================================================================================================
Property and Casualty net written premiums           $  164.7      (6.8)%    $176.7      0.9%     $175.1      20.0%
==================================================================================================================
Life margin on premium                                   23.7%                 22.5%                21.0%
Health margin on premium and fee-based income            15.8%                 19.8%                22.3%
Property and Casualty ratios:
  Loss/LAE                                               87.6%                 81.6%                80.7%
  Expense                                                25.8                  22.3                 22.5
------------------------------------------------------------------------------------------------------------------
Combined ratio                                          113.4%                103.9%               103.2%
==================================================================================================================
Assets                                               $2,281.1      (0.7)%  $2,298.1     11.8%   $2,056.4      (1.2)%
==================================================================================================================

expense on deferred acquisition costs increased due to higher deferrals recorded in prior periods when marketing efforts increased. Property and Casualty earnings were lower in 1995 as compared to 1994 reflecting a strategic repositioning of the military auto business, costs associated with the consolidation of operations and investments in fraud detection programs.

     PDI revenues were lower in 1996 as compared to 1995 due to lower sales, the continued lapsation of in force business in the core Health and Medicare Supplement lines and the strategic repositioning of lines such as the military auto business. These were partially offset by increases in fee-based income. PDI revenues in 1995 increased as compared to 1994 due to Life premium and Health fee-based income growth and higher investment income.

     Sales were lower in 1996 as compared to 1995 due to the discontinuation of a large Life and Health partnership arrangement and cutbacks in Health, direct auto and military auto programs that were not producing targeted returns. Offsetting this trend, however, was an encouraging 33% increase in Life direct new customer acquisition sales fueled by the Life Universal Model approach to marketing. Sales increased in 1995 as compared to 1994 due to increased fee-based product sales and Health sales generated by new customers in the direct response channel.

Outlook PDI's focus is to grow its insurance business and various successful fee-based products, while profitably managing current customers. PDI plans to grow the business by attracting leads, converting them quickly and providing excellent customer service. PDI's Life Universal Model, which customizes insurance offers to meet individual needs, has shown promising results and will be entering the rollout phase in the first quarter of 1997. PDI expects to grow its Health customer acquisition channel by leveraging the Life Universal Model product customization techniques and using its supplemental income protection products and its fee-based Providian Prescription Plan to fill the gaps in coverage not offered by traditional health insurance providers. This Health product customization technique is in the test phase and shows promise. In addition to retaining and growing current strategic partners, PDI plans to aggressively develop new Life and Health joint ventures and large endorsed relationships. In the Property and Casualty business, PDI will continue to focus on the direct distribution channel, concentrating on target marketing techniques as well as enhancing claims savings initiatives.

     In addition to growing the business with new customers, PDI plans to continue to improve the profitability of current customers by selling add-on products, maximizing the performance of retention efforts and enhancing Property and Casualty underwriting standards utilizing selective price increases.

                                                    PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------


Providian Agency Group
(Dollars in millions)
Period Ended December 31                             1996  %Change     1995  %Change     1994   %Change
-------------------------------------------------------------------------------------------------------
Premiums:
 Life                                              $362.2      0.7%  $359.6      3.4%  $347.8       1.0%
 Health                                              56.6     (5.1)    59.6     (4.5)    62.4      (4.7)
 Other                                               24.4    (12.9)    28.1     (6.8)    30.1     (19.3)
-------------------------------------------------------------------------------------------------------
Total premiums                                      443.2     (0.9)   447.3      1.6    440.3      (1.5)
Investment and other income, net                    300.3      1.5    295.8      3.4    286.0      (0.6)
-------------------------------------------------------------------------------------------------------
Total revenues (a)                                  743.5      0.1    743.1      2.3    726.3      (1.2)
Benefits and expenses:
 Benefits and reserves                              341.6     (0.3)   342.8      2.8    333.5       0.7
 Commissions, net                                    52.2     (6.0)    55.5      9.4     50.7      (0.7)
 General, administrative and other expenses, net     65.9    (10.9)    73.9      1.4     72.9      (2.2)
 Amortization (a)                                    93.0      4.8     88.8      1.8     87.2       3.5
-------------------------------------------------------------------------------------------------------
Total benefits and expenses                         552.7     (1.5)   561.0      3.1    544.3       0.6
-------------------------------------------------------------------------------------------------------
Pretax earnings: (b)
 Life                                               177.6      1.0    175.9     (1.8)   179.0      (3.6)
 Health                                               8.4      N/M      2.9    (28.4)     4.0       3.8
 Other                                                4.8     49.0      3.3      N/M     (1.0)      N/M
-------------------------------------------------------------------------------------------------------
Pretax earnings                                    $190.8      4.8%  $182.1      0.0%  $182.0      (6.0)%
=======================================================================================================

(a) Revenues exclude realized investment gains and losses, and amortization expense excludes acquisition cost amortization related to investment gains and losses.
(b) Pretax earnings exclude realized investment gains and losses and related deferred acquisition cost amortization.

Description Providian Agency Group (PAG) markets traditional life and health insurance and non-insurance financial products through home service representatives of PAG's principal operating subsidiaries, including Commonwealth Life Insurance Company (Commonwealth Insurance), Peoples Security Life Insurance Company (Peoples Security Insurance) and Capital Security Life Insurance Company (Capital Security Insurance). PAG is a market-focused distributor of insurance and financial products committed to meeting the needs of low- and middle-income families, primarily in the Southeastern and Mid-Atlantic states. In addition, PAG leverages its insurance capabilities by marketing insurance products in partnership with several third-party insurance and marketing organizations.

Profit Drivers Premium growth, fee-based income growth, interest spreads, spending levels and underwriting margins, including mortality experience, are key drivers of PAG's profitability. Premium growth is driven by three important factors: the number and retention of agents in the field, agent productivity and policy persistency. The individual life insurance business is a mature market in which first-year premiums are expected to grow slowly as the primary insurance-buying population decreases slightly over the next several years. In response, PAG has enhanced its profitability by increasing agent account size to reduce compensation costs, streamlining operations to lower spending levels and strengthening its risk management capabilities to improve its claims experience. PAG has also been relatively successful in retaining its current business and in generating a stable stream of earnings.

Results Pretax earnings increased over 1995 due to lower general and administrative expenses, lower Health claims, increased First Health Advantage
(FHA) earnings and improved investment spreads. Lower expenses were a result of PAG's enhanced use of technology, enabling reduced administrative and agency staffing levels, and the movement to smaller agency offices, which decreased rent expense. These improvements were partially offset by increased mortality experience in the first half of the year and lower premium income. Life pretax earnings, which account for more than 93% of PAG's 1996 income, increased as a result of reduced general and administrative expenses, partially offset by an increase in mortality levels. PAG's 1995 pretax earnings were essentially even with 1994 as Life premium growth and the continued benefit of cost management initiatives were offset by higher mortality levels, resulting from an increase in the number of large claims during the first half of 1995.

PROVIDIAN 1996 ANNUAL REPORT

------------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)
Period Ended December 31                                                  1996     %Change     1995     %Change     1994     %Change
------------------------------------------------------------------------------------------------------------------------------------
Annualized premium sales:
 Life                                                                   $   61.3     (5.6)%  $   64.9     (0.1)%  $   65.0   (10.9)%
 Health                                                                      5.5    (12.4)        6.3    (12.3)        7.2   (20.3)
 Fee-based health product (a)                                                2.9    (44.7)        5.3      N/A          -     N/A
------------------------------------------------------------------------------------------------------------------------------------
Total annualized premium sales                                          $   69.7     (8.9)%  $   76.5      6.0%   $   72.2   (12.0)%
====================================================================================================================================
Annualized premium termination rates:
 Life                                                                       14.7%                14.3%                14.5%
 Health                                                                     14.4                 14.3                 14.8
------------------------------------------------------------------------------------------------------------------------------------
Total Life and Health termination rates                                     14.7%                14.3%                14.5%
====================================================================================================================================
Total termination rates, including fee-based product (a)                    15.2%                14.5%                14.5%
====================================================================================================================================
Annualized premium gain rates:
 Life                                                                        0.2%                 1.7%                 1.8%
 Health                                                                     (0.5)                (2.3)                (1.2)
------------------------------------------------------------------------------------------------------------------------------------
Total annualized Life and Health premium gain rates                         (0.2)%                1.3%                 1.5%
====================================================================================================================================
Total annualized premium gain rates, including fee-based product (a)        (0.2)%                2.2%                 1.5%
====================================================================================================================================
Assets                                                                  $5,266.3     (0.5)%  $5,291.8     16.1%   $4,556.3    (2.7)%
====================================================================================================================================

(a) Includes a fee-based product (i.e., First Health Advantage) introduced in 1995.

   Revenues were essentially even with 1995, with a decline in premium income offset by increased investment income. Investment income was higher than the prior year primarily due to normal growth in invested assets and an increase in tax-favored investments, partially offset by lower yields. The increase in revenues in 1995 reflected Life premium growth and greater investment income resulting from asset growth.

  In an effort to improve profitability and agent retention, management consolidated many of its smaller accounts, which may have adversely affected Life sales production in 1996. Also, sales of the FHA product were lower than 1995, the year the product was introduced. The discontinuance of two partnership relationships in mid-1996 will have a negative impact on 1997 sales. Management remains confident that the FHA product will continue to be a powerful door-opener and provide future opportunities for cross-selling life and health insurance products. Total 1995 sales increased due to the introduction of the FHA product and strong partnership sales, with sales of fee-based products more than offsetting a decline in Life and Health sales.

  Although sales were down slightly for insurance products in 1996 and 1995, PAG has been relatively successful in retaining its in force business. The increase in the Life termination rate in 1996 reflects the discontinuance of some partnership business. The termination rate for the home service business, excluding fee-based products, was flat with 1995.

  Outlook PAG believes enhanced premium and profitability growth can be achieved through strengthened consumer marketing approaches. PAG is in the process of developing and implementing a growth strategy to deliver increased sales through more consistent execution of sales and management practices. This strategy focuses on implementing a "back to basics" sales approach. This "back to basics" focus emphasizes the importance of customer prospecting, needs-based selling, and sales activity management. Complementing this focus, PAG has initiated a field managers training program and strengthened telephone operations in addition to continuing the rollout of an activity management (leads) system. PAG believes that leads are effective in opening new homes and enabling Life and Health sales. Additionally, PAG will continue to focus on reducing operating costs and refining its risk management activities to improve profitability.

PROVIDIAN 1996 ANNUAL REPORT



Providian Capital Management

(Dollars in millions)

Period Ended December 31                               1996  %Change       1995  %Change     1994  %Change
----------------------------------------------------------------------------------------------------------
Premiums                                           $   92.5     41.0%  $   65.6      N/M     $ 24.7  (65.3)%
Investment and other income, net                      975.6     (4.3)   1,019.1     15.4%   883.4     16.0
----------------------------------------------------------------------------------------------------------
Total revenues (a)                                  1,068.1     (1.5)   1,084.7     19.4    908.1      9.0
Benefits and expenses:
  Benefits and reserves                               799.0     (6.7)     856.2     25.6    681.5     12.1
  Commissions, net                                     16.3     44.7       11.3      N/M      4.1    (36.0)
  General, administrative and other expenses, net      52.3     10.7       47.3      8.6     43.6     (4.3)
  Amortization (a)                                     38.5     10.3       34.9    (17.6)    42.3      9.1
----------------------------------------------------------------------------------------------------------
Total benefits and expenses                           906.1     (4.6)     949.7     23.1    771.5     10.4
----------------------------------------------------------------------------------------------------------
Pretax earnings: (b)
  Spread-based                                        142.3     19.9      118.6     (9.2)   130.7     (0.4)
  Fee-based                                            19.7     20.3       16.4      N/M      5.9      N/M
----------------------------------------------------------------------------------------------------------
Pretax earnings                                    $  162.0     20.0%  $  135.0     (1.1)% $136.6      1.9%
==========================================================================================================

(a) Revenues exclude realized investment gains and losses, and amortization expense excludes acquisition cost amortization related to investment gains and losses.
(b) Pretax earnings exclude realized investment gains and losses and related deferred acquisition cost amortization.

Description Providian Capital Management (PCM) is responsible for the marketing and management of spread- and fee-based retirement and savings products issued through the Company's life insurance subsidiaries as well as the management of all insurance-related invested assets. In the spread-based management business, PCM receives deposits from customers, and in most situations, guarantees to return the full principal plus interest at a specified or formula-driven rate. These funds are invested to earn income and capital appreciation sufficient to cover customer guarantees, pay expenses and produce a profit. In the fee-based business, PCM assumes little, if any, investment risk. Fee-based products provide certain liquidity and withdrawal benefits or tax advantages to customers but generally do not guarantee the performance of underlying assets.

     PCM offers a broad array of financial products, including floating and fixed rate guaranteed investment contracts (GICs), Trust GIC (synthetic GICs) and separate account products offered to Group customers, including pension funds, banks, mutual funds and other organizations. These contracts have stated as well as indeterminant maturities. PCM markets Individual annuities which include fixed and variable contracts and immediate life annuities (primarily structured settlements) to customers through banks, securities brokerage firms, financial planners and third-party marketing organizations.

Profit Drivers The level of PCM's profits is a function of a number of business and economic factors that may change in importance from time to time given market conditions and management's perspective of and tolerance for risk.

     Profits on spread-based products represent the excess of investment earnings over the interest credited on policyholder deposits and related costs. Profits are primarily driven by changes in interest rates, product growth, mix of assets and liabilities, credit experience and spending levels. Interest rate exposure is controlled through asset/liability strategies designed to appropriately manage the estimated durations of both assets and liabilities (explained on pages 30 through 32). To control credit risk, PCM maintains strict underwriting standards and emphasizes a diverse investment portfolio. The current asset/ liability mix will result over time in lower spread margins in a rising interest rate environment and higher spread margins in a falling interest rate environment.

     In order to mitigate the risks and profit variability in spread-based products, PCM is strategically moving toward a higher concentration of fee-based products. Profits for these products will be driven by PCM's ability to continue to aggressively grow the business, maintain fee income margins, achieve economies of scale and control operating costs.

Results PCM's 1996 pretax earnings increased significantly over 1995, primarily due to lower credited rates and growth in fee-based deposits, partially offset by lower investment yields. Earnings in 1995 were down slightly from 1994 as a result of lower net interest margins, partially offset by modest spread-based product growth, substantial fee-based product growth and reduced amortization of acquisition costs. Revenues, driven primarily by investment income earned on spread-based

28 | PROVIDIAN 1996 ANNUAL REPORT



(Dollars in millions)
Period Ended December 31                                           1996      %Change      1995     %Change     1994     %Change
-------------------------------------------------------------------------------------------------------------------------------
Policyholder deposits on-balance sheet:
  Spread-based:
   Group                                                        $ 7,170.1         4.6%  $ 6,857.8     (7.5)% $ 7,417.4     11.8%
   Individual                                                     5,479.1        (6.0)    5,828.6     11.9     5,207.0     (0.2)
-------------------------------------------------------------------------------------------------------------------------------
Total spread-based                                               12,649.2        (0.3)   12,686.4      0.5    12,624.4      6.5
  Fee-based                                                       2,702.0        69.7     1,591.9     61.3       987.2     23.0
-------------------------------------------------------------------------------------------------------------------------------
Total policyholder deposits on-balance sheet                     15,351.2         7.5    14,278.3      4.9    13,611.6      7.6
Fee-based products off-balance sheet                             13,501.5         8.1    12,490.4     41.4     8,836.4     88.3
-------------------------------------------------------------------------------------------------------------------------------
Total policyholder deposits and other fee-based products        $28,852.7         7.8%  $26,768.7     19.2%  $22,448.0     29.4%
===============================================================================================================================
Change in policyholder deposits and fee-based products:
 Spread-based                                                   $   (37.2)              $   62.0             $   772.2
 Fee-based                                                        1,110.1                   604.7                184.6
 Fee-based products off-balance sheet                             1,011.1                 3,654.0              4,143.9
-------------------------------------------------------------------------------------------------------------------------------
Total change in policyholder deposits and fee-based products    $ 2,084.0               $ 4,320.7            $ 5,100.7
===============================================================================================================================
Mean spread-based policyholder deposits                         $12,412.8        (3.9)% $12,910.9      3.3%  $12,502.0      8.7%
Margin on mean spread-based policyholder deposits (basis points)      115                      92                  105
===============================================================================================================================
Assets                                                          $15,728.2         8.5%  $14,499.7      9.2%  $13,279.7      2.7%
===============================================================================================================================

products and fees earned on fee-based products, decreased slightly in 1996 from 1995 due to lower spread-based policyholder balances and lower investment yields on floating rate assets. Revenues increased from 1994 to 1995 as a result of higher product balances and investment yields.

  Spread-based profit margins (defined as the ratio of pretax earnings to mean spread-based products) for 1996 were 23 basis points greater than 1995 margins due to a decline in interest rates that began in mid-1995 and continued through 1996. Margins decreased in 1995 from 1994 due to the negative impact of rising interest rates during the last half of 1994 and early 1995.

  Group spread-based product balances increased $312.3 million from 1995 to 1996 primarily due to strong sales in the second half of the year as a result of entering new market segments and greater demand in certain products. Soft demand, intense rate competition and PCM's termination of a significant block of certain GIC products with a guaranteed index that it considered too expensive caused the decrease in Group spread-based product balances from 1994 to 1995. Individual spread-based products declined from 1995 to 1996 primarily due to a very competitive pricing environment and very strong stock market returns that caused potential customers to select alternative investments such as stock mutual funds and variable annuities. PCM also experienced higher than normal withdrawals as customers faced a reinvestment decision at the end of their guaranteed rate period. Individual spread-based products grew from 1994 to 1995 primarily due to a coinsurance agreement with North American Security Life
(NASL) executed in June 1995.

  The growth in fee-based balances reflects PCM's strategic commitment to producing a more stable earnings stream. Group fee-based products are dominated by the Trust GIC product, an off-balance sheet fee-based product that provides benefit responsiveness on contracts and affords book value accounting for the plan sponsor. PCM maintained its position as the industry sales leader for this product as demand continues to substantially exceed original expectations; Trust GIC has attracted $13.1 billion in customer balances since its inception in 1991. Individual fee-based variable annuity sales continue to increase each year based on the development of new distribution sources and significant asset appreciation.

Outlook The retirement and savings markets are growing rapidly due to the maturing population. Current growth is primarily in fee products due to the recent strong equity markets; spread businesses are reasonably mature and relatively low growth. Competition in these markets is substantial and increasing. PCM is focused on developing its fee-based and Individual spread-based businesses.

  In 1997, PCM will focus on profitably growing its Individual spread-based business by developing a new portfolio of products and establishing more programs to retain existing business. PCM will continue its efforts to aggressively grow fee business and drive down expense levels. PCM will selectively invest in distribution channel development with primary emphasis on building its internal distribution capabilities.

                                                 PROVIDIAN 1996 ANNUAL REPORT|29

--------------------------------------------------------------------------------

Corporate and Other
(Dollars in millions)
Period Ended December 31                               1996   %Change        1995  %Change        1994   %Change
----------------------------------------------------------------------------------------------------------------
Revenues (a)                                       $   46.9      (5.8)%  $   49.8     (7.0)%  $   53.6      55.4%
Expenses:
 General, administrative and other expenses, net       34.9       5.6        33.0     11.7        29.6      63.6
 Interest expense                                      62.0       3.7        59.8      6.7        56.0      10.3
----------------------------------------------------------------------------------------------------------------
Total expenses                                         96.9       4.4        92.8      8.4        85.6      24.3
----------------------------------------------------------------------------------------------------------------
Pretax loss (b)                                    $  (50.0)     16.2%   $  (43.0)    34.3%   $  (32.0)     (6.8)%
================================================================================================================
Assets                                             $1,860.1      27.1%   $1,463.3      6.3%   $1,376.2      11.7%
================================================================================================================

(a) Revenues exclude realized investment gains and losses.

(b) Pretax loss excludes realized investment gains and losses and related deferred acquisition cost amortization and dividends on company-obligated mandatorily redeemable preferred securities of Providian LLC.

  Corporate and Other includes activities of a general corporate nature such as debt service, corporate-wide marketing programs, intersegment eliminations, an allocation of net investment income for the capital allocated to business segments, adjustments given to the business segments for tax-preferenced investments, intercompany service fees and real estate development activities. This category also includes the results of businesses that have not yet been integrated into Providian's other business segments.

  The Corporate and Other pretax loss was up $7.0 million from 1995 as a result of tax-preferenced adjustments given to the business units for their investment in low-income housing projects. On a consolidated basis this is more than offset by a declining tax rate. Higher branding expenses used to build brand identity in the Providian name and costs associated with the announced merger and spin-off also contributed to the larger loss. These were partially offset by increased investment income on capital invested in the business segments and higher partnership income. The variance in 1995 was primarily influenced by higher branding expenses, increased tax-preferenced adjustments and higher interest expense.

Asset/Liability Management

In both its insurance and banking operations, asset/liability management is a key element of the Company's overall risk management program. The objective of asset/liability management is to support the achievement of business strategies while maintaining appropriate risk levels. The asset/liability management process focuses on a variety of risks, including market risk (primarily interest rate risk) and credit risk. Effective management of these risks is an important determinant of profit levels and variability of economic value, earnings and surplus. The following discussion addresses the Company's integrated management of assets and liabilities, including the use of derivative financial instruments. The Company does not use derivative financial instruments for speculative purposes.

Market Risk

PCM monitors interest rate risk for the insurance operations by employing a variety of modeling techniques, including duration analysis. Duration reflects the price sensitivity of a financial instrument to changes in interest rates. For the simplest forms of assets or liabilities, duration is proportional to their weighted average life, with weights equal to the discounted present value of estimated cash flows. This methodology causes near term cash flows to have a greater proportional weight than cash flows further in the future. For more complex assets and liabilities with optional cash flows, such as callable bonds, mortgage-backed securities or insurance liabilities, additional adjustments are made to estimate an effective duration. The net duration level represents the difference between the estimated durations of policy liabilities and an equal amount of assets supporting those liabilities. Net duration targets are periodically adjusted to reflect changing business and economic conditions and are

PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------


managed within a range considered appropriate by management. PCM manages the net duration level by changing the nature of the underlying assets or liabilities in the portfolio and using derivatives. Generally, asset durations are longer than liability durations. At December 31, 1996 and 1995, asset durations were longer than liability durations by approximately 0.8 years. During 1996, net duration levels averaged 0.8 years. While quantitatively estimated, determining the net duration level is still a subjective process. There is no generally accepted method of calculating the duration of liabilities; therefore, others might have estimated durations differently. Accordingly, net duration levels among companies may not be comparable.

  The asset/liability management process is designed to monitor asset and liability characteristics on both the individual product and aggregate levels. Each major product category is supported by a separate asset portfolio, which is managed in accordance with a pre-established baseline asset strategy. This baseline strategy represents an appropriate balancing of each product's liability characteristics with the assets supporting those liabilities. Baselines are developed and updated through extensive financial modeling to design the optimal asset baseline suited to the individual product. These analyses, which reflect asset and liability durations, liquidity and other risk characteristics, are used to design the aggregate portfolio of assets and liabilities within desired risk tolerances while producing appropriate expected returns. Aggregate portfolio management takes advantage of offsetting characteristics of individual products and makes aggregate portfolio adjustments to obtain a better overall balance of asset and liability characteristics than that available at the individual product level.

  PCM manages interest rate risk by employing various risk management programs that adjust the overall net duration level or which modify the interest rate characteristics of the underlying assets or liabilities. Interest rate swaps, including basis swaps, and futures contracts are the primary derivative financial instruments used in the overall asset/liability management process. Interest rate swaps generally involve the exchange of fixed and floating rate interest payments on an underlying notional amount. Basis swaps involve the exchange of one floating interest rate payment for another floating interest rate payment determined from different indices. Futures are contracts that call for the future delivery of securities in which the seller agrees to deliver on a specified date a specified instrument at a specified price. Other derivatives, such as options and forwards, are used to a much lesser extent in the asset/liability management process.

  PCM historically has used interest rate swaps to convert fixed rate liabilities to floating rate liabilities, to adjust the net duration level of the overall portfolio and to reduce basis risk by exchanging floating interest rate payments utilizing an index that better correlates with the underlying assets and liabilities. Additionally, futures contracts have been used to adjust the net duration level of the overall portfolio and to hedge market risk related to certain products that provide a return based on the market performance of a designated index. These derivative financial instruments are an integral part of PCM's risk management process and are used extensively in three major risk management programs.

  These three major risk management strategies are similar in that each employs a derivative to synthetically convert either a fixed rate or market-indexed liability to a London Interbank Offered Rate (LIBOR) or U.S. Treasury-based floating rate. As such, these programs result in liabilities with similar characteristics that allow the Company to employ the same baseline asset strategy for these dissimilar products. The baseline asset strategy employed provides for a mixture of varying asset types such as commercial and residential mortgages, bonds and private placement securities that meet predetermined liquidity, credit quality and duration criteria. Most of the asset types utilized are floating rate investments indexed to LIBOR or U.S. Treasury-based interest rates plus a spread. To a lesser extent, fixed rate and other investment types are utilized, but in aggregate, all asset types are designed to meet the predetermined criteria established for the baseline asset strategy.

  PCM's fixed rate GIC product is synthetically converted to a floating rate liability using swaps that receive a fixed rate and pay a LIBOR floating rate. Additionally, the Company has hedged a portion of the basis risk inherent in this program by entering into basis swaps that receive a LIBOR-based floating rate and pay a floating rate indexed to the U.S. Treasury rate. Therefore, the combined interest rate risk associated with the related assets and liabilities is mitigated by converting fixed rate liabilities to floating rate liabilities that more closely mirror the characteristics of the baseline asset strategy. At December 31, 1996, the Company had notional amounts of $4.0 billion of interest rate and basis swaps related to this product.

  PCM sells market-indexed products that provide a variable return indexed to the market performance of certain designated equity or bond indices, such as the S&P 500 or the Lehman Brothers Aggregate Bond Index. These products are supported by a baseline asset strategy. Futures contracts and interest rate swaps that receive a specified index and pay LIBOR are utilized to convert the guaranteed rates to a floating rate liability. The Company had 1,252 S&P 500 contracts with an equivalent contract value of $466.2 million and a notional of $197.7 million of interest rate swaps at December 31, 1996.

  PCM also has a program to reduce the interest rate risk on a portion of the fixed rate annuity business reinsured from NASL. Interest rate swaps are used to convert the fixed rate liability to a floating rate based on LIBOR, which more closely reflects the floating nature of the underlying baseline asset strategy. At December 31, 1996, the Company had a notional amount of $383.4 million of interest rate swaps related to this program.

  The asset/liability management process related to market risk for the Company's banking operations is discussed separately under the Providian Bancorp section on page 21.

PROVIDIAN 1996 ANNUAL REPORT

Credit Risk
--------------------------------------------------------------------------------
The Company, in both its insurance and banking operations, manages credit risk through a rigorous ongoing credit review, approval and monitoring process. Credit risk is defined as the risk that a loss will occur as the result of a borrower or derivative counterparty defaulting on a loan or contract when the contract is in a favorable economic position to the Company. Master netting agreements are entered into with swap counterparties to reduce the exposure to credit risk with the individual counterparty. Credit limits are established for each borrower and counterparty and are analyzed based on total net credit exposure to the borrower, including both debt securities and derivatives. In the event that the individual borrower or derivative counterparty credit risk exceeds the preestablished credit limit as determined by the Company, action is taken to reduce either the derivative or the loan exposure with the counterparty. The Company also monitors exposure to counterparty credit risk through the performance of sensitivity testing. Probabilistic "worst-case" scenarios are considered to determine the credit risk exposure on derivatives associated with the individual counterparty. This exposure is then aggregated with other non-derivative credit risks associated with the individual counterparty to determine compliance with the total individual counterparty credit limit established by the Company during the credit review process. Interest rate swap agreements are traded "over-the-counter" with highly rated, creditworthy counterparties, while futures contracts are traded on a market exchange. The exchange-traded nature of futures contracts reduces credit risk as a result of the clearinghouse function of the exchange and the daily settlement of gains or losses on virtually all exchange-traded contracts. See Note E of the accompanying Consolidated Financial Statements for additional information on credit risk.

Fair Value

The current accounting model required by the Financial Accounting Standards Board, which values some assets at fair value and other assets and all liabilities at historical cost, does not accurately portray overall economic results. Considering the closely integrated manner in which the Company manages its assets and liabilities, the concept of adjusting certain assets to fair value, principally reflecting changes in the interest rate and credit environments, without making a similar adjustment to liabilities, distorts reported financial results.

  As a result of this potential for distortion, fair value disclosure is provided in Note F of the accompanying Consolidated Financial Statements. Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair values for selected financial instruments but does not require disclosure of fair value for traditional insurance liabilities. The Company has elected to provide additional fair value disclosure for all financial instruments, including traditional insurance liabilities, in an effort to more properly reflect changes in shareholders' equity resulting from fluctuations in interest rates. The fair values of individual asset and liability categories as presented differ from carrying amounts principally as a result of changes in the interest rate environment and changes in various credit spreads.

  To illustrate further, the current accounting model resulted in a $177.4 million decrease in the net unrealized investment gain component of shareholders' equity at December 31, 1996, as compared to December 31, 1995. As disclosed in Note F, the fair value of shareholders' equity increased $404.0 million when all other assets and liabilities were marked to fair value. This increase was primarily attributable to 1996 net income, partially offset by dividends to shareholders and the effect of the Company's common stock repurchase program. While the fair value disclosures do not provide an indication of the fair value of the Company, the information does provide a more balanced picture of the economic position of the Company as the result of market changes than provided by only marking debt and equity securities to market as required by generally accepted accounting principles.

Asset/Liability Review

Cash and invested assets were $22.9 billion at December 31, 1996, up 4.3% (1995
- $21.9 billion, up 13.8%). Excluding Providian Bancorp assets, invested assets related to insurance operations were $18.8 billion in 1996 compared to $18.5 billion in 1995. The discussion that follows relates solely to the invested assets and liabilities of the insurance operations. The assets and liabilities of the Company's banking operations are discussed separately under the Providian Bancorp section on pages 22 through 23. As investment manager for the Company's insurance-related invested assets, PCM manages the distribution of investments to optimize risk-adjusted returns in accordance with its baseline asset strategies. Overall, the distribution of invested assets related to insurance operations remains similar to year-end 1995.


Distribution of Insurance Invested Assets

December 31, 1996
(Dollars in millions)

[CHART APPEARS HERE]


32|PROVIDIAN 1996 ANNUAL REPORT

  Public and private bonds account for the majority of invested assets. The bonds are distributed across various industry sectors resulting in no significant concentration in any one sector. The Company maintains a high credit quality investment portfolio with 4.8% and 4.9% of invested assets at December 31, 1996 and 1995, respectively, representing below investment grade bonds. Approximately 90% of the bond portfolio is categorized as National Association of Insurance Commissioners (NAIC) designation 1 or 2. These NAIC designations are given only to the highest quality investments as rated by the Securities Valuation Office of the NAIC.

  The Company has historically had a low default rate in public and private bonds. This is because of PCM's ability to prudently seek out and manage among sectors within various asset classes. There were no securities in the bond or equity portfolios that were delinquent as to interest or dividends at December 31, 1996. Default and loss experience in these portfolios was excellent with no defaults or other significant losses as a result of impairments in value during 1996.

         Distribution of Public and Private Bonds by Industry Sector
                                 Dec. 31, 1996
                             (Dollars in millions)

                             [Chart appears here]


  The Company's bond and equity portfolios are also highly diversified among types of securities. Included in the portfolios were $2.0 billion of mortgage-backed securities (MBS) and $1.3 billion of asset-backed securities (ABS). The Company's MBS and ABS portfolios made up 17.3% and 14.6% of total invested assets at December 31, 1996 and 1995, respectively.

  MBS are debt instruments backed by pools of mortgages, the majority of which are guaranteed by a federal agency with respect to principal and interest payments. MBS provide diversification, excellent credit quality (generally Aaa) and good liquidity characteristics to the Company's total portfolio. The primary investment uncertainty with MBS is the timing of cash flows resulting from the timing variability of prepayments of the underlying mortgages rather than the loss of principal (i.e., credit risk). While MBS are subject to changing prepayment patterns (as are callable corporate bonds), the investment in MBS should be viewed in the context of broader portfolios, and in light of the integrated manner in which the Company manages its assets and liabilities. Mortgage-backed pass-through securities were the largest component of MBS in the portfolio, representing 80.3% of the total MBS portfolio at December 31, 1996. Pass-through securities represent a pool of mortgages packaged as shares, whose income passes from debtors through an intermediary to an investor. The Company's pass-through holdings consist primarily of Aaa rated, mortgage-backed issues, over half of which are government agency guaranteed.

  Collateralized Mortgage Obligations (CMOs) represent the other component of MBS owned by the Company. CMOs are securities that pool mortgage pass-throughs and separate the cash flows to create securities with average lives which are shorter or longer than pass-through securities by themselves. The bonds created by this process are called "tranches." The Company's CMO holdings include a wide variety of individual issues and are concentrated in shorter, more stable tranches. The Company has only nominal exposure to higher volatility CMO tranches, such as interest-only or residual securities.

  Asset-backed securities are primarily comprised of Small Business Administration Loan Pools (SBAs) and auto, student, credit card, home equity and home improvement loans. Approximately 75% of the ABS portfolio has an Aaa rating, with SBAs making up 35% of this investment type. SBAs are high-quality investments that are guaranteed by the U.S. government and have an implied Aaa rating. Furthermore, similar to MBS, SBAs primary investment uncertainty is the timing variability of prepayments of the underlying loans rather than the loss of principal.

  A portion of the MBS and ABS portfolios, approximately 56%, have coupons that adjust with changes in short-term interest rates, such as LIBOR and Treasury bills, and some are subject to caps and floors. While yields on both fixed rate and floating rate MBS and ABS investments will vary somewhat with changes in prepayment speeds, the overall impact of variability in yields on the portfolio is not significant relative to total invested asset yields.

The following table provides a summary of amortized cost and market value for MBS and ABS investments as of December 31, 1996:

                                  Securities by Type
                         -----------------------------------
                                              Market Value
                           Amortized Cost    (carrying value)
(Dollars in millions)
------------------------------------------------------------

Pass-throughs                        $1,561           $1,561
CMOs                                    382              398
ABS                                   1,292            1,301
------------------------------------------------------------
Total                                $3,235           $3,260
============================================================

33 | PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------
  The Company also engages in commercial mortgage and residential mortgage lending in the course of its management of the insurance-related portfolio. Substantially all the commercial mortgage loans originated are first mortgage loans with maximum loan-to-value ratios of 75%. PCM requires minimum debt service coverage from existing cash flows of 1.2 times. At the time of origination of the mortgage loan, an on-site inspection of the collateral and research concerning the borrower and the market are completed. In addition, new mortgage loans require engineering and environmental studies. Currently, multi-family apartments, credit-anchored shopping centers, industrial facilities and, to a lesser extent, agribusiness lending are preferred projects for mortgage loans. Mortgage loans are not currently offered on projects secured by raw land, unanchored shopping centers and special purpose type properties.

  In addition to its rigorous underwriting standards, PCM minimizes credit risk through various means, including limiting average loan balances, diversification by borrower and property type and geographic dispersion of property types.

Commercial Mortgage Loan Principal Balance by Geographic* Location
December 31, 1996
(Dollars in millions)

[CHART APPEARS HERE]

  PCM's mortgage loan philosophy is conservative in loan origination and proactive in identifying and resolving problem loan situations. It includes an "early warning" system designed to assist in detecting potential problems before actual delinquencies occur, so that these loans can be reviewed monthly to monitor results and take further action, as necessary. Problem commercial mortgage loans (based on American Council of Life Insurance [ACLI] standards, which include loans past due 60 days or more, restructured loans, loans in the process of foreclosure and real estate acquired through foreclosure) as of December 31, 1996 amounted to 2.9% of outstanding commercial loans compared to 3.0% at the end of 1995. These results compared very favorably to industry results of 14.8% at September 30, 1996, the latest date for which such information is available, and 15.3% at December 31, 1995.

Commercial Mortgage Loan Principal Balance by Property Type
December 31, 1996
(Dollars in millions)

[CHART APPEARS HERE]

  Included in the Company's commercial mortgage loan portfolio are certain loans that pay interest only with the full principal payment due upon maturity. During the next three years, $947.1 million (1997 - $420.8 million; 1998 - $318.0 million; and 1999 - $208.3 million) of these commercial mortgage loans will mature. The Company does not expect to incur any material credit losses in excess of amounts currently reserved. Additionally, the Company does not expect that the maturity of these loans will have a significant impact on its overall liquidity position over the next three years.

  The Company also maintains a residential mortgage loan portfolio with conservative underwriting standards. Loans are acquired from approved originators and legal documentation is reviewed to ensure a first lien position. Quality control reviews are performed on 10% of all loans, which includes "re-creating" the credit files to protect against fraud or significant inaccuracy.

  Included in the Company's residential mortgage loans in the Pacific region are $814.3 million in California loans. Pool insurance has been obtained on 18.2% of these California-based mortgage loans to reduce credit exposure to that region.

Residential Mortgage Loan Principal Balance by Geographic* Location
December 31, 1996
(Dollars in millions)

[CHART APPEARS HERE]

PROVIDIAN 1996 ANNUAL REPORT

Pool insurance on new California residential mortgage loans is not available because of the withdrawal from this market of the major writers of this type of insurance. However, the Company reduces its exposure to this geographic location by limiting its investment in California loans as a percentage of the total residential mortgage loan portfolio. Additionally, demographic and economic reviews are performed on all geographic regions to identify markets with an increased potential for risk.

  The percentage of problem residential mortgage loans to the total number of loans in the portfolio (based on Mortgage Bankers Association [MBA] standards, which include loans 30 days or more past due and loans in the process of foreclosure) were 4.0% and 3.3% at December 31, 1996 and 1995, respectively. The MBA average for such loans was 5.3% at September 30, 1996, the latest date for which such information is available, and 5.4% at December 31, 1995.

  Mortgage loans on which the Company has discontinued the accrual of interest and restructured loans accruing interest as of December 31, 1996 and 1995, are as follows:

                                                   Mortgage Loans
                                         ---------------------------------
                                           Commercial         Residential
                                         ---------------      -----------
                                         1996       1995      1996   1995
--------------------------------------------------------------------------
(Dollars in millions)
Non-accrual loans                        $  27      $  28     $  32  $  32
Restructured loans, accruing
  interest                                  19         15         -      -
--------------------------------------------------------------------------
Total                                    $  46      $  43     $  32  $  32
==========================================================================

  As of December 31, 1996, the Company had approximately $59.7 million of commercial mortgage loans with identified potential problems that could cause these loans to be included in one of the above categories in the future. However, the Company does not currently anticipate any material losses from these loans.

  The Company had $504.4 million invested in alternative investment strategies, or 2.7% of total invested assets, at December 31, 1996. Included in this category is $166.7 million invested in a traditional convertible arbitrage strategy. This strategy, under contract with a majority-owned investment manager, focuses on hedged investments using exchangeable securities, such as convertible bonds, preferred stocks, warrants and options, in combination with the underlying common stocks. The convertible bonds underlying this strategy are, in general, below investment grade. The risk associated with the convertible bond position is substantially mitigated by a related short stock position. In the event of a gradual credit deterioration in the underlying convertible bond position, the decline in the bond's value is expected to be offset significantly by the related short stock position, which would allow for profitable liquidation of the investment.

  Most of the remaining alternative strategy investments are managed under contract by external investment managers. These investments, some of which may have below investment grade characteristics, generally participate in arbitrage strategies and are made primarily in the form of limited partnership arrangements. The strategies underlying these investments are diverse and are expected to be generally uncorrelated to changes in interest rates. The structure of a limited partnership agreement affords PCM little control over the day-to-day investment decisions of these partnerships. PCM manages its exposure to these types of investments by performing appropriate credit and underwriting reviews prior to the initial investment, by limiting the amount that can be invested in any one strategy and by ongoing monitoring. At December 31, 1996, the largest investment in any one of these other strategies or limited partnerships was $75.7 million.

  Additionally, at December 31, 1996, the Company had $85.5 million invested in affordable housing limited partnerships. These limited partnerships provide substantial incentive tax credits that give the investments a high projected after-tax rate of return that exceeds the associated risk inherent in such investments. The credits, equal to approximately 9% of the cost of a qualified property per year, are earned over a ten-year period. However, the credits are subject to recapture if the property is not held for a minimum of 15 years. As a result, the investments will become more illiquid over time. The tax credits received on these investments during 1996 lowered the Company's actual effective tax rate by 1.7%.

  With respect to the Company's liabilities, the following tables contain information on the Company's major insurance products with related interest components. In addition to these products, the Company also offers products whose return to the customer is represented by the market performance of the underlying assets. These products and the related investments are included in the separate account liabilities and assets reported in the Consolidated Statements of Financial Condition.

PROVIDIAN 1996 ANNUAL REPORT

                                   Mean
Year Ended                 Deposits and             Effective   Effective
December 31, 1996              Reserves   Interest*      Rate*       Rate*+
-------------------------------------------------------------------------
(Dollars in millions)

Guaranteed investment
  contracts                      $6,015       $340       5.65%       6.27%
Fixed annuities                   3,476        174       5.00        5.06
Payout products                   1,466        122       8.30        8.30
Market-indexed products             769         45       5.85       15.32
Single-premium life                 669         28       4.26        4.26
Life, health and other            3,787        216       5.70        5.70
=========================================================================

                                   Mean
Year Ended                 Deposits and             Effective   Effective
December 31, 1995              Reserves   Interest*      Rate*       Rate*+
-------------------------------------------------------------------------
(Dollars in millions)
Guaranteed investment
  contracts                      $6,523       $406       6.22%       6.57%
Fixed annuities                   3,588        191       5.32        5.33
Payout products                   1,237        107       8.67        8.67
Market-indexed products             861         56       6.47       28.29
Single-premium life                 702         32       4.51        4.51
Life, health and other            3,566        205       5.76        5.76
=========================================================================

*After related hedges *+Before related hedges

     GICs consist of fixed rate, fixed maturity contracts (62%), floating rate, indeterminate maturity contracts (32%), or floating rate, fixed maturity contracts (6%). Credited interest on most floating rate contracts resets monthly based on various indices. Indeterminate maturity contracts allow the contractholder to withdraw funds with advance notice periods ranging from three to six months. There is no withdrawal penalty. During 1996, the Company continued to enhance its liquidity position by offering primarily fixed maturity GICs that have no early withdrawal provisions. At December 31, 1996, $4.3 billion of GICs had early withdrawal provisions (requiring 90 to 180 day notice provisions) with the balance ($2.2 billion) having no early withdrawal provisions. The fixed maturity GICs mature as follows (dollars in millions):
1997 - $1,073.3; 1998 - $1,453.9; 1999 - $1,047.8; 2000 - $413.0; and 2001 -
$287.0.

     Fixed annuities include single premium and flexible premium deferred annuities. The contracts typically have a first-year surrender charge of 5.0 to 7.0%, which generally declines to zero over five to six years. The average remaining surrender charge on policies still in the surrender period is 3.6%. As of December 31, 1996, approximately 54%, or $1.8 billion, of fixed annuities were subject to a surrender charge. Fixed annuities as of December 31, 1996 also included $746.4 million of market-value adjustment annuities, having a market-value adjustment on withdrawal prior to the end of the interest guarantee period, which ranges from one to seven years. Approximately 51%, or $383.0 million, of these fixed annuity contracts are synthetically converted to floating rate contracts using interest rate swaps based on LIBOR.

     Payout products include structured settlements, pension buyout annuities and single premium immediate annuities that pay periodic benefits to contractholders. Early withdrawals are prohibited. Annual benefit payments of this type are currently about $104 million. This cash outflow is scheduled to taper off over the next 50 years.

     Market-indexed products provide a return based on the market performance of a designated index, such as the S&P 500 or the Lehman Brothers Aggregate Bond Index. The Company utilizes futures contracts and interest rate swaps in order to hedge the market risk associated with these products, effectively converting the liability to a floating rate based primarily on one-month or three-month LIBOR. At December 31, 1996, there was $675.8 million outstanding related to these products.

     Most single premium life contracts are outside their surrender period. However, 1987 changes in the federal tax laws "grandfathered" favorable tax treatment for existing contracts, thus creating a significant withdrawal disincentive.

     The life, health and other category contains a full range of traditional and interest-sensitive life and health insurance products that contain standard insurance surrender provisions.

     In addition to the above products, PCM also had $13.5 billion of off-balance sheet products, primarily Trust GIC contracts, at December 31, 1996. With Trust GIC, the customer retains legal title to the assets and receives the investment performance over time. PCM controls investment-related risks by setting investment guidelines and routinely monitoring compliance. The underlying investment portfolios predominately include Treasuries, federal agency securities, high-quality corporate bonds and low-volatility mortgage-backed instruments. PCM provides benefit responsiveness on the Trust GIC contracts affording book value accounting treatment for the plan sponsor. PCM provides benefit advances, if necessary, for appropriately defined, benefit-responsive events. Potential advances are mitigated and managed through rigorous plan underwriting, product structure and diversification. At December 31, 1996, there were no outstanding advances to customers.

36 | PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------

Liquidity and Capital Resources

Providian Corporation (the "Parent Company") is a legal entity, separate and distinct from its subsidiaries, and has no business operations. The primary sources of cash to meet obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments from its subsidiaries. While the subsidiaries are restricted in the amount of dividends they may pay to the Parent Company as discussed in Note K to the accompanying Consolidated Financial Statements, these restrictions are not expected to affect the ability of the Parent Company to meet its cash obligations in 1997.

     The liquidity requirements of the Company are primarily met by a stable base of cash flows from insurance premiums (particularly from the home service Providian Agency Group operations, which are very predictable and relatively immune to disintermediation), from banking operations, from investments and from other product sales.

     A strong liquidity position is critical to the Company's continuing financial strength. The availability of cash is essential to the timely payment of policyholders, debt and other obligations, and instrumental to realizing opportunities in today's fast-paced financial markets. As a result, the Company's liquidity position is actively monitored and managed and is considered sufficient to satisfy its foreseeable financial obligations.

     Product design and investment strategies play a major role in liquidity management. The Company's products provide significant customer value, which protects against sudden cash demands (disintermediation). In addition, many insurance contracts contain withdrawal notice provisions or early withdrawal penalties and pay interest rates that are reset regularly to market levels, which protect against disintermediation. Liquidity risks are minimized further by investment strategies that provide for high-quality asset portfolios and by active, integrated asset/liability management processes.

     Net consolidated cash flows from operations in both 1996 and 1995 were $1.5 billion, up from $1.0 billion in 1994. The increases over 1994 primarily relate to differences in federal income taxes paid and interest credited on policyholder balances. See the Consolidated Statements of Cash Flows for additional information regarding liquidity and funding.

     Investment commitments are planned to coincide with expected cash flows. Normal day-to-day cash variations are met by a commercial paper program, supplemented by committed lines of credit. Commercial paper borrowings averaged $95.8 million in 1996 at a weighted average interest rate of 5.42%. Commercial paper outstanding at December 31, 1996 and 1995 was $49.5 million. In addition to the corporate commercial paper program, Commonwealth Insurance, Peoples Security Insurance and Providian Life and Health Insurance Company each have $50.0 million in available commercial paper programs. There were no borrowings under these programs in 1996.

     Excluding Bancorp, the Company has committed lines of credit of $750.0 million that would provide additional liquidity should adverse conditions materialize, and serve as backup to the commercial paper program. There were no borrowings under these lines of credit during the year and no amounts outstanding under them at December 31, 1996. In addition, the Company's bond and stock portfolio of $11.5 billion at December 31, 1996 provides a significant source of short-term liquidity.

     Bancorp analyzes its current and future liquidity needs to support its deposit portfolio and asset growth and has a revolving credit agreement. The agreement provides liquidity for the existing deposit base as well as satisfying short-term funding requirements. The agreement, which was terminated, replaced and restated on May 14, 1996, provides for $1.2 billion of available lines of credit. Outstanding borrowings under the agreement were $115.0 million at December 31, 1996 compared to $321.0 million at the end of 1995. As discussed previously herein, Bancorp uses securitization of consumer loans as an alternative source of funding to support its continued business growth.

     On September 27, 1996, the Company's shelf registration of debt securities became effective and the Company commenced its $500.0 million Series E medium-term note program. The Series E medium-term note program was created from the combination of $389.0 million of new capacity from the registration and $111.0 million of unissued medium-term notes remaining from the Series D program. During 1996, $63.0 million of Series D notes were issued ($110.5 million issued in 1995). There were no Series E notes issued in 1996, leaving a remaining capacity of $500.0 million. The proceeds from these issuances were primarily used to fund 1996 maturities of long-term debt of $65.8 million. The ratio of long-term debt to total realized capital (including long-term debt and the company-obligated mandatorily redeemable preferred securities of Providian LLC and excluding the unrealized investment gain (loss) on debt securities and redeemable preferred stocks, net

                                               37 | PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------

of adjustments for deferred acquisition costs and deferred income taxes) was 19.2% at December 31, 1996 compared to 21.1% at the end of 1995.

     In 1994, the NAIC implemented a risk-based capital formula for the life insurance industry designed to establish minimum levels of statutory capital and surplus. The formula assigns various weighting factors to reflect the perceived risk of each insurer's business. The formula focuses on: (1) asset impairment risks, (2) insurance risks, (3) interest rate risks and (4) general business risks. The adjusted capital levels of the Company's life insurance subsidiaries currently exceed all of the regulatory action levels.

     The Office of the Comptroller of Currency (OCC) requires that its regulated institutions maintain a minimum risk-based capital ratio of 10% to achieve "well capitalized" status. First Deposit National Bank and Providian National Bank, as OCC regulated entities, have maintained "well capitalized" status and as of December 31, 1996, had risk-based capital ratios of 11.18% and 13.44%, respectively.

     Subsequent to December 31, 1996, Bancorp issued $160.0 million of mandatorily redeemable preferred securities, which bear interest at the rate of 9.525%. Bancorp intends to use the proceeds from issuance for the retirement of outstanding indebtedness ($42.5 million as of December 31, 1996) owed to the Parent Company, for the redemption of preferred stock ($63.3 million as of December 31, 1996) held by the Parent Company and for general Bancorp business purposes. The Parent Company plans to use the proceeds to be received from Bancorp to redeem the Parent Company's $95.0 million Sinking Fund Debentures during 1997.

Inflation

Because the Company is a diversified financial services company, its assets and liabilities are inherently sensitive to the overall level of and changes in interest rates, which are traditionally linked to changes in inflation. Some of the Company's assets benefit when interest rates increase while others lose value. Likewise, some liabilities perform better in a rising environment, while others are adversely affected. The converse is true when interest rates decline. In response to these sensitivities, the Company has instituted what it believes to be a very effective asset/liability management process. The objective of this process is to optimize net interest margins within prescribed risk tolerances, while also protecting net asset values (see separate discussion of Asset/Liability Management). Despite such management activities, however, changes in interest rates could cause net interest margins to fluctuate from historical levels.

Common Stock Dividend and Market Data

The Company has increased its dividend each year since its founding in 1969. In 1996, the increase was 11.1% compared to a 12.5% increase in 1995. The quarterly dividend of $0.275 per common share declared by the Board of Directors for the first quarter of 1997 represents an increase of 10.0% over the 1996 quarterly rate. The ten-year annual compounded growth rate has been 9.3%, significantly higher than the approximate 5.2% compound growth rate for the companies that make up the Dow Jones Industrial Average. The Company's annual dividend growth rate has been more than twice the compound annual growth rate of the Consumer Price Index over the same ten-year period, providing shareholders with an income stream that has outpaced inflation by a wide margin.

     The market price for the Company's common stock was $51.38 per common share at December 31, 1996 compared to $40.75 per common share at December 31, 1995 and $30.88 per common share at December 31, 1994. The price-earnings multiple (calculated on the last 12 months' net income per common share) was 11.1 compared to 11.3 at the end of 1995 and 10.2 at the end of 1994. The New York Stock Exchange is the principal market in which the Company's stock is traded (ticker symbols: PVN - common; and PVN Pr M - Providian LLC Monthly Income Preferred Stock). The Company's common shares are also listed on the Pacific Stock Exchange.

     Approximately 15,800 named individuals and institutions own Providian stock including approximately 5,900 associates who own stock through the Company's Thrift Savings Plan. The Company repurchased approximately 1.3 million shares of its common stock in 1996 at an average price of $43.56 per common share. After completing these repurchases, the Company held 21.6 million common shares in treasury at December 31, 1996, at an average cost of $16.53 per common share.

38 | PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------

Supplemental Earnings Data
(Dollars in millions)

Period Ended December 31                                                  1996    1995    1994    1993    1992
--------------------------------------------------------------------------------------------------------------
Operating earnings before federal income tax:/(a)/
  Providian Bancorp                                                      $ 228   $ 188   $ 150   $ 118   $  94
  Providian Direct Insurance                                                91     113     110      98      85
  Providian Agency Group                                                   191     182     182     194     190
  Providian Capital Management                                             162     135     137     134     120
  Corporate and Other                                                      (50)    (43)    (32)    (35)    (33)
--------------------------------------------------------------------------------------------------------------
Total operating earnings before federal income tax                         622     575     547     509     456
--------------------------------------------------------------------------------------------------------------
Federal income tax on operating earnings before impact on deferred
  taxes due to tax law change                                              182     177     170     155     130
--------------------------------------------------------------------------------------------------------------
Operating earnings before impact of tax law change                         440     398     377     354     326
Federal income tax impact on deferred taxes due to tax law change/(b)/       -       -       -      12       -
--------------------------------------------------------------------------------------------------------------
Operating earnings                                                         440     398     377     342     326
Realized investment gain (loss), net of tax                                  2     (47)    (69)    (18)      3
Related amortization, net of tax                                            (1)      -      (3)     (1)     (7)
Dividends on company-obligated mandatorily redeemable preferred
  securities of Providian LLC                                               (6)     (6)     (4)      -       -
--------------------------------------------------------------------------------------------------------------
Net Income                                                                 435     345     301     323     322
Dividends on nonconvertible preferred stock                                  -      -        1       7       7
--------------------------------------------------------------------------------------------------------------
Net Income Applicable to Common Stock                                    $ 435   $ 345   $ 300   $ 316   $ 315
==============================================================================================================

(a) Operating earnings exclude from net income realized investment gains and losses and related deferred acquisition cost amortization, net of taxes, and dividends on company-obligated mandatorily redeemable preferred securities of Providian LLC.
(b) A nonrecurring deferred tax charge of $11.7 million, or $.12 per common share, was recorded as a result of the Omnibus Budget Reconciliation Act of 1993.

Quarterly Financial Data
(Dollars in millions except per common share)

                                Investment                                        Per Common Share
                    Premiums     and Other       Realized  Benefits             --------------------
                   and Other       Income,     Investment       and      Net      Operating      Net
              Considerations        Net(a)    Gain (Loss)  Expenses   Income    Earnings(b)   Income
----------------------------------------------------------------------------------------------------
1996
4th  Quarter            $301          $654           $ 13      $786     $126          $1.28    $1.35
3rd  Quarter             293           607             (8)      742      106           1.19     1.13
2nd  Quarter             306           581             (5)      738      100           1.10     1.07
1st  Quarter             299           577              4       732      103           1.07     1.09
----------------------------------------------------------------------------------------------------
1995
4th  Quarter            $292          $584           $  1      $726     $103          $1.08    $1.08
3rd  Quarter             297           580            (19)      727       89           1.05      .93
2nd  Quarter             311           562            (16)      733       84           1.00      .88
1st  Quarter             295           536            (35)      696       69            .96      .72
----------------------------------------------------------------------------------------------------

(a) Includes investment income, net of expenses, consumer loan servicing fees and other income, net.
(b) Operating earnings per common share exclude from net income applicable to common stock realized investment gains and losses and related deferred acquisition cost amortization, net of taxes.

Quarterly Price Ranges of Common Stock
and Dividends Per Common Share

                       High       Low    Dividend                                 High       Low    Dividend
------------------------------------------------------------------------------------------------------------
1996                                                       1995
4th  Quarter         $55.38    $42.50        $.25          4th  Quarter         $42.88    $37.75       $.225
3rd  Quarter          44.25     38.13         .25          3rd  Quarter          41.88     34.75        .225
2nd  Quarter          46.63     41.38         .25          2nd  Quarter          37.50     33.50        .225
1st  Quarter          47.13     40.50         .25          1st  Quarter          36.88     30.88        .225

                                                    PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------
Management's Responsibilities for Financial Reporting

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

/s/ Irving W. Bailey II

Irving W. Bailey II
Chairman and
Chief Executive Officer


/s/ Shailesh J. Mehta

Shailesh J. Mehta
President and Chief
Operating Officer

/s/ Robert L. Walker

Robert L. Walker
Senior Vice President - Finance
and Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
Providian Corporation

  We have audited the accompanying consolidated statements of financial condition of Providian Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note C to the consolidated financial statements, in 1994 the Company changed its method of accounting for certain investments in debt and equity securities.

/s/ Ernst & Young LLP

Louisville, Kentucky
February 4, 1997

40|PROVIDIAN 1996 ANNUAL REPORT

Consolidated Statements of Income

(Dollars in millions except per common share)
                                        Providian Corporation and Subsidiaries

Year Ended December 31                            1996         1995       1994
------------------------------------------------------------------------------
Revenues:
 Premiums and other considerations              $1,199       $1,195     $1,141
 Investment income, net of expenses              1,932        1,861      1,595
 Consumer loan servicing fees                      281          250        207
 Realized investment gain (loss)                     4          (69)      (100)
 Other income, net                                 206          151        116
------------------------------------------------------------------------------
Total Revenues                                   3,622        3,388      2,959

Benefits and Expenses:
 Benefits and claims                               919          868        832
 Increase in benefit and contract reserves         816          889        700
 Commissions, net                                   87           85         73
 General, administrative and other expenses, net   767          679        549
 Amortization:
  Deferred policy and loan acquisition costs       269          220        249
  Value of insurance in force purchased             21           21         21
  Goodwill                                           8            8          8
 Interest expense                                  111          112         86
------------------------------------------------------------------------------
Total Benefits and Expenses                      2,998        2,882      2,518
Income before Federal Income Tax                   624          506        441
Federal Income Tax                                 183          155        136
------------------------------------------------------------------------------
Net Income before Dividends on Company-Obligated
 Mandatorily Redeemable Preferred Securities of
 Providian LLC                                     441           351       305
Dividends on company-obligated mandatorily
 redeemable preferred securities of
 Providian LLC                                       6             6         4
------------------------------------------------------------------------------
Net Income                                         435           345       301
Dividends on Nonconvertible Preferred Stock          -             -         1
------------------------------------------------------------------------------
Net Income Applicable to Common Stock           $  435       $   345    $  300
==============================================================================
Net Income Per Common Share                     $ 4.64       $  3.60    $ 3.02
==============================================================================

See Notes to Consolidated Financial Statements.

                                               41 | PROVIDIAN 1996 ANNUAL REPORT

Consolidated Statements of Financial Condition
(Dollars in millions)


December 31                                                                      1996     1995
------------------------------------------------------------------------------------------------
Assets
Investments:
     Securities available for sale, at fair value:
       Bonds and redeemable preferred stocks (amortized cost of $10,663
         and $10,104 in 1996 and 1995, respectively)                            $10,952  $10,705
       Common and nonredeemable preferred stocks (cost of $448
         and $462 in 1996 and 1995, respectively)                                   455      453
     Trading account securities, at fair value                                       96      105
     Commercial mortgage loans                                                    2,864    2,740
     Residential mortgage loans                                                   2,718    3,063
     Consumer loans, net                                                          2,810    2,968
     Consumer loans held for securitization                                         740      123
     Policy loans                                                                   487      454
     Real estate                                                                     54       60
     Other long-term investments                                                    550      320
     Short-term investments                                                         239      225
------------------------------------------------------------------------------------------------
Total Investments                                                                21,965   21,216




Cash and cash equivalents                                                           904      708
Investment income due and accrued                                                   300      303

Operating property -- at cost, less accumulated depreciation and amortization       189      178


Deferred policy and loan acquisition costs                                        1,508    1,481
Value of insurance in force purchased                                               237      256
Goodwill                                                                            202      214


Separate account assets                                                           3,240    2,070
Other assets                                                                        448      413
------------------------------------------------------------------------------------------------
Total Assets                                                                    $28,993  $26,839
------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------


                                          Providian Corporation and Subsidiaries
December 31                                                    1996       1995
-------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Liabilities
Policy liabilities:
  Benefit reserves                                          $ 3,794    $ 3,674
  Individual annuity reserves                                 5,479      5,829
  Group annuity deposits                                      7,170      6,858
  Policy and contract claims                                    218        206
  Other policyholders' funds                                    177        185
--------------------------------------------------------------------------------
Total Policy Liabilities                                     16,838     16,752

Banking deposits                                              3,390      2,158
Accrued expenses and other liabilities                        1,153      1,572
Separate account liabilities                                  3,240      2,070
Long-term debt issued by:
  Corporate                                                     718        721
  Bancorp                                                        50          -
Deferred federal income tax                                     414        505
--------------------------------------------------------------------------------
Total Liabilities                                            25,803     23,778

Commitments and Contingencies

Company-Obligated Mandatorily Redeemable
 Preferred Securities of Providian LLC                          100        100

Shareholders' Equity
Common stock, $1 par:
     300,000,000 shares authorized;
     Issued - 115,325,000 shares                                115        115
Additional paid-in capital                                       44         50
Net unrealized investment gain                                  182        359
Retained earnings                                             3,109      2,770
Common stock held in treasury - at cost:
     1996 - 21,561,000 shares; 1995 - 20,967,000
      shares                                                   (356)      (330)
Unearned restricted stock                                        (4)        (3)
------------------------------------------------------------------------------
Total Shareholders' Equity                                    3,090      2,961
------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                  $28,993    $26,839
==============================================================================
See Notes to Consolidated Financial Statements.

                                                 PROVIDIAN 1996 ANNUAL REPORT|43

Consolidated Statements of Cash Flows

(Dollars in millions)                    Providian Corporation and Subsidiaries

Year Ended December 31                             1996        1995        1994
-------------------------------------------------------------------------------
Cash Flows from Operations:
Net income                                      $   435     $   345     $   301
Adjustments to reconcile net income to net
 cash flows from operations:
 Increase in policy liabilities                     811         998         669
 Amortization of deferred policy and loan
  acquisition costs                                 269         220         249
 Amortization of value of insurance in force
  purchased and goodwill                             29          29          29
 Provision for consumer loan losses                 127          80          50
 Change in investment income due and accrued          3           4          19
 Depreciation and other amortization, net            15          16          12
 Net sales (purchases) of trading account
  securities                                         16           9         (49)
 Realized investment gain (loss)                     (4)         69         100
 Change in current federal income tax                21          53         (95)
 Provision for deferred federal income tax            4           2           -
 Policy and loan acquisition costs deferred:
   General, administrative and other expenses      (200)       (225)       (198)
   Commissions                                      (74)        (84)        (89)
 Other                                               28         (32)         (1)
-------------------------------------------------------------------------------
Net Cash Flows provided by Operations             1,480       1,484         997

Cash Flows from Investment Activities:
Available for sale securities sold                5,420       4,934       4,862
Available for sale securities acquired           (5,813)     (4,213)     (4,927)
Other investments sold or matured                 1,756       1,364         608
Other investments acquired                       (1,576)     (1,911)     (1,549)
Additions to operating property                     (62)        (45)        (38)
Net increase in credit card receivables and
 other consumer loans                            (3,056)     (2,486)       (981)
Proceeds from securitization of loans             2,510       1,824         575
Purchase of securitized consumer loans              (39)       (241)        (49)
Net cash received from coinsurance transaction        -         310           -
All other investment activities                    (163)        (91)        (49)
-------------------------------------------------------------------------------
Net Cash Flows used in Investment Activities     (1,023)       (555)     (1,548)

Cash Flows from Financing Activities:
Change in short-term borrowings                    (475)        328         145
Net borrowings (repayments) on Bancorp
 revolving line of credit                          (206)         86          60
Deposits in universal life and investment-type
 products                                         2,090       1,779       2,862
Withdrawals from universal life and
 investment-type products                        (2,815)     (3,277)     (2,676)
Net increase in certificates of deposit             963         392         117
Increase in other banking deposits                  270          86          10
Issuance of company-obligated mandatorily
 redeemable preferred securities of
 Providian LLC                                        -           -         100
Redemption of preferred stock                         -           -        (100)
Issuance of long-term debt by:
 Corporate                                           63         111         106
 Bancorp                                             50           -           -
Repayment of long-term debt                         (66)        (84)         (2)
Purchase of common stock for treasury               (55)       (143)       (139)
Dividends on preferred and common stock             (94)        (86)        (82)
Proceeds from exercise of stock options              14          14           4
-------------------------------------------------------------------------------
Net Cash Flows provided by (used in) Financing
 Activities                                        (261)       (794)        405
-------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash
 Equivalents During Year                            196         135        (146)
-------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of Year      708         573         719
-------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year        $   904     $   708     $   573
===============================================================================

See Notes to Consolidated Financial Statements.

44 | PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity
(Dollars in millions)                                                                     Providian Corporation and Subsidiaries

                                                                                              Common
                                                    Additional  Net Unrealized                 Stock     Unearned          Total
                                 Preferred  Common     Paid-in      Investment    Retained   Held in   Restricted  Shareholders'
                                     Stock   Stock     Capital     Gain (Loss)    Earnings  Treasury        Stock         Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994           $ 100    $115        $ 57           $  17      $2,296     $ (89)         $(3)        $2,493
Adjustment to beginning
  balance for change in
  accounting method                                                        262                                               262
Net income                                                                             301                                   301
Dividends:
  Preferred                                                                             (1)                                   (1)
  Common                                                                               (81)                                  (81)
Change in net unrealized
  investment gain (loss)                                                  (623)                                             (623)
Purchase of 4,334,000 common
  shares for treasury                                                                           (139)                       (139)
Redemption of 1,000,000 shares
  Series F Adjustable Rate
  Cumulative Preferred Stock          (100)                                                                                 (100)
Issuance of 330,000 common
  shares under employee benefit
  plans, including tax benefit                               1                          (2)       10                           9
Award of 147,000 unearned
  restricted common shares to
  employees, less 34,000 shares
  forfeited and related
  amortization                                              (1)                                    4           (2)             1
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994             -     115          57            (344)      2,513      (214)          (5)         2,122
Net income                                                                             345                                   345
Dividends on common stock                                                              (88)                                  (88)
Change in net unrealized
  investment gain (loss)                                                   703                                               703
Purchase of 3,910,000 common
  shares for treasury                                                                           (143)                       (143)
Issuance of 732,000 common shares
  under employee benefit plans,
  including tax benefit                                     (6)                                   26                          20
Award of 69,000 unearned
  restricted common shares to
  employees, less 63,000 shares
  forfeited and related amortization                        (1)                                    1            2              2
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995             -     115          50             359       2,770      (330)          (3)         2,961
Net income                                                                             435                                   435
Dividends on common stock                                                              (96)                                  (96)
Change in net unrealized investment
  gain (loss)                                                             (177)                                             (177)
Purchase of 1,256,000 common shares
  for treasury                                                                                   (55)                        (55)
Issuance of 612,000 common shares
  under employee benefit plans,
  including tax benefit                                     (6)                                   27                          21
Award of 82,000 unearned restricted
  common shares to employees, less
  24,000 shares forfeited and
  related amortization                                                                             2           (1)             1
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996         $   -    $115         $44           $ 182      $3,109     $(356)         $(4)        $3,090
================================================================================================================================

See Notes to Consolidated Financial Statements.

                                                    PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements


Note A - Nature of Operations

Providian Corporation and subsidiaries (the "Company") is a leading provider of consumer financial services. Through its insurance and banking operations, the Company offers various types of insurance, consumer credit and savings deposits, and individual annuity and group pension products.

     Providian Bancorp (Bancorp) offers consumer lending and deposit products and services such as unsecured credit cards and revolving credit lines, home equity loans, secured credit cards, insurance premium financing, a variety of fee-based products and services, money market deposit accounts and certificates of deposit nationwide through direct mail and telephone distribution channels.

     Providian Direct Insurance (PDI) provides whole and term life insurance products as well as supplemental accident and health insurance and property and casualty insurance products. PDI utilizes direct response methods such as television, telephone and mail to reach low- to middle-income households nationwide. PDI also markets life and health insurance to enlisted military personnel, both active duty and retirees.

     Providian Agency Group (PAG) primarily offers individual life insurance products (such as whole life, interest-sensitive and term life plans) through home sales representatives. PAG markets to low- and middle-income individuals and families, primarily in rural and small-town areas throughout the Southeastern and Mid-Atlantic states. PAG also leverages its insurance capabilities by marketing insurance products in partnership with third-party insurance and marketing organizations.

     Providian Capital Management (PCM) provides fixed rate and variable individual annuities as well as group traditional and synthetic guaranteed investment contracts (GICs) and payout annuities. Utilizing the Company's insurance subsidiaries, PCM markets its annuities to individuals through banks, financial planners and third-party marketing organizations. PCM also markets its fee- and spread-based group products to pension plans, banks and other organizations.

Note B - Plan and Agreement of Merger and Reorganization

On December 28, 1996, Providian Corporation executed a Plan and Agreement of Merger and Reorganization (the "Merger Agreement") with AEGON N.V. ("AEGON") and LT Merger Corp., a wholly owned subsidiary of AEGON ("Merger Sub"), pursuant to which Merger Sub will merge with Providian Corporation. In connection with this merger, Providian Corporation will spin off Providian Bancorp, Inc. to Providian Corporation shareholders (the "Distribution"). For each share of Providian Corporation stock owned, shareholders will receive one share of Providian Bancorp, Inc. in the Distribution. Pursuant to the Merger Agreement, among other things, (a) Providian Corporation will be the surviving corporation in the merger and become a wholly owned subsidiary of AEGON, and (b) each shareholder of Providian Corporation will be entitled to receive a number of shares of AEGON common stock in exchange for shares of Providian Corporation's common stock.

     Shareholders of Providian Corporation will receive in exchange for each share of common stock, a fraction of an AEGON common share equal to $28.00 divided by the "AEGON Share Price." Generally, the "AEGON Share Price" is equal to the average, during the 20 trading days immediately preceding the last business day before the date of the merger, of the average daily high and low prices per share of an AEGON common share on the New York Stock Exchange (the "Fair Market Value at the Effective Time"). The AEGON Share Price, however, is subject to a collar, for the purposes of calculating the exchange ratio, which provides that the AEGON Share Price shall be $61.153 if the Fair Market Value at the Effective Time is equal to or greater than $61.153 and shall be $50.034 if the Fair Market Value at the Effective Time is equal to or less than $50.034. The Merger Agreement also provides that AEGON may terminate the agreement if the AEGON Share Price is more than $66.713 and that Providian Corporation may terminate the agreement if the AEGON Share Price is less than $44.475, unless the other party agrees to a "make-whole" provision. In general, the "make-whole" provision would mean that the value of the AEGON common shares issued in the merger would not be more than $30.545 or less than $24.889 for each share of Providian Corporation common stock.

     The Board of Directors of Providian Corporation has unanimously approved the Merger Agreement and the Distribution. The merger is subject to approval by various regulatory authorities, approval by Providian Corporation's shareholders and certain other conditions. The Distribution will occur only if all of the conditions necessary for the merger are satisfied.

     Should the Merger Agreement be terminated as a result of certain fiduciary obligations of the Board of Directors of Providian Corporation, Providian Corporation would be required to pay to AEGON liquidated damages of $80 million to $100 million.

     Because consummation of the merger and the Distribution is subject to the above conditions, no representations can be made as to whether, or when, the merger and Distribution will be completed or as to the possible impact of the merger and Distribution on the financial condition and results of operations of the Company should the merger and Distribution occur.


46  PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------

Note C - Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) designed for shareholder reporting to measure income on a going-concern basis. Insurance and banking subsidiaries of the Company also submit financial reports to regulatory authorities based on regulatory accounting practices designed to measure solvency, which differ significantly from GAAP. Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation. These reclassifications had no significant effect on the Company's financial position or results of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of Providian Corporation and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Management's Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

     Significant estimates are utilized in the calculation of deferred policy acquisition costs, benefit reserves and allowances for uncollectible mortgage loans, credit card receivables and other consumer loans. It is reasonably possible that these estimates may change in the near term, thereby possibly having a material effect on the financial statements.

Investments

Debt and equity securities that are not bought and held principally for the purpose of selling them in the near term or those that are not intended to be held to maturity are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale are credited or charged, net of applicable taxes and adjustments to related deferred policy acquisition costs, directly to shareholders' equity as a component of net unrealized investment gain (loss) and are recognized in income as a realized gain (loss) upon disposition of the investment.

     Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Trading account securities are carried at fair value with the unrealized gain or loss included as a component of investment income.

     Mortgage and consumer loans are carried at unpaid balances, net of allowances for uncollectible amounts. It is the Company's policy to discontinue the accrual of interest on mortgage loans when more than 90 days delinquent and on consumer loans when more than 180 days delinquent. Interest received on non-accrual mortgage loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Real estate taken in foreclosure is recorded at the lower of cost or fair value. Other real estate is carried at cost less depreciation, generally calculated using the straight-line method. Policy loans are carried at unpaid balances. Other long-term investments are carried at cost or on the equity method, as appropriate. Short-term investments and cash equivalents are carried at cost, which approximates market value.

     Realized gains and losses on investments sold, net of unamortized gains and losses of related hedging instruments and provisions for other than temporary impairment in the value of investments retained, are included in income. The cost of investments sold is determined on a first-in, first-out basis. Dividends on redeemable preferred stocks and interest on bonds and loans are credited to income as they accrue. Dividends on common and nonredeemable preferred stocks are credited to income on ex-dividend dates.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Long-lived assets held for disposal are required to be valued at the lower of the assets' carrying amount or fair value less cost to sell. The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

Effective January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These Statements, which establish accounting standards for creditors when a loan is deemed impaired, are primarily applicable to the commercial loan portfolio, as large groups of smaller balance homogeneous loans such as credit card, consumer installment loans or residential mortgages are excluded. The adoption of these Statements did not have a material effect on the Company's financial position or results of operations.

                                                PROVIDIAN 1996 ANNUAL REPORT  47

     Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this Statement, securities are classified either as held to maturity, available for sale or trading. Upon adoption of SFAS No. 115, the Company classified substantially all of its securities as available for sale. As a result of the adoption of SFAS No. 115, the net unrealized investment gain (loss) component of shareholders' equity increased by $262 million. The adoption of SFAS No. 115 had no effect on net income.

Derivative Financial Instruments

The Company manages interest rate and market risk by using derivative financial instruments to adjust the overall net duration level of the portfolio or to modify the interest rate or market characteristics of the underlying assets or liabilities. For those derivative financial instruments designated and used to hedge changes in fair value of an underlying security due to changes in interest rates, Company policy requires that the correlation of the change in fair value between the derivative financial instrument and the underlying security be between 80% to 125% during the hedge period. If the correlation deviates from this range and is not expected to return to this range in the near term, Company policy requires that hedge accounting be terminated. Certain derivative financial instruments are also used to hedge interest rate risk by changing the interest characteristics of the underlying hedged asset or liability, for example, to convert an asset or liability from a fixed rate to a floating rate.

Interest Rate Swap, Cap and Floor Agreements. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments, without an exchange of the underlying principal amount. Interest rate cap agreements involve the payment of a maximum fixed interest rate when an indexed rate exceeds that fixed rate. Interest rate floor agreements involve the payment of a minimum fixed interest rate when that rate exceeds an indexed rate. The fair values of interest rate caps, floors and swap agreements accounted for as hedges are recorded in the Consolidated Statements of Financial Condition in a manner similar to the underlying asset or liability that is being hedged. See Note E for additional information related to these interest rate swap agreements. The amounts to be paid or received as a result of these agreements are accrued and recognized in the Consolidated Statements of Income through an adjustment to investment income, benefits and claims or increase in benefit and contract reserves. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a constant yield basis over the expected remaining life of the hedged item, which typically approximates the term of the hedging instrument prior to its termination.

Futures and Forwards. Futures and forwards are contracts that call for the delayed delivery of securities in which the seller agrees to deliver on a specified future date a specified instrument at a specified price. The daily change in market value of forwards and futures contracts used to adjust the net duration level of the overall portfolio is recognized in realized investment losses in the Consolidated Statements of Income. The daily change in market value for futures contracts used as accounting hedges for products that provide a return based on the market performance of a designated index is included in benefits and claims in the Consolidated Statements of Income. Margin requirements on futures contracts, equal to the change in market value, usually are settled on a daily basis.

Options. Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specified period of time, a financial instrument at a specified price. The Company generally hedges written option positions with counterbalancing futures or purchased option positions. Options are carried at market value, with realized and unrealized gains and losses recognized in income or, if the option contract qualifies as a hedge, as an adjustment to the carrying amount of the asset or liability being hedged.

Asset Securitizations

The Company actively engages in non-recourse sales of certain consumer receivables through securitization. Since the receivables are sold at par value, no gains or losses are recorded at the time of the sale. Upon the sale, the underlying receivables, the related deferred acquisition costs and the allowance for possible credit losses are removed from the Consolidated Statements of Financial Condition.
     The Company continues to service the related accounts after the receivables are securitized. The excess of interest income and fee revenue on the securitized assets over the interest paid to the owners of the securitized assets, credit losses and other trust expenses is recognized monthly over the life of the transaction when earned and is included in consumer loan servicing fees in the Consolidated Statements of Income. Other transaction costs are deferred and amortized as a reduction of servicing fees.
     The accounting policy described above is effective for securitizations that occurred prior to 1997. However, effective January 1, 1997, the Company has prospectively adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial

PROVIDIAN 1996 ANNUAL REPORT

Assets and Extinguishments of Liabilities." The provisions of SFAS No. 125 that relate to accounting for transfers and servicing of financial assets, which are summarized below, are applicable to the Company's securitization activities.
     SFAS No. 125 requires that a transfer of financial assets in which the transferror surrenders certain conditions of control over those assets be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. SFAS No. 125 also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer. Any gain or loss on the sale should be recognized at that date. Under the prior accounting practice, such gains were generally recognized over the life of the securitization transaction. The impact of the adoption of SFAS No. 125 on the Company's Consolidated Financial Statements will depend upon the amount and timing of future securitizations by the Company.

Consumer Loans Held for Securitization

Consumer loans held for securitization represent the lesser of receivables eligible for securitization or receivables that management intends to securitize within six months that are currently on-balance sheet. These assets are reported at the lower of cost or fair value.

Operating Property

Operating property, including real estate, furniture and fixtures, and data processing hardware and related systems, is recorded at cost, which, for significant additions, includes interest capitalized. These assets are depreciated or amortized over their estimated useful lives, principally using the straight-line method.

Policy and Loan Acquisition Costs

The costs of acquiring new individual life, annuity, accident and health and property and casualty insurance policies are deferred to the extent recoverable from future premiums or expected gross profits. These costs consist principally of commissions; product-related printing, mailing and solicitation costs; and other issue and marketing-related administrative expenses. The amortization policy is explained under Premiums, Benefits and Expenses. Mortgage loan commitment fees, net of direct costs incurred for successful efforts in acquiring loans, are deferred and amortized as income over the expected life of the loan, generally seven years. The direct costs of acquiring consumer loans are netted against related credit card and credit line fees, if any, and deferred and amortized on a straight-line basis, generally over one year for credit card products and five or seven years for consumer credit line products.

Other Intangibles

The value of insurance in force purchased is an asset that is recorded in connection with the acquisition of an insurance company. The initial value is determined by an actuarial study using expected future gross profits as a measurement of the net present value of the insurance purchased, which is amortized on a constant yield basis, with the accrual of interest added to the unamortized balance using rates ranging from 6.25% to 15%. The balance is amortized over the estimated life of the insurance in force over a period not to exceed 30 years for individual life insurance, 25 years for individual accident and health insurance and 15 years for property and casualty insurance. Goodwill is amortized over a period not to exceed 40 years using the straight-line method.

Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policyholders and employee groups who generally bear the investment risk. The separate account assets and liabilities are carried at fair value. Premiums received and the accumulated value portion of benefits paid to the separate account policyholders are excluded from the amounts reported in the Consolidated Statements of Income. Fees charged on policyholders' deposits are included in other income, net.
     Certain separate accounts provide policyholders with a guaranteed return consistent with the performance of an index such as the S&P 500. These separate accounts are included in the general account assets and liabilities for GAAP purposes due to the nature of the guaranteed return. However, these products are sold and reported as separate accounts for statutory purposes.

Benefit Reserves and Policyholder Contract Deposits

Traditional Life Insurance and Accident and Health Insurance Products Traditional life insurance products include those contracts with fixed and guaranteed premiums and benefits, and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. Accident and health insurance products include coverages for regular income during periods of hospitalization, scheduled reimbursement for specific hospital/surgical expenses and cancer treatments, and lump sum payments for accidental death or dismemberment.
     Reserves on traditional life and accident and health insurance products are calculated by using a net level premium method and assumptions, determined at the time of policy issue, as to investment yields, mortality, morbidity and withdrawals. The assumptions are based on projections of past

                                                    PROVIDIAN 1996 ANNUAL REPORT
experience and include provisions for possible unfavorable deviation. Reserves on most such individual policies are based on assumed investment yields that range from a level 3.0% for policies issued before 1951 to a rate grading from 7.5% to 5.5% for policies issued after 1980. Reserves on individual policies acquired by purchase are based on assumptions considered appropriate as of the date of purchase, with an assumed investment yield grading from 9.0% to 5.5%.

Universal Life and Investment-Type Products Universal life products include universal life and other interest-sensitive life insurance policies. Investment-type products consist primarily of guaranteed investment contracts and single premium and flexible premium annuity and life contracts.

     Benefit reserves, individual annuity reserves and group annuity deposits on these products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

Interest Rate Assumptions

The weighted average assumed investment yield for policy reserves and deposits was 5.9% in 1996, 6.3% in 1995 and 6.1% in 1994.

Policy and Contract Claims

Policy and contract claims, principally related to accident and health and property and casualty insurance policies, are based on estimates of future trends in claim severity and frequency.

Banking Deposits

Banking deposits consist primarily of savings deposits, time deposits and certificates of deposit of $100 thousand or more. Interest on banking deposits and related hedging instruments is reflected in the Consolidated Statements of Income in benefits and claims.

Premiums, Benefits and Expenses

Traditional Life Insurance and Accident and Health Insurance Products Premiums for individual life policies are recognized when due; premiums for accident and health and all other policies are reported as earned proportionately over their policy terms.

     Benefit claims (including an estimated provision for claims incurred but not reported), benefit reserve changes and expenses (except those deferred) are charged to income as incurred. Deferred policy acquisition costs are charged to income over periods of 25 years or less for traditional life insurance policies and 20 years or less for accident and health policies. Acquisition costs are amortized in relation to expected premium revenues using assumptions generally consistent with those used for computing benefit reserves.

     These practices are designed to match benefits and expenses with related premiums and thereby spread income recognition over expected policy lives.

Universal Life and Investment-Type Products Premiums for these products consist of policy charges for the cost of insurance, policy initiation, administration and surrenders during the period. Expenses include interest credited to policy account balances, net payments or receipts related to interest rate exchange agreements and benefit payments made in excess of policy account balances. Credited interest rates ranged from 4.0% to 8.0% in 1996.

     Deferred policy acquisition costs are amortized in relation to the incidence of expected gross profits, including realized investment gains and losses, over the expected life of the policies, not to exceed 25 years for universal life contracts and 15 years for investment-type contracts.

Federal Income Tax

Deferred income tax assets and liabilities reflect the future tax consequences of differences between the reported amounts of assets and liabilities in the accompanying financial statements and those in the Company's income tax returns.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to or greater than the fair market value of the shares at the date of grant. The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for 1996 calendar year financial statements. As allowed by SFAS No. 123, the Company accounts for stock option grants in accordance with Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants. Refer to Note M for additional disclosures.

Treasury Stock

Repurchased shares of the Company's common stock are included in treasury stock at cost. Shares issued from treasury stock under employee benefit plans and for exercise of stock options are at original cost on a last-in, first-out basis.

PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------

Net Income Per Common Share

Per common share amounts in the Consolidated Statements of Income have been calculated using net income after provision for dividends on nonconvertible preferred stock, divided by the weighted average number of common shares outstanding during the year (1996 - 93,664,000 shares; 1995 - 95,861,000 shares; and 1994 - 99,319,000 shares.) Fully diluted net income per common share is not presented as it approximates net income per common share.

Consolidated Statements of Cash Flows

Cash and cash equivalents consist of highly liquid investments with maturities of 90 days or less at their date of purchase. Cash paid for interest on debt was $114 million, $107 million and $82 million in 1996, 1995 and 1994, respectively. Cash paid for federal income taxes was $155 million, $117 million and $231 million in 1996, 1995 and 1994, respectively.

Note D - Investments

The following tables contain amortized cost and market value information on debt securities (bonds and redeemable preferred stocks) and equity securities (common and nonredeemable preferred stocks) classified as available for sale at December 31, 1996 and 1995:

                                             Gross         Gross
                           Amortized    Unrealized    Unrealized     Market
December 31, 1996               Cost         Gains        Losses      Value
---------------------------------------------------------------------------
(Dollars in millions)

Debt securities:
  U.S. government
    obligations              $   344          $  4           $ 4    $   344
  States and political
    subdivisions                 724            55             2        777
  Foreign government
    obligations(a)               129            15            --        144
  Corporate                    5,733           243            62      5,914
  Foreign corporate(a)           498            18             3        513
  Asset-backed                 1,292            17             8      1,301
  Mortgage-backed              1,943            26            10      1,959
---------------------------------------------------------------------------
Total debt securities         10,663           378            89     10,952
Equity securities                448            16             9        455
---------------------------------------------------------------------------
Total available for sale     $11,111          $394           $98    $11,407
===========================================================================

(a) Substantially all are U.S. dollar-denominated.

                                             Gross         Gross
                           Amortized    Unrealized    Unrealized     Market
December 31, 1996               Cost         Gains        Losses      Value
---------------------------------------------------------------------------
(Dollars in millions)

Debt securities:
  U.S. government
    obligations              $   788          $ 37           $ 1    $   824
  States and political
    subdivisions                 679            69            --        748
  Foreign government
    obligations(a)               162            15            --        177
  Corporate                    5,361           432            38      5,755
  Foreign corporate(a)           457            41             3        495
  Asset-backed                 1,122            24             2      1,144
  Mortgage-backed              1,535            40            13      1,562
---------------------------------------------------------------------------
Total debt securities         10,104           658            57     10,705
Equity securities                462             9            18        453
---------------------------------------------------------------------------
Total available for sale     $10,566          $667           $75    $11,158
===========================================================================

(a) Substantially all are U.S. dollar-denominated.

     The amortized cost and market value of available for sale debt securities at December 31, 1996, by contractual maturity, follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, sometimes without call or prepayment penalties.

                                        Amortized     Market
December 31, 1996                            Cost      Value
------------------------------------------------------------
(Dollars in millions)

Due in one year or less                   $   122    $   122
Due after one year through five years         998      1,013
Due after five years through ten years      2,090      2,133
Due after ten years                         4,218      4,424
------------------------------------------------------------
Subtotal                                    7,428      7,692
Asset-backed securities                     1,292      1,301
Mortgage-backed securities                  1,943      1,959
------------------------------------------------------------
Total debt securities                     $10,663    $10,952
============================================================

     Net unrealized gains on investments classified as available for sale are reduced by deferred federal income taxes and adjustments to deferred policy acquisition costs that would have been required as an adjustment to income had such gains been realized. Net unrealized investment gain on available for sale securities as of December 31, 1996 and 1995 is summarized as follows:


December 31                                  1996     1995
-----------------------------------------------------------
(Dollars in millions)

Net unrealized investment gain
  on available for sale securities before
  adjustments for the following:             $ 296    $ 592
  Amortization of deferred
    policy acquisition costs                   (17)     (40)
  Deferred federal income taxes                (97)    (193)
-----------------------------------------------------------
Net unrealized investment gain
on available for sale securities             $ 182    $ 359
===========================================================

                                                PROVIDIAN 1996 ANNUAL REPORT  51

     Additionally, the following table shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain (loss) on debt and equity securities for the years ended December 31, 1996, 1995 and 1994:

Year Ended December 31               1996     1995    1994
--------------------------------------------------------------
(Dollars in millions)
Change in unrealized
 investment gain (loss):
 Available for sale:
  Debt securities                   $(312)   $1,156   $(1,018)
  Equity securities                    16        45       (59)

Change in unrealized
 investment gain (loss) included
 in investment income:
 Trading account securities:
  Debt securities                   $  (1)   $   9    $   (10)
  Equity securities                    (6)       -          1

Realized investment gain (loss):
  Debt securities                   $  21    $ (44)   $   (28)
  Equity securities                     1       (7)        (3)
  Other investments                   (10)      (2)       (48)
===============================================================

     Included in realized investment gain (loss) on other investments for 1994 in the preceding table is a $52 million nonrecurring loss on the Company's impaired investment in Granite Partners.

     Proceeds, gross gains and gross losses from sales of available for sale securities for the years ended December 31, 1996, 1995 and 1994, were as follows:

Year Ended December 31     1996     1995    1994
-------------------------------------------------
(Dollars in millions)
Proceeds                  $5,420  $4,934   $4,862
Gross gains                   83     115       76
Gross losses                 (61)   (115)    (125)
=================================================

     Gross gains of $5 million and $22 million and gross losses of $56 million and $4 million were realized on related hedging instruments in 1995 and 1994, respectively. Included in the above amounts for 1995 are gross losses of $56 million on futures transactions used as an economic hedge of the available for sale debt securities portfolio.

     Federal income tax in 1996, 1995 and 1994 includes an expense (benefit) of $3 million, $(22) million and $(32) million, respectively, for the tax effect of total net realized gains and losses.

     Consumer loans have been reduced by the sales, without recourse, of unsecured receivables under asset securitization plans during 1996, 1995 and 1994 of $2.471 billion, $1.584 billion and $526 million, respectively. Total unsecured receivables outstanding under securitization plans were $5.610 billion and $3.486 billion as of December 31, 1996 and 1995, respectively. Additionally, there were $740 million and $123 million of unsecured receivables held for future securitization as of December 31, 1996 and 1995, respectively.

     An analysis of the allowance for loan losses on consumer and mortgage loans for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                    Consumer                  Mortgage
                              -----------------------    --------------------
Year Ended December 31        1996      1995     1994    1996    1995    1994
-----------------------------------------------------------------------------
(Dollars in millions)
Balance at beginning
  of period                   $  93     $ 76     $ 75    $ 50    $ 52    $ 51
Current period provision        127       80       50       8      16      21
Current period chargeoffs,
  net of recoveries            (105)     (63)     (49)    (15)    (18)    (20)
-----------------------------------------------------------------------------
Balance at end of period      $ 115     $ 93     $ 76    $ 43    $ 50    $ 52
=============================================================================

     Mortgage loans which have been non-income producing for the preceding 12 months were $5 million and $6 million at December 31, 1996 and 1995, respectively. The recorded investment in mortgage loans that were considered to be impaired under SFAS No. 114 was $101 million and $112 million at December 31, 1996 and 1995, respectively, with related allowances for credit losses of $8 million and $17 million, respectively. The average recorded investment in impaired loans was $106 million and $105 million during 1996 and 1995, respectively. Additionally, during 1996 and 1995, the Company recognized $6 million and $7 million, respectively, of interest income on the impaired loans, including $6 million of interest income recognized during each year using the cash basis method of income recognition.

Net Investment Income

     Gross investment income, net of payments or receipts on related interest rate exchange agreements, by type of investment, and investment expenses for the years ended December 31, 1996, 1995 and 1994 were as follows:

Year Ended December 31               1996     1995     1994
------------------------------------------------------------
(Dollars in millions)
Gross investment income:
  Available for sale:
   Debt securities                  $  771   $  817   $  805
   Equity securities                    38       44       61
  Trading account securities            22       21        4
  Mortgage loans                       465      462      399
  Consumer loans                       574      458      314
  Policy loans                          30       27       23
  Real estate and other long-term
   investments                          44       44       16
  Short-term investments and
   cash equivalents                     42       37       23
------------------------------------------------------------
Total                                1,986    1,910    1,645
Less investment expenses                54       49       50
------------------------------------------------------------
Investment income,
net of expenses                     $1,932   $1,861   $1,595
============================================================


PROVIDIAN 1996 ANNUAL REPORT

Note E - Financial Instruments

The Company utilizes a variety of financial instruments in its asset/liability management process and to meet its customers' financing needs. The asset/liability management process focuses on the management of a variety of risks, including market risk (primarily interest rate risk) and credit risk. Effective management of these risks is an important determinant of profitability. Instruments used in this process and to meet the customers' financing and investing needs include derivative financial instruments, primarily interest rate swap agreements (including basis swaps) and futures contracts, and commitments to extend credit. Other derivatives, such as interest rate cap and floor agreements, options and forwards are used to a much lesser extent in the asset/liability management process. All of these instruments involve (to varying degrees) elements of market risk and credit risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional values of all of these instruments reflect the extent of involvement in the various types of financial instruments.
     The Company's exposure to market risk (including interest rate risk) is the risk of market volatility and potential disruptions in the market that may result in certain instruments being less valuable. The Company monitors and controls its exposure to this risk primarily through the use of total portfolio analysis of net duration levels, a monthly mark to market process and ongoing monitoring of interest rate movements.
     The Company manages interest rate risk primarily through the use of duration analysis. Duration is a key portfolio management tool and is measured for both assets and liabilities. Duration reflects the price sensitivity of financial instruments to changes in interest rates. For the simplest forms of assets or liabilities, duration is proportional to their weighted average lives, with weights equal to the discounted present value of estimated cash flows. This methodology causes near-term cash flows to have a greater proportional weight than cash flows further in the future. For more complex assets and liabilities with optional cash flows, such as callable bonds, mortgage-backed securities or traditional insurance liabilities, additional adjustments are made in estimating an effective duration. The Company uses derivatives as a less costly and less burdensome alternative to restructuring the underlying cash instruments to manage interest rate risk based upon the aggregate net duration level of its aggregate portfolio.
     The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. This exposure includes settlement risk (risk that the counterparty defaults after the Company has delivered funds or securities under the terms of the contract) that results in an accounting loss and replacement cost risk (cost to replace the contract at current market rates should the counterparty default prior to the settlement date.) There is no off-balance sheet exposure to credit risk that would result in an immediate accounting loss (settlement risk) associated with counterparty non-performance on interest rate swap agreements (including caps and floors), futures, forwards and options. Interest rate swap, cap and floor agreements are subject to replacement cost risk, which equals the cost to replace those contracts in a net gain position should a counterparty default. These instruments, as well as futures, forwards and options, are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.
     The credit risk on all financial instruments, whether on- or off-balance sheet, is controlled through an ongoing credit review, approval and monitoring process. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk, and establishes individual and aggregate counterparty exposure limits. In order to limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties. These master netting agreements provide that, upon default of either party, contracts in gain positions will be offset with contracts in loss positions and the net gain or loss will be received or paid, respectively. Assuming every counterparty defaulted, the cost to replace those interest rate contracts in a net gain position, after consideration of the aforementioned master netting agreements, would have been $62 million and $117 million at December 31, 1996 and 1995, respectively.
     Interest rate swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating (primarily six-month or less London Interbank Offered Rate [LIBOR]) interest amounts based upon an underlying notional amount. The basis swaps are contracts whereby the Company receives an amount based primarily upon six-month or less LIBOR and pays an amount based on either a short-term Treasury or prime rate. The Company uses futures contracts primarily to adjust the net duration level of the overall portfolio and to reduce market risk related to certain products that provide a return based on the market performance of a designated index.

                                       53|PROVIDIAN 1996 ANNUAL REPORT

     The following table provides the maturities and weighted average rates for each significant derivative product type and is based on the assumption that rates will remain constant at December 31, 1996 levels. To the extent that actual rates change, the variable interest rate information will change accordingly.


                                           Maturity Schedule by Year for Derivative Products
                           -----------------------------------------------------------------
                                                                           2001-
                           1997        1998        1999        2000        2006        Total
--------------------------------------------------------------------------------------------
(Dollars in millions)

Receive Fixed
Swaps
Notional value            $  663      $1,045      $1,039      $  936      $1,599      $5,282
weighted average:
  Receive rate              6.35%       6.03%       6.81%       6.99%       6.73%       6.61%
  Pay rate                  5.60        5.67        5.64        5.76        5.75        5.69

Pay Fixed Swaps
Notional value            $   50      $  120      $    -      $    -      $  116      $  286
Weighted average:
  Receive rate              3.22%       5.53%          -%          -%       5.74%       5.21%
  Pay rate                  7.04        6.24           -           -        7.01        6.69

Basis Swaps
Notional value            $  372      $   10      $  248      $  100      $   50      $  780
Weighted average:
  Receive rate              3.31%       5.91%       4.51%       5.53%       5.53%       4.15%
  Pay rate                 10.79        5.61        7.73        5.48        5.56        8.73

Other Derivative
Products (a)
Notional or
  contract value          $  637      $  249      $  165      $    -      $  267      $1,318
--------------------------------------------------------------------------------------------
Total notional or
  contract value          $1,722      $1,424      $1,452      $1,036      $2,032      $7,666
============================================================================================
Total Weighted
Average Rates
on Swaps:
  Receive rate              5.16%       5.98%       6.37%       6.85%       6.63%       6.24%
  Pay rate                  7.45        5.73        6.04        5.73        5.83        6.11
============================================================================================

(a) Other derivative products include interest rate caps and floors, futures, forward rate agreements, options and foreign currency forwards.

    The following table summarizes the activity by notional or contract value in derivative products for 1996, 1995 and 1994:

                            Receive   Pay Fixed/                               Other
                          Fixed/Pay     Receive                           Derivative
                           Floating    Floating      Basis      Futures     Products (a)
---------------------------------------------------------------------------------------
(Dollars in millions)
Balance at
  January 1, 1994          $ 4,635      $ 2,237      $ 526      $   732      $1,187
    Additions                3,061           10        315        7,030         250
    Maturities                (555)        (281)       (33)           -        (424)
    Terminations            (3,270)      (1,699)         -       (6,499)       (258)
-----------------------------------------------------------------------------------
Balance at
  December 31, 1994          3,871          267        808        1,263         755
    Additions                1,631          541        183        4,066       1,359
    Maturities                (770)        (208)      (457)           -          (6)
    Terminations                 -            -        (44)      (4,503)       (790)
-----------------------------------------------------------------------------------
Balance at
  December 31, 1995          4,732          600        490          826       1,318
    Additions                1,438          159        313        2,453         764
    Maturities                (640)          (2)       (23)           -        (773)
    Terminations              (248)        (471)         -       (2,713)       (557)
-----------------------------------------------------------------------------------
Balance at
December 31, 1996          $ 5,282      $   286      $ 780      $   566      $  752
===================================================================================

(a) Other derivative products include interest rate caps and floors, forward rate agreements, options and foreign currency forwards.

     During 1996 and prior years, the Company terminated or closed certain interest rate swaps that were accounted for as hedges. The net deferred gains on these agreements were $41 million and $71 million as of December 31, 1996 and 1995, respectively, and are primarily being amortized to investment income over the expected remaining lives of the related investments, generally three to seven years.

     The net unrealized gain (loss) on all derivative instruments is off-balance sheet except for $5 million that is recorded on-balance sheet as of December 31, 1996. The following table summarizes the unrealized gains and losses on derivative instruments at December 31, 1996 and 1995:

                              Total                                     Net
                           Notional   Unrealized   Unrealized   Unrealized
December 31, 1996             Value        Gains       Losses   Gain (Loss)
--------------------------------------------------------------------------
(Dollars in millions)

Receive fixed               $5,282       $   66         $11         $    55
Pay fixed                      286            -           4              (4)
Basis                          780            -           1              (1)
Other derivative
 products (a)                1,318            9           -               9
---------------------------------------------------------------------------
Total                       $7,666       $   75         $16         $    59
===========================================================================

(a) Other derivative products include interest rate caps and floors, futures, forward rate agreements, options and foreign currency forwards.



                                                       Total                                    Net
                                                    Notional   Unrealized   Unrealized   Unrealized
December 31, 1995                                      Value        Gains       Losses   Gain (Loss)
---------------------------------------------------------------------------------------------------
(Dollars in millions)
Receive fixed                                         $4,732         $134          $ 6         $128
Pay fixed                                                600            -           11          (11)
Basis                                                    490            -            3           (3)
Other derivative
  products(a)                                          2,144            -            1           (1)
---------------------------------------------------------------------------------------------------
Total                                                 $7,966         $134          $21         $113
===================================================================================================

(a) Other derivative products include interest rate caps and floors, futures, forward rate agreements, options and foreign currency forwards.

Commitments

Consumer credit line loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. In addition, these commitments can be withdrawn by the Company at any time after 30 days notice, or without notice as permitted by law. It is anticipated that commitment amounts will only be partially drawn upon based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements.

  The Company has issued Trust GIC contracts to plan sponsors pursuant to which the plan sponsor retains legal title to the assets and receives the investment performance related to these contracts. The Company guarantees to provide benefit responsiveness, which may take the form of annuities, in the event that qualified plan benefit requests exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan contributions and asset cash flows or proceeds from the future sales of plan assets. In return for this guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company thoroughly underwrites the plan(s) for the possibility of having to make benefit payments. Additionally, the plan sponsor must agree to the investment guidelines established by the Company that help to ensure appropriate credit quality and cash flow availability from plan assets. Funding requirements to date have been minimal and management does not anticipate any future funding requirements that would have a material effect on reported financial results.

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

The following table summarizes the Company's commitments as of December 31, 1996 and 1995:

Year Ended December 31                    1996     1995
-------------------------------------------------------
(Dollars in millions)

Consumer credit lines                  $11,929  $ 9,121
Trust GIC contracts                     13,112   12,122
Other commitments                          874      849
=======================================================

Concentrations of Credit Risk

The Company invests its cash and cash equivalents with major financial institutions, in U.S. government agency securities and in commercial paper of companies with strong credit ratings. The investments mature within 90 days and, therefore, are subject to little risk. The Company has not experienced credit losses related to these investments.

  The Company limits credit risk by diversifying its investment portfolio among common and preferred stocks, public and private bonds, and commercial and residential mortgage loans. It further diversifies these portfolios between and within industry sectors, by geography and by property type. Credit risk is also limited by maintaining rigorous underwriting standards and purchasing insurance protection in certain cases.

  In addition, the Company establishes credit approval processes, credit limits and monitoring procedures on an individual counterparty basis. As a result, management believes that significant concentrations of credit risk do not exist.

Note F -- Fair Values of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of the amount and timing of future cash flows. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. The fair value amounts presented herewith do not include an amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type

                                               PROVIDIAN 1996 ANNUAL REPORT | 55
products, or other intangible items. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.

The following statements reflect fair values for those instruments specifically covered by SFAS No. 107 along with a fair value amount for those traditional insurance liabilities for which disclosure is permitted but not required; all other assets and liabilities have been reflected at their carrying amounts.


                                           1996                    1995
                                   ---------------------   ---------------------
                                                Carrying                Carrying
December 31                        Fair Value     Amount   Fair Value     Amount
--------------------------------------------------------------------------------
(Dollars in millions)

Assets
Investments:
  Securities available for sale:
    Bonds and redeemable
      preferred stocks (a)            $10,952    $10,952      $10,705    $10,705
    Common and
      nonredeemable
      preferred stocks (a)                455        455          453        453

  Trading account securities (a)           96         96          105        105
  Commercial mortgage loans             2,975      2,864        2,913      2,740
  Residential mortgage loans            2,722      2,718        3,065      3,063
  Consumer loans                        4,016      3,550        3,547      3,091
  Policy loans                            487        487          454        454
  Real estate and other
    investments (a)                       843        843          605        605
--------------------------------------------------------------------------------
Total Investments                      22,546     21,965       21,847     21,216

Cash and cash equivalents (a)             904        904          708        708
Deferred policy and
  loan acquisition costs                    -      1,508            -      1,481
Value of insurance in
  force purchased                           -        237            -        256
Goodwill (a)                              202        202          214        214
Separate account assets (a)             3,240      3,240        2,070      2,070
Other assets (a)                          937        937          894        894
--------------------------------------------------------------------------------
Total Assets                          $27,829    $28,993      $25,733    $26,839
================================================================================

(a) These balance sheet items are carried at fair value or are not covered by SFAS No. 107 and are reported at carrying amounts.

                                               1996                 1995
                                      ---------------------  -------------------
                                                   Carrying             Carrying
December 31                           Fair Value     Amount  Fair Value   Amount
--------------------------------------------------------------------------------
(Dollars in millions)

Liabilities
Policy liabilities:
  Benefit reserves                       $ 1,803    $ 3,794     $ 1,800  $ 3,674
  Individual annuity
    reserves                               5,633      5,479       6,279    5,829
  Group annuity
    deposits                               7,204      7,170       6,965    6,858
  Policy and contract claims
    and other policyholders' funds           384        395         384      391
--------------------------------------------------------------------------------
Total Policy Liabilities                  15,024     16,838      15,428   16,752

Banking deposits                           3,396      3,390       2,172    2,158
Accrued expenses and
  other liabilities (a)                    1,153      1,153       1,572    1,572
Separate account liabilities (a)           3,240      3,240       2,070    2,070
Long-term debt                               804        768         796      721
Deferred federal income tax                  646        414         590      505
Derivative instruments
  relating to:
  Individual annuity reserves                 (1)         -          (8)       -
  Policyholder contract deposits             (48)         -        (101)       -
  Banking deposits                            (7)         -          (5)       -
  Long-term debt                               -          -           1        -
--------------------------------------------------------------------------------
Total Liabilities                         24,207     25,803      22,515   23,778
--------------------------------------------------------------------------------
Company-Obligated Mandatorily
  Redeemable Preferred
  Securities of Providian LLC (a)            100        100         100      100
--------------------------------------------------------------------------------
Total Shareholders' Equity               $ 3,522    $ 3,090     $ 3,118  $ 2,961
================================================================================

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

Consumer Loans Fair values of consumer credit line loans are determined by discounting the estimated future cash flows, adjusted for differences in loan characteristics at rates for securities backed by similar loans. Fair values of variable rate equity lines secured by second deeds of trust with interest rate floors approximate carrying amounts plus a floor premium calculated using external market valuations.

56 | PROVIDIAN 1996 ANNUAL REPORT

     For variable rate loans that reprice monthly with no applicable floor and no significant change in credit risk, carrying amounts approximate fair values.

Policy Loans The carrying amounts of policy loans approximate their fair values.

Policy Liabilities Fair values for liabilities under floating rate GICs approximate carrying amounts. Fair values for liabilities under other investment-type insurance contracts are estimated using discounted cash flow calculations, based on current interest rates for similar contracts. Fair values for liabilities under traditional insurance contracts are estimated using discounted cash flow calculations based on current interest rate and pricing assumptions. Other policy liabilities represent obligations that are anticipated to be settled in the near term where fair values approximate their carrying amounts. The fair values of policy liabilities represent the fair values of the insurance contracts as a whole that implicitly eliminates deferred policy acquisition costs and value of insurance in force purchased.

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

Deferred Federal Income Tax Included in this caption is a projected liability for federal income tax that may be incurred as a result of the excess of estimated fair value over reported values of the assets, liabilities and derivative instruments. This projected tax liability of $232 million and $85 million at December 31, 1996 and 1995, respectively, has been computed on a non-discounted basis assuming a statutory federal income tax rate of 35% for both 1996 and 1995.

Derivative Instruments Derivative instruments include interest rate swap, cap and floor agreements. Fair values for these interest rate exchange agreements are based on pricing models or formulas using current assumptions.

Note G - Accumulated Depreciation and Amortization

Accumulated depreciation and amortization were as follows:

December 31                                              1996    1995
---------------------------------------------------------------------
(Dollars in millions)
Investment real estate                                   $  3    $  3
Operating property                                        251     214
Value of insurance in force purchased                     292     271
Goodwill                                                  104      96
=====================================================================

     The value of insurance in force purchased is an asset that represents the present value of future profits on business acquired. An analysis of the value of insurance in force purchased for the years ended December 31, 1996, 1995 and 1994 is as follows:

Year Ended December 31                           1996   1995   1994
-------------------------------------------------------------------
(Dollars in millions)
Balance at beginning of period                   $256   $273   $284
Additions resulting from
 acquisitions                                        2      4     10
Accretion of interest during
 the year                                           24     27     29
Amortization of asset                             (45)   (48)   (50)
-------------------------------------------------------------------
Balance at end of period                         $237   $256   $273
===================================================================

     Amortization of the value of insurance in force purchased in each of the following years is expected to be: 1997-$42 million; 1998 - $39 million; 1999 - $36 million; 2000 - $34 million; and 2001 - $31 million.

Note H - Federal Income Tax

Federal income tax expense for the years ended December 31, 1996, 1995 and 1994 consisted of the following:

Year Ended December 31                         1996    1995    1994
-------------------------------------------------------------------
(Dollars in millions)

Current                                        $179    $153    $136
Deferred                                          4       2       -
-------------------------------------------------------------------
Total federal income tax                       $183    $155    $136
===================================================================
     The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

                                      Percent of GAAP Pretax Income
                                      -----------------------------
Year Ended December 31                   1996     1995     1994
-------------------------------------------------------------------
Statutory federal income tax rate        35.0%    35.0%    35.0%
Tax-preferenced investment income        (2.8)    (3.4)    (3.4)
Tax credits                              (1.7)     (.4)     (.3)
Other items, net                         (1.1)     (.5)     (.4)
-------------------------------------------------------------------
Effective income tax rate                29.4%    30.7%    30.9%
===================================================================

  Deferred tax liabilities and assets consisted of the following:

December 31                              1996    1995
-----------------------------------------------------
(Dollars in millions)
Deferred tax liabilities:
 Deferred policy and
  loan acquisition costs                 $ 423  $ 424
 Market discount on investments             28     29
 Value of insurance in force purchased      73     77
 Prepaid pension asset                      41     33
 Net unrealized gain on available
  for sale securities                       97    193
 Other                                       8      6
-----------------------------------------------------
Total deferred tax liabilities             670    762
Deferred tax assets:
 Policy liabilities                         92     76
 Employee benefit accruals                  47     43
 Loan loss reserve                          68     68
 Net deferred investment gains              13     25
 Other                                      36     45
-----------------------------------------------------
Total deferred tax assets                  256    257
-----------------------------------------------------
Net deferred tax liabilities             $ 414  $ 505
=====================================================

  Prior to 1984, a portion of the life insurance subsidiaries' current income was not subject to current income tax and was accumulated in tax accounts known as policyholders' surplus. The total of the life insurance subsidiaries' balances accumulated in the policyholders' surplus accounts as of December 31, 1983 amounted to $257 million and was frozen at that time as a result of the Tax Reform Act of 1984. Accordingly, no additions to the policyholders' surplus accounts have been made since that date. Distributions from these accounts would be subject to current income tax. At December 31, 1996, the life insurance subsidiaries could have paid (or deemed to have paid) to the Company additional dividends, subject to statutory limitations on subsidiary dividends as discussed in Note K, of approximately $1.3 billion before being subject to tax on any portion of the policyholders' surplus accounts. Since the Company believes that the policyholders' surplus accounts will not be subject to current income tax in the foreseeable future, no provision has been made for the related deferred income taxes of $90 million.

Note I - Debt
Long-term debt consisted of the following:

December 31                                            1996   1995
------------------------------------------------------------------
(Dollars in millions)

Corporate:
Sinking Fund Debentures 8.75% due 2017                $  95  $  95

Medium-Term Notes:
 8.17% to 8.97% paid in 1996, noncallable                 -     66
 7.04% to 9.79% due 1997, noncallable                    58     57
 8.11% to 9.35% due 1998, noncallable                    13     13
 8.83% to 8.90% due 1999, noncallable                    70     70
 6.92% to 9.90% due 2000, noncallable                    10     10
 6.31% to 9.88% due 2001 to 2026, noncallable,
  net of unamortized discount of $9 in 1996 and 1995    447    385
 10.00% due 2021, callable at par in 2001                25     25
------------------------------------------------------------------
Total Corporate                                         718    721
------------------------------------------------------------------
Bancorp:
 Notes:
  5.74% subordinated notes due 1999                      50      -
------------------------------------------------------------------
Total long-term debt                                  $ 768  $ 721
==================================================================

  Aggregate maturities and sinking fund requirements of Corporate long-term debt in each of the following years are: 1997 - $58 million; 1998 - $13 million;
1999 -$75 million; 2000 - $15 million; and 2001 - $87 million. Bancorp long-term debt of $50 million matures in 1999.

Debentures

The 8.75% Sinking Fund Debentures are subject to an annual sinking fund beginning in 1998 and to a ten-year refunding provision, which may be reduced to the extent that the debentures are acquired through early redemption provisions or on the open market.

Revolving Credit Facility Agreements

The Company has a Revolving Credit Facility Agreement, with various domestic and international banks, that expires on December 19, 1997. The agreement provides for an aggregate principal amount of $300 million in unsecured borrowings with a facility fee of .125% per annum based on the commitment at the time, regardless of usage, and on the Company's senior debt ratings. The facility enables the Company to borrow on a standby basis and under competitive bid procedures. The loans bear interest based on one of the following options: fixed rate determined by the participating banks; LIBOR adjusted for a margin; LIBOR plus a margin of
 .25%; an adjusted certificate of deposit rate plus a margin of .375%; or the higher of the base commercial lending rate or the federal funds rate plus .50%. The above margins are based on the Company's senior debt ratings. There have been no borrowings under this agreement.

  The Company entered into a five-year Revolving Credit Facility Agreement, with various domestic and international banks, effective August 21, 1995. The agreement provides for an aggregate principal amount of $450 million in unsecured

PROVIDIAN 1996 ANNUAL REPORT
borrowings with a facility fee of .10% per annum based on the commitment at the time, regardless of usage, and on the Company's senior debt ratings. The facility enables the Company to borrow on a standby basis as well as under competitive bid procedures. The loans bear interest based on one of the following options: fixed rates determined by the participating banks; LIBOR adjusted for a margin; LIBOR plus a margin of .25%; an adjusted certificate of deposit rate plus .375%; or the higher of the base commercial lending rate or the federal funds rate plus .50%. The above margins are based on the Company's senior debt ratings. There have been no borrowings under this agreement.

Revolving Credit Agreement

Certain subsidiaries of Providian Bancorp, Inc., a wholly owned subsidiary of the Company, maintain a revolving credit agreement with various domestic and international banks. The agreement, which was terminated, replaced and restated on May 14, 1996, provides for an aggregate principal amount of $1.2 billion, with a facility fee of .10% or .125% per annum of the total commitment amount, determined on the basis of Providian Bancorp's consolidated tangible capital. Revolving credit loans under the agreement bear interest based on one of the following options: the greater of the federal funds rate plus .50% or the prime commercial lending rate of the agent bank; LIBOR plus .175%, or a competitive bid option rate. The agreement expires May 14, 1999, with an optional one-year extension. At December 31, 1996 and 1995, outstanding borrowings under the agreement were $115 million and $321 million, respectively.

Summary of Short-Term Borrowings

In addition to the credit facilities previously discussed, the Company may use other borrowing sources, such as commercial paper, federal funds purchased, repurchase agreements and bank notes, to meet its short-term financing needs. The following table summarizes all outstanding short-term borrowings (included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition) and the weighted average interest rate on those borrowings as of December 31, 1996 and 1995:

                                                       1996                     1995
                                               --------------------      -------------------
                                                           Weighted                 Weighted
                                                            Average                  Average
                                                           Interest                 Interest
December 31                                    Balance         Rate      Balance        Rate
--------------------------------------------------------------------------------------------
(Dollars in millions)
Commercial paper                                 $  50         5.41%        $ 50        5.85%
Borrowings under
 Providian Bancorp:
  Revolving credit agreement                       115         5.78          321        6.03
  Federal funds purchased                           51         5.55          336        5.73
  Bank notes                                         -            -          190        5.82
============================================================================================

Note J - Company-Obligated Mandatorily Redeemable Preferred Securities of Providian LLC

Providian LLC was formed in 1994 and capitalized through the purchase of common shares by the Company. Providian LLC exists solely for the purpose of issuing preferred and common shares and lending the proceeds to the Company. The notes receivable from the Company that result from such loans constitute the only material assets of Providian LLC. On May 12, 1994, Providian LLC completed the issuance of 4,000,000 shares of Cumulative Monthly Income Preferred Stock (MIPS) at $25 per share to replace the Company's Adjustable Rate Cumulative Preferred Stock, Series F, which had been redeemed (see Note K). The MIPS are redeemable at the option of Providian LLC (with the Company's consent) in whole or in part on or after May 31, 1999, at a redemption price of $25 per share plus accumulated and unpaid dividends. Upon liquidation of Providian LLC, the holders of the MIPS are entitled to $25 per share plus accumulated and unpaid dividends. The MIPS pay monthly dividends at an annual rate of 8.875%. The Company has unconditionally guaranteed all legally declared and unpaid dividends of Providian LLC.

Note K - Shareholders' Equity and Restrictions

Common Stock

During 1996, 1995 and 1994, the Company announced plans to repurchase a total of 11,500,000 shares of the Company's common stock on the open market. Through December 31, 1996, the Company repurchased 9,500,000 shares (1,256,000 shares in 1996, 3,910,000 shares in 1995 and 4,334,000 shares in 1994) at an aggregate cost of $337 million ($55 million in 1996, $143 million in 1995 and $139 million in 1994).

Preferred Stock

The Company has 6,000,000 shares of preferred stock authorized for issuance. At December 31, 1996, there were 5,533,000 shares of preferred stock available for issuance. The remaining 467,000 shares of preferred stock are held by Commonwealth Life Insurance Company, a wholly owned subsidiary of the Company, and are eliminated from the Consolidated Statements of Financial Condition.
     On March 2, 1994, the Company redeemed, at face value, all 1,000,000 shares of its Series F, Adjustable Rate Cumulative Preferred Stock, at $100 per share plus accrued and unpaid dividends through the date of redemption.

Shareholder Rights Plan

The Company adopted in 1987 a Shareholder Rights Plan designed to deter those takeover initiatives not in the best interest of its shareholders. Under the plan, as amended on November 4, 1992, a Common Share Purchase Right (Right) with an exercise price of $75 is attached to each outstanding share of the Company's common stock. The Rights detach and

                                                 59 PROVIDIAN 1996 ANNUAL REPORT
become exercisable when any person or group acquires 20% or more (or announces a tender offer for 20% or more) of the Company's common stock, at which time each Right (other than those held by the acquiring company) will entitle the holder to purchase that number of shares of common stock of the Company with a market value of two times the exercise price. If the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, each Right will entitle the holder to purchase that number of shares of stock of the acquiring company at the exercise price having a market value of two times that price.
     The Rights, which expire December 15, 1999, are redeemable by action of the Board of Directors at a price of $.01 per Right at any time prior to their becoming exercisable.
     On December 28, 1996, the Company's Board of Directors adopted a further amendment (the Amendment) in anticipation of the Company's execution of the Merger Agreement (see Note B.) The Amendment exempts the transactions contemplated in the Merger Agreement from the operation of the plan.

Statutory Limitations on Subsidiary Dividends

The Company's insurance subsidiaries are subject to limitations on the payment of dividends to the Company. Generally, dividends during any 12-month period may not be paid, without prior regulatory approval, in excess of the lesser of (and with respect to life and health subsidiaries in the state of Missouri, in excess of the greater of): (a) 10% of the insurance subsidiaries' statutory surplus as of the preceding December 31; or (b) the insurance subsidiaries' statutory gain from operations for the preceding 12-month period. The banking subsidiaries' payment of dividends are restricted by certain risk weighted capital requirements and required regulatory approval for dividends in excess of the current and prior two 12-month periods' earnings. The insurance and banking subsidiaries were in compliance with these requirements at December 31, 1996.
     The following table is a comparison of subsidiaries' statutory net income and consolidated GAAP net income. Statutory shareholders' equity for the insurance subsidiaries consisted of capital and surplus of $64 million and $1.183 billion, respectively, in 1996 and $64 million and $1.145 billion, respectively, in 1995. In converting to GAAP, adjustments to insurance statutory amounts include the following: (a) costs of acquiring new policies are deferred and amortized over the premium-paying period or in relation to the incidence of expected gross profits; (b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; (c) available-for-sale and trading fixed maturity investments are reported at fair value with unrealized holding gains and losses reported as a separate component of shareholders' equity for those designated as available-for-sale and in net income for those designated as trading; (d) deferred income taxes are provided; (e) acquisitions accounted for as purchases recognize the fair value of assets and liabilities acquired; and (f) statutory non-admitted assets are restored for GAAP. In converting to GAAP for banking purposes, the direct costs of acquiring consumer loans are deferred and amortized over one, five or seven years, depending on the product and loan servicing income deferred in trust receivables.

Year Ended December 31                      1996   1995   1994
--------------------------------------------------------------
(Dollars in millions)

Statutory gain (loss) from
  insurance operations:
  Life insurance companies                  $364   $205   $186
  Property and casualty
    insurance companies                       (9)     1     (2)
--------------------------------------------------------------
Total statutory gain from
  insurance operations                       355    206    184
Realized investment
  loss, net of tax                            (8)    (7)   (24)
--------------------------------------------------------------
Total insurance statutory
  net income                                 347    199    160
Banking net income                           117    117    101
--------------------------------------------------------------
Total statutory net income                  $464   $316   $261
--------------------------------------------------------------
Consolidated GAAP net income                $435   $345   $301
==============================================================

The Company believes that contractual and statutory limitations impose no practical restrictions on the Company's dividend and common stock repurchase plans.

Note L - Commitments and Contingencies

Leases

At December 31, 1996, future minimum rental commitments under noncancellable leases aggregated $97 million through 2012 for office space and aggregated $23 million through 2001 for data processing and other equipment. Total payments under these commitments in each of the following years are: 1997 - $23 million; 1998 - $19 million; 1999 - $16 million; 2000 - $12 million; and 2001 - $9 million. The leases contain no significant restrictions or obligations, and capital leases included are not material.

Underwriting and Reinsurance Risk

Underwriting standards for individual life policies generally require evidence of insurability. If applications involving substandard risks are accepted, higher premiums are charged or coverage is limited. Other coverages may be written without evidence of insurability, with product design, pricing or other requirements compensating for the higher level of anticipated claims.
     To limit risk, the Company retains no more than $1 million of life insurance and $250 thousand of accidental death benefits for any single life. Excess coverages are reinsured externally, and at December 31, 1996, amounted to approximately 5.7% of total life insurance in force. The Company would become liable for the reinsured benefits if the reinsurers could not meet their obligations.

60 Providan 1996 Annual Report

  Effective June 30, 1995, the Company entered into a coinsurance agreement with North American Security Life (NASL). This agreement coinsures existing deposits of NASL's fixed annuities and the fixed account portion of its variable annuity product business. In addition, this agreement includes prospective coinsurance of additional annual fixed annuity deposits from the future sales of NASL's fixed and variable annuities. Under the agreement, the Company received cash and invested assets in exchange for its coinsurance of more than $720 million of fixed annuity deposits. At December 31, 1996 and 1995, there were $557 million and $729 million, respectively, of fixed annuity deposits outstanding that were coinsured by the Company. Other reinsurance activities do not have a significant impact on the financial statements.

Legal Proceedings

In the normal course of business, the Company and its subsidiaries are parties to a number of lawsuits. Management believes that these suits will be resolved with no material financial impact on the Company.

Note M - Stock Ownership and Stock Option Plans

The Providian Corporation Stock Ownership Plan (the "Plan") provides for the award of up to 2,000,000 shares of the Company's common stock (subject to certain adjustments) on a nonrestricted or restricted basis. Under the Plan, a portion of key salaried employees' incentive awards (and non-employee directors' compensation) may be paid in nonrestricted shares of the Company's common stock and matched with an award of restricted shares. Recipients of all stock awards have the right to vote their respective shares and to receive cash dividends. Nonrestricted stock can be withdrawn after the grant date, resulting in forfeiture of the matching restricted shares. Restricted stock cannot be sold or transferred by the recipient prior to the vesting period, which is three years for 50% of the shares and six years for the remaining shares. During 1996, there were 73,200 shares (69,000 shares in 1995 and 145,000 shares in 1994) issued under the Plan that were nonrestricted and 81,700 shares (69,000 shares in 1995 and 147,000 shares in 1994) issued that were restricted. At December 31, 1996, there were approximately 1,374,000 shares available for future awards. Unearned compensation under the Plan is recorded as unearned restricted stock in the Consolidated Statements of Financial Condition and is amortized over the vesting period.
  The Company has a stock option plan for key salaried employees that authorizes the Board of Directors to grant, before May 5, 2005, options to purchase a total of 4,500,000 shares of common stock and related stock appreciation rights, subject to various terms, at not less than fair market value. Generally, the options granted become exercisable at the rate of one-third per year beginning one year after the date granted, and must be exercised not later than ten years after the grant date. During 1994, certain options were granted to senior management at a price in excess of the fair market value on the date of grant. These options granted became exercisable one year after the date granted and must be exercised not later than seven years after the grant date.
  SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995, was adopted by the Company as of January 1, 1996. The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue their current practice, but disclose the pro forma effects on net income and earnings per share had the fair value of the options been expensed. The Company elected to continue applying APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations for its stock option plans and to provide the required pro forma information for stock options granted after December 31, 1994. Accordingly, no compensation expense has been recognized for the stock option plan. Had compensation expense for the stock option plan for options granted after December 31, 1994 been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the provisions prescribed under SFAS No. 123, net income and net income per common share would have been reduced to the pro forma amounts indicated below:

Year Ended December 31                                1996      1995
---------------------------------------------------------------------
(Dollars in millions except per common share)

Net income applicable
 to common stock:
  As reported                                        $ 435     $ 345
  Pro forma                                            432       344

Net income per common share:
  As reported                                        $4.64     $3.60
  Pro forma                                           4.61      3.59
=====================================================================

  The effects on 1996 and 1995 pro forma net income and net income per common share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to such factors as the vesting period of the stock options and the potential for issuance of additional stock options in future years. The fair value of options granted after December 31, 1994, used as a basis for the above pro forma disclosures, was estimated as of the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were made in estimating fair value of the options awarded in the following years:


Year Ended December 31                               1996       1995
---------------------------------------------------------------------
Assumptions:
Expected dividend yield                            2.48%     2.48%
Risk-free interest rate                            6.35      6.32
Expected life of options                        5 years   5 years
Expected volatility                                  25%       28%
=====================================================================

  The weighted average fair value of options granted in 1996 was $10.49 per share.

                        61|PROVIDIAN 1996 ANNUAL REPORT

     Information regarding the stock option plan for 1996 under SFAS No. 123 disclosure requirements and for 1995 and 1994 under APB Opinion No. 25 disclosure requirements is as follows:

                                                                     Weighted
                             Number of        Option Price            Average
                               Options           Per Share     Exercise Price
-----------------------------------------------------------------------------
Options outstanding
  at January 1, 1994         3,004,613     $12.53 - $43.06                N/A
Granted                      1,688,475      30.75 -  40.88                N/A
Exercised                     (189,617)     12.69 -  31.78                N/A
Forfeited or expired          (171,449)     21.75 -  43.06                N/A
-----------------------------------------------------------------------------
Options outstanding
  at December 31, 1994       4,332,022     $12.53 - $43.06                N/A
Granted                      1,015,000      36.25 -  40.88                N/A
Exercised                     (694,193)     12.53 -  31.78                N/A
Forfeited or expired          (432,634)     31.50 -  43.06                N/A
-----------------------------------------------------------------------------
Options outstanding
  at December 31, 1995       4,220,195                 N/A             $33.56
Granted                      1,003,300                 N/A              40.35
Exercised                     (564,684)                N/A              27.41
Forfeited or expired          (236,763)                N/A              37.44
-----------------------------------------------------------------------------
Options outstanding
  at December 31, 1996       4,422,048                 N/A             $35.67
=============================================================================

     The following tables summarize information about stock options outstanding and exercisable at December 31, 1996:

                            Options Outstanding
-----------------------------------------------------------------------------
                                                   Weighted
                                                    Average          Weighted
Range of                         Number           Remaining           Average
Exercise Price              Outstanding    Contractual Life    Exercise Price
-----------------------------------------------------------------------------
$14.84 - $18.41                  86,100             2 years            $16.00
 20.53 -  25.50                 529,784             4 years             21.43
 30.75 -  39.50               1,616,531             8 years             34.10
 40.31 -  46.25               2,189,633             9 years             41.04
-----------------------------------------------------------------------------
Total options outstanding     4,422,048
=============================================================================

                            Options Exercisable
-----------------------------------------------------------------------------
                                                                     Weighted
Range of                                     Number                   Average
Exercise Prices                         Exercisable            Exercise Price
-----------------------------------------------------------------------------
$14.84 - $18.41                              86,100                    $16.00
 20.53 -  25.50                             525,784                     21.43
 30.75 -  39.50                             904,899                     33.15
 40.31 -  43.06                           1,219,133                     41.59
-----------------------------------------------------------------------------
Total options exercisable                 2,735,916                    $34.12
=============================================================================

     Approximately 2,747,000 and 2,108,000 shares were exercisable at December 31, 1995 and 1994, respectively. At December 31, 1996, there were 1,822,000 shares available for future grant (2,661,000 and 3,492,000 in 1995 and 1994, respectively).


Note N -- Segment Information

The operations of the Company and its subsidiaries have been classified into five business segments as follows: Providian Bancorp, Providian Direct Insurance, Providian Agency Group, Providian Capital Management and Corporate and Other. These segments reflect the management structure of the organization, and are distinguished by products and/or marketing methods.

     See business segment information on pages 21 and 23 through 30 for revenues, income before federal income tax and assets for each of the three years in the period ended December 31, 1996.

     Segment revenues include: premiums and other considerations, including amounts assessed for mortality coverage, contract administration, initiation or surrender; net investment income; consumer loan servicing fees; and other income, net.

     Net investment income, on a fully taxable equivalent basis, reflects a charge to the business segments and income to corporate for capital employed to support the operations of each segment. Net investment income is then allocated to the product lines of each segment based on policy liabilities. Expenses are charged to pretax segment income (and within business segments to product lines) as incurred, or are allocated on bases considered reasonable; however, other acceptable methods of allocation might produce different results.

     Capital expenditures and depreciation expense are not material and, consequently, are not reported.


Note O -- Subsequent Event

On February 4, 1997, Bancorp issued $160 million of mandatorily redeemable preferred securities, which bear interest at the rate of 9.525%. Bancorp intends to use the proceeds from issuance for the retirement of outstanding indebtedness ($43 million as of December 31, 1996) owed to Providian Corporation, for the redemption of preferred stock ($63 million as of December 31, 1996) held by Providian Corporation, and for general Bancorp business purposes. Providian Corporation plans to use the proceeds to be received from Bancorp to redeem Providian Corporation's $95 million Sinking Fund Debentures during 1997.

-----------------------------------------
Management

Office of the Chairman

Irving W. Bailey II
Chairman and
Chief Executive Officer

Shailesh J. Mehta
President and
Chief Operating Officer


Corporate Officers

Peter A. Cola
Vice President and
Chief Technology Officer

David C. Daulton
Senior Vice President and
Chief Actuary

James V. Elliott
Senior Vice President, General
Counsel and Corporate Secretary

Lawrence Pitterman
Senior Vice President -
Corporate Administration

Elaine J. Robinson
Vice President and Treasurer

Robert L. Walker
Senior Vice President -
Finance and
Chief Financial Officer

Consumer Lending
Operations

David R. Alvarez
Senior Vice President -
Providian Home Loans

Seth A. Barad
Executive Vice President -
Unbanked Business

A. Sami Siddiqui
Executive Vice President -
Unsecured Spread Business

David B. Smith
Executive Vice President -
Unsecured Spread Operations



Insurance Operations


Robert S. Greer, Jr.
Chief Operating Officer
Providian Agency Group

Frederick C. Kessell
President and
Chief Investment Officer
Providian Capital Management

David M. McDonough
Senior Vice President and
Chief Marketing Officer
Providian Agency Group

David J. Miller
Chief Operating Officer
Providian Direct Insurance

63|PROVIDIAN 1996 ANNUAL REPORT

--------------------------------------------------------------------------------
Board of Directors

Directors


Irving W. Bailey II, 55
Chairman and
Chief Executive Officer
Providian Corporation
Director since 1987

John L. Clendenin, 62
Chairman of the Board
BellSouth Corporation
(telecommunications holding
company)
Director since 1984

John M. Cranor III, 50
President and Chief Executive Officer
Long John Silver's Restaurants, Inc.
(quick-service seafood restaurants)
Director since 1991

Lyle Everingham, 70
Retired Chairman of the Board
and Chief Executive Officer
The Kroger Co.
(food and drug retailer and
manufacturer)
Director since 1980

Raymond V. Gilmartin, 56
Chairman, President and
Chief Executive Officer
Merck & Co., Inc.
(pharmaceutical and specialty
chemical manufacturer)
Director since 1993

J. David Grissom, 58
Chairman
Mayfair Capital
(private investment company)
Director since 1978

Watts Hill, Jr., 70
Business and Financial
Consultant
Watts Hill, Jr. & Associates
(business and financial
consulting firm)
Director since 1974

Ned C. Lautenbach, 53
Senior Vice President and
Group Executive
Sales and Services
IBM Corporation
(information technology developer
and manufacturer)
Director since 1995

F. Warren McFarlan, Ph.D., 59
Senior Associate Dean and
Professor of Business
Administration
Harvard Business School
Director since 1986

Shailesh J. Mehta, 47
President and
Chief Operating Officer
Providian Corporation
Director since 1994

Martha R. Seger, Ph.D., 65
Distinguished Visiting
Professor of Finance
Central Michigan University
Director since 1991

Larry D. Thompson, 51
Partner
King & Spalding
(law firm)
Director since 1994

Board Committees


Asset/Liability
Raymond V. Gilmartin, Chair
Irving W. Bailey II
John L. Clendenin
John M. Cranor III
Lyle Everingham
J. David Grissom
Watts Hill, Jr.
Ned C. Lautenbach
F. Warren McFarlan, Ph.D.
Shailesh J. Mehta
Martha R. Seger, Ph.D.
Larry D. Thompson

Audit
Larry D. Thompson, Chair
John L. Clendenin
J. David Grissom
Martha R. Seger, Ph.D.

Financial Resources
Watts Hill, Jr., Chair
Irving W. Bailey II
J. David Grissom
Shailesh J. Mehta
Martha R. Seger, Ph.D.
Larry D. Thompson

Human Resources
F. Warren McFarlan, Ph.D., Chair
John M. Cranor III
Lyle Everingham
Raymond V. Gilmartin
Watts Hill, Jr.
Ned C. Lautenbach



Marketing
Lyle Everingham, Chair
Irving W. Bailey II
John L. Clendenin
John M. Cranor III
Raymond V. Gilmartin
Ned C. Lautenbach
F. Warren McFarlan, Ph.D.
Shailesh J. Mehta

Special
Irving W. Bailey II
John M. Cranor III
J. David Grissom
Shailesh J. Mehta


Providian 1996 Annual Report

The graph below is a stacked bar chart that reflects the operating earnings by each business segment (excluding Corporate and Other) for the year ended December 31, 1992 through 1994.The graph below is a stacked bar chart reflecting the Operating Earnings by Business Segment for the years ended December 31, 1994 through 1996. Total pretax operating earnings appear at the top of each bar.


Pretax Operating Earnings by Business Segment
(Dollars in millions)

[GRAPH APPEARS HERE]

Business Segment                           1994    1995    1996
----------------                           ----    ----    ----
Providian Bancorp                         $ 150   $ 188   $ 228
Providian Direct Insurance                  110     113      91
Providian Agency Group                      182     182     191
Providian Capital Management                137     135     162
Corporate and Other                         (32)    (43)    (50)
                                          -----   -----   -----
Total Pretax Operating Earnings           $ 547   $ 575   $ 622


The graph below is a stacked bar chart reflecting the Revenues by Business Segment for the years ended December 31, 1994 through 1996. Total revenues appear on the top of each bar.

Revenues by Business Segment
(Dollars in millions)

[GRAPH APPEARS HERE]

Business Segment                 1994     1995     1996
----------------                ------   ------   ------
Providian Bancorp               $  592   $  793   $  987
Providian Direct Insurance         780      786      772
Providian Agency Group             726      743      744
Providian Capital Management       908    1,085    1,068
Corporate and Other                (47)     (19)      51
                                ------   ------   ------
Total Revenues                  $2,959   $3,388   $3,622


The graph below is a pie chart reflecting the percentage Distribution of Insurance Invested Assets at December 31, 1996. The legend contains the dollar amount of each investment in millions as well as total insurance invested assets.

Distribution of Insurance Invested Assets
December 31, 1996
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                    % of
Investment Type                            Amount   Total
---------------                            ------   -----
Public Bonds                              $ 8,579   45.6%
Commercial Mortgages                        2,864   15.2
Residential Mortgages                       2,718   14.5
Private Bonds                               2,401   12.8
Cash,Cash Equivalents and Short-Term          889    4.7
 Investments
Common and Preferred Stocks                   506    2.7
Policy Loans                                  487    2.6
Limited Partnerships, Real Estate and
 Other                                        361    1.9

                                          ------   ----
Total Insurance Invested Assets           $18,805    100%

The graph below is a pie chart reflecting the percentage Distribution of Public and Private Bonds by Industry Sector at December 31, 1996. The legend contains the dollar amount of each investment in millions as well as total public and private bonds.

Distribution of Public and Private Bonds by Industry Sector
December 31, 1996
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                              % of
Industry Sector                                      Amount  Total
---------------                                      ------  -----
Industrial                                          $ 4,208   38.4%
Mortgage Backed                                       1,959   17.8
Financial Services                                    1,357   12.4
Asset Backed                                          1,301   11.8
Government Obligations                                1,265   11.5
Public Utliltes                                         529    4.8
Other                                                   361    3.3
                                                    -------   ----
Total Public and Private Bonds                      $10,980    100%


The graph represented below is a pie chart reflecting the percentage of total Commercial Mortgage Loan Principal Balance by Geographic* Location based on ACLI defined regions at December 31, 1996. The legend contains the dollar amount by region in millions as well as total commercial mortgage loans.

Commercial Mortgage Loan Principal Balance by Geographic* Location December 31, 1996
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                                % of
Category                                         Amount        Total
--------                                         ------       ------
East North Central                               $  624         21.2%
South Atlantic                                      543         18.5%
Pacfic                                              477         16.2
West South Central                                  463         15.8
Middle Atlantic                                     349         11.9
East South Central                                  249          8.5
Mountain                                            104          3.5
New England                                          82          2.8
West North Central                                   47          1.6
                                                 ------       ------
Total Commercial Mortgage Loans                  $2,938          100%

* Based on ACLI defined regions

The graph below is a pie chart reflecting the percentage of total Commercial Mortgage Loan Principal Balance by Property Type at December 31, 1996. The legend contains the dollar amount by property type in millions as well as total commercial mortgage loans.

Commercial Mortgage Loan Principal Balance by Property
 Type
December 31, 1996
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                             % of
Category                                            Amount  Total
--------                                            ------  -----
Apartment                                           $  872   29.7%
Retail                                                 840   28.6
Office                                                 695   23.6
Industrial                                             202    6.9
Health Care                                            109    3.7
Agricultural                                            87    3.0
Hotel                                                   77    2.6
Other                                                   56    1.9
                                                    ------   ----
Total Commercial Mortgage Loans                     $2,938    100%


The graph represented below is a pie chart reflecting the percentage of total Residential Mortgage Loan Principal Balance by Geographic* Location based on ACLI defined regions at December 31, 1996. The legend contains the dollar amount by region in millions as well as total residential mortgage loans.

Residential Mortgage Loan Principal Balance by Geographic* Location December 31, 1996
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                                % of
Category                                         Amount        Total
--------                                         ------       ------
Pacific                                           1,040         38.2%
South Atlantic                                      401         14.7
Middle Atlantic                                     372         13.7
Mountain                                            307         11.2
East North Central                                  194          7.1
New England                                         153          5.6
West South Central                                  122          4.5
West North Central                                   95          3.5
East South Central                                   41          1.5
                                                 ------       ------
Total Residential Mortgage Loans                  2,725          100%

* Based on ACLI defined regions

                               GRAPHICS APPENDIX


1. Page 18 of Management's Discussion and Analysis in the 1996 Annual Report contains a stacked bar chart reflecting the Pretax Operating Earnings by Business Segment for the years ended December 31, 1994 through 1996. Total pretax operating earnings appear at the top of each bar.

2. Page 19 of Management's Discussion and Analysis in the 1996 Annual Report contains a stacked bar chart reflecting the Revenues by Business Segment for the years ended December 31, 1994 through 1996. Total revenues appear on the top of each bar.

3. Page 31 of Management's Discussion and Analysis in the 1996 Annual Report contains a pie chart reflecting the percentage Distribution of Insurance Invested Assets at December 31, 1996. The legend contains the dollar amount of each investment in millions as well as total insurance invested assets.

4. Page 33 of Management's Discussion and Analysis in the 1996 Annual Report contains a pie chart reflecting the percentage Distribution of Pubic and Private Bonds by Industry Sector at December 31, 1996. The legend contains the dollar amount of each industry sector in millions as well as total public and private bonds.

5. Page 34 of Management's Discussion and Analysis in the 1996 Annual Report contains a pie chart reflecting the percentage of total Commercial Mortgage Loan Principal Balance by Geographic Location based on ACLI defined regions at December 31, 1996. The legend contains the dollar amount by region in millions as well as total commercial mortgage loans.

6. Page 34 of Management's Discussion and Analysis in the 1996 Annual Report contains a pie chart reflecting the percentage of total Commercial Mortgage Loan Principal Balance by Property Type at December 31, 1996. The legend contains the dollar amount by property type in millions as well as total commercial mortgage loans.

7. Page 34 of Management's Discussion and Analysis in the 1996 Annual Report contains a pie chart reflecting the percentage of total Residential Mortgage Loan Principal Balance by Geographic Location based on ACLI defined regions at December 31, 1996. The legend contains the dollar amount by region in millions as well as total residential mortgage loans.

                                                                               9